As Filed with the Securities and Exchange Commission on November 4, 2022

Registration No. 333-267558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

AMENDMENT NO. 2 TO

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

CARAVELLE INTERNATIONAL GROUP
(Exact name of Registrant as specified in its charter)

_____________________

Cayman Islands	6770	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051
(65) 8304 8372

_____________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168

_____________________

Copies of communications to:

Giovanni Caruso, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000 (212) 407-4990 – Facsimile	Elizabeth F. Chen, Esq. Pryor Cashman LLP 7 Times Square New York, NY 10036 (212) 326-0199

_____________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement are satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 4, 2022

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF
PACIFICO ACQUISITION CORP.
AND PROSPECTUS FOR ORDINARY SHARES, RIGHTS AND UNITS
OF CARAVELLE INTERNATIONAL GROUP

Proxy Statement/Prospectus dated [•], 2022
and first mailed to the stockholders of Pacifico Acquisition Corp. on or about [•], 2022

To the Stockholders of Pacifico Acquisition Corp.:

You are cordially invited to attend the special meeting of the Stockholders of Pacifico Acquisition Corp. (“Pacifico,” “we”, “our”, or “us”), which will be held at 10:00 a.m., Eastern time, on [•], 2022 (the “Special Meeting”). Due to the public health concerns relating to the coronavirus pandemic, and our concerns about protecting the health and well-being of our stockholders, the board of directors of Pacifico (the “Pacifico Board”) has determined to convene and conduct the Special Meeting in a virtual meeting format at [http://www.astproxy.com/[•]]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Pacifico is a Delaware corporation incorporated as a blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The business combination will be completed through a two-step process consisting of the Initial Merger (as defined below) and the SPAC Merger (as defined below).

On April 5, 2022, Pacifico entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger dated August 15, 2022 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Caravelle International Group, a Cayman Islands exempted company (“PubCo”), Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2” and, together with PubCo and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Caravelle Group Co., Ltd, a Cayman Islands exempted company (“Caravelle”), pursuant to which (a) Merger Sub 1 will merge with and into Caravelle (the “Initial Merger”), and Caravelle will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and (b) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 will merge with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo (collectively, the “Business Combination”). Following the Business Combination, PubCo will be a publicly traded holding company listed on a national stock exchange in the United States. As used herein, the “Combined Company” refers to PubCo and its consolidated subsidiaries after the consummation of the Business Combination.

As a result of the Merger, among other things, (i) all outstanding ordinary shares of Caravelle will be cancelled in exchange for 50,000,000 ordinary shares of PubCo (the “PubCo Ordinary Shares”), (ii) each outstanding unit of Pacifico (the “Pacifico Unit”) will be automatically detached, (iii) each unredeemed outstanding share of common stock of Pacifico (the “Pacifico Common Stock”) will be cancelled in exchange for the right to receive one (1) PubCo Ordinary Share, (iv) every ten (10) outstanding rights of Pacifico (the “Pacifico Rights”) will be contributed in exchange for one (1) PubCo Ordinary Share, cancelled and cease to exist, and (v) each unit purchase option of Pacifico (the “Pacifico UPO”) will automatically be cancelled and cease to exist in exchange for one (1) unit purchase option of PubCo (the “PubCo UPO”).

After the Business Combination, PubCo will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Dr. Guohua Zhang will control more than 50% of PubCo’s voting rights. For so long as PubCo remains a controlled company under that definition, PubCo will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, investors in PubCo Ordinary Shares will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Following the closing of the Business Combination (the “Closing”), and as additional contingent consideration for the Merger, within ten (10) business days after the occurrence of certain events, PubCo shall issue or cause to be issued to certain shareholders of Caravelle the following additional PubCo Ordinary Shares (which shall be equitably adjusted for share subdivisions, share consolidations, share dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction): (i) a one-time issuance of 15,000,000 PubCo Ordinary Shares (the “Initial Earnout Shares”) upon PubCo reporting consolidated revenue of no less than $200,000,000 for the six months ending June 30, 2023, provided that such financial statements have been reviewed by PubCo’s independent auditors; and (ii) a one-time issuance of 20,000,000 PubCo Ordinary Shares (the “Subsequent Earnout Shares” and together with the “Initial Earnout Shares,” the “Earnout Shares”) upon PubCo reporting audited consolidated revenue of no less than $450,000,000 for the year ending December 31, 2023. In addition, 3,349,520 PubCo Ordinary Shares will be reserved and authorized for issuance under the 2022 Share Incentive Plan (the “2022 Plan”) if the 2022 Plan is approved by Pacifico’s stockholders at the Special Meeting. The actual grants of the awards under the 2022 Plan will occur after the Closing.

This proxy statement/registration statement is registering the following securities:

•        7,495,000 PubCo Ordinary Shares issuable in exchange for all outstanding shares of Pacifico Common Stock in connection with the SPAC Merger on a one-for-one basis, including (i) 5,750,000 PubCo Ordinary Shares issuable in exchange for shares of Pacifico Common Stock owned by Pacifico’s public stockholders; (ii) 1,437,500 PubCo Ordinary Shares issuable in exchange for shares of Pacifico Common Stock owned by Pacifico’s founders; (iii) 250,000 PubCo Ordinary Shares issuable in exchange for shares of Pacifico Common Stock owned by Pacifico’s sponsor; and (iv) 57,500 PubCo Ordinary Shares issuable in exchange for shares of Pacifico Common Stock owned by Chardan Capital Markets LLC (“Chardan”);

•        85,000,000 PubCo Ordinary Shares representing (i) 50,000,000 PubCo Ordinary Shares issuable in exchange of 500,000 ordinary shares of Caravelle owned by its shareholders in connection with the Mergers; and (ii) 35,000,000 PubCo Ordinary Shares representing the maximum potential number of earnout shares issuable to Caravelle shareholders pursuant to certain triggers described in the proxy statement/prospectus;

•        605,750 PubCo Ordinary Shares representing (i) 575,000 PubCo Ordinary Shares in exchange for the cancellation of 5,750,000 Pacifico Rights held by Pacifico’s public rightsholders; (ii) 25,000 PubCo Ordinary Shares in exchange for the cancellation of 250,000 Pacifico Rights held by Pacifico’s sponsor; and (iii) 5,750 PubCo Ordinary Shares in exchange for the cancellation of 57,500 Pacifico Rights held by Chardan;

•        1 PubCo UPO to be issued to Chardan to purchase 158,125 units of PubCo;

•        158,125 PubCo Ordinary Shares included in units underlying the PubCo UPO; and

•        15,812 PubCo Ordinary Shares issuable in respect of rights included in Units underlying PubCo UPO.

At the Special Meeting, Pacifico stockholders will be asked to consider and vote upon the following proposals:

1.      The Business Combination Proposal: a proposal to approve and adopt the Merger Agreement (the “Business Combination Proposal” or “Proposal No. 1”). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A;

2.      The Redomestication Proposal: a proposal to approve the “redomestication” from Delaware to Cayman Islands that will take place with respect to the new public holding company pursuant to the terms of the Merger Agreement (the “Redomestication Proposal” or “Proposal No. 2”);

3.      The Nasdaq Proposal: a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, or Nasdaq Listing Rules, the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Merger Agreement (the “Nasdaq Proposal” or “Proposal No. 3”);

4.      The Incentive Plan Proposal: a proposal to approve the 2022 Plan (the “Incentive Plan Proposal” or “Proposal No. 4”). A copy of the 2022 Plan is attached to the accompanying proxy statement/prospectus as Annex C;

5.      The PubCo Charter Proposal: a proposal to amend PubCo’s memorandum and articles of association (the “PubCo Charter Proposal” or “Proposal No. 5”). A copy of the proposed amended and restated memorandum and articles of association of PubCo is attached to the accompanying proxy statement/prospectus as Annex B;

6.      The Adjournment Proposal: a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus (the “Adjournment Proposal” or “Proposal No. 6” and, together with the Business Combination Proposal, the Redomestication Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the PubCo Charter Proposal, the “Proposals”).

Each Public Unit consists of one Public Share and one Public Right. Each Public Right will convert into one-tenth (1/10) of one PubCo Ordinary Share upon the consummation of the Business Combination.

If the Pacifico stockholders approve the Business Combination Proposal, immediately prior to the consummation of the Business Combination, all outstanding Public Units will separate into their individual components of Public Shares and Public Rights and will cease separate existence and trading.

Upon the consummation of the Business Combination, the current equity holdings of the Pacifico stockholders shall be exchanged as follows:

(i)      Each share of Pacifico Common Stock issued and outstanding immediately prior to the effective time of the SPAC Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each share of such Pacifico Common Stock, PubCo shall issue to each Pacifico stockholder (other than Pacifico stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)    The holders of Pacifico Rights convertible into one-tenth (1/10) of one share of Pacifico Common Stock issued and outstanding immediately prior to the effective time of the SPAC Merger will receive one-tenth (1/10) of one PubCo Ordinary Share in exchange for the cancellation of each Pacifico Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share; and

(iii)   The holders of the Pacifico UPO to purchase units consisting of Pacifico Common Stock and Pacifico Rights issued and outstanding immediately prior to the effective time of the SPAC Merger will automatically be cancelled and cease to exist in exchange for one (1) unit purchase option of PubCo (the “PubCo UPO”).

It is anticipated that, upon consummation of the Business Combination, Pacifico’s existing stockholders, including the Sponsor (as defined below), will own approximately 9.8% of the issued PubCo Ordinary Shares, and Caravelle’s current shareholders will own of approximately 85.6% of the issued PubCo Ordinary Shares. These relative percentages assume that none of Pacifico’s existing public stockholders exercise their redemption rights, as discussed herein. If any of Pacifico’s existing public stockholders exercise their redemption rights, the anticipated percentage ownership of Pacifico’s existing stockholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Statements” for further information.

The Pacifico Units, Pacifico Common Stock and Pacifico Rights are currently listed on the Nasdaq Stock Market under the symbols “PAFOU,” “PAFO” and “PAFOR,” respectively. PubCo has applied to list the PubCo Ordinary Shares on the Nasdaq Stock Market under the symbol “CACO” in connection with the Closing. Pacifico cannot assure you that the PubCo Ordinary Shares will be approved for listing on Nasdaq.

Investing in PubCo Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 30 for a discussion of information that should be considered in connection with an investment in PubCo Ordinary Shares.

As of June 30, 2022, there was approximately $58,151,659 in Pacifico’s Trust Account (as defined below). On November 3, 2022, the last sale price of Pacifico Common Stock was $10.14.

Pursuant to Pacifico’s amended and restated certificate of incorporation, Pacifico is providing its public stockholders with the opportunity to redeem all or a portion of their shares of Pacifico Common Stock at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the Special Meeting, including interest, less taxes payable, divided by the number of then outstanding shares of Pacifico Common Stock that were sold as part of the Pacifico Units in Pacifico’s initial public offering (“IPO”), subject to the limitations described herein. Pacifico estimates that the per-share price at which public shares may be redeemed from cash held in the trust account will be approximately $10.10 at the time of the Special Meeting. Pacifico’s public stockholders may elect to redeem their shares even if they vote for the Merger or do not vote at all. Pacifico has no specified maximum redemption threshold under Pacifico’s amended and restated certificate of incorporation. Holders of outstanding Pacifico Rights do not have redemption rights in connection with the Business Combination.

Pacifico is providing this proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. the Initial Stockholders and Chardan, which owns approximately 23.3% of Pacifico Common Stock as of the record date, have agreed to vote its Pacifico Common Stock in favor of the Business Combination Proposal, and intend to vote for the Redomestication Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, and the Adjournment Proposal.

Each stockholder’s vote is very important. Whether or not you plan to attend the Special Meeting in person, please submit your proxy card without delay. Pacifico’s stockholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a stockholder from voting in person if such stockholder subsequently chooses to attend the Special Meeting. If you are a holder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person. Assuming that a quorum is present, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals. And broker non-votes will have no effect on any of the Proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the Proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting of stockholders and, if a quorum is present, will have the effect of a vote against the Business Combination Proposal and no effect on the Adjournment Proposal. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 30.

The Pacifico Board has unanimously approved the Merger Agreement, and unanimously recommends that Pacifico stockholders vote “FOR” approval of each of the Proposals.    When you consider Pacifico Board’s recommendation of these Proposals, you should keep in mind that Pacifico’s directors and officers have interests in the Business Combination that may conflict with or differ from your interests as a stockholder. See the section titled “Proposals to be Considered by Pacifico Stockholders: The Business Combination — Interests of Pacifico’s Directors and Executive Officers in the Business Combination.”

On behalf of the Pacifico Board, I thank you for your support and we look forward to the successful consummation of the Business Combination.

Sincerely,

Edward Cong Wang Chief Executive Officer Pacifico Acquisition Corp.
[•], 2022

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

HOW TO OBTAIN ADDITIONAL INFORMATION

If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Pacifico with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact our proxy solicitor, at:

Morrow Sodali LLC
333 Ludlow Street
5th floor, South Tower
Stamford, CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: PAFO.info@investor.morrowsodali.com

If you would like to request documents, please do so no later than one week prior to the meeting date to receive them before the Special Meeting. Please be sure to include your complete name and address in your request. Please see the section titled “Where You Can Find Additional Information” to find out where you can find more information about Pacifico, PubCo and Caravelle. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. None of Pacifico, PubCo and Caravelle has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus:

“2022 Plan” or “Incentive Plan” means the PubCo 2022 Share Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex C.

“Acquisition Entity” means each of PubCo, Merger Sub 1 and Merger Sub 2.

“Acquisition Entities” means PubCo, Merger Sub 1 and Merger Sub 2, collectively.

“Adjournment Proposal” or “Proposal No. 6” means a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus.

“Amended and Restated Registration Rights Agreement” means the amended and restated registration rights agreement that certain holders of ordinary shares of the Caravelle, certain holders of Pacifico Common Stock, and the holders of the Private Units will enter into at the Closing.

“AST” means American Stock Transfer & Trust Company, LLC.

“BDI” means the Baltic Dry Index, an index of the daily average of charter rates for key routes published by the Baltic Exchange Limited.

“Business Combination” means the Mergers and the other Transactions to be consummated under the Merger Agreement.

“Business Combination Proposal” or “Proposal No. 1” means a proposal to approve and adopt the Merger Agreement.

“Caravelle” means Caravelle Group Co., Ltd, a Cayman Islands exempted company.

“Caravelle Board” means the board of directors of Caravelle.

“Chardan” means Chardan Capital Markets LLC.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code.

“Combined Company” means PubCo and its consolidated subsidiaries after the consummation of the Business Combination.

“Company Extension Obligation” means Caravelle’s obligation to deposit in (i) the Trust Account by September 6, 2022, $575,000, which shall reach the Trust Account by September 13, 2022, to extend the existence of Pacifico for three (3) months beyond the initial twelve (12) months and (ii) an escrow account established by Loeb & Loeb LLP as the escrow agent by November 16, 2022, an additional $575,000 to extend the existence of Pacifico for another three (3) months.

“CO-Tech” means new carbon-neutral ocean technology. The CO-Tech business is an innovative integration of ocean shipping, wood drying, and carbon trading businesses.

“DWAC” means Deposit/Withdrawal At Custodian.

“Earnout Shares” means initial earnout shares and subsequent earnout shares.

“ESG” means environmental, social and corporate governance.

“Founder Shares” refer to the 1,437,500 shares of common stock held or controlled by Pacifico’s insiders prior to the IPO.

“GAAP” means accounting principles generally accepted in the United States of America.

“IFRS” means the International Financial Reporting Standards.

“Incentive Plan Proposal” or “Proposal No. 4” means a proposal to approve PubCo’s 2022 Share Incentive Plan.

“Initial Merger” means the merger of Merger Sub 1 with and into Caravelle.

“Initial Stockholders” means the stockholders who hold the Founder Shares.

“IPO” means Pacifico’s initial public offering.

“Lock-up Agreements” means the lock-up agreements that certain holders of Caravelle ordinary shares and certain holders of Pacifico Common Stock executed contemporaneously with the execution of the Merger Agreement.

“Lock-Up Period” means the period commencing on the Closing Date and ending on the earlier of (A) six-month anniversary of the date of the Closing; and (B) subsequent to the Closing, the date on which PubCo consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property.

“Lock-up Shares” means any PubCo Ordinary Shares to be received by such holders as consideration in the Merger, and further including any other securities held by such holders immediately following the Merger which are convertible into, or exercisable, or exchangeable for, PubCo Ordinary Shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Pacifico Common Stock if any, acquired during the Lock-Up Period.

“Merger” means SPAC Merger and Initial Merger.

“Merger Agreement” means certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time) entered into by PubCo, Merger Sub 1, Merger Sub 2 and Caravelle on April 5, 2022 and amended by the Amended and Restated Agreement and Plan of Merger dated August 15, 2022.

“Merger Sub 1”means Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of PubCo.

“Merger Sub 2” means Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nasdaq Proposal” or “Proposal No. 3” means a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, or Nasdaq Listing Rules, the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Merger Agreement.

“NYSE” means the New York Stock Exchange.

“Over-allotment Units” means additional 750,000 additional Public Units that the underwriters purchased when the underwriters fully exercised the option to cover over-allotments on September 22, 2021.

“Pacifico” means Pacifico Acquisition Corp.

“Pacifico Board” means the board of directors of Pacifico.

“Pacifico Common Stock” means shares of common stock of Pacifico.

“Pacifico Rights” means rights of Pacifico.

“Pacifico securities” means Pacifico Units, Pacifico Common Stock (excluding any redeemed shares) and Pacifico Rights.

“Pacifico Units” means units of Pacifico.

“Pacifico UPO” means a unit purchase option of PubCo.

“Private Units” means the 307,500 units of Pacifico that the Sponsor and Chardan purchased at a price of $10.00 per Private Unit for an aggregate purchase price of $3,075,000 in a private placement.

“Proposals” means the Business Combination Proposal, the Redomestication Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, and the Adjournment Proposal.

“PubCo” means Caravelle International Group, a Cayman Islands exempted company.

“PubCo Board” means the board of directors of PubCo.

“PubCo Charter Proposal” or “Proposal No. 5” means a proposal to amend PubCo’s memorandum and articles of association.

“PubCo Ordinary Shares” means Ordinary Shares of PubCo, par value $0.0001 per share.

“Public Rights” means rights of Pacifico sold as part of the Public Units in the IPO.

“Public Shares” means shares of common stock of Pacifico sold as part of the Public Units in the IPO.

“Public Units” means units of Pacifico sold in the IPO.

“Redomestication” means a redomestication from Delaware to Cayman Islands once the Merger is effective.

“Redomestication Proposal” or “Proposal No. 2” means a proposal to approve the “redomestication” from Delaware to Cayman Islands that will take place with respect to the new public holding company pursuant to the terms of the Merger Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“SGEX” means SGEX Group Co., Ltd.

“Shareholder Support Agreement” means the support agreement that PubCo, Caravelle, Pacifico, and certain holders of Caravelle ordinary shares entered into contemporaneously with the execution of the Merger Agreement.

“Singapore Garden” means Singapore Garden Technology Pte. Ltd.

“Singapore Subsidiaries” means Topsheen Shipping Singapore Pte. Ltd., Topsheen Bulk Singapore Pte. Ltd. and Singapore Garden Technology Pte. Ltd. (collectively, the “Singapore Subsidiaries”).

“SPAC Merger” means the merger of Merger Sub 2 with and into Pacifico.

“Special Meeting” means the special meeting of the Stockholders of Pacifico be held at 10:00 a.m., Eastern time, on [•], 2022, as a virtual meeting at [http://www.astproxy.com/[•]].

“Sponsor” means Pacifico Capital LLC.

“Sponsor Support Agreement” means the sponsor support agreement that PubCo, Caravelle, Pacifico, and certain holders of Pacifico common stock entered into contemporaneously with the execution of the Merger Agreement and amended on October 14, 2022.

“TBS” means Topsheen Bulk Shipping Pte. Ltd.

“Transactions” means, collectively, the Mergers and each of the other transactions contemplated by the Merger Agreement or any of the ancillary agreements.

“TSGC” means Topsheen Shipping Group Corporation.

“TSS” means Topsheen Shipping Singapore Pte. Ltd.

“Topsheen Companies” means TBS, TSGC, and TSS.

“Trust Account” means Pacifico’s U.S.-based trust account with American Stock Transfer & Trust Company, LLC for the benefit of Pacifico’s public stockholders.

Pacifico Acquisition Corp.
c/o Pacifico Capital LLC
521 Fifth Avenue 17th Floor
New York, NY 10175
(646) 886-8892

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON            , 2022

TO THE STOCKHOLDERS OF PACIFICO ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Pacifico Acquisition Corp., a Delaware corporation (“Pacifico”), will be held on            , 2022 at 10:00 AM Eastern Time. Due to the public health concerns relating to the coronavirus pandemic, and our concerns about protecting the health and well-being of our stockholders, the board of directors of Pacifico (the “Pacifico Board”) has determined to convene and conduct the Special Meeting in a virtual meeting format at [http://www.astproxy.com/[•]]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. The Special Meeting will be held for the following purposes:

At the Special Meeting, Pacifico stockholders will be asked to consider and vote upon the following proposals:

1.      The Business Combination Proposal: a proposal to approve and adopt the Merger Agreement (the “Business Combination Proposal” or “Proposal No. 1”). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A;

2.      The Redomestication Proposal: a proposal to approve the “redomestication” from Delaware to Cayman Islands that will take place with respect to the new public holding company pursuant to the terms of the Merger Agreement (the “Redomestication Proposal” or “Proposal No. 2”);

3.      The Nasdaq Proposal: a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, or Nasdaq Listing Rules, the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Merger Agreement (the “Nasdaq Proposal” or “Proposal No. 3”);

4.      The Incentive Plan Proposal: a proposal to approve the 2022 Plan (the “Incentive Plan Proposal” or “Proposal No. 4”). A copy of the 2022 Plan is attached to the accompanying proxy statement/prospectus as Annex C;

5.      The PubCo Charter Proposal: a proposal to amend PubCo’s memorandum and articles of association (the “PubCo Charter Proposal” or “Proposal No. 5”). A copy of the proposed amended and restated memorandum and articles of association of PubCo is attached to the accompanying proxy statement/prospectus as Annex B;

6.      The Adjournment Proposal: a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus (the “Adjournment Proposal” or “Proposal No. 6” and, together with the Business Combination Proposal, the Redomestication Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the PubCo Charter Proposal, the “Proposals”).

All of the proposals set forth above are sometimes collectively referred to herein as the “Proposals.” The Business Combination Proposal and the Redomestication Proposal are dependent upon each other. It is important for you to note that in the event that either of the Business Combination Proposal or the Redomestication Proposal is not approved, then Pacifico will not consummate the Business Combination. If Pacifico does not consummate the Business Combination and fails to complete an initial business combination by December 16, 2022 (or March 16, 2023 if such period is extended by the Sponsor as described herein), Pacifico will be required to dissolve and liquidate.

As of [•], 2022, there were 7,495,000 shares of Pacifico Common Stock issued and outstanding and entitled to vote. Only Pacifico stockholders who hold shares of record as of the close of business on [•], 2022 are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. This proxy statement/prospectus is first being mailed to Pacifico stockholders on or about [•], 2022. Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding Pacifico Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Assuming that a quorum is present, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have the effect of a vote against the Business Combination Proposal and no effect on the Adjournment Proposal. Whether or not you plan to attend the Special Meeting in person, please submit your proxy card without delay to Morrow Sodali LLC not later than the time appointed for the Special Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the Special Meeting. If you fail to return your proxy card and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. You may revoke a proxy at any time before it is voted at the Special Meeting by executing and returning a proxy card dated later than the previous one, by attending the Special Meeting in person and casting your vote by ballot or by submitting a written revocation to Morrow Sodali LLC, 333 Ludlow Street, 5th floor, South Tower, Stamford, CT 06902, that is received by the proxy solicitor before we take the vote at the Special Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

The Pacifico Board unanimously recommends that you vote “FOR” approval of each of the Proposals.

By order of the Board of Directors,

Edward Cong Wang Chief Executive Officer Pacifico Acquisition Corp.
[•], 2022

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed by PubCo (File No. 333-267558) with the SEC, constitutes a prospectus of PubCo under Section 5 of the Securities Act, with respect to the issuance of the PubCo Ordinary Shares to Pacifico’s stockholders and the issuance of the PubCo UPO, if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Special Meeting at which Pacifico’s stockholders will be asked to consider and vote upon the Proposals to approve the Business Combination Proposal, the Redomestication Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the PubCo Charter Proposal.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, PubCo will be required to file its Annual Report on Form 20-F with the SEC no later than four months following its fiscal year end. Pacifico files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Pacifico’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact Pacifico’s proxy solicitor, Morrow Sodali LLC, 333 Ludlow Street, 5th floor, South Tower, Stamford, CT 06902, individuals call toll-free at (800) 662-5200 and banks and brokers call at (203) 658-9400.

None of Pacifico, PubCo, Caravelle nor the other Acquisition Entities has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of PubCo, Pacifico and/or Caravelle and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Caravelle,” and “Business of Caravelle.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Pacifico and Caravelle, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Pacifico and the following:

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination;

•        the outcome of any legal proceedings that may be instituted against Pacifico, Caravelle or others following announcement of the Business Combination and the transactions contemplated therein;

•        the inability to complete the transactions contemplated by the Business Combination due to the failure to obtain approval of the Pacifico stockholders or Caravelle or other conditions to Closing in the Merger Agreement;

•        the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of PubCo to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•        costs related to the proposed Business Combination;

•        the possibility that Pacifico or Caravelle may be adversely impacted by other economic, business, and/or competitive factors;

•        future exchange and interest rates;

•        the significant uncertainty created by the COVID-19 pandemic;

•        the cyclical nature of the shipping industry;

•        Caravelle’s profitability and growth depend on the demand for shipping vessels and global economic conditions, and the impact of consumer confidence and consumer spending on shipping volume and charter rates;

•        if global economic conditions weaken, particularly in the Asia Pacific region, it could have a material adverse effect on Caravelle’s business, financial condition and results of operations;

•        if Caravelle does not compete successfully with new entrants or established companies with greater resources, its shipping business growth and results of operations may be adversely affected;

•        Caravelle operates carriers worldwide and, as a result, its business has inherent operational risks, which may reduce its revenue or increase its expenses, and Caravelle may not be adequately covered by insurance;

•        Caravelle charters vessels mostly from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer;

•        Caravelle’s CO-Tech business has no operating history and its project growth might not be realized;

•        Caravelle’s forecast regarding its CO-Tech business relies in large part upon assumptions and analyses developed by its management. If these assumptions and analyses prove to be incorrect, its actual operating results could suffer;

•        Caravelle is dependent upon its proprietary intellectual properties;

•        it is not certain if Caravelle will be classified as a Singapore tax resident; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those under “Risk Factors” herein, and other filings that have been made or will be made with the SEC by Pacifico or PubCo.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Pacifico, Caravelle and PubCo prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to Caravelle, Pacifico, PubCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, PubCo, Caravelle and Pacifico undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE SPECIAL MEETING

Q:     What is the purpose of this document?

A:     Pacifico is proposing to consummate the Business Combination. The Business Combination will be effected through the Merger, which is described in this proxy statement/prospectus. In addition, the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Approval of the Business Combination will require the affirmative vote of the holders of a majority of the issued and outstanding Pacifico Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof.

Q:     What is being voted on at the Special Meeting?

A:     Below are the Proposals that the Pacifico’s stockholders are being asked to vote on:

•        The Business Combination Proposal to approve the Merger;

•        The Redomestication Proposal to approve the “redomestication” from Delaware to Cayman Islands that will take place with respect to the new public company pursuant to the terms of the Merger Agreement;

•        The Nasdaq Proposal to approve the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Merger Agreement;

•        The Incentive Plan Proposal to approve PubCo’s 2022 Share Incentive Plan;

•        The PubCo Charter Proposal to amend PubCo’s memorandum and articles of association; and

•        The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Pacifico does not receive the requisite stockholder vote to approve the above Proposals.

Approval of each of the Proposals requires the affirmative vote of the holders of a majority of the issued and outstanding Pacifico Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. As of the record date, 1,745,000 shares held by the Initial Stockholders and Chardan, or approximately 23.3% of the outstanding Pacifico Common Stock, would be voted in favor of each of the Proposals.

Q:     Are any of the proposals conditioned on one another?

A:     Yes, the Business Combination Proposal and the Redomestication Proposal are dependent upon each other. It is important for you to note that in the event that either of the Business Combination Proposal or the Redomestication Proposal is not approved, Pacifico will not consummate the Business Combination. If Pacifico does not consummate the Business Combination and fails to complete an initial business combination by December 16, 2022, or March 16, 2023 (if the time-period is extended, as described herein), Pacifico will be required to dissolve and liquidate. The Nasdaq Proposal, the Incentive Plan Proposal, and the PubCo Charter Proposal are conditioned upon the approval of the Business Combination Proposal. Adoption of the Adjournment Proposal is not conditioned upon the approval of any of the other Proposals.

Q:     Do any of Pacifico’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:     Pacifico’s directors and officers may have interests in the Business Combination that are different from your interests as a stockholder. On April 13, 2021, our insiders, including our Sponsor, purchased an aggregate of 1,437,500 shares of Pacifico Common Stock for an aggregate purchase price of $25,000. Simultaneously with the closing of the IPO, Pacifico consummated a private placement for an aggregate of 281,250 units (the “Private Units”), with the Sponsor purchasing 231,250 Private Units, and Chardan purchasing 50,000 Private Units, at a price of $10.00 per Private Unit, generating total proceeds of $2,812,500. On September 22, 2021, simultaneously with the sale of the over-allotment units in the IPO, Pacifico consummated the private sale of an additional 26,250 Private Units to the Sponsor and Chardan, with the Sponsor purchasing 18,750 Private Units, and Chardan purchasing 7,500 Private Units. If Pacifico does not consummate the Business Combination by December 16, 2022 (or March 16, 2023 if the time-period is extended, as described herein), Pacifico will be required to dissolve and liquidate and the securities held by the Initial Stockholders, including the Sponsor, will be worthless because the Initial Stockholders have agreed to waive their rights to any liquidation distributions.

The exercise of Pacifico’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Pacifico stockholders’ best interests.

Q:     When and where is the Special Meeting?

A:     The Special Meeting will take place on [•], 2022 at 10:00 a.m., Eastern Time. Due to the public health concerns relating to the coronavirus pandemic, and our concerns about protecting the health and well-being of our stockholders, the Pacifico Board has determined to convene and conduct the Special Meeting in a virtual meeting format at [http://www.astproxy.com/[•]]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Q:     Who may vote at the Special Meeting?

A:     Only holders of record of Pacifico Common Stock as of the close of business on [•], 2022 (the record date) may vote at the Special Meeting. As of [•], 2022, there were [•] shares of Pacifico Common Stock outstanding and entitled to vote. Please see the section titled “The Special Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:     What is the quorum requirement for the Special Meeting?

A:     Stockholders representing a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting must be present in person or represented by proxy in order to hold the Special Meeting and conduct business. This is called a quorum. Pacifico Common Stock will be counted for purposes of determining if there is a quorum if the stockholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, the Special Meeting will be adjourned to the next business day at the same time and place or to such other time and place as the directors may determine.

Q:     What vote is required to approve the Proposals?

A:     Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding Pacifico Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Since each of the Proposals require the affirmative vote of a majority of the Pacifico Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting “AGAINST” the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Q:     How will the Initial Stockholders vote?

A:     Pacifico’s Initial Stockholders, who as of the record date, owned 1,687,500 shares of Pacifico Common Stock (none of which were publicly purchased), or approximately 22.5% of the issued and outstanding Pacifico Common Stock, have agreed to vote their respective shares acquired by them prior to the IPO in favor of the Business Combination Proposal and other related proposals. To the extent that any public shares are purchased, such public shares will not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC.

Q:     What do I need to do now?

A:     We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as a Pacifico stockholder. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     Do I need to attend the Special Meeting to vote my shares?

A:     No. You are invited to attend the Special Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Special Meeting to vote your Pacifico Common Stock. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. Pacifico encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:     Am I required to vote against the Business Combination Proposal in order to have my Pacifico Common Stock redeemed?

A:     No. You are not required to vote against the Business Combination Proposal in order to have the right to demand that Pacifico redeem your Pacifico Common Stock for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned on your pro rata portion of the trust account, net of taxes payable) before payment of deferred underwriting commissions. These redemption rights in respect of the Pacifico Common Stock are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of Pacifico Common Stock electing to exercise their redemption rights will not be entitled to receive such payments and their Pacifico Common Stock will be returned to them.

Q:     How do I exercise my redemption rights?

A:     If you are a public stockholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [•], 2022 (two business days before the Special Meeting), that Pacifico redeem your shares for cash, and (ii) submit your request in writing to Pacifico’s transfer agent, at the address listed at the end of this section and deliver your shares to Pacifico’s transfer agent (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the Special Meeting.

Any corrected or changed written demand of redemption rights must be received by Pacifico’s transfer agent two business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Pacifico Common Stock as of the record date. Any public stockholder who holds Pacifico Common Stock on or before [•], 2022 (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

American Stock Transfer & Trust Company, LLC
6201 15th Ave.
Brooklyn, NY 11219
Attention: Felix Orihuela
Email: spacsupport@astfinancial.com
Telephone: 1-800-937-5449

Q:     How can I vote?

A:     If you were a holder of record of Pacifico Common Stock on [•], 2022, the record date for the Special Meeting, you may vote with respect to the Proposals in person at the Special Meeting, or by submitting a proxy by mail so that it is received prior to 10:00 a.m. Eastern Time on [•], 2022, in accordance with the instructions provided to you under the section titled “The Special Meeting.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:     If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:     No. Under Nasdaq rules, your broker, bank or nominee cannot vote your Pacifico Common Stock with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Pacifico believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your Pacifico Common Stock without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your Pacifico Common Stock; this indication that a bank, broker or nominee is not voting your Pacifico Common Stock is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your Pacifico Common Stock only if you provide instructions on how to vote. You should instruct your broker to vote your Pacifico Common Stock in accordance with directions you provide.

Q:     What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:     Pacifico will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Special Meeting of Pacifico stockholders. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting of stockholders and, if a quorum is present, will have the effect of a vote against the Business Combination Proposal and no effect on the Adjournment Proposal.

Q:     What happens if I sell my Pacifico Common Stock before the Special Meeting?

A:     The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your Pacifico Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Special Meeting. However, you would not be entitled to receive any PubCo Ordinary Shares following the consummation of the Business Combination because only Pacifico’s stockholders at the time of the consummation of the Business Combination will be entitled to receive PubCo Ordinary Shares in connection with the Business Combination.

Q:     Will I experience dilution as a result of the Business Combination?

A:     Prior to the Business Combination, the Pacifico public stockholders who hold shares issued in the IPO own approximately 76.7% of issued and outstanding shares of Pacifico Common Stock. After giving effect to the Business Combination and to the issuance of (i) 50,000,000 PubCo Ordinary Shares issued to the current Caravelle shareholders, excluding the 30,000,000 Earnout Shares; (ii) up to 8,100,750 PubCo Ordinary Shares to the Pacifico stockholders in connection with the Merger (assuming there are no Pacifico stockholders who exercise their redemption rights and an aggregate of 605,750 shares are issued upon conversion of the Pacifico Rights, including the private rights); and (iii) an aggregate of 343,750 PubCo Ordinary Shares to Chardan including 43,125 PubCo Ordinary Shares as deferred compensation and 300,525 PubCo Ordinary Shares as part of the M&A fee, it is anticipated that, upon completion of the Business Combination, the ownership interests in PubCo as the public company will be as set forth in the table below:

	No Redemption Scenario		Interim Redemption Scenario(1)		Max Redemption Scenario(2)
	Shares	%	Shares	%	Shares	%
Caravelle Shareholders(3)	50,000,000	85.6%	50,000,000	90.0%	50,000,000	94.9%
Pacifico Public Stockholders	5,750,000	9.8%	2,875,000	5.2%	0	0.0%
Pacifico’s Public Shares converted from the Public Rights	575,000	1.0%	575,000	1.0%	575,000	1.1%
Pacifico Insiders(4)	1,712,500	2.9%	1,712,500	3.1%	1,712,500	3.2%
Chardan(5)	407,000	0.7%	407,000	0.7%	407,000	0.8%
Closing Shares	58,444,500	100.0%	55,569,500	100.0%	52,694,500	100.0%

____________

(1)      Assumes that holders of 2,875,000 Public Shares, or 50% of the maximum redemption, exercise their redemption rights in connection with the Business Combination.

(2)      Assumes that holders of 5,750,000 Public Shares exercise their redemption rights in connection with the Business Combination.

(3)      Excludes the 35,000,000 Earnout Shares.

(4)      Excludes PubCo Ordinary Shares underlying any Pacifico Units that the Sponsor chooses to be repaid for the loan it has extended to Pacifico, assuming the Sponsor chooses to be repaid fully in cash.

(5)      Includes (a) 63,250 PubCo Ordinary Shares to be received by Chardan exchanged by/converted from Pacifico Shares and Rights purchased in the private placement closed simultaneously with the consummation of the IPO, (b) 43,125 PubCo Ordinary Shares as 0.75% of the gross proceeds of the IPO as deferred underwriting discounts and commissions in the form of Pacifico shares at a price of $10.00 per share, to be issued if the Business Combination is consummated, and (c) 300,625 PubCo Ordinary Shares, as 65% of M&A fee, assuming PubCo not issuing the 35,000,000 Earnout Shares.

         $2,156,250, the deferred underwriting commissions in connection with the IPO, will be released to the underwriters only on completion of the Business Combination, in an amount equal to approximately 3.75% of the gross proceeds of the IPO. Below is a summary of the total deferred underwriting commission to be paid upon closing of the Business Combination, assuming (i) no redemptions, (ii) 50% of the maximum redemptions and (iii) maximum redemptions.

	Underwriting Fee
	No Redemptions	50% Redemptions	Maximum Redemptions
Redemptions ($)	$0	$28,750,000	$57,500,000
Redemptions (Shares)	0	2,875,000	5,750,000
Effective Underwriting (Total Underwriting less redemptions)	$57,500,000	$28,750,000	$0
Total Deferred Fee (%)	3.75%	3.75%	3.75%
Total Deferred Underwriting Fee ($)	$2,156,250	$2,156,250	$2,156,250
Effective Deferred Underwriting Fee (as a percentage of (cash left in Trust Account post redemptions))	3.75%	7.50%	100.00%

Q:     Are Caravelle’s shareholders required to approve the Merger?

A:     Yes. Caravelle’s shareholders’ approval of the Merger and the Merger Agreement is required to consummate the Business Combination. In the event that the Merger or the Merger Agreement fails to be authorized or approved by Caravelle’s shareholders, Pacifico can terminate the Merger Agreement.

Q:     Is the consummation of the Business Combination subject to any conditions?

A:     Yes. The obligations of each of Pacifico, Caravelle and the Acquisition Entities to consummate the Business Combination are subject to conditions, as more fully described in the section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” in this proxy statement/prospectus.

Q:     Can I change my vote after I have mailed my proxy card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Special Meeting in person and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Special Meeting. If you hold your Pacifico Common Stock through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

Morrow Sodali LLC

333 Ludlow Street

5th floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: PAFO.info@investor.morrowsodali.com

Q:     Should I send in my stock certificates now?

A:     Yes. Pacifico’s stockholders who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Special Meeting. Please see the section titled “The Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your ordinary shares for cash.

Q:     When is the Business Combination expected to occur?

A      Assuming the requisite stockholder approvals are received, Pacifico expects that the Business Combination will occur as soon as practicable following the Special Meeting, but only after the registration of the applicable Plan of Merger by the Registrar of Companies of the Cayman Islands with respect to the Initial Merger. However, if Pacifico anticipates that it may not be able to consummate the Business Combination on or before December16, 2022, pursuant to the Merger Agreement, Caravelle shall deposit in an escrow account established by Loeb & Loeb LLP as the escrow agent by November 16, 2022, $575,000 to extend the existence of Pacifico for three (3) months.

Q:     Who will manage PubCo?

A:     In connection with the Closing, all of the officers and directors of Pacifico will resign and Guohua Zhang will be appointed as President & Chief Executive Officer, Xiaohui Wang will be appointed as Chief Financial Officer, and Dong Zhang will be appointed as Chief Shipping Officer. Effective as of the Closing, the PubCo Board will consist of five members, of which a majority of whom will be considered “independent” under Nasdaq’s listing standards. For more information on PubCo’s current and anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Q:     What happens if the Business Combination is not consummated?

A:      If the Business Combination is not consummated, Pacifico may seek another suitable business combination. If Pacifico does not consummate a business combination by December 16, 2022 (or extended to March 16, 2023, as previously described), then pursuant to Article Sixth of its amended and restated certificate of incorporation, Pacifico’s officers must take all actions necessary in accordance with the General Corporation Law of Delaware to dissolve and liquidate Pacifico as soon as reasonably practicable. Following dissolution, Pacifico will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of Pacifico Common Stock who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each share of Pacifico Common Stock would be paid at liquidation would be approximately $10.11 per share for stockholders based on amounts on deposit in the Trust Account as of June 30, 2022. The closing price of Pacifico Common Stock on Nasdaq as of November 3, 2022 was $10.14. The Sponsor and other Initial Stockholders and Chardan waived the right to any liquidation distribution with respect to any Pacifico Common Stock held by them.

Q:     What happens to the funds deposited in the Trust Account following the Business Combination?

A:     Following the Closing, holders of Pacifico Common Stock exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to PubCo and utilized to fund working capital needs of PubCo. As of June 30, 2022, there was approximately $58,151,659 in the Trust Account. Pacifico estimates that approximately $10.10 per outstanding share issued in the IPO will be paid to the public investors exercising their redemption rights. Any funds remaining in the Trust Account after such uses will be used for future working capital and other corporate purposes of the combined entity.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     In the event that a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) elects to redeem its Pacifico Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of Pacifico Common Stock under Section 302 of the Internal Revenue Code (the “Code”). If the redemption qualifies as a sale or exchange of Pacifico Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in Pacifico Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for Pacifico Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. It is unclear, however, whether the redemption rights with respect to Pacifico Common Stock have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations. See the section titled “Material U.S. Federal Income Tax Consequences — Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights.”

Q:     Will holders of Pacifico Common Stock or Pacifico Rights be subject to U.S. federal income tax on the PubCo Ordinary Shares received in the Business Combination?

A:     Subject to the limitations and qualifications described in the section of this proxy statement/prospectus titled “Material U.S. Federal Income Tax Consequences – Material U.S. Federal Income Tax Consequences of the Business Combination,” the parties to the Merger intend that the Merger qualify as a tax-free exchange pursuant to Section 351 of the Code for U.S. federal income tax purposes. The requirements for tax-free treatment are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are beyond Pacifico and PubCo’s control. To the extent the Business Combination does not so qualify, it could result in the imposition of substantial taxes to the holders of Pacifico Common Stock and Pacifico Rights.

         Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.

         Provided that the Merger qualifies as a tax-free exchange pursuant to Section 351 of the Code, the additional requirements for tax-free treatment under Section 367(a) of the Code are satisfied, and, in the case of U.S. Holders of Pacifico Rights, such Pacifico Rights are treated for U.S. federal income tax purposes as exchanged with PubCo for PubCo Ordinary Shares (instead of PubCo being treated as satisfying Pacifico’s obligations under the Pacifico Rights with PubCo Ordinary Shares), a U.S. Holder will generally not recognize gain or loss with respect to the exchange of Pacifico Common Stock or Pacifico Rights, as applicable, for PubCo Ordinary Shares pursuant to the Merger and such U.S. Holder’s (i) tax basis in its PubCo Ordinary Shares received in the Merger will generally equal the adjusted tax basis of Pacifico Common Stock or Pacifico Rights surrendered in exchange therefor and (ii) holding period for the PubCo Ordinary Shares will generally include the period during which such U.S. Holder held Pacifico Common Stock or Pacifico Rights.

         If the Merger does not qualify as a tax-free exchange, then a U.S. Holder that exchanges its Pacifico Common Stock or Pacifico Rights, as applicable, for PubCo Ordinary Shares pursuant to the Merger will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the Pacifico Common Stock or Pacifico Rights exchanged.

         The tax consequences of the Merger are complex and will depend on your particular circumstances. For a more detailed discussion of certain U.S. federal income tax consequences of the Merger and the Business Combination, see the section titled “Material U.S. Federal Income Tax Consequences – Material U.S. Federal Income Tax Consequences of the Business Combination” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact Pacifico’s proxy solicitor at:

Morrow Sodali LLC

333 Ludlow Street

5th floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: PAFO.info@investor.morrowsodali.com

You may also obtain additional information about Pacifico from documents filed with the SEC by following the instructions in the section titled “Where You Can Find Additional Information.”

DELIVERY OF DOCUMENTS TO PACIFICO’S sTOCKholders

Pursuant to the rules of the SEC, Pacifico and vendors that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus, unless Pacifico has received contrary instructions from one or more of such stockholders. Upon written or oral request, Pacifico will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement may likewise request that Pacifico deliver single copies of this proxy statement/prospectus in the future. Stockholders may notify Pacifico of their requests by contacting our proxy solicitor as follows:

Morrow Sodali LLC

333 Ludlow Street

5th floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: PAFO.info@investor.morrowsodali.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Merger Agreement (and the related Exhibits attached thereto) attached as Annex A, PubCo’s Amended and Restated Memorandum and Articles of Association attached as Annex B, and PubCo’s 2022 Share Incentive Plan attached as Annex C. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by Pacifico’s stockholders.

The Parties to the Business Combination

Pacifico Acquisition Corp.

Pacifico Acquisition Corp. is a blank check company incorporated as a Delaware corporation on March 2, 2021. Pacifico was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On September 16, 2021, Pacifico sold 5,000,000 Public Units at a price of $10.00 per Public Unit, generating gross proceeds of $50,000,000 related to its IPO. Each Public Unit consists of one Public Share and one Public Right. Each Public Right will convert into one-tenth (1/10) of one PubCo Ordinary Share upon the consummation of the Business Combination. Pacifico granted the underwriters a 45-day option to purchase up to 750,000 Public Units to cover over-allotments, if any. On September 22, 2021, the underwriters fully exercised the option and purchased 750,000 additional Public Units (the “Over-allotment Units”), generating gross proceeds of $7,500,000.

Concurrently with the closing of Pacifico’s IPO, the Sponsor and Chardan Capital Markets LLC (“Chardan”) (and/or their designees) purchased an aggregate of 281,250 units of Pacifico (the “Private Units”) at a price of $10.00 per Private Unit for an aggregate purchase price of $2,812,500 in a private placement. Upon the closing of the Over-allotment Units on September 22, 2021, Pacifico consummated the private placement sale of an additional 26,250 Private Units (the “Additional Private Units”) to the Sponsor and Chardan at a price of $10.00 per Additional Private Unit, generating gross proceeds of $262,500.

The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If Pacifico does not complete a Business Combination by December 16, 2022 (or March 16, 2023, if the time period is extended as previously described herein), the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

As of December 31, 2021, cash of $217,818 were held outside of the Trust Account and is available for working capital purposes.

Upon closing of the IPO, the Private Units, the sale of the Over-allotment Units and the sale of the Additional Private Units, a total of $58,075,000 ($10.10 per Public Unit) was placed in a U.S.-based trust account (the “Trust Account”) with American Stock Transfer & Trust Company, LLC (“AST”) acting as trustee and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial business combination and the liquidation due to Pacifico’s failure to complete a business combination within the applicable period of time.

The Public Units, the Public Shares and the Public Rights are each quoted on Nasdaq, under the symbols “PAFOU,” “PAFO” and “PAFOR,” respectively.

Caravelle

Caravelle is a global carbon-neutral shipping company developing a business model with a goal to achieve the “Net-Zero emission” standard. Caravelle’s business comprises two sectors: its traditional business in international shipping and its new carbon-neutral ocean technology (“CO-Tech”) business, which comprises two industries: wood desiccation and carbon neutrality. Caravelle’s CO-Tech business sector has no historical operations and has not generated revenue as of the date of this proxy statement/prospectus. Caravelle’s business operations as of the time of this proxy statement/prospectus is substantially all in the traditional ocean shipping business which is not carbon neutral.

Caravelle operates the international shipping services through its subsidiaries, Topsheen Shipping Group Corporation, Topsheen Shipping Singapore Pte. Ltd., and Topsheen Bulk Shipping Pte. Ltd. Caravelle’s international shipping business generated $96,672,676, $121,961,057 and $78,351,444 revenue in the six months ended April 30, 2022, FY 2021 and 2020, respectively, constituting 100% of Caravelle’s revenue in the past two and half years. Caravelle expects to see a steady growth in the international shipping business.

Caravelle intends to operate its CO-Tech business through its subsidiary, Singapore Garden Pte. Ltd. Building upon Caravelle’s international shipping services and Dr. Guohua Zhang’s experience in the timber industry and technological innovation, Caravelle intends to launch the CO-Tech business, which enables wood desiccation during the maritime voyage. The CO-Tech business model is one utilizing the waste heat and gas generated vessels during the voyages to heat and dry the timber, replacing the traditional wood desiccation model using onshore drying kilns, which burns fossil fuels and emits greenhouse gases and other pollutants. Wood desiccation under the CO-Tech model would not consume fossil fuels, thereby achieving the Net-Zero carbon emission target and offering a carbon-neutral route (through carbon credit trading) for a traditional industry. Caravelle expects to launch the first vessel with wood desiccation capacity in the fourth quarter of 2022.

PubCo

PubCo was incorporated on February 28, 2022 under the laws of the Cayman Islands for the purpose of effecting the Business Combination and to serve as the publicly traded holding company for Caravelle.

The financial statements of PubCo have been omitted because this entity has no assets, has not commenced operations and has not engaged in any business or other activities except in connection with its formation. PubCo does not have any contingent liabilities or commitments.

Merger Sub 1

Merger Sub 1 was incorporated on February 28, 2022 under the laws of the Cayman Islands, as a wholly-owned subsidiary of PubCo for the purpose of effecting the Initial Merger.

Merger Sub 2

Merger Sub 2 was incorporated on February 15, 2022 under the laws of Delaware, as a wholly-owned subsidiary of PubCo for the purpose of effecting the SPAC Merger.

Terms of the Business Combination

The Merger Agreement

On April 5, 2022, Pacifico entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger dated August 15, 2022 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Caravelle International Group, a Cayman Islands exempted company (“PubCo”), Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”

and, together with PubCo and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Caravelle Group Co., Ltd, a Cayman Islands exempted company (“Caravelle”), pursuant to which (a) Merger Sub 1 will merge with and into Caravelle (the “Initial Merger”), and Caravelle will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and (b) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 will merge with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo (collectively, the “Business Combination”). Following the Business Combination, PubCo will be a publicly traded holding company listed on a national stock exchange in the United States. As used herein, the “Combined Company” refers to PubCo and its consolidated subsidiaries after the consummation of the Business Combination.

As a result of the Merger, among other things, (i) all outstanding ordinary shares of Caravelle will be cancelled in exchange for 50,000,000 ordinary shares of PubCo (the “PubCo Ordinary Shares”), (ii) each outstanding unit of Pacifico (the “Pacifico Units”) will be automatically detached, (iii) each unredeemed outstanding share of common stock of Pacifico (the “Pacifico Common Stock”) will be cancelled in exchange for the right to receive one (1) PubCo Ordinary Share, (iv) every ten (10) outstanding rights of Pacifico (the “Pacifico Rights”) will be contributed in exchange for one (1) PubCo Ordinary Share, cancelled and cease to exist, and (v) each unit purchase option of Pacifico (the “Pacifico UPO”) will automatically be cancelled and cease to exist in exchange for one (1) unit purchase option of PubCo (the “PubCo UPO”).

Following the Closing, and as additional contingent consideration for the Merger, within ten (10) business days after the occurrence of certain events, PubCo shall issue or cause to be issued to certain shareholders of Caravelle the following additional PubCo Ordinary Shares (which shall be equitably adjusted for share subdivisions, share consolidations, share dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction): (i) a one-time issuance of 15,000,000 PubCo Ordinary Shares (the “Initial Earnout Shares”) upon PubCo reporting consolidated revenue of no less than $200,000,000 for the six months ending June 30, 2023, provided that such financial statements have been reviewed by PubCo’s independent auditors; and (ii) a one-time issuance of 20,000,000 PubCo Ordinary Shares (the “Subsequent Earnout Shares” and, together with the “Initial Earnout Shares,” the “Earnout Shares”) upon PubCo reporting audited consolidated revenue of no less than $450,000,000 for the year ending December 31, 2023.

The Merger Agreement does not provide for indemnification obligations for any party. All representations and warranties contained in the Merger Agreement shall terminate as of the closing date.

Pacifico and Caravelle have agreed that the Closing shall occur no later than September 13, 2022 (the “Agreement End Date”). The Agreement End Date has been extended to November 16, 2022 upon the written agreement of Pacifico and Caravelle.

The foregoing description of the Merger Agreement describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement, which is attached hereto as Annex A.

The Redomestication

Pursuant to the terms of the Merger Agreement, (a) Merger Sub 1 will merge with and into Caravelle pursuant to the Initial Merger, the separate existence of Merger Sub 1 will cease and Caravelle will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and (b) following confirmation of the effective filing of the Initial Merger but on the same day, Merger Sub 2 will merge with and into Pacifico pursuant to the SPAC Merger, the separate existence of Merger Sub 2 will cease and Pacifico will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo. Accordingly, once the Merger is effective, a “redomestication” from Delaware to Cayman Islands will have taken place (sometimes referred to herein as the “Redomestication”). In connection with the Merger and Redomestication, all outstanding Pacifico Units will separate into their individual components of Pacifico Common Stock and Pacifico Rights and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Pacifico stockholders shall be exchanged as follows:

(i)     Each share of Pacifico Common Stock, issued and outstanding immediately prior to the effective time of the Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each share of such Pacifico Common Stock, PubCo shall issue to each Pacifico stockholder (other than Pacifico stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Ordinary Share, which, unless explicitly stated herein, shall be fully paid; and

(ii)    The holders of Pacifico Rights issued and outstanding immediately prior to the effective time of the Merger will receive one-tenth (1/10) of one PubCo Ordinary Share in exchange for the cancellation of each Pacifico Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

For more information about the Business Combination, please see the sections titled “Proposal No. 1 — The Business Combination” and “Proposal No. 2 — The Redomestication.”

Post-Business Combination Structure and Impact on the Public Float

The following chart illustrates the ownership structure of PubCo immediately following the Business Combination. The equity interests shown in the diagram below were calculated based on the assumptions that none of the parties in the chart below purchase Pacifico Common Stock in the open market.

	No Redemption Scenario		Interim Redemption Scenario(1)		Max Redemption Scenario(2)
	Shares	%	Shares	%	Shares	%
Caravelle Shareholders(3)	50,000,000	85.6%	50,000,000	90.0%	50,000,000	94.9%
Pacifico Public Stockholders	5,750,000	9.8%	2,875,000	5.2%	0	0.0%
Pacifico’s Public Shares converted from the Public Rights	575,000	1.0%	575,000	1.0%	575,000	1.1%
Pacifico Insiders(4)	1,712,500	2.9%	1,712,500	3.1%	1,712,500	3.2%
Chardan(5)	407,000	0.7%	407,000	0.7%	407,000	0.8%
Closing Shares	58,444,500	100.0%	55,569,500	100.0%	52,694,500	100.0%

____________

(1)      Assumes that holders of 2,875,000 Public Shares, or 50% of the maximum redemption, exercise their redemption rights in connection with the Business Combination.

(2)      Assumes that holders of 5,750,000 Public Shares exercise their redemption rights in connection with the Business Combination.

(3)      Excludes the 35,000,000 Earnout Shares.

(4)      Excludes PubCo Ordinary Shares underlying any Pacifico Units that the Sponsor chooses to be repaid for the loan it has extended to Pacifico, assuming the Sponsor chooses to be repaid fully in cash.

(5)      Includes (a) 63,250 PubCo Ordinary Shares to be received by Chardan exchanged by/converted from Pacifico Shares and Rights purchased in the private placement closed simultaneously with the consummation of the IPO, (b) 43,125 PubCo Ordinary Shares as 0.75% of the gross proceeds of the IPO as deferred underwriting discounts and commissions in the form of Pacifico shares at a price of $10.00 per share, to be issued if the Business Combination is consummated, and (c) 300,625 PubCo Ordinary Shares, as 65% of M&A fee, assuming PubCo not issuing the 35,000,000 Earnout Shares.

If the actual facts are different than these assumptions, the percentage ownership retained by Pacifico’s public stockholders following the Business Combination will be different.

The following diagram depicts Caravelle’s current organizational structure. Unless otherwise indicated, equity interests depicted in this diagram are held at 100%.

Caravelle Group Co. Ltd (Cayman Islands)
SGEX (BVI)
90%
Singapore Garden Technology Pte. Ltd. (Singapore)
10%
Topsheen Shipping Group Corporation (Samoa)
Dong Zhang
61%
39%
Topsheen Shipping Singapore Pte. Ltd. (Singapore)
Topsheen Bulk Singapore Pte. Ltd. (Singapore)

Management and Board of Directors Following the Business Combination

In connection with the Closing, all of the officers and directors of Pacifico will resign and Guohua Zhang will be appointed as the President and Chief Executive Officer, Xiaohui Wang will be appointed as Chief Financial Officer, and Dong Zhang will be appointed as Chief Shipping Officer. Effective as of the Closing, the PubCo Board will consist of five members, of which four members will be designated by Caravelle and Pacifico has designated Edward Wang, Pacifico’s current CEO and a majority of whom will be considered “independent” under Nasdaq’s listing standards. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

Additional Agreements Executed at the Signing of the Merger Agreement

Shareholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of Caravelle ordinary shares entered into a support agreement (the “Shareholder Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is included as Exhibit A to the Merger Agreement, Exhibit 10.1 to this proxy statement/prospectus, and is incorporated herein by reference.

Sponsor Support Agreement

On April 5, 2022, certain holders of Pacifico Common Stock entered into a support agreement, as amended by the Amended and Restated Sponsor Support Agreement dated October 14, 2022 (the “Sponsor Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is included as Exhibit B to the Merger Agreement, Exhibit 10.2 to this proxy statement/prospectus, and is incorporated herein by reference.

Lock-Up Agreements

Contemporaneously with the execution of the Merger Agreement, certain holders of Caravelle ordinary shares and certain holders of Pacifico Common Stock executed lock-up agreements (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements, such holders have agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any PubCo Ordinary Shares to be received by such holders as consideration in the Merger, and further including any other securities held by such holders immediately following the Merger which are convertible into, or exercisable, or exchangeable for, PubCo Ordinary Shares (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Pacifico Common Stock if any, acquired during the Lock-Up Period (as defined below), the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is the earlier of (A) the six-month anniversary of the closing date of the Business Combination; and (B) subsequent to the Closing, the date on which PubCo consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property (the “Lock-Up Period”).

The foregoing description of the Lock-Up Agreements does not purport to be complete and are qualified in their entirety by the terms and conditions of the actual agreements, a form of which is included as Exhibit C to the Merger Agreement and as Exhibit 10.3, and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the Closing, PubCo, certain holders of ordinary shares of the Caravelle, certain holders of Pacifico Common Stock, and the holders of the Private Units will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) pursuant to which, among other things, PubCo agrees to provide the above holders with certain rights relating to the registration for resale of the PubCo Ordinary Shares they own at the Closing. The Amended and Restated Registration Rights Agreement will provide certain demand and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods. PubCo will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as Exhibit D to the Merger Agreement and as Exhibit 10.4, and incorporated herein by reference.

Redemption Rights

Pursuant to Pacifico’s amended and restated certificate of incorporation, Pacifico’s public stockholders may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding public shares. As of June 30, 2022, this would have amounted to approximately $10.11 per share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     (x) hold public Pacifico Common Stock or (y) hold public Pacifico Common Stock through Pacifico Units and you elect to separate your Pacifico Units into the underlying public Pacifico Common Stock and public Pacifico Rights prior to exercising your redemption rights with respect to the public Pacifico Common Stock; and

(ii)    prior to 5:00 p.m., Eastern Time, on [•], 2022, (a) submit a written request to the transfer agent that Pacifico redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

Holders of outstanding Pacifico Units must separate the underlying Pacifico Common Stock and Pacifico Rights prior to exercising redemption rights with respect to the Pacifico Common Stock. If Pacifico Units are registered in a holder’s own name, the holder must deliver the certificate for its Pacifico Units to the transfer agent with written instructions to separate the Pacifico Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the Pacifico Common Stock from the Pacifico Units.

If a broker, dealer, commercial bank, trust company or other nominee holds Pacifico Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s Pacifico Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of Pacifico Units to be separated and the nominee holding such Pacifico Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant Pacifico Units and a deposit of an equal number of Pacifico Common Stock and Pacifico Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the Pacifico Common Stock from the Pacifico Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their Pacifico Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Any request for redemption, once made, may be withdrawn at any time up to two business days immediately preceding the Special Meeting. Furthermore, if a stockholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the Special Meeting not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 20% of the Pacifico Common Stock.

If a holder exercises its redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of the post-Business Combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section titled “The Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Pacifico will promptly return the share certificates to the public stockholder.

The Proposals

At the Special Meeting, Pacifico’s stockholders will be asked to vote on the following:

•        the Business Combination Proposal;

•        the Redomestication Proposal;

•        the Nasdaq Proposal;

•        the Incentive Plan Proposal;

•        the PubCo Charter Proposal; and

•        the Adjournment Proposal.

Please see the section titled “The Special Meeting” on page 66 for more information on the foregoing Proposals.

Voting Securities, Record Date

As of [•], 2022, there were 7,495,000 shares of Pacifico Common Stock issued and outstanding. Only Pacifico’s stockholders who hold shares of Pacifico Common Stock of record as of the close of business on [•], 2022 are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. Approval of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding Pacifico Common Stock present and entitled to vote at the Special Meeting.

As of [•], 2022, the Initial Stockholders and Chardan collectively owned and was entitled to vote 1,745,000 shares of Pacifico Common Stock, or approximately 23.3% of Pacifico’s outstanding shares. With respect to the Business Combination, the Initial Stockholders and Chardan, which owns approximately 23.3% of Pacifico’s outstanding shares as of the record date, has agreed to vote its Pacifico Common Stock in favor of the Business Combination Proposal and the Redomestication, and intends to vote for the other Proposals although there is no agreement in place with respect to voting on the other Proposals.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Pacifico will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of Caravelle having a majority of the voting power of the post-combination company, Caravelle senior management comprising all of the senior management of the post-combination company, the relative size of Caravelle compared to Pacifico, and Caravelle operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Caravelle issuing stock for the net assets of Pacifico, accompanied by a recapitalization. The net assets of Pacifico will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Caravelle.

Regulatory Approvals

The Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the Plan of Merger.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Pacifico Board in favor of adoption of the Business Combination Proposal, the Redomestication Proposal and the other related Proposals, you should keep in mind that Pacifico’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

•        If the proposed Business Combination is not completed by December 16, 2022 (or March 16, 2023, if the time period is extended as previously described herein), Pacifico will be required to liquidate. In such event, the 1,437,500 shares of Pacifico Common Stock held by the Initial Stockholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $14.58 million based on the closing price of Pacifico Common Stock of $10.14 on Nasdaq as of November 3, 2022;

•        If the proposed Business Combination is not completed by December 16, 2022 (or March 16, 2023 if the time period is extended as previously described herein), the 307,500 Private Units purchased by the Sponsor and Chardan for a total purchase price of $3,075,000, will be worthless. Such Private Units had an aggregate market value of approximately $3.13 million based on the closing price of Pacifico Unit of $10.18 on Nasdaq as of November 3, 2022;

•        The exercise of Pacifico’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest;

•        Pacifico’s officers and directors, the Sponsor and its affiliates will be reimbursed for any reasonable fees and out-of-pocket expenses incurred in connection with activities on Pacifico’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including the Business Combination). As of June 30, 2022, an aggregate of $Nil had been incurred or accrued in respect of such expense reimbursement obligation;

•        In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, Pacifico’s insiders, officers and directors or their affiliates may, but are not obligated to, loan Pacifico funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. If Pacifico completes a Business Combination, Pacifico may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, Pacifico may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from Pacifico’s Trust Account would be used for such repayment. Up to $600,000 of such loans may be convertible into private units, at a price of $10.00 per Unit, at the option of the lender. These private units would be identical to the Private Units. As of June 30, 2022, the Sponsor loaned to Pacifico an aggregate of $150,000;

•        The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

•        If the proposed Business Combination is completed, there will be five members of the board of directors, Caravelle will designate four members and Pacifico has designated Edward Wang, Pacifico’s current CEO.

Recommendations of the Pacifico Board to the Pacifico Stockholders

After careful consideration of the terms and conditions of the Merger Agreement, the Pacifico Board has determined that Business Combination and the transactions contemplated thereby are fair to and in the best interests of Pacifico and its stockholders. In reaching its decision with respect to the Business Combination and the Redomestication, the Pacifico Board reviewed various industry and financial data and the due diligence and evaluation materials provided by Caravelle. The Pacifico Board did not obtain a fairness opinion on which to base its assessment. The Pacifico Board recommends that Pacifico’s stockholders vote:

•        FOR the Business Combination Proposal;

•        FOR the Redomestication Proposal;

•        FOR the Nasdaq Proposal;

•        FOR the Incentive Plan Proposal;

•        FOR the PubCo Charter Proposal; and

•        FOR the Adjournment Proposal.

Summary of Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Special Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 30 of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) Pacifico’s ability to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of PubCo following consummation of the Business Combination.

Risks Related to the International Shipping Industry

•        The cyclical nature of the shipping industry could have an adverse effect on Caravelle’s business.

•        Caravelle’s profitability and growth depend on the demand for shipping vessels and global economic conditions, and the impact of consumer confidence and consumer spending on shipping volume and charter rates. Charter hire rates for shipping vessels may experience volatility or increase, which would, in turn, adversely affect Caravelle’s profitability.

•        Outbreaks of epidemic and pandemic diseases, and governmental responses thereto, could adversely affect Caravelle’s business. The COVID-19 pandemic, and measures to contain its spread, have impacted the markets in which Caravelle operates and could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

•        If global economic conditions weaken, particularly in the Asia Pacific region, it could have a material adverse effect on Caravelle’s business, financial condition and results of operations.

•        An increase in trade protectionism globally could have a material adverse impact on Caravelle’s business and, in turn, could cause a material adverse impact on Caravelle’s business, financial condition, results of operations and cash flows.

•        Caravelle operates in a highly competitive international shipping industry and if Caravelle does not compete successfully with new entrants or established companies with greater resources, its shipping business growth and results of operations may be adversely affected.

•        Increases in marine fuel prices could increase Caravelle’s operating costs.

•        Increases in port fees and stevedoring expenses could increase Caravelle’s operating costs.

•        World events, including terrorist attacks and regional conflict, could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

•        Acts of piracy on ocean-going vessels may have a material adverse effect on Caravelle’s business, financial condition, cash flows, and results of operations.

•        Increased inspection procedures and tighter import and export controls could increase costs and disrupt Caravelle’s business.

•        Caravelle’s freights may call on ports located in countries that are subject to restrictions imposed by the United States, United Kingdom, United Nations or other governments.

Risks Related to Caravelle’s International Shipping Business

•        Caravelle operates carriers worldwide and, as a result, its business has inherent operational risks, which may reduce its revenue or increase its expenses, and Caravelle may not be adequately covered by insurance.

•        Caravelle charters vessels mostly from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer.

•        Labor interruptions could disrupt Caravelle’s business.

•        Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on Caravelle’s business.

•        The smuggling of drugs or other contraband onto Caravelle’s freight may lead to governmental claims against Caravelle.

•        Caravelle needs to maintain its relationships with local shipping agents, port and terminal operators.

Risks related to Caravelle’s CO-Tech Business

•        Caravelle’s CO-Tech business has no operating history and its project growth might not be realized;

•        Caravelle’s yet to be launched CO-Tech business sector has no operating history and no revenues, and there is no past performance with which to evaluate Caravelle’s ability to achieve its business objectives.

•        Caravelle’s forecast regarding its CO-Tech business relies in large part upon assumptions and analyses developed by its management. If these assumptions and analyses prove to be incorrect, its actual operating results could suffer.

•        Caravelle expects its operating expenses to increase significantly in the future, which may impede its ability to achieve profitability.

•        Caravelle is dependent upon its proprietary intellectual properties.

•        Caravelle’s CO-Tech model is in the early stages and it may not become profitable within twelve months after the closing of the Business Combination, if at all.

•        Caravelle purchases its CO-Tech equipment from New Galion Group (HK) Co Ltd (“New Galion”), and will rent vessels for the CO-Tech business from Topsheen Shipping Limited, both controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer, and purchases a vessel from Beijing Hanpu Technology Co., Ltd., a company controlled by Dr. Guohua Zhang, Caravelle’s Chief Executive Officer.

•        Supply and distribution chain disruptions could adversely affect Caravelle’s business.

•        Caravelle depends on third parties for logging and transportation services and increases in the costs or decreases in the availability of quality service providers could adversely affect its business.

•        In the new CO-Tech wood desiccation business, the revenue and profit may be subject to high volatility because the need for wood desiccation service is determined by the market’s supply of timber and demand for wood products, and such markets are cyclical and competitive.

•        Caravelle’s growth depends on the continued growth of the need for wood desiccation, wood vinegar, and further development of the carbon trading market.

•        Caravelle may not be able to obtain the necessary certification from the classification societies.

•        Caravelle depends on the core technologies licensed by Dr. Guohua Zhang, in the CO-Tech business, thus, if Dr. Zhang revokes such license, Caravelle’s business will be substantially affected.

•        Caravelle currently lacks employees with adequate training and experience to carry out the CO-Tech business on-board.

Risks related to Caravelle’s Overall Business

•        It is not certain if Caravelle will be classified as a Singapore tax resident.

•        The ability of Caravelle’s subsidiaries and consolidated affiliated entities in Singapore and Samoa to distribute dividends to Caravelle may be subject to restrictions under Singapore and Samoa laws.

•        Caravelle may require additional capital to implement its business strategy, including to develop its business in Carbon-neutral shipping and to expand its traditional international shipping business, and it may need to raise additional funds in the future.

•        Caravelle may require additional capital to implement its business strategy, including to develop its business in Carbon-neutral shipping and to expand its traditional international shipping business, and it may need to raise additional funds in the future.

•        Caravelle’s business depends upon certain employees who may not necessarily continue to work for us.

•        Caravelle might not obtain and maintain sufficient insurance coverage, which could expose Caravelle to significant costs and business disruption.

•        Caravelle may be subject to litigations that, if not resolved in its favor, could have a material adverse effect on its business, financial condition, cash flows and results of operations.

•        The requirements of being a public company have increased certain of Caravelle’s costs and require significant management focus.

•        Because Caravelle generates most of the revenues in United States dollars but incur a portion of the expenses in other currencies, exchange rate fluctuations could hurt the results of operations.

•        Global inflationary pressures could negatively impact Caravelle’s results of operations and cash flows.

•        Failure to comply with the U.S. sanction laws could result in fines, criminal penalties, and an adverse effect on Caravelle’s business.

•        Security breaches and disruptions to Caravelle’s information technology infrastructure (cyber-security) could interfere with its operations and expose it to liability, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

•        Caravelle is leveraged, which could limit its ability to execute its business strategy and Caravelle may be unable to comply with its covenants in its credit facilities that impose operating and financial restrictions on it, which could result in a default under the terms of these agreements.

Risks Related to PubCo

•        no public market for PubCo’s shares and uncertainty in the development of an active trading market for PubCo’s shares;

•        price volatility of PubCo’s shares;

•        sale or availability for sale of substantial amounts of PubCo’s shares;

•        potential dilution for existing shareholders upon PubCo’s issuance of additional shares;

•        potential treatment of PubCo as a passive foreign investment company;

•        potential treatment of PubCo as a U.S. corporation for U.S. federal income tax purposes; and

•        exemptions from requirements applicable to other public companies due to PubCo’s status as an emerging growth company.

Risks Related to Pacifico and the Business Combination

•        Pacifico will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination by December 16, 2022 (or March 16, 2023, if the time period is extended as previously described herein). In the event of a liquidation, Pacifico’s public stockholders are expected to receive $10.10 per share.

•        You must tender your shares of Pacifico Common Stock in order to validly seek redemption at the Special Meeting.

•        Pacifico has incurred and expects to incur significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Pacifico if the Business Combination is not consummated.

CARAVELLE SUMMARY FINANCIAL INFORMATION

Selected Condensed Consolidated Financial Schedule of Caravelle and Its Subsidiaries

The following tables present selected condensed consolidated financial data of Caravelle and its subsidiaries for the six months ended April 30, 2022 and the fiscal years ended October 31, 2021 and 2020, and balance sheet data as of April 30, 2022, October 31, 2021 and 2020, which have been derived from Caravelle’s unaudited condensed consolidated financial statements for the six months ended April 30, 2022 and audited consolidated financial statements for fiscal years ended October 31, 2021 and 2020. Caravelle records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidated balance sheets of Caravelle as “Investments in subsidiaries” and the profit of the subsidiaries is presented as “Income for equity method investment” in the selected condensed consolidated statements of operations and comprehensive income.

Selected Statements of Operations Information

	For the Six Months Ended April 30, 2022	For the Fiscal Year Ended October 31, 2021	For the Fiscal Year Ended October 31, 2020
Revenues	$96,672,676	$121,961,057	$78,351,448
Gross profit (loss)	$21,790,180	$12,952,204	$(3,938,687)
Operating expenses	$1,655,487	$2,470,989	$1,792,779
Income (loss) before income taxes	$20,154,968	$10,258,735	$(5,758,629)
Income taxes provision	$645	$2,113	$2,357
Net income (loss)	$20,154,323	$10,256,622	$(5,760,986)

Selected Balance Sheet Information:

	As of April 30, 2022	As of October 31, 2021	As of October 31, 2020
Current assets	$46,376,195	$26,115,651	$14,906,186
Total assets	$47,350,070	$27,185,703	$16,230,017
Current liabilities	$26,110,820	$20,441,741	$18,811,533
Total liabilities	$28,968,251	$23,813,181	$22,886,310
Total shareholders’ equity (deficit)	$18,381,819	$3,372,522	$(6,656,293)

Selected Statements of Cash Flows Information:

	For the Six Months Ended April 30, 2022	For the Fiscal Year Ended October 31, 2021	For the Fiscal Year Ended October 31, 2020
Net cash provided by operating activities	$23,061,478	$632,490	$1,104,431
Net cash provided by (used in) investing activities	$—	$300,000	$(301,563)
Net cash provided by (used in) financing activities	$(11,098,762)	$1,306,065	$4,887,409
Net increase in cash and cash equivalent	$11,962,716	$2,238,555	$5,690,277

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for Pacifico and Caravelle, respectively, and unaudited pro forma condensed combined per share information after giving effect to the Business Combination and other events contemplated by the Merger Agreement presented under three scenarios:

•        Scenario 1 — Assuming No Redemptions into Cash:    no Pacifico shareholders exercise their redemption rights, all Pacifico shares previously subject to redemption for cash amounting to $53 million would be transferred to permanent equity;

•        Scenario 2 — Assuming Interim Redemptions into Cash:    50% of Pacifico shares amounting to 2,875,000 shares are redeemed for cash by Pacifico shareholders, $29,037,500 would be paid out in cash. The remaining 50% of the Pacifico shares, 2,875,000 shares, previously subject to redemption for cash amounting to $29,037,500 would be transferred to permanent equity; and

•        Scenario 3 — Assuming Maximum Redemptions into Cash:    the maximum number of Pacifico shares are redeemed for cash by Pacifico shareholders, $58,075,000 would be paid out in cash (based on the per share redemption price of $10.10), which is the amount required to redeem 5,750,000 Pacifico shares, represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from Pacifico’s Trust Account, after giving effect to payments for estimated transaction expenses and payments to redeeming shareholders based on a consummation of the Business Combination.

This information is only a summary and be read in conjunction with the historical financial statements of Pacifico and Caravelle and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Pacifico and Caravelle is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined income (loss) per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Pacifico and Caravelle would have been had the companies been combined during the period presented.

June 30, 2022	Caravelle	Pacifico	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Interim Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Net (loss)/income and total comprehensive (loss)/income attributable to shareholders	10,635,061	(372,265)	10,180,305	10,180,305	10,180,305
Shareholders’ equity	9,414,750	(116,252)	61,333,438	32,295,938	3,258,438
Shareholders’ equity per share – basic and diluted	NA	(0.02)	1.05	0.58	0.06
Weighted average shares outstanding of non-redeemable common stock	NA	1,745,000	58,444,500	55,569,500	52,694,500
Basic and diluted net income (loss) per share, non-redeemable common stock	NA	(0.63)	0.17	0.18	0.19
Weighted average shares outstanding of redeemable common stock	NA	5,750,000	NA	NA	NA
Basic and diluted net income (loss) per share, redeemable common stock	NA	0.13	NA	NA	NA

Year Ended December 31, 2021	Caravelle	Pacifico	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Interim Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Net (loss)/income and total comprehensive (loss)/income attributable to shareholders	5,310,508	(221,447)	5,087,756	5,087,756	5,087,756
Shareholders’ equity	583,915	4,613,678	52,436,984	23,399,484	(5,638,016)
Shareholders’ equity per share – basic and diluted	NA	1.35	0.90	0.42	(0.11)
Weighted average shares outstanding of non-redeemable common stock	NA	1,418,380	58,444,500	55,569,500	52,694,500
Basic and diluted net income (loss) per share, non-redeemable common stock	NA	(0.77)	0.09	0.09	0.10
Weighted average shares outstanding of redeemable common stock	NA	1,990,132	NA	NA	NA
Basic and diluted net income (loss) per share, redeemable common stock	NA	0.44	NA	NA	NA

____________

(1)      Shareholders’ equity per share = total equity/common shares outstanding

SECURITIES AND DIVIDENDS

Pacifico’s units (“Public Units”), common stock and rights are each quoted on the Nasdaq, under the symbols “PAFOU,” “PAFO” and “PAFOR,” respectively. Each Public Unit consists of one share of common stock (“Public Share”) and one right (“Public Right”). Each Public Right will convert into one-tenth (1/10) of one PubCo Ordinary Share upon the consummation of the Business Combination. The Public Shares and Public Rights commenced trading on Nasdaq on September 14, 2021.

Pacifico has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future by PubCo will be dependent upon PubCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the PubCo Board. It is the present intention of the Pacifico Board to retain all earnings, if any, for use in its business operations and, accordingly, the Pacifico Board does not anticipate declaring any dividends in the foreseeable future.

Caravelle’s securities are not currently publicly traded. Caravelle is applying to list the PubCo Ordinary Shares on Nasdaq in connection with the Business Combination.

RISK FACTORS

Investing in the securities of Caravelle involves a high degree of risk. In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the headings “Forward-Looking Statements,” “Caravelle’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Pacifico’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes contained herein, you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus and before making a decision to invest in Caravelle Inc.’s securities. The risks associated with Caravelle, Pacifico, the Business Combination and PubCo have been generally organized according to these categories discussed below, and many of these risks may have ramifications in more than one category. These categories, therefore, should be viewed as a starting point for understanding the significant risks relating to Caravelle, Pacifico, the Business Combination and PubCo, and not as a limitation on the potential impact of the matters discussed. The business, results of operations, financial condition and prospects of Caravelle and PubCo could also be harmed by risks and uncertainties that are not presently known to them or that they currently believe are not material. If any of the risks actually occur, the business, results of operations, financial condition and prospects of Caravelle and PubCo could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to business, reputation, brand, financial condition, results of operations and future prospects.

Risks Related to Caravelle’s Business

In addition to the other information included in this registration statement, the considerations listed below could have a material adverse effect on Caravelle’s business, financial condition or results of operations, cash flows, or ability to pay dividends, future prospects, or financial performance. The risks set forth below comprise all material risks currently known to Caravelle. These factors should be considered carefully, together with the information and financial data set forth in this Registration Statement.

Risks Related to the International Shipping Industry

The cyclical nature of the shipping industry could have an adverse effect on Caravelle’s business.

Historically, the financial performance of the shipping industry has been cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, international maritime shipping services. The level of shipping capacity is a function of the number and size of vessels in the world fleet, their deployment, the delivery of new vessels and the scrapping of older vessels. The demand for international maritime shipping services is influenced by, among other factors, global and regional economic conditions, currency exchange rates, the globalization of manufacturing, fluctuation in the levels of global and regional international trade, regulatory developments and changes in seaborne and other transportation patterns. Changes in the demand for international maritime shipping services are difficult to predict. Decreases in such demand and/or increases in international maritime shipping capacity could lead to significantly lower freight rates, reduced volume, or a combination of the two, which would have a material adverse effect on Caravelle’s business, financial condition and results of operations.

Caravelle’s profitability and growth depend on the demand for shipping vessels and global economic conditions, and the impact of consumer confidence and consumer spending on shipping volume and charter rates. Charter hire rates for shipping vessels may experience volatility or increase, which would, in turn, adversely affect Caravelle’s profitability.

The ocean-going shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Charter rates are impacted by various factors, including supplies of vessels, the level of global trade, exports from one part of the world to the other parts, demand for the seaborne transportation cargoes, and shipping capacity. High demand for shipping capacity and lower supply of shipping capacity could result in higher charter rates, which may adversely affect Caravelle’s profitability. The factors affecting the supply and demand for shipping vessels are outside of the control of Caravelle, and the nature, timing and degree of changes in industry conditions are unpredictable. The Baltic Dry Index, or the BDI, an index of the daily average of charter rates for key routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the vessel charter market and the performance of the entire shipping market, declined approximately 97.5% from its high of 11,793 in May 2008 to 290 on February 10, 2016, and has remained volatile since then. During the year ended December 31, 2021, the BDI rose to an average of 4,948 from an average of 1,066 in the previous year. As of March 23, 2022, the BDI was 2,575. A significant increase in charter rates would adversely affect Caravelle’s profitability, cash flows and ability to pay dividends.

Factors that influence demand for shipping capacity include:

•        supply and demand for products suitable for maritime shipping;

•        changes in global production of products transported by ships;

•        the distance that cargo products are to be moved by sea;

•        the globalization and deglobalization of manufacturing;

•        global and regional economic and political conditions;

•        developments and disruptions in international trade;

•        changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported and the speed of vessels;

•        environmental and other regulatory developments; and

•        currency exchange rates.

Factors that influence the supply of shipping capacity include:

•        the number of new building deliveries;

•        the scrapping rate of older shipping vessels;

•        the price of steel and other raw materials;

•        changes in environmental and other regulations that may limit the useful life of shipping vessels;

•        the number of shipping vessels that are out of service; and

•        port congestion.

Outbreaks of epidemic and pandemic diseases, and governmental responses thereto, could adversely affect Caravelle’s business. The COVID-19 pandemic, and measures to contain its spread, have impacted the markets in which Caravelle operates and could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

The COVID-19 pandemic and measures to contain its spread, continues to negatively impact regional and global economies and trade patterns in markets in which Caravelle operates, the way Caravelle operates its business, and the businesses of its customers and suppliers. Governments in affected countries have been imposing travel bans, quarantines and other emergency public health measures and a number of countries have implemented lockdown measures. Companies, including Caravelle, are also taking precautions, such as requiring employees to work remotely, and imposing travel restrictions. These restrictions have had an adverse impact on global economic conditions, resulted in turmoil in the shipping, credit and other markets which affect Caravelle, and introduced new risks to Caravelle’s operations, some of which may not yet have become evident to Caravelle. As a result of these measures, Caravelle’s chartered ships may not be able to call on ports, or may be restricted from departing from ports, and the duration of voyages may increase in order to accommodate mandatory minimum periods between port calls which could increase Caravelle’s costs and delay the due date for payment of freight to Caravelle. In addition

Caravelle may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, closure of ports and customs offices, disruptions to crew change, quarantine of ships and/or crew, counterparty credit risk, limitations on sources of cash and liquidity, as well as disruptions in the supply chain and industrial production which may lead to reduced cargo supply and/or the demand for such cargo and thus to a decline in the demand for Caravelle’s services, among other potential consequences. Ongoing prevention and mitigation measures, and negative economic and trade impacts of the COVID-19 outbreak could materially and adversely affect Caravelle’s future operations, its business, financial condition and cash flows. The extent of the COVID-19 outbreak’s effect on Caravelle’s operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, the emergence of new variants, the development, availability, distribution and effectiveness of vaccines and treatments, the imposition of protective public safety measures and the impact on the global economy, all of which are uncertain and difficult to predict considering the rapidly evolving situation. As a result, the ultimate severity of the COVID-19 pandemic is uncertain at this time and therefore Caravelle cannot predict the impact it may have on its future operations, which impact could be material and adverse.

If global economic conditions weaken, particularly in the Asia Pacific region, it could have a material adverse effect on Caravelle’s business, financial condition and results of operations.

Global economic conditions impact worldwide demand for various goods and, thus, shipping. In particular, Caravelle anticipates a significant number of the port calls made by its freight will continue to involve the loading or unloading of cargos in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country can have a significant impact on the demand for international maritime shipping. However, if the pace in growth in the Asia Pacific region experiences slower or negative economic growth in the future, this may impose negative impact on the international maritime shipping demand.

An increase in trade protectionism globally could have a material adverse impact on Caravelle’s business and, in turn, could cause a material adverse impact on Caravelle’s business, financial condition, results of operations and cash flows.

Caravelle’s operations are exposed to the risk that increased trade protectionism globally could adversely affect Caravelle’s business. Governments may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Trade protectionism in the markets that Caravelle serves may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, as a result, a decline in the volume of exported goods and demand for shipping.

Caravelle’s shipping business is deployed on routes involving seaborne trade in and out of emerging markets, and Caravelle’s shipping and business revenue may be derived from the shipment of goods from Asia to various overseas export markets. Any reduction in or hindrance to the output of Asia-based exporters could have a material adverse effect on the growth rate of Asia’s exports and on Caravelle’s business.

Caravelle operates in a highly competitive international shipping industry and if Caravelle does not compete successfully with new entrants or established companies with greater resources, its shipping business growth and results of operations may be adversely affected.

The worldwide international maritime shipping business is highly competitive. Barriers to entry are relatively low for existing shipping companies wishing to enter, or expand their presence in, a new market or new trade lane. Carriers compete based on price, frequency of service, transit time, port coverage, service reliability, vessel availability, inland operations, quality of customer service, value added services and other customer requirements. There is strong competition in the international markets and trade lanes that Caravelle currently operates in, and Caravelle expects that current competitive pressures within the international maritime shipping industry will continue.

Increases in marine fuel prices could increase Caravelle’s operating costs.

In fiscal years 2020 and 2021, the cost of marine fuel accounted for about 25.3% and 24.3% of Caravelle’s total operating costs. For the six months ended April 30, 2022, the cost of marine fuel accounted for about 20.4% of Caravelle’s total operating costs. The cost of marine fuel is subject to many economic and political factors which are beyond Caravelle’s control. The price and supply of fuel are unpredictable and fluctuate based on events outside its control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In February 2022, crude oil prices increased to a new seven year high impacted by the Russia-Ukraine conflict and the sanctions and other measures imposed on Russia by the United Kingdom, European Union, the United States and other countries. Sanctions and trade restrictions have increased uncertainty in global energy markets and fuel may become much more expensive in the future, which could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

Increases in port fees and stevedoring expenses could increase Caravelle’s operating costs.

Pursuant to relevant terminal port agreements entered into between Caravelle and the relevant stevedoring companies, stevedoring expenses are charged by the relevant stevedoring companies to each shipping company for the use of its labor and the stevedoring facilities. Any increase in such fees and expenses could adversely affect the business, results of operations and financial condition of Caravelle in the event that it is not able to increase freight rates or otherwise recover such fees and expenses increases from its customers.

World events, including terrorist attacks and regional conflict, could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect its business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine, Russia, Azerbaijan, North Korea, Myanmar, the Middle East, including Iran, Iraq, Syria, the Persian Gulf, Yemen, North Africa and the Gulf of Guinea, and the presence of the United States or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports. War in a country in which a material supplier or customer of Caravelle is located could impact that supply to Caravelle or its ability to earn revenue from that customer. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. Restrictions on imports, including in the form of tariffs, have had and could have a major impact on global trade and demand for shipping. Any of these occurrences could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

Acts of piracy on ocean-going vessels may have a material adverse effect on Caravelle’s business, financial condition, cash flows, and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, in the Gulf of Aden off the coast of Somalia and, in more recent times, the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the west coast of Africa, with carriers vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. Caravelle may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt Caravelle’s business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of Caravelle’s vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against Caravelle.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on Caravelle. Changes to inspection procedures could also impose additional costs and obligations on Caravelle and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

Caravelle’s freights may call on ports located in countries that are subject to restrictions imposed by the United States, United Kingdom, United Nations or other governments.

Although Caravelle does not expect that its freights will call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, from time to time on charterers’ instructions, Caravelle’s freights may call on ports located in such countries in the future. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Although Caravelle believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, there can be no assurance that it will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in a severe adverse impact on Caravelle’s ability to access U.S. capital markets.

Risks Related to Caravelle’s International Maritime Shipping Business

Caravelle operates carriers worldwide and, as a result, its business has inherent operational risks, which may reduce its revenue or increase its expenses, and Caravelle may not be adequately covered by insurance.

The international shipping industry is an inherently risky business involving global operations of ocean-going freights. Cargoes carried by Caravelle are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of the cargos carried by Caravelle. Any of these events may result in loss of revenue, increased costs and decreased cash flows to Caravelle.

Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenue or property, payment of ransoms, environmental damage, higher insurance rates, market disruptions, and interference with shipping routes (such as delay or rerouting), which may have a material adverse effect on Caravelle’s business.

Caravelle charters vessels mostly from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer.

Caravelle charters vessels mostly from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s chief shipping officer. If Topsheen Shipping Limited terminates its business relationship with Caravelle, Caravelle has the risk that it might not be able to secure adequate vessel replacement in a timely manner or it is required to pay a higher charter rate for comparable vessel replacement, which could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations. Mr. Dong Zhang may have conflicts of interest with Caravelle or its shareholders, and Mr. Dong Zhang may not act in the best interests of Caravelle or may not perform the obligations under these contracts. For example, Topsheen Shipping Limited could breach its contractual arrangements with Caravelle by, among other things, failing to provide vessels at the price or timing previously agreed upon, or entering into agreements with Caravelle’s competitors.

More generally, since Mr. Dong Zhang is a related party to Caravelle, the agreement between Caravelle and the entities he control might not have been negotiated at arm’s length. It is possible the agreement is more favorable to Mr. Dong Zhang’s controlled entities than is industry standard, due to the possible conflicts of interest described above. On the other hand, it is also possible that the agreement is more favorable to Caravelle than is industry standard, in which case Caravelle may be unable to enter into agreements on similarly favorable terms with other vessel suppliers if Mr. Dong Zhang’s controlled entities terminate or change the agreement terms.

Labor interruptions could disrupt Caravelle’s business.

Caravelle could be subject to industrial action or other labor unrest that could prevent or hinder its operations from being carried out normally. If not resolved in a timely and cost-effective manner, such business interruptions could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on Caravelle’s business.

Caravelle operates in a number of countries throughout the world, including countries known to have a reputation for corruption. Caravelle is committed to doing business in accordance with applicable anti-corruption laws. However, Caravelle is subject to the risk that persons and entities employed or engaged by Caravelle or their agents may take actions that are determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA.” Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect Caravelle’s business, results of operations or financial condition. In addition, actual or alleged violations could damage Caravelle’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of Caravelle’s senior management.

The smuggling of drugs or other contraband onto Caravelle’s freight may lead to governmental claims against Caravelle.

Caravelle’s freights may call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent Caravelle’s freights are found with contraband, whether with or without the knowledge of any of its crew, Caravelle may face reputational damage and governmental or other regulatory claims which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Caravelle needs to maintain its relationships with local shipping agents, port and terminal operators.

Caravelle’s shipping business is dependent upon its relationships with local shipping agents, port and terminal operators operating in the ports where its customers ship and unload their products. Caravelle believes that these relationships will remain critical to its success in the future and the loss of one or more of which could materially and negatively impact its ability to retain and service its customers. Caravelle cannot be certain that it will be able to maintain and expand its existing local shipping agent, port and terminal operator relationships or enter into new relationships, or that new or renewed relationships will be available on commercially reasonable terms. If Caravelle is unable to maintain and expand its existing local shipping agent, port and terminal operator relationships, renew existing relationships, or enter into new relationships, Caravelle may lose customers or cause delays in the ports in which it operates, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Risks Related to Caravelle’s CO-Tech Business

Caravelle’s CO-Tech business has no operating history and its project growth might not be realized.

Caravelle was founded in 2021 and to date, has not started the commercialization of its CO-Tech business. Although Caravelle expects to launch the CO-Tech business in the fourth quarter of 2022, there is no assurance Caravelle will be able to secure reliable sources of wood supply and customers to successfully grow its CO-Tech business as it projected.

Furthermore, even if Caravelle achieves a stable wood desiccation, carbon trading, and sale of wood vinegar business operation as it has projected for its CO-Tech businesses, it faces significant risks and barriers in the relevant industries, including the continuous expansion of the carbon-trading markets around the world, application of wood vinegar, client base, marketing channels, pricing policies, talent management, value-added service packages and sustained technological advancement. If Caravelle fails to address any or all of these risks and barriers to entry and growth, its business and results of operation may be materially and adversely affected.

Given Caravelle’s limited operating history, the likelihood of its success must be evaluated, especially in light of the risks, expenses, complications, delays and the competitive environment in which it operates. There is, therefore, no assurance that Caravelle’s business plan will prove successful. Caravelle will continue to encounter risks and difficulties frequently experienced by early-stage commercial companies, including in scaling its infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with its growth. In addition, its new CO-Tech business may not be able to become profitable as quickly as its traditional ocean shipping business has. There is no assurance Caravelle will continue to be able to generate revenue, raise additional capital when required or operate profitably.

Caravelle’s yet to be launched CO-Tech business sector has no operating history and no revenues, and there is no past performance on which to evaluate Caravelle’s ability to achieve its business objectives.

Caravelle has yet to launch its carbon-neutral shipping business and has been in the testing stage up to the date of this proxy statement/prospectus. Caravelle anticipates to formally commence its carbon-neutral shipping business in the fourth quarter of 2022. Because of the lack of operating history, you have no past performance with which to evaluate Caravelle’s ability to achieve its business objective for the CO-Tech business sector.

Caravelle’s forecast regarding its CO-Tech business relies in large part upon assumptions and analyses developed by its management. If these assumptions and analyses prove to be incorrect, its actual operating results could suffer.

Caravelle’s forecast regarding its CO-Tech business relies in large part upon assumptions and analyses developed by its management and reflects current estimates of future performance. Whether actual operating and financial results and business developments will be consistent with Caravelle’s expectations and assumptions as reflected in the forecast depends on a number of factors, many of which are outside Caravelle’s control, including, but not limited to:

•        whether it can obtain sufficient capital to sustain and grow its business;

•        its ability to manage growth;

•        whether it can manage relationships with key suppliers;

•        demand for its products and services;

•        the timing and cost of new and existing marketing and promotional efforts;

•        competition, including established and future competitors;

•        its ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

•        the overall strength and stability of domestic and international economies; and

•        regulatory, legislative and political changes.

Specifically, Caravelle’s forecast regarding its CO-Tech business is based on projected purchase prices, demand in market, costs for wood to be dried, logistics, sales, marketing and service, and its projected number of orders for the desiccated wood. Any of these factors could turn out to be different from those anticipated. Unfavorable changes in any of these or other factors, most of which are beyond Caravelle’s control, could materially and adversely affect its business, prospects, financial results and results of operations.

Caravelle expects its operating expenses to increase significantly in the future, which may impede its ability to achieve profitability.

Caravelle expects to further incur significant operating costs which will impact its profitability, including research and development expenses as it improves its operations in wood desiccation on vessels or applies its CO-Tech model in other industries, capital expenditures in adding wood desiccation components to vessels, general and administrative expenses as it scales its operations, and sales, marketing, and distribution expenses as it builds its brand and markets its new business model and expands its CO-Tech business.

Caravelle’s ability to become profitable in the future will not only depend on its ability to successfully market its products and services, but also to control costs. Ultimately, Caravelle may not be able to adequately control costs associated with its operations for reasons outside its control, including the cost of raw materials and fuel costs. Substantial increases in such costs could increase Caravelle’s cost of revenue and its operating expenses, and could reduce its margins. Additionally, unforeseen events such as the current ongoing global pandemic could adversely affect supply chains, impacting Caravelle’s ability to control and manage costs. Additionally, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions could result in significant increases in freight charges and raw material costs. If Caravelle fails to continue to design, develop, manufacture, market, sell and service its CO-Tech business sector, including providing service in a cost-efficient manner, its margins, profitability, and prospects would be materially and adversely affected.

The rate at which Caravelle may incur costs and losses in future periods compared to current levels may increase significantly, as it:

•        continues to develop the CO-Tech system and remote-control platform;

•        develops and equips the vessels it employs with the CO-Tech system, and to secure manufacturing capabilities;

•        builds up inventories of parts and components for the CO-Tech system;

•        develops and expands its design, development, maintenance, servicing and repair capabilities; and

•        increases its sales and marketing activities.

These efforts may be more expensive than Caravelle currently anticipates, and these efforts may not result in increases in revenues. Any cost overruns that deviate from Caravelle’s estimates may materially and adversely affect its business prospects, financial condition and results of operations.

Caravelle is dependent upon its proprietary intellectual properties.

Caravelle considers its patents, copyrights, trademarks, trade names, internet domain names, patents and other intellectual property assets crucial to its ability to develop and protect new technology, grow its business and enhance Caravelle’s brand recognition. Caravelle has invested significant resources to develop its intellectual property assets. Failure to successfully maintain or protect these assets could harm Caravelle’s business. The steps Caravelle has taken to protect its intellectual property rights may not be adequate or prevent theft and use of its trade secrets by others or prevent competitors from copying its newly developed technology. If Caravelle is unable to protect its proprietary rights or if third parties independently develop or gain access to similar technology, Caravelle’s business, revenue, reputation and competitive position could be harmed. For example, the measures Caravelle takes to protect its intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

•        any patent applications Caravelle submits may not result in the issuance of patents;

•        the scope of Caravelle’s issued patents may not be broad enough to protect its proprietary rights;

•        Caravelle’s issued patents may be challenged and/or invalidated by its competitors or others;

•        the costs associated with enforcing patents, confidentiality and invention agreements and/or other intellectual property rights may make aggressive enforcement impracticable;

•        current and future competitors may circumvent Caravelle’s patents;

•        Caravelle’s in-licensed patents may be invalidated, or the owners of these patents may breach their license arrangements; and

•        even if Caravelle obtains a favorable outcome in litigation asserting its rights, Caravelle may not be able to obtain an adequate remedy, especially in the context of unauthorized persons copying or reverse engineering Caravelle’s products or technology.

Caravelle may need to resort to litigation to enforce its intellectual property rights if its intellectual property rights are infringed or misappropriated, which could be costly and time-consuming. Additionally, the protection of Caravelle’s intellectual property rights in different jurisdictions may vary in their effectiveness. Caravelle has little patent coverage anywhere in the world except China. Implementation and enforcement of Chinese intellectual property-related laws historically has been considered to be deficient and ineffective. Moreover, with Caravelle’s licensed-in patents limited mostly to those issued in China, Caravelle may find it impossible to prevent competitors from copying its patented advancements in vehicles manufactured and sold elsewhere.

Despite Caravelle’s efforts to protect its proprietary rights, third parties may still attempt to copy or otherwise obtain and use its intellectual property or seek court declarations that such third parties’ intellectual property does not infringe upon Caravelle’s intellectual property rights, or they may be able to independently develop technologies that are the same as or similar to Caravelle’s technologies.

Caravelle purchases its CO-Tech equipment from New Galion Group (HK) Co Ltd (“New Galion”), and will rent vessels for the CO-Tech business from Topsheen Shipping Limited, both controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer, and purchased a vessel from Beijing Hanpu Technology Co., Ltd., a company controlled by Dr. Guohua Zhang, Caravelle’s Chief Executive Officer.

Caravelle purchases its CO-Tech equipment from New Galion, and will rent vessels for the CO-Tech business from Topsheen Shipping Limited, both controlled by Mr. Dong Zhang, Caravelle’s chief shipping officer. If New Galion or Topsheen Group Limited terminates its business relationship with or fails to deliver on time the equipment or vessels for Caravelle, Caravelle might not be able to secure adequate replacement equipment or vessels in a timely manner or may be required to pay a higher price for such replacement, which could have a material adverse effect on Caravelle’s business, financial condition, cash flows and the results of the CO-Tech business operations. Dong Zhang may have conflicts of interest with Caravelle or its shareholders, and Mr. Dong Zhang and New Galion may not act in the best interests of Caravelle or may not perform their obligations under these contracts. For example, New Galion could breach it contractual arrangements with Caravelle by, among other things, failing to provide the equipment at the price or timing previously agreed upon, or failing the technical standards as agreed upon. It is unclear whether Caravelle could find an alternative provider for the CO-Tech equipment. Caravelle also purchased a vessel for testing and trial operation of the CO-Tech business from Beijing Hanpu Technology Co., Ltd. (“Hanpu”), a company controlled by Dr. Guohua Zhang, Caravelle’s Chief Executive Officer. Caravelle believes such transactions were entered into at a fair market price.

More generally, since Mr. Dong Zhang is a related party to Caravelle, the agreement between Caravelle and the entities he control might not have been negotiated at arm’s length. It is possible the agreement is more favorable to Mr. Dong Zhang’s controlled entities than is industry standard, due to the possible conflicts of interest described above. On the other hand, it is also possible that the agreement is more favorable to Caravelle than is industry standard, in which case Caravelle may be unable to enter into agreements on similarly favorable terms with other vessel suppliers if Mr. Dong Zhang’s controlled entities terminate or change the agreement terms.

Caravelle’s CO-Tech model is in the early stages and it may not become profitable within twelve months after the closing of the Business Combination, if at all.

Caravelle’s CO-Tech business has not yet commenced operation as of May 2022 and has not recognized any revenue as of the date of this proxy statement/prospectus. Caravelle’s future business depends in large part on its ability to execute its plans to develop, manufacture, market, sell and deliver desiccated wood using its CO-Tech model.

Although Caravelle originally planned to commence operation of its first vessel using the CO-Tech model in early 2022, it experienced delays caused by China’s COVID-related lockdown measures, and it may experience further significant delays due to reasons such as lack of funding, supply shortages, design defects, talent gaps, and/or force majeure. For example, Caravelle relies on third-party suppliers for the provision of wet wood to be processed. To the extent Caravelle’s suppliers experience any delays in providing or developing necessary raw materials, or if they experience quality issues, Caravelle could experience delays in delivering on its timelines.

Supply and distribution chain disruptions could adversely affect Caravelle’s business.

Caravelle’s ability to generate revenue from either selling dried wood or providing wood desiccation services in its new CO-Tech business may be materially adversely impacted by supply chain disruptions. Such disruptions include the shutdown of forest farms, shortage of labor, and increased price of timber. Although the CO-Tech business has a short supply chain consisting of upstream timber seller and forest farms, and the supply chain has recovered to pre-pandemic levels, there is no guarantee that Caravelle will not be subject to impact caused by future shutdowns or other disruptions. To secure wood supply and reduce impact of price volatilities, Dr. Guohua Zhang has established cordial long-term relationships with timber suppliers in Africa and Southeast Asia. For example, Singapore Garden has entered into an agreement with Honest Timber Gabon Co. Ltd. securing its wood supply, under which Honest Timber Gabon Co. Ltd. agrees to sell an aggregate of 400,000 cubic meter of wood between 2022 and 2026.

Caravelle depends on third parties for logging and transportation services and increases in the costs or decreases in the availability of quality service providers could adversely affect its business.

The upstream and downstream business chain of its CO-Tech sector depends on logging and transportation services provided by third parties, both domestically and internationally, including by railroad, trucks, or ships. If any of its transportation providers were to fail to deliver timber supply or logs to Caravelle or its clients, or fails to deliver in a timely manner, or were to damage timber supply or logs during transport, Caravelle may be unable to reach the expected profit level. During the global financial crisis and subsequent downturn in U.S. housing starts, timber harvest volumes declined significantly. As a result, many logging contractors, particularly cable logging operators in the western U.S., permanently shut down their operations. As harvest levels have returned to higher levels with the recovery in housing starts, this shortage of logging contractors has resulted in sharp increases in logging costs and more limited availability of logging contractors. It is expected that the supply of qualified logging contractors will be affected by the availability of debt financing for equipment purchases as well as the availability of adequately trained loggers. As housing starts continue to recover, harvest levels are expected to increase, placing more pressure on the existing supply of logging contractors. Any significant failure or unavailability of third-party logging or transportation providers, or increases in transportation rates or fuel costs, may result in higher logging costs, the inability to capitalize on stronger log prices to the extent logging contractors cannot be secured at a competitive cost, or decreased demand for Caravelle’s desiccation service. Such events could harm its reputation, negatively affect its customer relationships and adversely affect its business.

In the new CO-Tech wood desiccation business, the revenue and profit may be subject to high volatility because the need for wood desiccation service is determined by the market’s supply of timber and demand for wood products, and such markets operates are cyclical and competitive.

The performance of Caravelle’s CO-Tech sector depends on the state of the housing, construction, and home improvement markets. The pricing of its products is dependent on customers’ perceptions of the market and therefore can be volatile.

At times, the price for any one or more of the products Caravelle produces or to which Caravelle’s desiccation services contribute may fall below its cash production costs, requiring Caravelle to either incur short-term losses on product sales, decreased income generated by services, or suspend operations. Therefore, its profitability with respect to these wood products depends, in significant part, on the market’s supply of timber and demand for wood products, and managing its cost structure, particularly raw materials and ship chartering costs, which represent the largest components of its operating costs. Caravelle has limited control of the foregoing, and as a result, its profitability and cash flow may fluctuate materially in response to changes in the supply and demand of the wood product industry.

Caravelle’s growth depends on the continued growth of the need for wood desiccation, wood vinegar, and further development of the carbon trading market.

Currently, a substantial portion of Caravelle’s projected income in the CO-Tech business comes from the provision of wood desiccation service and sale of desiccated wood, the sale of wood vinegar, and the trade of Carbon Emission Abatement (“CEA”) on the coming carbon trading markets. However, there is no guarantee that the need for desiccated wood will remain or grow beyond the current level, nor is there a guarantee that the productivity of desiccated wood will remain bottlenecked under the traditional model. The projected income from the sale of wood vinegar is premised upon the wider application of wood vinegar in agriculture, healthcare, and other industries. Caravelle also expects to derive a substantial amount of future revenue from the CEA generated from the CO-Tech business model. If any of the previous assumptions fail to realize, Caravelle’s profitability may be substantially undermined.

Caravelle may not be able to obtain the necessary certification from the classification societies.

Caravelle has obtained an Approval in Principle from one of the leading classification societies, Det Norske Veritas (DNV), on the design of a waste heat recovery and utilization system. However, Caravelle must obtain Product Approval from DNV for its on-board wood desiccation system as well as Ship Inspection Approval for each of the vessels on-board wood desiccation system is installed before such a vessel may start its maritime voyage. Caravelle expects to receive these approvals for its first vessel with the on-board wood desiccation system in the fourth quarter of 2022. However, there is no guarantee that Caravelle will receive such approvals, or obtain these approvals in a timely manner for it to launch its CO-Tech business in the fourth quarter of 2022.

Caravelle depends on the core technologies licensed by Dr. Guohua Zhang, in the CO-Tech business, thus, if Dr. Zhang revokes such license, Caravelle’s business will be substantially affected.

The CO-Tech business model under which Caravelle currently operates is reliant upon the 14 patents held or under prosecution by Dr. Guohua Zhang, as well as other know-how and trade secrets originally invented by Dr. Guohua Zhang. If Dr. Zhang discontinues such license of patents or provision of trade secrets to Caravelle, Caravelle’s CO-Tech business sector will be substantially affected.

Caravelle currently lacks employees with adequate training and experience to carry out the CO-Tech business on-board.

To operate the CO-Tech wood desiccation during maritime shipping, Caravelle needs crews and employees on-board. As the CO-Tech wood desiccation is a new business that involves novel technologies, Caravelle must provide adequate training to its crews and employees to operate. While Caravelle believes it will have sufficient number of crews and employees with the required skills and experience when it launches its CO-Tech wood desiccation business in the fourth quarter of 2022, there is a risk that Caravelle may not able to recruit new crews and employees, or to provide adequate training for newly recruited crews and employees, to carry out the on-board operations when Caravelle expands its CO-Tech business, which takes financing, time, and other resources to achieve. If Caravelle fails to obtain and train an adequate number of such qualified employees, the CO-Tech business may not be as successful as Caravelle anticipates.

Risk related to Caravelle’s Overall Business

It is not certain if Caravelle will be classified as a Singapore tax resident.

Caravelle and its subsidiaries may be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing Caravelle’s tax obligation in these jurisdictions, it is required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which Caravelle has not received rulings from the governing authorities. Caravelle cannot assure that upon review of these positions the applicable authorities will agree with its positions. A successful challenge by a tax authority could result in additional tax imposed on Caravelle or its subsidiaries, further reducing the cash available for distribution. In addition, changes in Caravelle’s operations or ownership could result in additional tax being imposed on Caravelle or its subsidiaries in jurisdictions in which operations are conducted.

For instance, in exceptional situations, under the Income Tax Act 1947 of Singapore, or the Singapore Income Tax Act, a company established outside Singapore but whose governing body, being the board of directors, exercises control and management of its business in Singapore could be considered a tax resident in Singapore. Some examples of scenarios where the control and management of a company is considered not exercised in Singapore include:

•        There is no board of directors meeting held in Singapore. Instead, the directors’ resolutions are merely passed by circulation

•        The local director is a nominee director while the rest of the directors are based outside Singapore

•        No strategic decisions are made by the local director in Singapore

•        No key employees are based in Singapore

Caravelle does not believe itself to be a Singapore tax resident for Singapore income tax purposes. However, if the Inland Revenue Authority of Singapore determines that Caravelle is a Singapore tax resident for Singapore income tax purposes, the portion of Caravelle’s single company income on an unconsolidated basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief. If Caravelle is regarded as a Singapore tax resident, any dividends received or deemed received by Caravelle in Singapore from subsidiaries located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore.

The ability of Caravelle’s subsidiaries and consolidated affiliated entities in Singapore and Samoa to distribute dividends to Caravelle may be subject to restrictions under Singapore and Samoa laws.

Caravelle is a holding company, and its subsidiaries are located in Singapore and Samoa. All or substantially all of Caravelle’s primary internal sources of funds to meet its cash needs will be its share of the dividends, if any, paid by its subsidiaries and consolidated affiliated entities. The distribution of dividends to Caravelle from the subsidiaries and consolidated affiliated entities in these markets as well as other markets where Caravelle operates is subject to restrictions imposed by the applicable laws and regulations in these markets, which may include foreign exchange controls.

For example, Caravelle’s subsidiaries, Topsheen Shipping Singapore Pte. Ltd., Topsheen Bulk Singapore Pte. Ltd. and Singapore Garden Technology Pte. Ltd. (each company a “Singapore Subsidiary” and collectively, the “Singapore Subsidiaries”), are incorporated in Singapore. Under Singapore law, dividends, whether in cash or in specie, must be paid out of such Singapore Subsidiary’s profits available for distribution. The Singapore Subsidiaries may earn distributable profits when they receive dividends or other income, including management fees or interest, if any. The availability of distributable profits is assessed on the basis of each Singapore Subsidiary’s standalone unconsolidated accounts, which are based upon IFRS. There is no assurance that the Singapore Subsidiaries will not incur losses, that they will become profitable, or that they will have sufficient distributable income that might be distributed to Caravelle as a dividend or other distribution in the foreseeable future. Therefore, the Singapore Subsidiaries will be unable to pay dividends to Caravelle unless and until they have generated sufficient distributable reserves. Accordingly, it may not be legally permissible for the Singapore Subsidiaries to pay dividends to Caravelle.

Notwithstanding that sufficient profits may be available for distribution, there are other conditions which may limit the Singapore Subsidiaries’ ability to pay dividends. The Singapore Subsidiaries’ board of directors may, without the approval of their shareholder, Caravelle, under Singapore law, declare interim dividends during a fiscal year and any final dividends declared by a Singapore Subsidiary’s board of directors after the close of a fiscal year must be approved by the shareholder, Caravelle, at a general meeting. As such, any determination to pay dividends will be at the discretion of the Singapore Subsidiary’s board of directors, which may exercise its discretion to retain such Singapore Subsidiary’s future earnings for use in the development of such Singapore Subsidiary’s business, in reducing such Singapore Subsidiary’s indebtedness and for general corporate purposes.

Caravelle may require additional capital to implement its business strategy, including to develop its business in Carbon-neutral shipping and to expand its traditional international shipping business, and it may need to raise additional funds in the future.

Caravelle’s future funding requirements will depend on many factors, including continuing to develop the carbon-neutral shipping business and expanding its existing traditional international maritime shipping business. In order to fund Caravelle’s capital expenditures, it may be required to incur borrowings or raise capital through the sale of debt or equity securities. Caravelle’s ability to borrow money and access the capital markets through future offerings may be limited by a number of factors, including:

•        Caravelle’s financial performance;

•        Caravelle’s credit ratings;

•        the liquidity of the overall capital markets;

•        general economic conditions and other contingencies and uncertainties; and

•        the state of the international maritime shipping industry.

There is no assurance that Caravelle will be able to obtain additional funds on acceptable terms, or at all. In the event that Caravelle fails to obtain the funds for necessary future capital expenditures, Caravelle may not be able to implement its business strategies to develop its carbon-neutral shipping business and to expand its existing traditional shipping, and Caravelle’s business, financial condition, cash flows and results of operations could be adversely impacted.

Caravelle’s business depends upon certain employees who may not necessarily continue to work for us.

Caravelle’s future success depends to a significant extent upon Dr. Guohua Zhang, its founder and chief executive officer, Mr. Dong Zhang, its chief shipping officer, and certain members of its senior management. Dr. Zhang and Mr. Zhang have substantial experience in the international maritime shipping industry. Dr. Zhang, Mr. Zhang and other senior management of Caravelle are crucial to the execution of Caravelle’s business strategies and to the growth and development of its business. If these certain individuals were no longer to be affiliated with Caravelle, or if Caravelle was to otherwise cease to receive advisory services from them, Caravelle may be unable to recruit other employees with equivalent talent and experience, and its business and financial condition may suffer as a result.

Caravelle might not obtain and maintain sufficient insurance coverage, which could expose Caravelle to significant costs and business disruption.

To the extent Caravelle operates its business, Caravelle may only obtain and maintain a charterers’ liability insurance coverage and a freight, demurrage, and defense insurance coverage for its business operations. A successful liability claim against Caravelle due to injuries suffered by the users of its products or services could materially and adversely affect Caravelle’s business, prospects, financial condition, results of operations and reputation. In addition, Caravelle does not have any business disruption insurance. Any business disruption event could result in substantial cost and diversion of resources.

Caravelle may be subject to litigations that, if not resolved in its favor, could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Although there is no pending litigation against Caravelle as of the date of this proxy statement/prospectus, there is no assurance that Caravelle will not be subject to any litigation, including, among other things, contract disputes, personal injury claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of its business. In the event that any litigation arises in the future, unfavorable outcomes of such litigation or the costs and time to resolve them could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

The requirements of being a public company have increased certain of Caravelle’s costs and require significant management focus.

After this listing, Caravelle will incur increased legal, accounting, and other expenses associated with compliance-related and other activities as a public company. For example, costs to obtain director and officer liability insurance contribute to the increased costs. As a result of the associated liability, it may be more difficult for Caravelle to attract and retain qualified persons to serve on the board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements, which could further increase the compliance costs.

Because Caravelle generates most of the revenues in United States dollars but incurs a portion of the expenses in other currencies, exchange rate fluctuations could hurt the results of operations.

Caravelle generates most of its revenues in United States dollars, but may incur some of the vessels’ expenses in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing its net income. Caravelle has not hedged its currency exposure.

Security breaches and disruptions to Caravelle’s information technology infrastructure (cyber-security) could interfere with its operations and expose it to liability, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

In the ordinary course of business, Caravelle relies heavily on information technology networks and systems to process, transmit, and store information electronically, and to manage or support a variety of business processes and activities. Additionally, Caravelle collects and stores certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of its business. Despite Caravelle’s cybersecurity measures (including monitoring of networks and systems, and maintenance of backup and protective systems) which are continuously reviewed and upgraded, its information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attacks by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to its reputation, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Global inflationary pressures could negatively impact Caravelle’s results of operations and cash flows.

Worldwide economies have experienced inflationary pressures. Indicatively, the U.S. consumer price index rose 7% in December 2021 compared to the prior year and further rose to 7.9% in February 2022. Global inflationary pressures have increased in Q2 2022 due to trading pattern disruptions attributable to the armed conflict in Ukraine. Supply chain and transportation problems, as well as added volatility and rising energy, food and commodity prices, are accelerating global price growth. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs which could in turn negatively impact Caravelle’s operating results, and in particular, Caravelle’s cash flows. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and Caravelle in particular may not be able to offset such costs sufficiently, in which case Caravelle’s cash flows and results would be negatively impacted.

Specifically, Caravelle faces two types of possible inflationary pressures: a general pressure from inflation-related economic slowdown and a specific pressure from inflation of the prices of fuel. First, inflation could slow down the global economy and thus disrupt global trade and ocean shipping, and thus negatively impact Caravelle’s ocean shipping business line. In particular, since different countries face different rates of inflation, the country facing relatively higher inflation rates, such as the United States, would likely reduce its imports which may not be completely offset by the increase in its exports, thus resulting in a net reduction of global trade. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it particularly impacts the ocean shipping industry which relies on fossil fuel to power its ships. Thus, the entire industry, including Caravelle, would face increased cost of operation even more significant than the global economy as a whole, in the form of increased fuel prices. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and Caravelle in particular may not be able to offset such costs sufficiently, in which case Caravelle’s cash flows and results would be negatively impacted.

Failure to comply with the U.S. sanction laws could result in fines, criminal penalties, and an adverse effect on Caravelle’s business.

Although Caravelle has not been and is not engaged in transactions with persons or entities subject to sanctions imposed by the U.S. government, Caravelle is subject to the risk that it may enter into transactions with affiliates or subsidiaries with companies subject to sanctions because Caravelle purchases equipment and technical services from Chinese companies in the shipping industry on a regular basis, and many Chinese shipbuilding and research companies are state-owned enterprises that may be subject to the Chinese Military-Industrial Complex Companies List or other similar sanctions, especially giving consideration to the constant updates and evolvement of such sanction laws. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect Caravelle’s business, results of operations or financial condition. In addition, actual or alleged violations could damage Caravelle’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of Caravelle’s senior management.

Caravelle is leveraged, which could limit its ability to execute its business strategy and Caravelle may be unable to comply with its covenants in its credit facilities that impose operating and financial restrictions on it, which could result in a default under the terms of these agreements.

As of October 31, 2021, Caravelle had $4,269,387 of outstanding indebtedness under its credit facilities and other borrowings.

Caravelle’s credit facilities impose operating and financial restrictions on Caravelle that limit its ability, or the ability of its subsidiaries party thereto, among other things, to:

•        effect a change of ownership or control of the relevant borrower group under each facility; and

•        during an accounting period, pay dividends.

Therefore, Caravelle may need to seek permission from its lenders in order to engage in some corporate actions. Caravelle’s lenders’ interests may be different from Caravelle’s and it may not be able to obtain its lenders’ permission when needed. This may limit Caravelle’s ability to pay dividends on the ordinary shares if the board determines to do so in the future, pay interest on its indebtedness, finance its future operations or capital requirements, make acquisitions or pursue business opportunities.

In addition, Caravelle’s credit facilities require it and its guarantor to satisfy certain conditions and covenants. Should the net worth of the guarantor materially decline in the future or for other reasons, Caravelle may seek to obtain waivers or amendments from its lenders with respect to such requirements, or the guarantor may be required to take action to reduce its debt or to act in a manner contrary to its business objectives to meet any such requirements.

Events beyond Caravelle’s control, including changes in the economic and business conditions in the shipping markets in which it operates, may affect its ability to satisfy these requirements. Caravelle cannot assure you that it will meet these ratios or satisfy these covenants or that its lenders will waive any failure to do so or amend these requirements. A breach of any of the covenants in, or Caravelle’s inability to maintain the compliance with the requirements, its credit facilities would prevent it from borrowing additional money under its credit facilities and could result in a default under its credit facilities. If a default occurs under its credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt. Additionally, if not repaid the interest rate on the outstanding debt can be increased. Moreover, in connection with any waivers or amendments to Caravelle’s credit facilities that it may obtain, its lenders may impose additional operating and financial restrictions on it or modify the terms of its existing credit facilities including an increase in the interest rate. These restrictions may further restrict its ability to, among other things, pay dividends, repurchase its ordinary shares, make capital expenditures, or incur additional indebtedness.

In the ordinary course of business, Caravelle relies heavily on information technology networks and systems to process, transmit, and store information electronically, and to manage or support a variety of business processes and activities. Additionally, Caravelle collects and stores certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of its business. Despite Caravelle’s cybersecurity measures (including monitoring of networks and systems, and maintenance of backup and protective systems) which are continuously reviewed and upgraded, its information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attacks by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to its reputation, which could have a material adverse effect on its business, financial condition, cash flows, and results of operations.

Risks Related to PubCo

Currently, there is no public market for the PubCo Ordinary Shares. Pacifico stockholders cannot be sure that an active trading market will develop for or of the market price of the PubCo Ordinary Shares they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

As part of the Business Combination, each ordinary share of Caravelle will be converted into the right to receive one PubCo Ordinary Share. PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. Caravelle and PubCo have agreed to cause the PubCo Ordinary Shares to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the effective time of the Business Combination. However, the listing of shares on the Nasdaq does not ensure that a market for the PubCo Ordinary Shares will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the PubCo Ordinary Shares following the Closing and the PubCo Ordinary Shares may trade at a price less than the current market price of the Pacifico Common Stock.

Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for the PubCo Ordinary Shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the PubCo Ordinary Shares following completion of the Business Combination and the development and continued existence of a market and favorable price for the PubCo Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the PubCo Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the PubCo Ordinary Shares. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.

PubCo’s share price may be volatile and could decline substantially.

The market price of the PubCo Ordinary Shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:

•        actual or anticipated variations in the financial results and prospects of the company or other companies in the same industry;

•        changes in economic and financial market conditions;

•        changes in the market valuations of other companies in the same industry;

•        announcements by PubCo or its competitors of new services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

•        mergers or other business combinations involving PubCo;

•        additions and departures of key personnel and senior management;

•        changes in accounting principles;

•        the passage of legislation or other developments affecting PubCo or its industry;

•        the trading volume of the PubCo Ordinary Shares in the public market;

•        the release of lockup, escrow or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

•        potential litigation or regulatory investigations;

•        changes in financial estimates by research analysts;

•        natural disasters, terrorist acts, acts of war or periods of civil unrest; and

•        the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of the PubCo Ordinary Shares.

The sale or availability for sale of substantial amounts of PubCo Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of the PubCo Ordinary Shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of PubCo Ordinary Shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The PubCo Ordinary Shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, Caravelle’s shareholders will exchange the ordinary shares of Caravelle held by them for PubCo Ordinary Shares upon the consummation of the Business Combination and its significant shareholders have agreed, subject to certain exceptions, not to sell any PubCo Ordinary Shares for six months after the Closing without the prior written consent of PubCo. There will be 58,444,500 outstanding and issued PubCo Ordinary Shares immediately after the Business Combination assuming no redemption. Market sales of securities held by PubCo’s significant shareholders or any other holders or the availability of these securities for future sale will have a material impact on the market price of PubCo Ordinary Shares.

PubCo will issue ordinary shares as consideration for the Business Combination, and PubCo may issue additional ordinary shares or other equity or convertible debt securities without approval of the holders of PubCo ordinary shares which would dilute existing ownership interests and may depress the market price of PubCo ordinary shares.

PubCo may issue additional ordinary shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the PubCo Ordinary Shares in certain circumstances.

PubCo’s issuance of additional ordinary shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (1) PubCo’s existing shareholders’ proportionate ownership interest may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding PubCo Ordinary Share may be diminished; and (4) the market price of PubCo Ordinary Shares may decline.

Volatility in PubCo’s share price could subject PubCo to securities class action litigation.

The market price of PubCo Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. PubCo may be the target of this type of litigation and investigations. Securities litigation against PubCo could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm PubCo/Caravelle’s business.

The requirements of being a public company may strain PubCo’s resources, divert PubCo management’s attention and affect PubCo’s ability to attract and retain qualified board members.

Upon the consummation of the Business Combination, PubCo will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, PubCo will incur relevant legal, accounting and other expenses, and these expenses may increase even more if PubCo no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that PubCo files annual and current reports with respect to PubCo’s business and operating results. The Sarbanes-Oxley Act requires, among other things, that PubCo maintain effective disclosure controls and procedures and internal control over financial reporting. PubCo may need to hire more employees or engage outside consultants to comply with these requirements, which will increase PubCo’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Caravelle expected these laws and regulations to increase PubCo’s legal and financial compliance costs and to render some activities more time-consuming and costly, although Caravelle is currently unable to estimate these costs with any degree of certainty.

Many members of PubCo’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. PubCo’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing PubCo’s growth strategy, which could prevent the improvement of PubCo’s business, financial condition and results of operations. Furthermore, Caravelle expects these rules and regulations to make it more difficult and more expensive to obtain director and officer liability insurance for PubCo, and consequently PubCo may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on PubCo’s business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of PubCo Board, particularly to serve on PubCo’s audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, PubCo’s business and financial condition will become more visible, which Caravelle believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, PubCo’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in PubCo’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on PubCo’s business, financial condition, results of operations, prospects and reputation.

Recent market volatility could impact the share price and trading volume of the PubCo’s securities.

The trading market for PubCo’s securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for PubCo ordinary shares.

A possible “short squeeze” due to a sudden increase in demand of PubCo ordinary shares that largely exceeds supply may lead to price volatility in PubCo ordinary shares. Investors may purchase PubCo ordinary shares to hedge existing exposure or to speculate on the price of the PubCo ordinary shares. Speculation on the price of PubCo ordinary shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of PubCo ordinary shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase PubCo ordinary shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the PubCo ordinary shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the PubCo ordinary shares that are not directly correlated to the operating performance of PubCo.

It is not expected that PubCo will pay dividends in the foreseeable future after the proposed Business Combination.

It is expected that PubCo will retain most, if not all, of PubCo’s available funds and any future earnings to fund the development and growth of PubCo’s business. As a result, it is not expected that PubCo will pay any cash dividends in the foreseeable future.

PubCo Board will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from PubCo’s subsidiaries, PubCo’s financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that PubCo’s shares will appreciate in value or that the trading price of the shares will not decline.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about PubCo, the price and trading volume of PubCo’s securities could decline significantly.

The trading market for PubCo Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about PubCo or its business. Securities and industry analysts do not currently, and may never, publish research on PubCo. If no securities or industry analysts commence coverage of PubCo, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover PubCo downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of PubCo or fail to publish reports on PubCo, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

PubCo will be a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to domestic public companies in the United States.

Caravelle expects PubCo to qualify as a foreign private issuer under the Exchange Act upon the consummation of the Business Combination. As a foreign private issuer, PubCo will be exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

PubCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, PubCo will publish PubCo’s results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information PubCo is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about PubCo than you would receive about a U.S. domestic public company.

PubCo could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of PubCo’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (1) the majority of PubCo’s directors or executive officers are U.S. citizens or residents; (2) more than 50% of PubCo’s assets are located in the United States; or (3) PubCo’s business is administered principally in the United States. If PubCo loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, PubCo would likely incur substantial costs in fulfilling these additional regulatory requirements and members of PubCo’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As an exempted company incorporated in the Cayman Islands, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq corporate governance listing standards.

PubCo is a company incorporated in the Cayman Islands. Nasdaq market rules permit a foreign private issuer like PubCo to follow the corporate governance practices of PubCo’s home country. Certain corporate governance practices in the Cayman Islands, which is PubCo’s home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, PubCo is not required to have: (1) a majority-independent board of directors; (2) a compensation committee consisting of independent directors; (3) a nominating committee consisting of independent directors; or (4) regularly scheduled executive sessions with only independent directors each year.

If PubCo relies on any of these exemptions, you may not be provided with the benefits of certain corporate governance requirements of The Nasdaq Capital Market. PubCo may also follow the home country practice for certain other corporate governance practices after the closing of the Business Combination which may differ from the requirements of The Nasdaq Capital Market. If PubCo chooses to follow the home country practice, PubCo’s shareholders may be afforded fewer protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is an exempted company incorporated under the laws of the Cayman Islands, PubCo conducts substantially all of its operations and a majority of its directors and executive officers (or candidates) reside outside of the United States.

PubCo is an exempted company incorporated under the law of the Cayman Islands, PubCo conducts substantially all of its operations and a majority of its directors and executive officers (or candidates) reside outside the United States. While its director Edward Wang is a U.S. resident, its CEO candidate and director Dr. Guohua Zhang resides in Gabon, its CSO candidate and director Mr. Dong Zhang resides in Singapore, its director candidate Xiangjin Cao resides in Switzerland, its director candidate Alon Rozen resides in France and its CFO candidate Xiaohui Wang resides in China. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, and cost and time constraints, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against PubCo or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. PubCo’s corporate affairs are governed by PubCo’s amended and restated memorandum and articles of association, the Cayman Islands Companies Act (As Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary responsibilities of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against PubCo or against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against PubCo’s assets or the assets of PubCo’s directors and officers.

Shareholders of Cayman Islands exempted companies such as PubCo have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. PubCo’s directors have discretion under PubCo’s amended and restated articles of association to determine whether or not, and under what conditions, PubCo’s corporate records may be inspected by PubCo’s shareholders, but are not obliged to make them available to PubCo’s shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

PubCo will be an “emerging growth company,” as defined under the federal securities laws, and PubCo cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the PubCo’s securities less attractive to investors.

PubCo will be an “emerging growth company” as defined in the JOBS Act, and it will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which PubCo has total annual gross revenue of at least $1.07 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo’s Shares held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that PubCo will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of PubCo’s internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. If PubCo elects not to opt out of such extended transition period, which means that when a standard is issued or revised and PubCo has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PubCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, PubCo’s shareholders may not have access to certain information they deem important. PubCo cannot predict if investors will find PubCo Ordinary Shares less attractive because Caravelle rely on these exemptions. If some investors find PubCo Ordinary Shares less attractive as a result, there may be a less active trading market and share price for PubCo Ordinary Shares may be more volatile.

PubCo will be a “controlled company,” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

PubCo will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Dr. Guohua Zhang will control more than 50% of PubCo’s voting rights. For so long as PubCo remains a controlled company under that definition, PubCo will be permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

PubCo may be treated as a passive foreign investment company.

There is also a risk that PubCo may be treated as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. A non-U.S. corporation generally will be considered to be a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the value, determined on the basis of a quarterly average, of its gross assets are considered “passive assets” (generally, assets that generate passive income). Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Cash is a passive asset for PFIC purposes, even if held as working capital. This determination is highly factual, and will depend upon, among other things, PubCo’s market valuation and future financial performance. Because PFIC status is determined based on the composition of PubCo’s income and assets annually and generally cannot be determined until the end of the taxable year, there can be no assurance that PubCo will not be a PFIC for the current taxable year or any future taxable year. Accordingly, PubCo is unable to determine whether PubCo or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that PubCo or any of its subsidiaries will not be treated as a PFIC for any taxable year. In the event that PubCo meets the PFIC income or asset test for the current taxable year ending December 31, 2022, the “start-up exception” may not be available. Furthermore, if a U.S. Holder holds PubCo Ordinary Shares and PubCo is a PFIC during such U.S. Holder’s holding period, unless the U.S. Holder makes certain elections, PubCo will continue to be treated as a PFIC with respect to such U.S. Holder, even if PubCo ceases to be a PFIC in future taxable years.

If PubCo were to be classified as a PFIC for any future taxable year, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) will generally be subject to additional taxes and interest charges on the gain from a sale of PubCo Ordinary Shares, and upon receipt of an “excess distribution” with respect to the PubCo Ordinary Shares. In general, a U.S. Holder would receive an “excess distribution” if the amount of any distribution for U.S. federal income tax purposes in respect of the PubCo Ordinary Shares were more than 125 percent of the average distributions made with respect to such shares within the three preceding taxable years (or shorter period if such U.S. Holder held the shares for a shorter period). A U.S. Holder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election or a “mark-to-market” election. However, there is no assurance that PubCo would provide information that would enable a U.S. Holder to make a qualified electing fund election. U.S. owners of PubCo Ordinary Shares should consult their own U.S. tax advisors regarding the potential application of the PFIC rules. See the section entitled “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company” below.

PubCo may be treated as a U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation organized under Cayman Islands law is not treated as a U.S. corporation and, therefore, is treated as a non-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation that acquires the stock of a U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances. If PubCo were treated as a U.S. corporation for U.S. federal income tax purposes, among other consequences, it would generally be subject to U.S. federal income tax on its worldwide income, and its dividends would be treated as dividends from a U.S. corporation.

In addition, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874 of the Code. In general, if a foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation and after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, subject to other requirements, certain adverse tax consequences under Section 7874 of the Code may apply.

If these rules apply to the Merger, PubCo and certain of PubCo’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by PubCo include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

PubCo is not currently intended to be subject to these rules under Section 7874 of the Code after the Merger. The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by future changes in such U.S. Treasury regulations, with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge whether PubCo is subject to the above rules or that such a challenge would not be sustained by a court.

Risks Related to Pacifico and the Business Combination

Pacifico will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination by December 16, 2022 (or March 16, 2023, if the time period is extended as previously described herein). In the event of a liquidation, Pacifico’s public stockholders are expected to receive $10.10 per share.

If Pacifico is unable to consummate the Business Combination or an initial business combination by December 16, 2022 (or March 16, 2023, if the time period is extended as previously described herein) and is forced to liquidate, the per share liquidation distribution is expected to be $10.10.

There is no guarantee that a stockholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

Pacifico can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the consummation of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the stock price of the Combined Company and may result in a lower value realized upon redemption than a stockholder of Pacifico might realize in the future had the stockholder not redeemed its Public Shares. Similarly, if a stockholder does not redeem its Public Shares, the stockholder will bear the risk of ownership of the PubCo Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its PubCo Ordinary Shares in the future for a greater amount than the redemption price paid in connection with the redemption of the Public Shares in connection with the consummation of the Business Combination. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

You must tender your shares of Pacifico Common Stock in order to validly seek redemption at the Special Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to AST or to deliver your shares of Pacifico Common Stock to AST electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, at least two business days before the Special Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once a Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the Business Combination.

If third parties bring claims against Pacifico, the proceeds held in the Trust Account could be reduced and the per share liquidation price received by the Pacifico’s stockholders may be less than $10.10.

Pacifico’s deposit of funds in the Trust Account may not protect those funds from third-party claims against Pacifico. Although Pacifico has received from many of the vendors and service providers (other than its independent registered public accounting firm) with which it does business and prospective target business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Pacifico’s public stockholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of the Pacifico’s public stockholders. If Pacifico liquidates the Trust Account before the consummation of a Business Combination and distributes the proceeds held therein to its public stockholders, the Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business or claims of vendors or other entities that are owed money by Pacifico for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, Pacifico cannot assure you that the Sponsor will be able to meet such obligation. Therefore, the per share distribution from the Trust Account for the Pacifico’s stockholders may be less than $10.10 due to such claims.

Additionally, if Pacifico is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Pacifico’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the Pacifico’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Pacifico may not be able to return $10.10 to Pacifico’s public stockholders.

Any distributions received by the Pacifico’s stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Pacifico was unable to pay its debts as they became due in the ordinary course of business.

Pacifico’s current amended and restated certificate of incorporation provides that Pacifico will continue in existence only until December 16, 2022 (or March 16, 2023 if such period is extended by the Sponsor as described herein). If Pacifico is unable to consummate the Business Combination or an initial business combination within the required time period, upon notice from Pacifico, the trustee of the Trust Account will distribute the amount in the Trust Account to the Pacifico’s public stockholders. Concurrently, Pacifico shall pay, or reserve for payment, from funds not held in the Trust Account, its liabilities and obligations, although Pacifico cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the Trust Account for such purpose, the Sponsor have contractually agreed that, if Pacifico liquidates prior to the consummation of the Business Combination or a an initial business combination, it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business or claims of vendors or other entities that are owed money by Pacifico for services rendered or contracted for or products sold to it, but only if such a vendor or prospective target business does not execute a waiver in or to any monies held in the Trust Account. However, Pacifico may not properly assess all claims that may be potentially brought against us. As such, the Pacifico’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of the Pacifico’s stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from the Pacifico stockholders’ amounts owed to them by us.

If, after Pacifico distributes the proceeds in the Trust Account to the Pacifico’s public stockholders, Pacifico files a bankruptcy petition or an involuntary bankruptcy petition is filed against Pacifico that is not dismissed, any distributions received by the Pacifico’s stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by the Pacifico’s stockholders. In addition, the Pacifico Board may be viewed as having breached its fiduciary duty to Pacifico’s creditors and/or having acted in bad faith, thereby exposing itself and Pacifico to claims of punitive damages, by paying the Pacifico’s public stockholders from the Trust Account prior to addressing the claims of creditors.

If Pacifico’s due diligence investigation of Caravelle was inadequate, then the Pacifico’s stockholders following the consummation of the Business Combination could lose some or all of their investment.

Even though Pacifico conducted a due diligence investigation of Caravelle, it cannot be sure that this due diligence uncovered all material issues that may be present inside the company or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Caravelle and its business and outside of its control will not later arise.

Because the Combined Company will become a public reporting company by means other than a traditional underwritten initial public offering, the Combined Company’s shareholders may face additional risks and uncertainties.

Because the Combined Company will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the PubCo Ordinary Shares, and, accordingly, the Combined Company’s shareholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling the PubCo Ordinary Shares, the Pacifico’s stockholders must rely on the information included in this proxy statement/prospectus. Although Pacifico performed a due diligence review and investigation of Caravelle in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in the Combined Company because it may not have uncovered facts that would be important to a potential investor.

In addition, because the Combined Company will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of the Combined Company. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of the Combined Company than they might if the Combined Company became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the Combined Company as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the PubCo Ordinary Shares could have an adverse effect on the Combined Company’s ability to develop a liquid market for the PubCo Ordinary Shares. See “— Risks Related to the PubCo Ordinary Shares — If securities or industry analysts do not publish research or reports about the Combined Company, or publish negative reports, the Combined Company’s stock price and trading volume could decline.”

The Initial Stockholders and Chardan have agreed to vote in favor of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus, regardless of how Pacifico’s public stockholders vote.

Unlike many other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the company’s public stockholders in connection with an initial business combination, the Initial Stockholders have agreed to vote any shares of Pacifico Common Stock owned by them in favor of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the Initial Stockholders and Chardan own 23.3% of the issued and outstanding shares of Pacifico Common Stock. The Initial Stockholders and Chardan have agreed to vote any shares of Pacifico Common Stock owned by them in favor of the Business Combination Proposal and, accordingly, Pacifico would not need any Public Shares to be voted in favor of the Business Combination Proposal in order to have them approved (assuming that only a quorum was present at the meeting). As a result, it is more likely that the necessary stockholder approval will be received for the Business Combination Proposal and the other Proposals than would be the case if the Initial Stockholders agreed to vote any shares of Pacifico Common Stock owned by them in accordance with the majority of the votes cast by Pacifico’s public stockholders.

Stockholder litigation and regulatory inquiries and investigations are expensive and could harm Pacifico’s business, financial condition and results of operations and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against Pacifico, whether or not resolved in Pacifico’s favor, could result in substantial costs and divert Pacifico’s management’s attention from other business concerns, which could adversely affect Pacifico’s business, financial condition and results of operations and the ultimate value the Pacifico’s stockholders receive as a result of the consummation of the Business Combination.

Pacifico may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.

Certain of Pacifico’s Initial Stockholders are not U.S. persons. As a result, if Pacifico conducts its business combination with a U.S. business, such business combination might be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If Pacifico’s potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, Pacifico may determine that it is required to make a mandatory filing or that it will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order Pacifico to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent Pacifico from pursuing certain initial business combination opportunities that Pacifico believes would otherwise be beneficial to Pacifico and its stockholders. As a result, the pool of potential targets with which Pacifico could complete an initial business combination may be limited and Pacifico may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and Pacifico has limited time to complete its initial business combination. If Pacifico cannot complete its initial business combination by December 16, 2022 (or March 16, 2023 if such period is extended by the Sponsor) because the review process drags on beyond such timeframe or because Pacifico’s initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, Pacifico may be required to liquidate. If Pacifico liquidates, Pacifico’s public stockholders may only receive $10.10 per share, and its rights will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

The Initial Stockholders who own shares of Pacifico Common Stock and Private Units will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the Record Date, the Initial Stockholders owned an aggregate of 1,437,500 shares of Pacifico Common Stock and 250,000 Private Units. They have waived their right to redeem these shares of Pacifico Common Stock, or to receive distributions with respect to these shares of Pacifico Common Stock upon the liquidation of the Trust Account, if Pacifico is unable to consummate an initial business combination within the required time period. This arrangement was part of the agreements made by the Initial Stockholders in connection with Pacifico’s IPO. No consideration was paid by any person in exchange for the Initial Stockholders’ agreement to waive such right. Based on a market price of $10.14 per share of Pacifico Common Stock and $10.18 per Pacifico Unit on November 3, 2022, the value of these securities was approximately $17.12 million. The shares of Pacifico Common Stock and Private Units acquired prior to or concurrently with the consummation of the IPO will be worthless if Pacifico does not consummate an initial business combination within the required time period. Consequently, Pacifico’s executive officers’ and directors’ discretion in identifying and selecting Caravelle as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in the Pacifico’s public stockholders’ best interest.

The Sponsor and Pacifico’s directors and executive officers who hold Founder Shares, and/or Private Units may receive a positive return on the Founder Shares and/or Private Units even if Pacifico’s public stockholders experience a negative return on their investment after consummation of the Business Combination.

If Pacifico is able to complete a business combination within the required time period, the Sponsor and Pacifico’s directors and executive officers who hold Founder Shares and/or Private Units may receive a positive return on their investments which were acquired prior to the IPO, or concurrently with completion of the IPO, even if Pacifico’s public stockholders experience a negative return on their investment in Pacifico Common Stock after consummation of the Business Combination.

The Sponsor, Pacifico’s executive officers and directors and certain affiliates of Pacifico may have certain conflicts in connection with the Business Combination, since certain of their interests are different from, or in addition to, your interests as a stockholder of Pacifico.

The Sponsor and Pacifico’s executive officers and directors have interests in each of the Proposals that are different from, or in addition to, and which may conflict with, your interest as a stockholder of Pacifico. These interests include, among other things:

•        If the proposed Business Combination is not completed by December 16, 2022 (or March 16, 2023, if the time period is extended as previously described herein), Pacifico will be required to liquidate. In such event, the 1,437,500 shares of Pacifico Common Stock held by the Initial Stockholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $14.58 million based on the closing price of Pacifico Common Stock of $10.14 on Nasdaq as of November 3, 2022;

•        If the proposed Business Combination is not completed by December 16, 2022 (or March 16, 2023 if the time period is extended as previously described herein), the 307,500 Private Units purchased by the Sponsor and Chardan for a total purchase price of $3,075,000, will be worthless. Such Private Units had an aggregate market value of approximately $3.13 million based on the closing price of Pacifico Unit of $10.18 on Nasdaq as of November 3, 2022;

•        The exercise of Pacifico’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Pacifico’s stockholders’ best interest;

•        Pacifico’s officers and directors, the Sponsor and its affiliates will be reimbursed for any reasonable fees and out-of-pocket expenses incurred in connection with activities on Pacifico’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including the Business Combination). As of June 30, 2022, an aggregate of $Nil had been incurred or accrued in respect of such expense reimbursement obligation;

•        In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, Pacifico’s insiders, officers and directors or their affiliates may, but are not obligated to, loan Pacifico funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. If Pacifico completes a Business Combination, Pacifico may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, Pacifico may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from Pacifico’s Trust Account would be used for such repayment. Up to $600,000 of such loans may be convertible into private units, at a price of $10.00 per Unit, at the option of the lender. These private units would be identical to the Private Units. As of June 30, 2022, the Sponsor loaned to Pacifico an aggregate of $150,000;

•        The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

•        If the proposed Business Combination is completed, there will be five members of the board of directors, Caravelle will designate four members and Pacifico has designated Edward Wang, Pacifico’s current CEO.

These interests may influence the Pacifico Board in making its recommendation that you vote in favor of the approval of the Business Combination Proposal, Redomestication Proposal and the other Proposals.

Pacifico is requiring the Pacifico’s stockholders who wish to redeem their Public Shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their redemption rights.

Pacifico is requiring the Pacifico’s stockholders who wish to redeem their Public Shares to either tender their certificates to AST or to deliver their shares to AST electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days prior to the Special Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and AST will need to act to facilitate this request. It is Pacifico’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from AST. However, because Pacifico does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While Pacifico has been advised that it takes a short time to deliver shares through the DTC’s DWAC (Deposit/Withdrawal At Custodian) System, Pacifico cannot assure you of this fact.

Accordingly, if it takes longer than Pacifico anticipates for stockholders to deliver their Public Shares, stockholders who wish to redeem their Public Shares may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Public Shares.

Redeeming Pacifico’s stockholders may be unable to sell their Public Shares when they wish in the event that the Business Combination is not consummated.

If Pacifico requires public stockholders who wish to redeem their Public Shares in connection with the consummation of a Business Combination to comply with specific requirements for redemption as described in this proxy statement/prospectus and a Business Combination is not consummated, Pacifico will promptly return such certificates to its public stockholders. Accordingly, public stockholders who attempted to redeem their Public Shares in such a circumstance will be unable to sell their Public Shares in the event that a Business Combination is not consummated until Pacifico has returned their Public Shares to them. The market price for shares of Pacifico Common Stock may decline during this time and you may not be able to sell your Public Shares when you wish, even while other stockholders that did not seek redemption may be able to sell their shares of Pacifico Common Stock.

If Pacifico’s security holders exercise their registration rights with respect to the Founder Shares, the Private Units and the underlying securities, it may have an adverse effect on the market price of Pacifico’s securities.

The Initial Stockholders are entitled to make a demand that Pacifico register the resale of the Founder Shares, the Private Units and the underlying securities at any time commencing three months prior to the date on which the Founder Shares may be released from escrow. Additionally, the Initial Stockholders are entitled to demand that Pacifico register the resale of the shares of Pacifico Common Stock underlying any securities the Initial Stockholders may be issued in payment of working capital loans made to Pacifico at any time after Pacifico consummates the Business Combination. If the Initial Stockholders exercise their registration rights with respect to all of their securities, then there will be an additional 1,437,500 shares of Pacifico Common Stock eligible for trading in the public market. The presence of these additional shares of Pacifico Common Stock trading in the public market may have an adverse effect on the market price of Pacifico’s securities.

Pacifico will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to Pacifico’s stockholders.

Pacifico is not required to obtain an opinion from an unaffiliated third party that the price it is paying in the Business Combination is fair to Pacifico’s public stockholders from a financial point of view. Pacifico’s public stockholders therefore must rely solely on the judgment of the Pacifico Board.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of Pacifico’s securities may decline.

The market price of Pacifico’s securities may decline as a result of the consummation of the Business Combination if:

•        Pacifico does not achieve the perceived benefits of the Business Combination as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•        the effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing market price of Pacifico Common Stock.

Pacifico has incurred and expects to incur significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Pacifico if the Business Combination is not consummated.

Pacifico has incurred significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, Pacifico expects to incur approximately $2.64 million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Pacifico if the Business Combination is not consummated.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus may not be indicative of what the Combined Company’s actual financial condition or results of operations would have been.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the Combined Company’s actual financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. The preparation of the unaudited pro forma condensed combined financial information was based upon available information and certain estimates and assumptions that Pacifico and Caravelle believe are reasonable. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Termination of the Merger Agreement could negatively impact Pacifico.

If the Business Combination is not consummated for any reason, including as a result of the Pacifico’s stockholders declining to approve the Proposals required to effect the Business Combination, the ongoing business of Pacifico may be adversely impacted and, without realizing any of the anticipated benefits of the consummation of the Business Combination, Pacifico would be subject to a number of risks, including the following:

•        Pacifico may experience negative reactions from the financial markets, including negative impacts on the stock price of Pacifico Common Stock, including to the extent that the current market price reflects a market assumption that the Business Combination will be consummated;

•        Pacifico will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is consummated; and

•        since the Merger Agreement restricts the conduct of Pacifico’s business prior to consummation of the Business Combination, Pacifico may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

If the Merger Agreement is terminated and the Pacifico Board seeks another business combination, Pacifico’s stockholders cannot be certain that Pacifico will be able to find another target business or that such other business combination will be consummated. See “Proposal No. 1 — The Business Combination Proposal — Termination.”

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from Caravelle’s business operations.

As a result of the Business Combination, the Combined Company will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that the Combined Company file annual, quarterly and current reports with respect to its business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that the Combined Company establish and maintain effective internal control over financial reporting. As a result, the Combined Company will incur significant legal, accounting and other expenses that it did not previously incur. The Combined Company’s entire management team and many of its other employees will need to devote substantial time to compliance and may not effectively or efficiently manage its transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing the Combined Company’s business strategy, which could prevent it from improving its business, financial condition, cash flows and results of operations. The Combined Company has made, and will continue to make, changes to its internal control over financial reporting, including information technology controls, and procedures for financial reporting and accounting systems to meet its reporting obligations as a public company. However, the measures the Combined Company takes may not be sufficient to satisfy its obligations as a public company. If the Combined Company does not continue to develop and implement the right processes and tools to manage its changing enterprise and maintain its culture, its ability to compete successfully and achieve its business objectives could be impaired, which could negatively impact its business, financial condition, cash flows and results of operations. In addition, the Combined Company cannot predict or estimate the amount of additional costs it may incur to comply with these requirements. The Combined Company anticipates that these costs will materially increase its general and administrative expenses.

These rules and regulations result in the Combined Company’s incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, the Combined Company expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance, and the Combined Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Combined Company to attract and retain qualified people to serve on the Combined Company’s board of directors, or committees thereof, or as executive officers of the Combined Company.

As a public reporting company, the Combined Company will be subject to rules and regulations established from time to time by the SEC regarding its internal control over financial reporting. If the Combined Company fails to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, it may not be able to accurately report its financial results or report them in a timely manner.

Upon consummation of the Business Combination, the Combined Company will become a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things, that the Combined Company establish and periodically evaluate procedures with respect to its internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on the Combined Company’s financial and management systems, processes and controls, as well as on its personnel. In addition, as a public company, the Combined Company will be required to document and test its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that its management can certify as to the effectiveness of its internal control over financial reporting.

In the event that a significant number of the Public Shares are redeemed, the PubCo Ordinary Shares may become less liquid following the consummation of the Business Combination.

If a significant number of the Public Shares are redeemed, Pacifico may be left with a significantly smaller number of stockholders. As a result, trading in the shares of the Combined Company may be limited and your ability to sell your PubCo Ordinary Shares in the market could be adversely affected. The Combined Company has applied to list its shares on the Nasdaq, and Nasdaq may not list the PubCo Ordinary Shares on its exchange, which could limit investors’ ability to make transactions in the PubCo Ordinary Shares and subject the Combined Company to additional trading restrictions.

The Combined Company will be required to meet the initial listing requirements to be listed on Nasdaq. However, the Combined Company may be unable to maintain the listing of its securities in the future.

If the Combined Company fails to meet the continued listing requirements and Nasdaq delists the PubCo Ordinary Shares, the Combined Company could face significant material adverse consequences, including:

•        a limited availability of market quotations for the PubCo Ordinary Shares;

•        a limited amount of news and analyst coverage for the Combined Company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Pacifico may waive one or more of the conditions to the consummation of the Business Combination without resoliciting stockholder approval for the Business Combination Proposal.

Pacifico may agree to waive, in whole or in part, some of the conditions to its obligations to consummate the Business Combination, to the extent permitted by applicable laws. The Pacifico Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Pacifico Board determines that a waiver is not sufficiently material to warrant resolicitation of stockholders, Pacifico has the discretion to consummate the Business Combination without seeking further stockholder approval. For example, it is a condition to Pacifico’s obligations to consummate the Business Combination that there be no restraining order, injunction or other order restricting Caravelle’s conduct of its business. However, if the Pacifico Board determines that any such order or injunction is not material to the business of the Combined Company, then the Pacifico Board may elect to waive that condition without stockholder approval and consummate the Business Combination.

Pacifico’s stockholders will experience immediate dilution as a consequence of the Business Combination, and having a minority share position may reduce the influence that the Pacifico’s current stockholders have on the management of Pacifico.

Following the consummation of the Business Combination, assuming no redemptions of the Public Shares for cash the Pacifico’s current public stockholders will own approximately 9.8% of non-redeemable PubCo Ordinary Shares and the Sponsor and Pacifico’s current executive officers, directors and affiliates will own approximately 2.9% of non-redeemable PubCo Ordinary Shares. Assuming redemption by holders of 2,875,000 outstanding Public Shares, the Pacifico’s current public stockholders will own approximately 5.2% of non-redeemable PubCo Ordinary Shares and the Sponsor and Pacifico’s current executive officers, directors and affiliates will own approximately 3.1% of non-redeemable PubCo Ordinary Shares. The minority position of the Pacifico’s stockholders will give them limited influence over the management and operations of the Combined Company.

It is anticipated that, upon completion of the Business Combination, the ownership interests in PubCo as the public company will be as set forth in the table below:

	No Redemption Scenario		Interim Redemption Scenario(1)		Max Redemption Scenario(2)
	Shares	%	Shares	%	Shares	%
Caravelle Shareholders(3)	50,000,000	85.6%	50,000,000	90.0%	50,000,000	94.9%
Pacifico Public Stockholders	5,750,000	9.8%	2,875,000	5.2%	0	0.0%
Pacifico’s Public Shares converted from the Public Rights	575,000	1.0%	575,000	1.0%	575,000	1.1%
Pacifico Insiders(4)	1,712,500	2.9%	1,712,500	3.1%	1,712,500	3.2%
Chardan(5)	407,000	0.7%	407,000	0.7%	407,000	0.8%
Closing Shares	58,444,500	100.0%	55,569,500	100.0%	52,694,500	100.0%

____________

(1)      Assumes that holders of 2,875,000 Public Shares, or 50% of the maximum redemption, exercise their redemption rights in connection with the Business Combination.

(2)      Assumes that holders of 5,750,000 Public Shares exercise their redemption rights in connection with the Business Combination.

(3)      Excludes the 35,000,000 Earnout Shares.

(4)      Excludes PubCo Ordinary Shares underlying any Pacifico Units that the Sponsor chooses to be repaid for the loan it has extended to Pacifico, assuming the Sponsor chooses to be repaid fully in cash.

(5)      Includes (a) 63,250 PubCo Ordinary Shares to be received by Chardan exchanged by/converted from Pacifico Shares and Rights purchased in the private placement closed simultaneously with the consummation of the IPO, (b) 43,125 PubCo Ordinary Shares as 0.75% of the gross proceeds of the IPO as deferred underwriting discounts and commissions in the form of Pacifico shares at a price of $10.00 per share, to be issued if the Business Combination is consummated, and (c) 300,625 PubCo Ordinary Shares, as 65% of M&A fee, assuming PubCo not issuing the 35,000,000 Earnout Shares.

The Combined Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy obligations under its indebtedness, which may not be successful.

The Combined Company’s ability to make scheduled payments on or to refinance its debt obligations will depend on its future operating performance and on economic, financial, competitive, legislative and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which the Combined Company and its subsidiaries may be subject. Many of these factors may be beyond the Combined Company’s control. The Combined Company cannot assure you that its business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to the Combined Company in an amount sufficient to enable it to satisfy its obligations under its indebtedness or to fund its other needs. If the cash flows and capital resources of the Combined Company are insufficient to service its indebtedness, it may be forced to reduce or delay acquisitions, sell assets, seek additional capital or restructure or refinance its indebtedness. These alternative measures may not be successful and may not permit the Combined Company to meet its scheduled debt service obligations. The Combined Company’s ability to restructure or refinance its indebtedness will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of its indebtedness could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict the business operations of the Combined Company. In addition, the terms of any future debt agreements may restrict the Combined Company from adopting some of these alternatives. In the absence of such operating results and resources, the Combined Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations. The Combined Company may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that the Combined Company could realize from any such dispositions may not be adequate to meet its debt service obligations then due. The Combined Company’s inability to generate sufficient cash flow to satisfy its debt service or other obligations, or to refinance its indebtedness on commercially reasonable terms or at all, could have a material adverse effect on its business, cash flows, financial condition and results of operations.

Anti-takeover provisions contained in the PubCo’s proposed amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination, as well as provisions of Cayman law, could impair a takeover attempt.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the consummation of the Business Combination. PubCo’s amended and restated memorandum and articles of association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo Board will have the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more classes or series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with PubCo Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If PubCo Board decides to issue preferred shares, the price of the ordinary shares of PubCo may fall and the voting and other rights of the holders of the ordinary shares of PubCo may be materially and adversely affected.

Activities taken by Pacifico’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Business Combination Proposal, the Redomestication Proposal and the other Proposals and may affect the market price of the Pacifico’s securities.

The Sponsor or Pacifico’s executive officers, directors and advisors, or their respective affiliates, may purchase shares of Pacifico Common Stock in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of the Sponsor or Pacifico’s executive officers, directors and advisors, or their respective affiliates, will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of the Sponsor or Pacifico’s executive officers, directors and advisors, or their respective affiliates, currently anticipates paying any premium purchase price for such Public Shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by the Sponsor or Pacifico’s executive officers, directors and advisors, or their respective affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares of Pacifico Common Stock by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal, the Redomestication Proposal and the other Proposals and would likely increase the chances that the Business Combination would be approved. If the market does not view the Business Combination positively, purchases of the Public Shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of Pacifico’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of Pacifico’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of the Public Shares by Pacifico or the persons described above have been entered into. Pacifico will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or Pacifico’s executive officers, directors and advisors, or their respective affiliates. To the extent that any public shares are purchased, such public shares will not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC.

Risks Related to the PubCo Ordinary Shares

The market price of the PubCo Ordinary Shares is likely to be highly volatile, and you may lose some or all of your investment.

Following the consummation of the Business Combination, the market price of PubCo Ordinary Shares is likely to be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following:

•        the impact of the COVID-19 pandemic on the Combined Company’s business, financial condition and results of operations;

•        the Combined Company’s quarterly or annual earnings or those of other companies in its industry compared to market expectations;

•        the size of the Combined Company’s public float;

•        the inability to obtain or maintain the listing of the PubCo Ordinary Shares on Nasdaq;

•        the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the Combined Company’s ability to grow and manage growth profitably and retain its key employees;

•        coverage by or changes in financial estimates by securities or industry analysts or failure to meet their expectations;

•        changes in accounting standards, policies, guidance, interpretations or principles;

•        changes in senior management or key personnel;

•        changes in applicable laws or regulations;

•        risks relating to the uncertainty of the Combined Company’s projected financial information;

•        risks related to the organic and inorganic growth of the Combined Company’s business and the timing of expected business milestones;

•        the amount of redemption requests made by Pacifico’s stockholders; and

•        changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of the PubCo Ordinary Shares, regardless of the Combined Company’s actual operating performance. Furthermore, due to their cost of acquiring the Founder Shares being significantly less than the effective price per share of Pacifico Common Stock paid by investors in the IPO, the ability of the Initial Stockholders to sustain the negative effects of any such volatility will be much greater than such investors in the IPO or investors that acquired Pacifico Common Stock in the open market following the consummation of the IPO.

Volatility in the Combined Company’s stock price could subject the Combined Company to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If the Combined Company faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm its business.

If securities or industry analysts do not publish research or reports about the Combined Company, or publish negative reports, the Combined Company’s stock price and trading volume could decline.

The trading market for the PubCo Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about the Combined Company. The Combined Company does not have any control over these analysts. If the Combined Company’s financial performance fails to meet analyst estimates or one or more of the analysts who cover the Combined Company downgrade the PubCo Ordinary Shares or change their opinion, the Combined Company’s stock price would likely decline. If one or more of these analysts cease coverage of the Combined Company or fail to regularly publish reports on the Combined Company, it could lose visibility in the financial markets, which could cause the Combined Company’s stock price or trading volume to decline.

Because the Combined Company does not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

The Combined Company currently anticipates that it will retain future earnings for the development, operation and expansion of its business and does not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of the PubCo Ordinary Shares would be your sole source of gain on an investment in the PubCo Ordinary Shares for the foreseeable future.

The future sales of shares by the Combined Company’s shareholders and future exercise of registration rights may adversely affect the market price of the PubCo Ordinary Shares.

Sales of a substantial number of PubCo Ordinary Shares in the public market could occur at any time. If the Combined Company’s shareholders sell, or the market perceives that the Combined Company’s shareholders intend to sell, substantial amounts of the PubCo Ordinary Shares in the public market, the market price of the PubCo Ordinary Shares could decline.

The holders of the Founder Shares are entitled to registration rights pursuant to a registration rights agreement entered into in connection with the IPO. The holders of the majority of these securities are entitled to make up to three demands that Pacifico register such securities. The holders of the majority of the Founder Shares, the Private Units and any working capital loans made to Pacifico are entitled to make up to three demands that PubCo registers such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Business Combination. The presence of these additional Founder Shares trading in the public market may have an adverse effect on the market price of the PubCo Ordinary Shares.

The Combined Company is an emerging growth company, and the Combined Company cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make the PubCo Ordinary Shares less attractive to investors.

Following the consummation of the Business Combination, the Combined Company will be an emerging growth company, as defined in the JOBS Act. For as long as the Combined Company continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The Combined Company will remain an emerging growth company until the earlier of (i)(x) 2028, (y) the date on which the Combined Company has total annual gross revenue of at least $1.07 billion or (z) the date on which the Combined Company is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior September 30th, and (ii) the date on which the Combined Company has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Combined Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, the Combined Company will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Even after the Combined Company no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company,” which would allow it to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and the Combined Company’s periodic reports and proxy statements.

The Combined Company cannot predict if investors will find the Combined Company’s common stock less attractive because the Combined Company may rely on these exemptions. If some investors find the PubCo Ordinary Shares less attractive as a result, there may be a less active trading market for the PubCo Ordinary Shares and its market price may be more volatile.

Subsequent to the consummation of the Business Combination, Pacifico may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Pacifico has conducted due diligence on Caravelle, Pacifico cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Pacifico’s or Caravelle’s control will not later arise. As a result, Pacifico may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Pacifico’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Pacifico’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on Pacifico’s liquidity, the fact that Pacifico reports charges of this nature could contribute to negative market perceptions about the Combined Company’s securities. In addition, charges of this nature may cause the Combined Company to be unable to obtain future financing on favorable terms or at all.

A market for the Combined Company’s securities may not continue, which would adversely affect the liquidity and price of its securities.

Following the Business Combination, the price of the Combined Company’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for the Combined Company’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of the Combined Company’s securities after the Business Combination can vary due to general economic conditions and forecasts, the Combined Company’s general business condition and the release of the Combined Company’s financial reports. Additionally, if the Combined Company’s securities are not listed on, or become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of the Combined Company’s securities may be more limited than if the Combined Company were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

THE SPECIAL MEETING OF PACIFICO STOCKHOLDERS

General

Pacifico is furnishing this proxy statement/prospectus to the Pacifico stockholders as part of the solicitation of proxies by the Pacifico Board for use at the Special Meeting to be held on [•], 2022 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Pacifico’s stockholders on or about [•], 2022 in connection with the vote on the Business Combination Proposal, the Redomestication Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on [•], 2022 at 10:00 a.m. Eastern Time, or such other date, time and place to which such meeting may be adjourned or postponed. Due to the public health concerns relating to the coronavirus pandemic, and Pacifico’s concerns about protecting the health and well-being of its stockholders, the Pacifico Board has determined to convene and conduct the Special Meeting in a virtual meeting format at [http://www.astproxy.com/[•]]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Purpose of the Special Meeting

At the Special Meeting, Pacifico is asking holders of Pacifico Common Stock to approve the following Proposals:

•        The Redomestication Proposal to approve the Redomestication;

•        The Business Combination Proposal to approve the Acquisition Merger;

•        The Nasdaq Proposal to approve, for purposes of complying with applicable Nasdaq Listing Rules, the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Merger Agreement;

•        The Incentive Plan Proposal to approve PubCo’s 2022 Share Incentive Plan;

•        The PubCo Charter Proposal to amend PubCo’s memorandum and articles of association; and

•        The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Pacifico does not receive the requisite stockholder vote to approve the above Proposals.

Recommendation of the Pacifico Board

The Pacifico Board:

•        has determined that each of the Business Combination Proposal, the Redomestication Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, and the Adjournment Proposal, are fair to, and in the best interests of, Pacifico and its stockholders;

•        has approved the Business Combination Proposal, the Redomestication Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, and the Adjournment Proposal; and

•        recommends that the Pacifico stockholders vote “FOR” each of the Business Combination Proposal, the Redomestication Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, and the Adjournment Proposal.

The Pacifico Board members have interests that may be different from or in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

Pacifico has fixed the close of business on [•], 2022, as the record date for determining those Pacifico stockholders entitled to notice of and to vote at the Special Meeting. As of the close of business on [•], 2022, there were [•] shares of Pacifico Common Stock outstanding and entitled to vote. Each holder of Pacifico Common Stock is entitled to one vote per share on each of the Business Combination Proposal, the Redomestication Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, and the Adjournment Proposal. As of [•], 2022, the Initial Stockholders and Chardan collectively own and are entitled to vote 1,745,000 shares of Pacifico Common Stock, or approximately 23.3% of the issued and outstanding shares of Pacifico Common Stock. With respect to the Business Combination, the Initial Stockholders and Chardan, whom collectively own approximately 23.3% of the outstanding shares of Pacifico Common Stock as of the record date, have agreed to vote their Pacifico Common Stock acquired by them in favor of the Business Combination Proposal and the Redomestication Proposal. Each of the Sponsor and Chardan has indicated that it intends to vote its shares, as applicable, “FOR” the other Proposals, although there is no agreement in place with respect to the other Proposals.

Quorum and Required Vote for the Proposals

A quorum of Pacifico stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting is represented in person or by proxy. A Pacifico stockholder present in person or by proxy and abstaining from voting at the Special Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding ordinary shares of Pacifico present and entitled to vote at the Special Meeting. Attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the voting on Proposals.

Voting Your Shares

Each share of Pacifico Common Stock that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Special Meeting. Your proxy card shows the number of shares of Pacifico Common Stock that you own.

There are two ways to ensure that your shares of Pacifico Common Stock are voted at the Special Meeting:

•        You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Pacifico Board, “FOR” the adoption of the Business Combination Proposal, the Redomestication Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the PubCo Charter Proposal, and the Adjournment Proposal. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•        You can attend the Special Meeting in a virtual meeting format at [http://www.astproxy.com/[•]]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Pacifico can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL AND THE REDOMESTICATION PROPOSAL (AS WELL AS THE OTHER PROPOSALS). IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S

DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE STOCKHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        if you are a record holder, you may notify Pacifico’s proxy solicitor, Morrow Sodali LLC, in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting in virtual meeting format, revoke your proxy, and vote your shares, as indicated above.

Who Can Answer Your Questions About Voting Your Shares?

If you have any questions about how to vote or direct a vote in respect of your shares of Pacifico Common Stock, you may call Morrow Sodali LLC, our proxy solicitor, with individual call toll-free at (800) 662-5200 and banks and brokers call at (203) 658-9400.

No Additional Matters May Be Presented at the Special Meeting

This Special Meeting has been called only to consider the approval of the Proposals.

Redemption Rights

Pursuant to Pacifico’s amended and restated certificate of incorporation, a holder of Pacifico Common Stock has the right to have its public shares redeemed for cash equal to its pro rata share of the Trust Account (net of taxes payable) in connection with the Business Combination.

If you are a public stockholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [•], 2022 (two (2) business days before the Special Meeting), that Pacifico redeem your shares into cash; and (ii) submit your request in writing to Pacifico’s transfer agent, at the address listed at the end of this section and deliver your shares to Pacifico’s transfer agent physically or electronically using the DWAC system at least two (2) business days prior to the vote at the Special Meeting. In order to validly request redemption, you must send a request in writing to Pacifico’s transfer agent. The request must be signed by the applicable stockholder in order to validly request redemption. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights.

You may tender the Pacifico Common Stock for which you are electing redemption by two (2) business days before the Special Meeting by either:

•        Delivering certificates representing the shares of Pacifico Common Stock to Pacifico’s transfer agent, or

•        Delivering the Pacifico Common Stock electronically through the DWAC system.

Pacifico stockholders will be entitled to redeem their Pacifico Common Stock for a full pro rata share of the Trust Account (currently anticipated to be no less than approximately $10.10 per share) net of taxes payable.

Any corrected or changed written demand of redemption rights must be received by Pacifico’s transfer agent no later than two (2) business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two (2) business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Pacifico Common Stock as of the record date. Any public stockholder who holds Pacifico Common Stock on or before [•], 2022 (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you choose to deliver Pacifico Common Stock electronically through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and Pacifico’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker this cost and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Pacifico’s understanding that Pacifico stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Pacifico does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Pacifico stockholders who request physical stock certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a stockholder tenders its shares and decides prior to the consummation of the Business Combination that it no longer wants to redeem its shares, the stockholder may withdraw the tender. In the event that a stockholder tenders shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. Pacifico anticipates that a stockholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by Pacifico public stockholders, Pacifico will redeem each share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $10.10 per share. If you exercise your redemption rights, you will be exchanging your Pacifico Common Stock for cash and will no longer own the shares. If Pacifico is unable to complete the Business Combination by December 16, 2022 (or March 16, 2023 if such period is extended as described herein)), it will liquidate and dissolve and public stockholders would be entitled to receive approximately $10.10 per share upon such liquidation.

Holders of outstanding Pacifico Units must separate the underlying Pacifico Common Stock and Pacifico Rights prior to exercising redemption rights with respect to the Pacifico Common Stock. If Pacifico Units are registered in a holder’s own name, the holder must deliver the certificate for its Pacifico Units to the transfer agent with written instructions to separate the Pacifico Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the Pacifico Common Stock from the Pacifico Units.

If a broker, dealer, commercial bank, trust company or other nominee holds Pacifico Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s Pacifico Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of Pacifico Units to be separated and the nominee holding such Pacifico Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant Pacifico Units and a deposit of an equal number of Pacifico Common Stock and Pacifico Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the Pacifico Common Stock from the Pacifico Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their Pacifico Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Tendering Common Stock Certificates in connection with Redemption Rights

Pacifico is requiring the Pacifico public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Pacifico’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC System, at the holder’s option at least two (2) business days prior to the Special Meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker this cost and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether Pacifico requires holders seeking to exercise redemption rights to tender their ordinary shares. The need to deliver ordinary shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the consummation of the proposed Business Combination. Furthermore, if a stockholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the proposed Business Combination not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Pacifico will promptly return the share certificates to the public stockholder.

Proxies and Proxy Solicitation Costs

Pacifico is soliciting proxies on behalf of the Pacifico Board. This solicitation is being made by mail but also may be made by telephone or in person. Pacifico and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. Morrow Sodali LLC, a proxy solicitation firm that Pacifico has engaged to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses.

Pacifico will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Pacifico will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares in person if you revoke your proxy before it is exercised at the Special Meeting.

PROPOSAL NO. 1
THE BUSINESS COMBINATION PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement is attached hereto as Annex A, which is incorporated by reference herein.

General Description of the Business Combination and Merger Agreement

The Merger Agreement

On April 5, 2022, Pacifico entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger dated August 15, 2022 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Caravelle International Group, a Cayman Islands exempted company (“PubCo”), Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2” and, together with PubCo and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Caravelle Group Co., Ltd, a Cayman Islands exempted company (“Caravelle”), pursuant to which (a) Merger Sub 1 will merge with and into Caravelle (the “Initial Merger”), and Caravelle will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and (b) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 will merge with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo (collectively, the “Business Combination”). Following the Business Combination, PubCo will be a publicly traded holding company listed on a national stock exchange in the United States. As used herein, the “Combined Company” refers to PubCo and its consolidated subsidiaries after the consummation of the Business Combination.

Consideration

As a result of the Merger, among other things, (i) all outstanding ordinary shares of Caravelle will be cancelled in exchange for 50,000,000 ordinary shares of PubCo (the “PubCo Ordinary Shares”), (ii) each outstanding unit of Pacifico (the “Pacifico Units”) will be automatically detached, (iii) each unredeemed outstanding share of common stock of Pacifico (the “Pacifico Common Stock”) will be cancelled in exchange for the right to receive one (1) PubCo Ordinary Share, (iv) every ten (10) outstanding rights of Pacifico (the “Pacifico Rights”) will be contributed in exchange for one (1) PubCo Ordinary Share, cancelled and cease to exist, and (v) each unit purchase option of Pacifico (the “Pacifico UPO”) will automatically be cancelled and cease to exist in exchange for one (1) unit purchase option of PubCo (the “PubCo UPO”).

Earnout

Following the Closing, and as additional contingent consideration for the Merger, within ten (10) business days after the occurrence of certain events, PubCo shall issue or cause to be issued to certain shareholders of Caravelle the following additional PubCo Ordinary Shares (which shall be equitably adjusted for share subdivisions, share consolidations, share dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction): (i) a one-time issuance of 15,000,000 PubCo Ordinary Shares (the “Initial Earnout Shares”) upon PubCo reporting consolidated revenue of no less than $200,000,000 for the six months ending June 30, 2023, provided that such financial statements have been reviewed by PubCo’s independent auditors; and (ii) a one-time issuance of 20,000,000 PubCo Ordinary Shares (the “Subsequent Earnout Shares” and together with the “Initial Earnout Shares,” the “Earnout Shares”) upon PubCo reporting audited consolidated revenue of no less than $450,000,000 for the year ending December 31, 2023.

The Closing

Pacifico and Caravelle have agreed that the Closing shall occur no later than September 13, 2022 (the “Agreement End Date”). The Agreement End Date has been extended to November 13, 2022 upon the written agreement of Pacifico and Caravelle.

Representations and Warranties

In the Merger Agreement, Caravelle makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate existence and power of Caravelle and its subsidiaries (together, the “Caravelle Companies”) and similar corporate matters; (b) capitalization; (c) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) financial statements; (d) material contracts; (e) intellectual property; (f) title to assets and properties; (g) real property; (h) environmental matters; (i) compliance with other instruments; (j) compliance with law; (k) absence of changes; (l) litigation; (m) insurance; (n) governmental consents; (o) permits; (p) registration and voting rights; (q) brokers or finders and transaction expenses; (r) related-party transactions; (s) labor agreements and actions; (t) employee benefit plans; (u) tax matters; (v) books and records; (w) Foreign Corrupt Practices Act; (x) anti-money laundering; (y) OFAC; (z) sanctions; (aa) export controls; (bb) takeover statutes and charter provisions; (cc) proxy/registration statement; (dd) board approval; and (ee) no additional representations and warranties. In the Merger Agreement, Pacifico makes certain representations and warranties relating to, among other things: (a) proper corporate existence and power of Caravelle and similar corporate matters; (b) capitalization; (c) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (d) financial statements; (e) compliance with other instruments; (f) absence of changes; (g) litigation; (h) governmental consents; (i) brokers or finders and transaction expenses; (j) tax matters; (k) takeover statutes and charter provisions; (l) proxy/registration statement; (m) SEC filings; (n) Trust Account; (o) Investment Company Act and JOBS Act; (p) business activities; (q) Nasdaq listing; (r) board approval; (s) anti-money laundering; (t) OFAC; and (u) no additional representations and warranties.

In the Merger Agreement, the Acquisition Entities jointly and severally make certain representations and warranties relating to, among other things: (a) proper corporate existence and power of Caravelle and similar corporate matters; (b) capitalization and voting rights; (c) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (d) compliance with other instruments; (e) absence of changes; (f) actions; (g) brokers or finders and transaction expenses; (h) proxy/registration statement; (i) Investment Company Act and JOBS Act; (j) business activities; (k) intended tax treatment; and (l) foreign private issuer.

Conduct Prior to Closing; Covenants Pending Closing

Pacifico, Caravelle and the Acquisition Entities have agreed to operate their respective business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other parties.

In addition, Caravelle agreed to deposit in (i) the Trust Account by September 6, 2022, $575,000, which shall reach the Trust Account by September 13, 2022, to extend the existence of Pacifico for three (3) months beyond the initial twelve (12) months and (ii) an escrow account established by Loeb & Loeb LLP as the escrow agent by November 16, 2022, an additional $575,000 to extend the existence of Pacifico for another three (3) months (the “Company Extension Obligation”). Caravelle has deposited $575,000 in the Trust Account to extend the existence of Pacifico to December 16, 2022.

The Merger Agreement also contains customary closing covenants.

Conditions to Closing

General Conditions to Closing

Consummation of the Merger Agreement and the transactions contemplated therein is conditioned on, among other things, (i) approval of the stockholders of Pacifico and shareholders of Caravelle; (ii) all consents and regulatory approvals shall have been obtained; (iii) the SEC having declared the registration statement with respect to the Business Combination effective, and no stop order suspending the effectiveness of the registration statement or any part thereof having been issued; (iv) PubCo’s initial listing application with Nasdaq or NYSE in connection with the Business Combination shall have been conditionally approved; (v) the PubCo Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq or NYSE; (vi) no provisions of any applicable law and no order prohibiting or preventing the consummation of the Business Combination; (vii) there not being any action brought by a third party that is not an affiliate of the parties to the Merger Agreement to enjoin or otherwise restrict the consummation of the Business Combination; (viii) each of the other transaction documents shall have been entered into and the same shall be in full force and effect; and (ix) after giving effect to the closing, the Purchaser shall have at least $5,000,001 in net tangible assets.

Caravelle’s Conditions to Closing

The obligations of Caravelle to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

•        the representations and warranties of Pacifico being true on and as of the date of the Merger Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect;

•        Pacifico and the Acquisition Entities complying with all of covenants and obligations under the Merger Agreement in all material respects;

•        there has not been any event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Pacifico;

•        Pacifico shall have obtained executed counterparts to the Sponsor Support Agreement from the Sponsor; and

•        Pacifico and PubCo shall have been in material compliance with the applicable reporting requirements under the Securities Act and the Exchange Act, as applicable.

Pacifico’s Conditions to Closing

The obligations of Pacifico to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•        the representations and warranties of Caravelle being true on and as of the date of the Merger Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect;

•        Caravelle complying with all of the covenants and obligations under the Merger Agreement in all material respects;

•        there has not been any event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Caravelle;

•        all approvals, waivers or consents from any third parties shall have been obtained;

•        Caravelle shall have obtained executed counterparts to the Shareholder Support Agreement from all the Key Company Shareholders;

•        Caravelle’s existing voting agreements shall have been terminated; and

•        PubCo shall have obtained executed counterparts to the Lock-Up Agreement from Caravelle shareholders holding at least 3.5% of the fully diluted outstanding shares of Caravelle in addition to all directors, officers and affiliates of Caravelle who own any shares of Caravelle.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Pacifico’s stockholders, by:

(a)     mutual written consent of Pacifico and Caravelle;

(b)    by written notice from Caravelle or Pacifico to the other(s) if any governmental authority shall have enacted, issued, promulgated, enforced or entered any governmental order which has become final and nonappealable and has the effect of making consummation of the transactions illegal or otherwise preventing or prohibiting consummation of the Business Combination;

(c)     by written notice from Caravelle to Pacifico within ten (10) business days after the Pacifico board of directors or any committee thereof withholds, withdraws, qualifies, amends or modifies, or publicly proposes or resolves to withhold, withdraw, qualify, amend or modify, the recommendation of the Pacifico board of directors to vote in favor of the Merger Agreement and the Business Combination;

(d)    by written notice from Pacifico to Caravelle within ten (10) business days after Caravelle board of directors or any committee thereof withholds, withdraws, qualifies, amends or modifies, or publicly proposes or resolves to withhold, withdraw, qualify, amend or modify, the recommendation of Caravelle board of directors to vote in favor of the Merger Agreement and the Business Combination;

(e)     by written notice from Caravelle or Pacifico to the other(s) if the approval of the Pacifico stockholders shall not have been obtained by reason of the failure to obtain the required vote at the Special Meeting or at any adjournment or postponement thereof;

(f)     by written notice from Pacifico to Caravelle if the approval of Caravelle’s shareholders shall not have been obtained within ten (10) business days after this proxy statement/prospectus becomes effective;

(g)    by Pacifico (provided that Pacifico is not in material breach of the Merger Agreement at such time) if (i) any of the representations or warranties of Caravelle shall not be true and correct, or if Caravelle has failed to perform any covenant which, if capable of being cured is not cured (or waived by Pacifico) within 15 days after written notice thereof is delivered to Caravelle; (ii) the Closing has not occurred on or before the Agreement End Date, unless Pacifico is in material breach of the Merger Agreement; or (iii) Caravelle has breached the Company Extension Obligation as required under Section 6.12 of the Merger Agreement; or

(h)    by Caravelle (provided that Caravelle is not in material breach of the Merger Agreement at such time) if (i) any of the representations or warranties of Pacifico or any Acquisition Entity shall not be true and correct, or if Pacifico or any Acquisition Entity has failed to perform any covenant which, if capable of being cured is not cured (or waived by Caravelle) within 15 days after written notice thereof is delivered to Pacifico; or (ii) the Closing has not occurred on or before the Agreement End Date, unless Caravelle is in material breach of the Merger Agreement.

Break-up Fee

In the event of the termination of the Merger Agreement pursuant to the provisions contained in (g) or (h) above, the non-terminating party shall be obligated to pay the terminating party a break-up fee of $500,000 (the “Break-up Fee”), promptly after termination of the Merger Agreement. Notwithstanding the foregoing, in the event of the termination by Pacifico due to Caravelle’s breach of the Company Extension Obligation as required under Section 6.12 of the Merger Agreement, Caravelle shall be obligated to pay $1,000,000 to Pacifico within five (5) business days after termination of the Merger Agreement by Pacifico.

Indemnification

The Merger Agreement does not provide for indemnification obligations for any party. All representations and warranties contained in the Merger Agreement shall terminate as of the closing date.

The foregoing description of the Merger Agreement describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement, which is attached hereto as Annex A.

Additional Agreements Executed at the Signing of the Merger Agreement

Shareholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of Caravelle ordinary shares entered into a support agreement (the “Shareholder Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is included as Exhibit A to the Merger Agreement, Exhibit 10.1 to this proxy statement/prospectus, and is incorporated herein by reference.

Sponsor Support Agreement

On April 5, 2022, certain holders of Pacifico Common Stock entered into a support agreement, as amended by the Amended and Restated Sponsor Support Agreement dated October 14, 2022 (the “Sponsor Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is included as Exhibit B to the Merger Agreement, Exhibit 10.2 to this proxy statement/prospectus, and is incorporated herein by reference.

Lock-Up Agreements

Contemporaneously with the execution of the Merger Agreement, certain holders of Caravelle ordinary shares and certain holders of Pacifico Common Stock executed lock-up agreements (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements, such holders have agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any PubCo Ordinary Shares to be received by such holders as consideration in the Merger, and further including any other securities held by such holders immediately following the Merger which are convertible into, or exercisable, or exchangeable for, PubCo Ordinary Shares (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Pacifico Common Stock if any, acquired during the Lock-Up Period (as defined below), the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is the earlier of (A) the six-month anniversary of the closing date of the Business Combination; and (B) subsequent to the Closing, the date on which PubCo consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property (the “Lock-Up Period”).

The foregoing description of the Lock-Up Agreements does not purport to be complete and are qualified in their entirety by the terms and conditions of the actual agreements, a form of which is included as Exhibit C to the Merger Agreement and as Exhibit 10.3, and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the Closing, PubCo, certain holders of ordinary shares of Caravelle, certain holders of Pacifico Common Stock, and the holders of the Private Units will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) pursuant to which, among other things, PubCo agrees to provide the above holders with certain rights relating to the registration for resale of the PubCo Ordinary Shares they own at the Closing. The Amended and Restated Registration Rights Agreement will provide certain demand and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods. PubCo will agree to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as Exhibit D to the Merger Agreement and as Exhibit 10.4, and incorporated herein by reference.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Pacifico Board in favor of adoption of the Business Combination Proposal, the Redomestication Proposal and the other related Proposals, you should keep in mind that Pacifico’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

•        If the proposed Business Combination is not completed by December 16, 2022 (or March 16, 2023, if the time period is extended as previously described herein), Pacifico will be required to liquidate. In such event, the 1,437,500 shares of Pacifico Common Stock held by the Initial Stockholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $14.58 million based on the closing price of Pacifico Common Stock of $10.14 on Nasdaq as of November 3, 2022;

•        If the proposed Business Combination is not completed by December 16, 2022 (or March 16, 2023 if the time period is extended as previously described herein), the 307,500 Private Units purchased by the Sponsor and Chardan for a total purchase price of $3,075,000, will be worthless. Such Private Units had an aggregate market value of approximately $3.13 million based on the closing price of Pacifico Unit of $10.18 on Nasdaq as of November 3, 2022;

•        The exercise of Pacifico’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Pacifico’s stockholders’ best interest;

•        Pacifico’s officers and directors, the Sponsor and its affiliates will be reimbursed for any reasonable fees and out-of-pocket expenses incurred in connection with activities on Pacifico’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including the Business Combination). As of June 30, 2022, an aggregate of $Nil had been incurred or accrued in respect of such expense reimbursement obligation;

•        In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, Pacifico’s insiders, officers and directors or their affiliates may, but are not obligated to, loan Pacifico funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. If Pacifico completes a Business Combination, Pacifico may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, Pacifico may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from Pacifico’s Trust Account would be used for such repayment. Up to $600,000 of such loans may be convertible into private units, at a price of $10.00 per Unit, at the option of the lender. These private units would be identical to the Private Units. As of June 30, 2022, the Sponsor loaned to Pacifico an aggregate of $150,000;

•        The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

•        If the proposed Business Combination is completed, there will be five members of the board of directors, Caravelle will designate four members and Pacifico has designated Edward Wang, Pacifico’s current CEO.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Pacifico will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of Caravelle having a majority of the voting power of the post-combination company, Caravelle senior management comprising all of the senior management of the post-combination company, the relative size of Caravelle compared to Pacifico, and Caravelle operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Caravelle issuing stock for the net assets of Pacifico, accompanied by a recapitalization. The net assets of Pacifico will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Caravelle.

Regulatory Approvals

The Business Combination, the Redomestication and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the Plan of Merger.

Background of the Business Combination

The terms of the Business Combination are the result of negotiations between the representatives of Pacifico and Caravelle. The following is a brief description of the background of these negotiations and the resulting Business Combination.

Pacifico Acquisition Corp. is a blank check company incorporated as a Delaware corporation on March 2, 2021. Pacifico was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Pacifico’s intention was to capitalize on the substantial deal sourcing, investing and operating expertise of Pacifico’s management team to identify and combine with one or more businesses with high growth potential.

On September 16, 2021, Pacifico sold 5,000,000 Public Units at a price of $10.00 per Public Unit, generating gross proceeds of $50,000,000 related to its IPO. Each Public Unit consists of one Public Share and one Public Right. Each Public Right will convert into one-tenth (1/10) of one PubCo Ordinary Share upon the consummation of the Business Combination. Pacifico granted the underwriters a 45-day option to purchase up to 750,000 Public Units to cover over-allotments, if any. On September 22, 2021, the underwriters fully exercised the option and purchased 750,000 Over-allotment Units, generating gross proceeds of $7,500,000. Concurrently with the closing of Pacifico’s IPO, the Sponsor and Chardan (and/or their designees) purchased an aggregate of 281,250 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,812,500 in a private placement. Upon the closing of the Over-allotment Units on September 22, 2021, Pacifico consummated the private placement sale of 26,250 Additional Private Units to the Sponsor and Chardan at a price of $10.00 per Additional Private Unit, generating gross proceeds of $262,500. Upon closing of the IPO, the Private Units, the sale of the Over-allotment Units and the sale of the Additional Private Units, a total of $58,075,000 ($10.10 per Public Unit) was placed in the Trust Account with AST acting as trustee.

Prior to the consummation of the IPO, neither Pacifico, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Pacifico. After the IPO, Pacifico’s officers and directors commenced an active search for prospective businesses or assets to acquire in an initial business combination. Representatives of Pacifico were contacted by, and representatives of Pacifico contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities. Pacifico’s officers and directors and their affiliates also brought to Pacifico’s attention target business candidates. From the closing of the IPO through the signing of the Merger Agreement, representatives of Pacifico contacted and were contacted by numerous individuals and entities with respect to business combination opportunities and engaged in discussions with several possible target businesses . In all, prior to the execution of the Merger Agreement, representatives of Pacifico evaluated over 10 potential target businesses. Pacifico executed over 3 non-disclosure agreements during the course and had active discussions with over 7 potential target businesses. Pacifico issued 1 term sheet to potential target business. Below is a summary list of several potential target businesses and the reasons Pacifico did not pursue a business combination with them:

•        Target No. 1:    In October 2021, Pacifico was introduced to a company developing and commercializing aseptic air filtration solutions utilizing its proprietary aseptic technology. Following an initial discussion, Pacifico decided not to pursue further discussions as the business target was in the early stages of development and, in Pacifico’s estimation, would not be appropriate for a business combination.

•        Target No. 2:    In October 2021, Pacifico was introduced to a biomass processing innovation company. The company had developed a next-generation biomass machine module that converts residual forestry biomass to renewable diesel, biochar, wood vinegar and graphene. However, following the discussions and analysis, Pacifico determined that the company’s initial capital needs were sizable relative to its initial valuation and thus determined that the company would not be appropriate for a business combination.

•        Target No. 3:    In October 2021, Pacifico received a corporate presentation from a hydrogen supply station. The company intends to build North America’s largest onsite blue hydrogen fueling network. Although the company had a clear business plan, its station and construction permits were still pending. Pacifico decided not to pursue further discussions as the risk in lacking these critical permits was high and, in Pacifico’s estimation, would not be appropriate for a business combination.

•        Target No. 4:    In October 2021, Pacifico was contacted by an application-driven technology company providing nanodiamond enhanced industrial solutions. Target No. 4 claims that its solutions offer a new standard of thermal management and toughness for both conventional and disruptive production technologies such as electronics and automotive polymer compounds, metal coatings and compounds, and 3D printing. Pacifico reviewed the company’s business and financial information before requesting additional due diligence materials. Pacifico decided not to pursue this opportunity further as Target No. 4 didn’t provide responses to Pacifico’s requests despite repeated follow-up.

•        Target No. 5:    In October 2021, Pacifico team was introduced an ESG-focused company by a U.S.-based investment bank. The company is involved in wastewater treatment and had established partners in the Asia-Pacific region with plans to enter the UK and U.S. markets. However, the company’s factory in China generated a majority of its sales. Pacifico decided not to pursue further discussions as it had previously stated in its IPO prospectus that it would not undertake Pacifico’s initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau).

•        Target No. 6:    In October 2021, Pacifico was introduced to an engineering firm developing and commercializing proprietary grow light designs. Pacifico decided not to pursue further as the company’s valuation expectations were high relative to comparable companies and, in Pacifico’s estimation, would not be appropriate for a business combination.

•        Target No. 7:    In January 2022, Pacifico was introduced an industrial video and audio solutions provider. The company had developed several core technologies, brands and patents targeting audio and video solutions for applications in education, finance, healthcare and information technology. Pacifico desired a target with carbon-neutral characteristics and, therefore, Pacifico decided not to pursue this opportunity further.

•        Target No. 8:    In January 2022, Pacifico was introduced to an online career education and training platform utilizing an annual subscription model to connect teachers and students with a primary focus on Asia. After preliminary due diligence, the Pacifico team was concerned about the financial performance and future profitability of Target No. 7 and decided not to proceed with it.

•        Target No. 9:    In February 2022, Pacifico was introduced to an academic spin-off focused on ideating and translating new diagnostics technologies to address unmet needs in women’s and fetal health. Pacifico decided not to pursue further as the company is still in the early clinical stage and, in Pacifico’s estimation, would not be appropriate for a business combination.

•        Target No. 10:    In February 2022, Pacifico was introduced to a tech-enabled home furnishing retailer by a private equity fund. Target No. 10 follows an asset-light model by leveraging software and data to improve business processes, customer experience, and decision making. Although the firm achieved outstanding financial performance, the industry is not in Pacifico’s focus area thus it decided not to pursue the opportunity further.

On September 22, 2021, Pacifico was introduced to Caravelle by Mr. Guojian Zhang, who controls Apollo Blue Investment Limited (“Apollo”), Caravelle’s M&A consultant, and is a friend to both of Edward Cong Wang, Pacifico’s CEO, and Sai Wang, Caravelle’s Co-Founder and CSO. Edward Cong Wang met with Guohua Zhang, Sai Wang, and Co-Founder and COO Lisha Ao in Shanghai on September 22, 2021. Dr. Zhang gave a presentation on Caravelle and its plan to conduct a business combination with a blank check company. Pacifico and Caravelle both expressed their interests in discussing further.

On September 23, 2021, Pacifico, represented by its CEO Edward Cong Wang, and Caravelle, represented by its CEO Guohua Zhang, executed a mutual non-disclosure agreement.

Between September 23, 2021 and September 30, 2021, Mr. Edward Cong Wang, CEO of Pacifico, and Ms. Yi Zhong, CFO of Pacifico, received investor presentation, videos and other due diligence materials from Mr. Sai Wang and Ms. Lisha Ao.

On October 1, 2021, Mr. Edward Cong Wang and Ms. Yi Zhong had a conference call with Dr. Guohua Zhang, Mr. Sai Wang, and Ms. Lisha Ao. The parties discussed the progress of Caravelle’s audited financial reports, financial projections and intellectual property. After the meeting, Pacifico provided Caravelle with a preliminary list of due diligence questions.

On October 2, 2021, Pacifico received an initial response to its diligence requests from Caravelle.

Between October 3, 2021 and November 20, 2021, Mr. Edward Cong Wang, Pacifico’s CEO and Ms. Yi Zhong, Pacifico’s CFO and Dr. Guohua Zhang, Caravelle’s CEO, Mr. Sai Wang, Caravelle’s Co-Founder and CSO, and Ms. Lisha Ao, Caravelle’s Co-Founder and COO held several conference calls to review Caravelle’s projections, due diligence requests and the potential transaction structure. Based on the information received, Ms. Yi Zhong, CFO of Pacifico, led a team to conduct various analysis in review of Caravelle and a potential transaction structure. Pacifico estimated the potential valuation of Caravelle as between $830 million and $1.0 billion based on 2023 estimated revenue and EBITDA.

On November 17, 2021, Pacifico engaged Chardan to act as its M&A and capital markets advisor.

On November 22, 2021, after internal considerations by the Board of Directors, Pacifico decided to terminate communications with all other targets under review at that point and focus on the discussions with Caravelle because of Caravelle’s following aspects:

1.      Business Model

A two-wheel driving model combining traditional shipping and wood transport/process.

Moving the wood drying scene on land to the ocean-going vessels to reduce emissions and obtain carbon credits.

2.      High Profitability

Wood drying/side products and carbon credits are highly profitable. From 2022 – 2024, Pacifico expects Caravelle to maintain an annual growth rate of greater than 100%.

3.      Carbon Neutrality Concept

The Carbon neutral business which Caravelle is preparing to launch as of 2022 fits Pacifico’s stated interest in targeting a carbon neutral company.

4.      Barriers of Entry

All business activities take place on the ocean, requiring advanced knowledge of ocean transportation and nautical engineering, and are governed by classification societies.

Caravelle believes that it is the first enterprise to use tail gas collection for wood drying applications. Although it is a new technology, after review and feasibility testing, Det Norske Veritas (“DNV”) decided to accelerate its certification process. DNV is an international accredited registrar and classification society headquartered in Høvik, Norway.

On December 3, 2021, Pacifico sent Caravelle a diligence request list from Pacifico’s legal counsel, Loeb. Mr. Edward Cong Wang, Pacifico’s CEO also had a call with representatives from Chardan to review Caravelle’s projections and public comparables.

On December 7, 2021, Mr. Edward Cong Wang and representatives of Chardan held a conference call with Ms. Lisha Ao to discuss Caravelle’s projections, after which Caravelle provided a draft of its financial statements that was under audition process to Pacifico.

On December 9, 2021, Pacifico sent Caravelle a financial due diligence checklist.

On December 16, 2021, Pacifico received a non-binding letter of intent from Caravelle. Caravelle proposed a transaction consideration of $850 million.

On December 17, 2021, Mr. Edward Cong Wang, Pacifico’s CEO and representatives from Chardan had a conference call to discuss a transaction structure that would include initial consideration and earnouts, the issuance of additional shares to Caravelle’s shareholders in the event that certain revenue-based performance milestones were achieved by Caravelle in 2023. Pacifico proposed the below merger consideration to Caravelle:

•        Initial merger consideration: 50 million ordinary shares of the Combined Company;

•        Earnout 1:    15 million ordinary shares of the Combined Company should it achieve revenues of $200 million in the first half of 2023;

•        Earnout 2:    20 million ordinary shares of the Combined Company should it achieve audited revenues of $450 million for 2023.

Between December 17, 2021 and December 30, 2021, Mr. Edward Cong Wang from Pacifico and Dr. Guohua Zhang and Mr. Sai Wang from Caravelle held several conference calls to discuss and negotiate the transaction structure and consideration. Pacifico suggested that a valuation of less than $850 million would be appropriate because:1) Caravelle’s business of wood drying/side products/carbon credit did not have a significant history; and 2) Caravelle’s main business is ocean transportation and the market needs time to understand Caravelle’s new business model. Pacifico proposed the earnout structure described above, which still left opportunity for the current Caravelle stockholders to achieve additional value. Pacifico and Caravelle agreed on the earnout structure and that if the PIPE Investment amount is high enough, the parties would consider modifying the structure to provide Caravelle with up-front transaction consideration of $850 million. Over the course of these discussions, Caravelle agreed to a 1-month exclusivity period and Pacifico agreed that the amount of the PIPE specified in the letter of intent would be set at $20 million to $50 million.

On December 31, 2021, Pacifico and Caravelle signed the letter of intent.

On January 4, 2022, Pacifico, Loeb, Chardan, Caravelle, and Jun He Laws Offices LLP (“JunHe”) as Caravelle’s counsel, had a conference call to discuss drafting the Merger Agreement and other documents.

Between January 5, 2022 and March 18, 2022, Pacifico, Caravelle, JunHe and Loeb held several calls on legal and financial due diligence. In addition, Pacifico engaged Quahe Woo & Palmer (Hong Kong) to conduct lien searches on Caravelle’s subsidiaries in Singapore. On March 15, 2022, Pacifico received the preliminary due diligence report from Loeb, and then Pacifico, Loeb, Caravelle and JunHe held a call to discuss the outstanding due diligence requests, mainly related to Caravelle’s major customers, and to clarify the list of Caravelle’s customers.

Between January 11, 2022 and March 15, 2022, Mr. Edward Wang, Ms. Yi Zhong, representatives from Chardan, Mr. Sai Wang and Ms. Lisha Ao held several conference calls to review the business model, the financial projections, and capital needs of the combined company. Chardan and Pacifico updated their financial, operational and transaction analysis.

On January 12, 2022, Pacifico received the first draft of the Merger Agreement from Loeb.

On January 20, 2022, Loeb emailed the first draft of the Merger Agreement to JunHe. Pursuant to the draft, the transaction consideration was $500,000,000, with an earnout of $350,000,000. All the consideration would be paid in shares of common stock at a price of $10.00 per share. Post the Closing, the draft provided for the PubCo Board to consist of five directors, one of which would be designated by Pacifico, and four of which would be designated by Caravelle. The draft did not provide for any break-up fees or provide for the payment of Pacifico’s extension fees.

On January 26, 2022, Mr. Edward Cong Wang and Ms. Lisha Ao, Mr. Sai Wang held a call to discuss the progress of the reviewing of the Merger Agreement, and decided to have bi-weekly calls every Wednesday.

On February 14, 2022, Mr. Edward Cong Wang, Loeb, Caravelle and JunHe held a call to discuss a potential dual-class structure in PubCo.

On February 18, 2022, Mr. Edward Cong Wang, Dr. Guohua Zhang and Mr. Sai Wang held a call to discuss a potential dual-class structure in PubCo and the timing of the Merger Agreement, as well as potential modifications to Pacifico’s unit structure and the number of board seats to be designated by Pacifico.

On February 23, 2022, Mr. Edward Cong Wang, representatives from Chardan held a call to discuss PubCo’s board seat composition, Pacifico’s unit structure, Pacifico’s sponsor loan, PubCo’s PIPE financing, and Caravelle’s latest responses to financial diligence questions.

On February 24, 2022, Mr. Edward Wang, Ms. Yi Zhong, Mr. Sai Wang and Ms. Lisha Ao, Loeb, and JunHe held a call to discuss the proposed dual-class structure, board seat composition, modifications to Pacifico’s unit structure, Pacifico’s sponsor loan and PubCo’s PIPE financing. Caravelle agreed to a single-class structure, one board seat of PubCo to be designated by Pacifico, and maintaining the existing unit structure. Pacifico and Caravelle agreed to continue discussions on Pacifico’s sponsor loan and PubCo’s PIPE financing on another date.

On March 1, 2022, Mr. Edward Cong Wang, Ms. Yi Zhong Mr. Sai Wang and Ms. Lisha Ao held a conference call to discuss the status of a $60 million PIPE financing. Mr. Sai Wang advised that he expected to have a $60,000,000 PIPE commitment shortly and would like to change the initial merger consideration to $850,000,000 (with no earn-outs). Pacifico, Loeb and Chardan held a conference call to discuss the possibility of removing the earnout structure in favor of increasing the initial consideration.

On March 2, 2022, Pacifico and Loeb held a call to discuss the Merger Agreement and discussed the following changes:

•        The initial merger consideration was changed to $850,000,000 in common stock;

•        The earnout structure was eliminated;

•        PubCo Board would be comprised of nine directors in total, with one being designated by Pacifico;

•        The Merger Agreement End Date is August 31, 2022;

•        Caravelle bears all SPAC extension fees, to the extent any are incurred;

•        Caravelle has two months to secure at least $60,000,000 in a PIPE investment.

Between March 4, 2022 and March 7, 2022, Mr. Edward Wang, representatives from Chardan had several calls to discuss PIPE financing structures. Pacifico recommended that Caravelle approach Subscribers with a convertible preferred structure.

On March 21, 2022, Mr. Edward Wang and representatives from Chardan held a call to review Caravelle’s investor deck, the potential transaction consideration including a reimplementation of the upfront and earnout structure, and Caravelle’s progress on the PIPE financing. Following the conference call, Mr. Edward Wang called Dr. Guohua Zhang to propose the re-implementation of the earnout structure and the initial merger consideration as follows:

•        Initial merger consideration: 50 million ordinary shares of the Combined Company;

•        Earnout 1:    15 million ordinary shares of the Combined Company should it achieve revenues of $200 million in the first half of 2023;

•        Earnout 2:    20 million ordinary shares of the Combined Company should it achieve audited revenues of $450 million for 2023.

On March 22, 2022, Mr. Edward Wang, representatives from Loeb and Chardan held a conference call to discuss the Merger Agreement. The Merger Agreement was revised to include initial merger consideration of $500,000,000 in ordinary shares, an earnout of up to $350 million in ordinary shares, and the requirement that Caravelle deposits any extension fees into Loeb’s escrow account 45 days before September 14, 2022, or Pacifico would receive a break-up fee of $500,000.

Between March 2, 2022 and March 25, 2022, Mr. Edward Wang, representatives from Loeb and Chardan held several conference calls with Caravelle and JunHe to discuss the extension fee, timing to deposit the extension fee and break-up fee. Caravelle accepted the requirement to pay all extension fees and deposit the fee into Loeb’s escrow account 15 days before the extension due dates.

On March 26, 2022, Pacifico sent the Merger Agreement and Caravelle’s investor deck to its board members.

On March 27, 2022, Raymond Gibbs, one of Pacifico’s independent directors, sent 10 due diligence requests to Pacifico relating to the transaction.

On March 28, 2022, Pacifico provided the requested diligence materials to Raymond Gibbs. Later, Pacifico circulated its financial, operational and transaction analysis to its board members.

On April 2, 2022, Mr. Edward Cong Wang, Mr. Sai Wang and Ms. Lisha Ao held a conference call to discuss the size of board of directors of the combined company. Pacifico and Caravelle agreed to reduce the seats of board of directors from 9 to 7, including one board member to be proposed by Pacifico.

On April 3, 2022, Pacifico, Loeb, Chardan, Caravelle, and JunHe held a pre-signing status call. Pacifico and Caravelle reviewed the outstanding items required prior to executing the merger agreement and determined that the signing would take place at 10:00 pm EST on April 5, 2022.

On April 4, 2022, Pacifico held a board meeting to review and consider the transaction. Mr. Cong introduced the background of Caravelle and detailed the key transaction terms. After discussing Caravelle and the key terms of the potential transaction, Pacifico Board voted and unanimously to approve the transaction.

On April 5, 2022, Pacifico executed the Merger Agreement and relevant agreements with Caravelle.

Between June 18 and July 23, 2022, Mr. Edward Wang, Dr. Guohua Zhang, Ms. Lisha Ao and Mr. Sai Wang held several conference calls to discuss the status of the PIPE, and possibility to remove the PIPE as a closing condition. Mr. Edward Wang and Dr. Guohua Zhang agreed to continue the negotiations with potential PIPE investors until a later point, and then revisit whether to eliminate the PIPE closing condition.

On August 4, 2022, Caravelle terminated its relationship with JunHe, and engaged Pryor Cashman LLP (“PC”) as its legal advisor regarding this transaction.

On August 6, 2022, Mr. Edward Wang and Dr. Guohua Zhang held a conference call to discuss eliminating the PIPE closing condition. Both parties agreed to eliminate the PIPE closing condition given market conditions and to seek financing after the Business Combination when conditions improved.

Between August 12 to August 14, 2022, Mr. Edward Wang and Dr. Guohua Zhang discussed to change the August 16, 2022 as the deadline for Caravelle to deposit $575,000 into the Escrow Account to September 6, 2022 as the deadline for Caravelle to deposit the $575,000 into the Trust Account and September 13, 2022 as the deadline for the same $575,000 to reach the Trust Account. Mr. Edward Wang and Dr. Guohua Zhang also agreed to change the Agreement End Date from August 31, 2022 to September 13, 2022 accordingly.

Pacifico Board approved the Amended and Restated Agreement and Plan of Merger reflecting the above changes, among other changes, on August 14, 2022.

On August 15, 2022, Pacifico executed the Amended and Restated Agreement and Plan of Merger which removed PIPE as a closing condition and changed the deadline and account for Caravelle to deposit the first $575,000, among other changes.

The Pacifico Board’s Reasons for Approving the Business Combination

Prior to reaching the decision to approve the Merger Agreement, Pacifico’s directors reviewed Caravelle’s results of the business and financial due diligence conducted by Pacifico’s management and third party legal and financial advisors, which included:

1.      Discussion with Caravelle’s management on business model and the impact of COVID-19 on the business.

2.      Analysis and review of Caravelle’s historical financial statements.

3.      Review of Caravelle’s revenue model.

4.      Interviews with senior executives from various business departments of Caravelle.

5.      Multiple rounds of discussion with CEO and the senior management of Caravelle on future organic growth strategy.

6.      Discussions with the founders of Caravelle on investor support and future capital markets strategy.

7.      Background checks on Caravelle’s current and past key stakeholders.

8.      Review of Caravelle’s material business contracts.

9.      Review of Caravelle’s related party transactions.

10.    Review of prevailing industry changes and challenges in the COVID-19 era for ocean transportation and wood drying business and the possible strategies in facing these changes and challenges.

11.    Legal due diligence review conducted by Pacifico’s legal counsel.

12.    Assessment of total addressable market, its key competitors, competitive advantages, and barriers of entry.

13.    Review of revisions to Caravelle’s financial projections. The first draft of financial projections didn’t include revenue from Caravelle’s shipping division, so Pacifico asked Caravelle to revise its financial projections to include the revenue from Caravelle’s shipping division.

When considering the Business Combination with Caravelle, Pacifico Board reviewed the information available, and considered, among other things, the following:

-        Business Model Innovation.    Caravelle is a global marine transportation technology company that expects to combine ocean transportation with carbon neutrality, making full use of the shipping time and space available in marine transportation by recycling exhaust heat to dry the wood during the marine transportation process and completing the wood drying processing during ocean transportation. Octaneseating’s statistics showed that, regardless of the shipping period, the traditional air-drying method takes approximately 8 – 6 months to dry timber naturally, and 6 – 8 weeks for kiln drying. It is worth noting that many countries are gradually closing traditional wood drying kilns which are considered to be high in energy consumption and pollution, resulting in a much lower supply of wood. However, Caravelle’s innovative model, which combines the transport and drying process, significantly reduces the delivery time for each project to approximately 45 days, significantly saving the time compared to traditional kiln drying and natural air drying.

-        Rapid Growth in the Timber Market and Dependence on Maritime Transport.    According to Wood Products Global Market Report 2022, lumber market is expected to grow rapidly from $631.1 billion in 2021 to $684.2 billion in 2022. The market is expected to grow to $903.3 billion by 2026, offering tremendous growth prospects. Marine transportation is the most widely used in international logistics transportation, accounting for more than two-thirds of total international trade volume.

-        Blue Ocean of Demand.    According to the Wood Resources Quarterly (WRQ), Europe and North America increased lumber imports during the first nine months of 2021 by about 3% year-on-year. In ranking order, the fastest-growing export countries in terms of shipments included Finland, Canada, Germany and the Czech Republic.

-        High Customer Viscosity.    Caravelle has stable and long-term customers. Most of its clients are well-known timber buyers in Asia and the world. Such strong relationships have been established for more than 10 years.

-        Other Value-added Opportunities.    A by-product of Caravelle’s kiln drying process is wood vinegar. According to a recent report published by Reports and Data, the wood vinegar market will reach $8 billion by 2028 and is expected to grow at a CAGR of 7.4% from 2020 to 2028. Caravelle expects an annual profit of $3.4 million based on current prices, but according to global price trends, the value of wood vinegar is expected to increase significantly. Caravelle estimates that it will realize $42 million revenue from wood vinegar in 2023 and $160 million in 2025.

-        Carbon Trading Value-added.    Caravelle, through its marine shipping exhaust waste heat recycling process, will use by-products of marine transportation to complete the drying of wood. Compared with the traditional method, Caravelle’s technology can save 0.98 tons of emissions per 1 cubic meter per trip, which would achieve Net-Zero emissions in the supply chain and carbon reduction, allowing it to collect a large number of tradable carbon sinks. It is estimated that by 2024 and 2028, the cumulative savings in emissions will reach 5.2 million tons and 57 million tons respectively.

-        Reasonable Consideration with Earnout Structure.    Because Caravelle’s wood drying, wood vinegar and carbon credits trading businesses will only begin to earn revenues in 2022, the Board believed it was appropriate to defer a portion of the transaction consideration by using an earnout structure. The earnout structure will motivate Caravelle’s management and therefore create more value for Pacifico’s shareholders. Based on such analysis, the post-money valuation of the combined entity taking into account the earnout consideration to be paid is not only fair, but also represents a discount to what Pacifico believes to be the fair market value of the combined entity.

-        The orientation of Caravelle’s development is keeping pace with global progress.    From a macro perspective, after the Kyoto Protocol came into force in 2005, the global market of carbon trading experienced an explosive growth, while governments around the world are actively adapting the low-carbon policies. According to the Climate Action Tracker, an independent scientific analysis, Singapore released a low-emission development long-term strategy in 2020. Emissions will be reduced to about 30 million tons by half in 2025, achieving “net zero emissions” in the second half of this century. The report of The Long-term Strategy of the United States, showed that the United States officially claimed in 2021 that it will achieve net zero emissions by 2025 through a long-term political strategy. According to website of Nature, China, the world’s largest emitter of carbon dioxide, has pledged to be carbon neutral by 2060 and begin to reduce emissions within the next decade. It is also China’s first long-term climate target. In February 2022, crude oil prices increased to a new seven-year high impacted by the Russia-Ukraine conflict and the sanctions and other measures imposed on Russia by the United Kingdom, European Union, the United States and other countries. For the traditional shipping industry, especially in Europe, and those vessels which are powered by heavy oil, there is a great need for new technologies to increase energy conversion efficiency and improve revenue.

-        Experienced Core Team.    The management team is a unique combination of carbon-neutral and ocean transportation field and business experience, led by the CEO Dr. Guohua Zhang, who has more than 20 years of experience in the wood industry, and is the founder of the Honest Timber Group in Gabon, which set up 14 branches worldwide. Moreover, he has participated in the Paris Agreement conference and has a unique insight into industrial carbon neutrality. Mr. Dong Zhang, Chief Shipping Officer, has control over 50 vessels and has deep experience in shipping operation and ship management.

-        Intelligent Platform and systems.    Caravelle has an intelligent platform, including the implementation of ship management data and the monitoring of indicators, and provides real-time carbon-neutral quantitative data (carbon reduction data of each process unit and data collected on wood vinegar). Caravelle implements a 3D dynamic ship monitoring system to realize three-dimensional visualization of the hull WEB can help companies more intuitively view business operation scenarios such as hull exhausted heat recovery and wood drying, ensuring reduced costs and improve efficiency for the company.

The Pacifico Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. As noted above, Pacifico’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have concluded that their experience and backgrounds enabled them to make the necessary analyses and determinations regarding the business combination with Caravelle. In addition, Pacifico’s officers and directors and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the Pacifico Board in valuing Caravelle’s business and assuming the risk that the Caravelle Board may not have properly valued such business.

Pacifico entered into an agreement with Chardan, a U.S.-based investment bank, on November 27, 2021, pursuant to which Chardan was engaged as merger and acquisition advisor and capital markets advisor in connection with the identification of and negotiation with potential targets and other financial advisory services as agreed upon. Chardan will receive a business combination fee for the Business Combination of Pacifico and Caravelle as based on the aggregate value of the Business Combination in accordance with its agreement. Pursuant to the Merger and Acquisition and Capital Markets Advisory Agreement with Pacifico dated November 17, 2021 and the email confirmation between Pacifico and Chardan, upon the Closing, Chardan will be entitled to $4,625,000 as an M&A fee ($1,618,750 to be paid in cash and $3,006,250 to be paid in PubCo Ordinary Shares at $10.00 per share). Assuming PubCo issues all of the 35,000,000 Earnout Shares after the Closing, Chardan will be entitled to additional $875,000 M&A fee ($306,250 to be paid in cash and $568,750 to be paid by PubCo Ordinary Shares at $10 per share). Chardan is also entitled to reimbursable expenses of up to $25,000. No fee has been paid or will be paid to Chardan for any services related to the valuation of Caravelle.

Caravelle entered into a commission agreement with Apollo on March 24, 2022 and an amendment on July 13, 2022 (collectively the “Commission Agreement”), pursuant to which Caravelle engaged Apollo to act as the consultant in connection with financing investment/public offering/SPAC merger, effective as of August 17, 2021. Pursuant to the Commission Agreement, at the closing of a SPAC merger, Apollo will be entitled to a commission of $750,000.

Summary of Caravelle Financial Analysis and Pacifico Internal Valuation Discussion

The purpose of the summary set forth below does not purport to be a complete description of the financial analysis performed or factors considered by Pacifico nor does the order of the financial analysis described represent the relative importance or weight given to those financial analysis by Caravelle.

The following is a summary of the financial analyses prepared by Pacifico management and reviewed by the board of Pacifico in connection with the valuation of Caravelle. The summary set forth below does not purport to be a complete description of the analysis performed or factors considered by Pacifico nor does the order of the analysis described represent the relative importance or weight given to those analysis by the board of Pacifico. Pacifico may have deemed various assumptions more or less probable than other assumptions, so the implications of the analysis summarized below should not be taken to be Pacifico’s view of the actual value of Caravelle.

Certain Projected Financial Information

The projections set out below were requested by, and disclosed to, Pacifico for use as a component of its overall evaluation of Caravelle and are included in this proxy statement/prospectus because they were provided to the Pacifico Board for its evaluation of the Business Combination. Neither the management of Caravelle nor any of its representatives, advisors or affiliates has made or makes any representation to any person regarding the ultimate performance of Caravelle compared to the information contained in the projections. Although the assumptions and estimates on which the forecasts for revenue and costs are based are believed by Caravelle’s management to be reasonable and based on the best then-currently available information, the financial forecasts are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Caravelle’s control. While all forecasts are necessarily speculative, Caravelle believes that the prospective financial information covering periods beyond twelve months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and forecasted results, and actual results may be materially greater or materially less than those contained in the forecasts. Readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. Caravelle will not refer back to the financial projections in its future periodic reports filed under the Exchange Act.

Caravelle made the following preliminary projection on the actual operation of Caravelle and its subsidiaries and the future plan. The projection has considered the current condition of fleet which be consisted with owned or leased transportation ships (including the profited ship). The projection combined several conditions of the fleet, which mainly focus on but not limiting to scale or amount of ships, transportation capacity, main operation routes, transportation fee rate, timber and lumber market price, carbon permits trading market price and other related derivatives market conditions.

The original time scale of projection is from 2022 to 2025. While the projections still reflect the views of Caravelle’s management on future performance, there could be changes in geo-political factors, macro-economic conditions, cyclical nature of the international shipping business, new technology innovations in the wood desiccation business and other factors. As a result of these unpredictable changes, Caravelle believes that the prospective financial information covering periods beyond twelve months from its date of preparation carries increasingly higher levels of uncertainty. Consequently, Caravelle believes that financial projections for the years 2022 and 2023 should be given greater weight than the financial information for later years. Caravelle will further revise the forecasts to reflect the occurrence of future events prior to the Business Combination.

In order to fully understand the preliminary financial projection, the data must be read together with the text of the summary, as the data alone does not constitute a complete description of the financial analysis performed by Caravelle. Considering the data below without considering all financial projection or factors or the full narrative description of such analysis or factors, including the methodologies and assumptions underlying such analysis or factors, could create a misleading or incomplete view of the processes underlying the financial analysis and Pacifico’s board recommendation.

The following table sets forth the summarized prospective financial information regarding Caravelle for the years 2022, 2023, 2024, and 2025 that was presented to the Pacifico Board:

Revenue Pipelines In $MM	2022E	2023E	2024E	2025E
Wood Drying(1)	54.87	177.00	383.50	672.60
Wood Vinegar(2)	—	42.00	91.00	159.60
Carbon Credits Trading(3)	—	51.00	110.50	193.80
Fire Protection(4)	—	96.00	208.00	364.80
Transportation(5)	184.18	135.00	292.50	513.00
Total Revenue	239.05	501.00	1085.50	1903.80
Revenue Growth %		110%	117%	75%
Total Expenditures	173.39	162.55	355.95	648.40
Expenditures Growth %		-6.3%	119%	82%
EBITDA	68.21	347.01	748.86	1292.83
EBITDA Growth %		585%	116%	73%
EBITDA Margin	27%	69%	69%	68%

____________

(1)      Caravelle’s wood drying service contracts are expected to provide wood drying services to its customer during the maritime shipping period at a fixed service fee charge based on the quantity of dried wood produced. The contracts are generally short term. Caravelle’s performance obligation related to providing wood drying services will generally be satisfied over time during the shipment period; therefore revenue related to wood drying service revenue is generally recognized over time using an output measure based upon the quantity of dried wood produced. This measure is used to best depict the Caravelle’s performance.

(2)      Caravelle will produce wood vinegar as a byproduct of its wood drying process and it is expected to have full title and ownership of wood vinegar produced through the wood drying process. Wood vinegar that the Caravelle produces as an output of its wood drying process are able to be separated and sold independent from wood drying service. Therefore, no cost is allocated to the wood vinegar when it is generated. Caravelle expects to sell the wood vinegar to its customer at a fixed price. Revenue on the sale of wood vinegar contract is recognized at the point in time when Caravelle delivers wood vinegar to its customer.

(3)      Caravelle is expected to generate carbon credits through its wood-drying process and it is expected to have full title and ownership of the related carbon credits generated. Carbon credits that Caravelle generates as an output of its wood drying process are able to be separated and sold independently from wood drying service. Therefore, no cost is allocated to carbon credits when it is generated. Revenue is expected to be recognized on these carbon credits when there is an agreement in place to monetize the credits at a determinable price. The Company recognizes Carbon credits revenue at the point in time in which the customer obtains control of the carbon credits, which is generally when the title of the carbon credits passes to the customer.

(4)      Caravelle’s fire protection service contracts are expected to provide wood surface processing (fire protection) service to its customer during maritime shipping period at a fixed service fee charge based on the quantity of processed wood produced. The contracts are generally short term. Caravelle’s performance obligation related to providing wood surface processing will generally be satisfied over time during the shipment period; therefore revenue related to fire protection service revenue is generally recognized over time using an output measure based upon the quantity of processed wood produced. This measure is used to best depict the Caravelle’s performance.

(5)      Under a voyage contract, Caravelle is engaged to provide the transportation of cargo between specific ports in return for ocean freight payment of an agreed upon freight per ton of cargo. Caravelle’s voyage contracts generally do not contain cancelable provisions. A voyage is deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the cargo. For voyage contracts, the customer simultaneously receives and consumes the benefits provided by Caravelle performance over the voyage period because of the continuous transfer of control to the customer. Customers receive the benefit of Caravelle’s services as the goods are transported from one location to another. As control transfers over time, Caravelle recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. Estimated losses on voyages are provided for in full at the time such losses become evident.

Below are the financial projections for the years 2022 and 2023, which Caravelle believes are more reliable that the subsequent years presented to Pacifico Board. These projections are the same as those presented to the Pacifico Board of Directors.

Revenue Pipelines In $MM	2022E	2023E
Wood Drying(1)	54.87	177.00
Wood Vinegar(2)	—	42.00
Carbon Credits Trading(3)	—	51.00
Fire Protection(4)	—	96.00
Transportation(5)	184.18	135.00
Total Revenue	239.05	501.00
Revenue Growth %		110%
Total Expenditures	173.39	162.55
Expenditures Growth %		(6.3)%
EBITDA	68.21	347.01
EBITDA Growth %		585%
EBITDA Margin	27%	69%

____________

(1)      Caravelle’s wood drying service contracts are expected to provide wood drying services to its customer during the maritime shipping period at a fixed service fee charge based on the quantity of dried wood produced. The contracts are generally short term. Caravelle’s performance obligation related to providing wood drying services will generally be satisfied over time during the shipment period; therefore revenue related to wood drying service revenue is generally recognized over time using an output measure based upon the quantity of dried wood produced. This measure is used to best depict the Caravelle’s performance.

(2)      Caravelle will produce wood vinegar as a byproduct of its wood drying process and it is expected to have full title and ownership of wood vinegar produced through the wood drying process. Wood vinegar that the Caravelle produces as an output of its wood drying process are able to be separated and sold independent from wood drying service. Therefore, no cost is allocated to the wood vinegar when it is generated. Caravelle expects to sell the wood vinegar to its customer at a fixed price. Revenue on the sale of wood vinegar contract is recognized at the point in time when Caravelle delivers wood vinegar to its customer.

(3)      Caravelle is expected to generate carbon credits through its wood-drying process and it is expected to have full title and ownership of the related carbon credits generated. Carbon credits that Caravelle generates as an output of its wood drying process are able to be separated and sold independently from wood drying service. Therefore, no cost is allocated to carbon credits when it is generated. Revenue is expected to be recognized on these carbon credits when there is an agreement in place to monetize the credits at a determinable price. The Company recognizes Carbon credits revenue at the point in time in which the customer obtains control of the carbon credits, which is generally when the title of the carbon credits passes to the customer.

(4)      Caravelle’s fire protection service contracts are expected to provide wood surface processing (fire protection) service to its customer during maritime shipping period at a fixed service fee charge based on the quantity of processed wood produced. The contracts are generally short term. Caravelle’s performance obligation related to providing wood surface processing will generally be satisfied over time during the shipment period; therefore revenue related to fire protection service revenue is generally recognized over time using an output measure based upon the quantity of processed wood produced. This measure is used to best depict the Caravelle’s performance.

(5)      Under a voyage contract, Caravelle is engaged to provide the transportation of cargo between specific ports in return for ocean freight payment of an agreed upon freight per ton of cargo. Caravelle’s voyage contracts generally do not contain cancelable provisions. A voyage is deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the cargo. For voyage contracts, the customer simultaneously receives and consumes the benefits provided by Caravelle performance over the voyage period because of the continuous transfer of control to the customer. Customers receive the benefit of Caravelle’s services as the goods are transported from one location to another. As control transfers over time, Caravelle recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. Estimated losses on voyages are provided for in full at the time such losses become evident.

Caravelle’s financial forecasts are based on the continued growth of the shipping market due to the global capacity constraints caused by the pandemic, the market growth in timber imports and the continued prosperity of the carbon trading market in the context of global net zero emissions goal. The detailed transportation shipping fee and timber drying fee revenue include shipping fee of $120-150/cubic meter for Africa routes and $50/cubic meter for Indonesia routes. The end of the year and the beginning of the year are low seasons, generally in March and April, and June and July are the peak season. Caravelle expects the timber drying revenue will be $100-150/cubic meter for African routes and $80-100/cubic meter for Indonesia routes. At the same time, from the perspective of cost items, Caravelle’s costs mainly comprise transportation costs, vessel rental and purchase cost, operating costs, Co-tech equipments implementation costs, and continuous research and development investment.

Caravelle’s current business operations are in ocean transportation. In the coming years, it expects to initiate operations in wood drying, wood vinegar manufacturing, carbon credits and fire protection. The ocean transportation segment is the base business of transporting cargo on Caravelle’s fleet. Caravelle’s technologies allow for wood drying, wood vinegar manufacturing and fire protection to occur during the ocean transportation of timber which, in turn, enables the generation of carbon credits. Caravelle does not have definitive sales agreements in place for wood drying, wood vinegar, carbon credits trading or fire protection. However, Singapore Garden, a subsidiary of Caravelle, has entered into certain framework agreements with China Forestry Materials (Zhangjiagang) Corporation Limited, China Plaited Products Imp. & Exp. Corp. Ltd., Shanghai Junhao Imp. & Exp. Corp. Ltd., Shanghai Fujie Imp. & Exp. Corp. Ltd, and Sunway (Solomon Islands) Limited.

Although currently, the CO-Tech business line has yet to launch, several strategic purchase agreements were already collected from China, due to China’s currently active policy push for carbon neutral companies. However, Caravelle believes the most significant market for its CO-Tech business is in Europe. In February 2022, crude oil prices increased to a new seven-year high impacted by the Russia-Ukraine conflict and the sanctions and other measures imposed on Russia by the United Kingdom, European Union, the United States and other countries. For the traditional shipping industry, especially in Europe, and those vessels which are powered by heavy oil, there is a great need for new technologies to increase energy conversion efficiency and improve revenue. As of the date of this proxy statement/prospectus, since the CO-Tech business line has yet to launch, Caravelle can only collect limited purchase agreements, which has not yet included customers from Europe.

In preparation of the projections, Caravelle considered a number of factors and made various material assumptions based on best estimates at the time the projections were prepared and that speak only as of that time. These factors and various material assumptions include:

•        Market forecasts of continued demand for the global transportation of timber;

•        Market forecasts of continued demand for dried and fireproofed timber and the by-products of its timber processing including wood vinegar;

•        Market forecasts of continued demand for carbon credits;

•        Projected revenue is based on a variety of operational assumptions, including average transportation and selling prices for its timer and related goods. Additionally, the forecast assumes that Caravelle will continue to generate revenues from its continued participation in the ocean-based transportation of timber, launch its wood drying business in 2022, and launch its wood vinegar manufacturing and fire protection in 2023. Additionally, Caravelle has assumed that it will achieve VVB certification in 2023 which will allow it to begin trading carbon credits in that same year. Caravelle management estimated that total revenue would be $239.05 million, $501 million and $1,085 million in 2022, 2023 and 2024, respectively.

•        Projected expenditures are driven in part by the costs associated with Caravelle’s ability to own or lease ships and the refitting of those ships to support its revenue generating activities. Due to the port congestion, Caravelle focused on Indonesian routes in the first half of 2022 and then expanded to African routes gradually. Holding other items constant, the increase in fleet scale would be the key assumption relating to Caravelle’s future growth. The detailed fleet expansion plan is as follows:

(a)     At present and in the future, the routes of Caravelle Group and its subsidiaries engaged in ocean transportation are mainly concentrated in two major routes: African routes and Indonesian routes. The ships run about 5-6 times a year; the loading capacity of ships used in African routes is about 45,000 cubic meters, and the loading capacity of ships used in Indonesian routes is about 5,000 cubic meters;

(b)     The number of ships owned and leased by Caravelle Group and its subsidiaries will be 5 in 2022 and Caravelle expects and this number to increase to over 50 by 2025, assuming that it maintains its favorable net profit and cash flow positions which would allow it to keep expanding its fleet of ships;

(c)     The owned ship will account for around 30%-35% in 2022 and stable in 20%-30% in future years.

The detail of fleet scale forecast is following:

Routes Explanation Plan	2022E	2023E	2024E	2025E
Totally Controllable Ships	5	18	38	53
African routes (Times)	7	26	60	110
Indonesian routes (Times)	30	66	110	150
% Owned Ships	30 – 35%	20% – 30%	20% – 30%	20% – 30%

•        Caravelle expects to acquire 8 vessels by the end of 2023. In 2024 and 2025, it expects to further acquire 2 to 3 vessels each year, depending on the market condition and its business needs. Caravelle tends to purchase older vessel as a more reasonable option, since the lower fuel efficiency of the older vessel can be more effectively improved by CO-Techs’s modifications. This projection is based on the projected revenues of Caravelle’s CO-Tech business line, and fact that following the standard of the shipping industry, Caravelle is typically only obligated to pay around 20% of the total purchase price as down payment to obtain ownership of ships, with the later installments paid over several years in a negotiable schedule analogous to real estate mortgage payment schedules. Currently, as of the third quarter of 2022, traditional ocean shipping fees and profitability are close to a historical high water mark. In accordance, vessel purchase and charter costs are both at historically high levels. Based on internal projections, Caravelle expects these to drop to lower levels in 2023, which would then present a more suitable opportunity to launch its CO-Tech business. Caravelle believes that a reasonable total purchase price (which is paid on an installment schedule) for an older vessel unit required for CO-Tech business line is around $5 million – $10 million per vessel.

•        Singapore Garden, a subsidiary of Caravelle, has purchased a vessel from Hanpu for testing and trial operation purposes at CNY 3,500,000 (approximately $522,388). Singapore Garden has also entered into an agreement with TSS, leasing one vessel. Singapore Garden also expects to lease three additional vessels after the Business Combination as the initial fleet for the CO-Tech business.

•        Caravelle will increase its number of controllable ships via lease or purchasing according to the then current market conditions and needs. Other key assumptions impacting Caravelle’s projected expenditures including headcount, engineering and product development expenses, but excluding costs associated with public company operations, marketing, and compliance.

Caravelle does not as a matter of course make public projections as to future sales, earnings or other results. However, Caravelle’s management has prepared the prospective financial information set forth in this section, Summary of Caravelle Financial Analysis and Pacifico Internal Valuation Discussion, to present the key elements of the forecasts provided to Pacifico. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Caravelle’s management, was prepared on a reasonable basis, reflected the best currently available estimates and judgments at the time the information was delivered to Caravelle, and presented, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Caravelle at the time the information were delivered to Pacifico. However, this information does not reflect statements of fact. Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither Pacifico’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

This information should be read in conjunction with “Caravelle’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the audited financial statements of Caravelle included elsewhere in this proxy statement/prospectus.

Comparable Company Considerations

Pacifico identified several public traded companies comparable to the various business operations of Caravelle and regularly reviewed and updated these comparables with its M&A and capital markets advisor. Pacifico Board concluded that Caravelle compared favorably on key operating metrics.

For the purposes of evaluating Caravelle relative to public traded companies, the current and expected business operations of Caravelle has been divided into the following categories:

•        Marine Freight and Logistics includes ocean transportation

•        Wood Products and Treatment includes Caravelle’s business lines of wood drying, wood vinegar manufacturing, and fire protection

•        Carbon Neutral Transformation includes Caravelle’s generation and sale of carbon permits

Additionally:

(a)     For the wood products production sectors, the products or business of comparable should be similar with Caravelle;

(b)    For marine freight and logistics, the transportation capacity and shipping routes should be resemblant with Topsheen;

(c)     For carbon-neutral transformation, several traditional industry giants have initiated the carbon-neutral transformation. Pacifico consider the suitable comps should have the leading position in the natural reserve or related industry, the clearly carbon-neutral ambition and achieved certain success in the commercialization of carbon-neutral.

Pacifico believes that Caravelle’s technology is unique and Caravelle’s growth prospects may differ substantially to the comparable companies that it reviewed. In determining the consideration to Caravelle, Pacifico analyzed the revenue and EBITDA multiples of the following companies as based on the analysis of these companies and revenue estimates it obtained from public filings and equity research reports, the average of median as the lower and upper bounds of the revenue multiple and EBITDA multiple ranges for the selected companies’ prevailing revenue and EBITDA multiples. To facilitate the analysis, Pacifico organized the comparable companies into three subsets including Marine Freight and Logistics, Wood Products and Treatment, and Carbon Neutral Transformation.

Specifically, the Pacifico Board was presented with and considered comparisons of illustratable enterprise valuations and the implied Revenue and EBITDA multiples derived from comparable companies into three categories that, as operators in comparable industries to Caravelle’s business, it believed could provide insights into the company’s reception by the public markets: Marine Freight and Logistics, Wood Products and Treatment, and Carbon Neutral Transformation.

Marine Freight and Logistics included companies that provide ocean transportation as a service for internationally traded goods. Caravelle provides ocean transportation for wood products:

•        ZIM Integrated Shipping Services Ltd. (NYSE:ZIM): ZIM provides container shipping and international seaborne transport logistics.

•        Matson, Inc. (NYSE:MATX): Matson provides ocean freight transport services including dry and refrigerated commodities, building materials, household goods, livestock, seafood along with other merchandise and sustenance cargo. They also operate expedited services from China along with multimodal transportation brokerage services including freight forwarding, rail and trucking supply chain management.

•        Star Bulk Carriers Corp. (NasdaqGS:SBLK): Star Bulk Carriers provides ocean transport with a focus on dry bulk cargo including ores, coal, grains, fertilizers, steel products.

•        Eagle Bulk Shipping Inc. (NasdaqGS:EGLE): Eagle provides marine transportation with a focus on dry bulk cargo including forest products, ores, grains, steel products.

•        Expeditors International of Washington, Inc. (NasdaqGS:EXPD); Expeditors International of Washington provides logistics services including airfreight forwarding, ocean freight consolidation, customs brokerage, ground transport and warehousing services.

•        Golden Ocean Group Limited (NasdaqGS:GOGL): Golden Ocean Group provides marine transportation with a focus on dry bulk cargo including ores, grains, and coal.

•        Danaos Corporation (NYSE:DAC): Danaos owns and charters containerships to liner companies.

•        Safe Bulkers, Inc. (NYSE:SB): Safe Bulkers provides marine transportation with a focus on dry bulk cargo including coal, grain, steel products and iron ore.

Wood Products and Treatment included companies that operate in timber harvesting, processing, and commercialization. Caravelle, through its CO-Tech solution, will operate in wood desiccation, fireproofing, and biproduct extraction including wood vinegar:

•        Weyerhaeuser Company (NYSE:WY): Weyerhaeuser harvests timber from its timberlands and manufactures and distributes building materials used in homes and other structures.

•        Louisiana-Pacific Corporation (NYSE:LPX): Louisiana-Pacific is a building materials manufacturer. They manufacture wood pulp and plywood and produce oriented strand board panels, an engineered wood made by compressing adhesives together with layers of wood strands.

•        UFP Industries, Inc. (NasdaqGS:UFPI): UFP designs, manufactures, and markets wood and wood-alternative products. Its retail segment offers preserved and unpreserved dimensional lumber; and outdoor living products. Its industrial segment provides pallets, specialty crates, wooden boxes, and other containers used for packaging and shipping. Its construction segment manufactures roof trusses, cut and shaped lumbers, plywood, oriented strand boards, and dimensional lumbers.

•        Enviva Inc. (NYSE:EVA): Enviva produces industrial wood pellets, often used as a low-carbon substitute for coal to generate heat and electricity.

•        Boise Cascade Company (NYSE:BCC): Boise Cascade manufactures wood products and distributes building materials in the United States and Canada.

•        Resolute Forest Products Inc. (NYSE:RFP): Resolute Forest Products manufactures and markets wood products including pulp, tissue, wood products, papers and produces electricity at cogeneration facilities and hydroelectric dams.

Carbon Neutral Transformation included companies that have incorporated carbon neutral initiatives into their operations that complement their core business model. Caravelle, through its CO-Tech solution, will reduce the effects of timber processing to the environment relative to widely adopted, historical methods:

•        Rio Tinto Group (LSE:RIO): Rio Tinto is a mining group focused on the finding, extraction and processing of mineral resources. The company has announced its intention to reduce emissions by 15% by 2025, 50% by 2030, and achieve net zero by 2050. Additionally, they are facilitating the clean energy transition by growing those divisions focused on extracting critical rare earth minerals that are primarily used in electric vehicles and climate friendly technologies.

•        Caterpillar Inc. (NYSE:CAT): Caterpillar manufactures construction and mining equipment off-highway diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company achieved a 51% reduction in Scope 1 and 2 GHG emissions intensity from 2006 to 2020, intends to further reduce absolute Scope 1 and 2 GHG emissions by 30% between 2018 and 2030, and has set a goal that 100% of new products through 2030 will be more sustainable than the previous generation. As well, in 2021, Caterpillar acquired Enhanced Energy Group, Inc., operating as “CarbonPoint Solutions,” a U.S.-based carbon capture technology company whose products concentrate and capture CO2 for utilization or sequestration to reduce greenhouse gas emissions.

•        BP p.l.c. (LSE:BP.): BP is an energy company active in oil and gas extraction, refinement and retail, biofuels, wind power, solar power, decarbonization solutions and services and other related activities. The company intends to produce net zero carbon emissions on an absolute basis by 2050. As well, in 2020, BP acquired a 100% stake in Finite Carbon, a revenue generating subsidiary that allows landowners to recognize and monetize carbon offsets.

•        The AES Corporation (NYSE:AES): AES is a diversified power generation and utility company utilizing sources such as gas, coal, hydro, wind, solar and biomass AES also markets renewable energy certificates which allow companies to offset their excess carbon emissions.

The Pacifico Board was presented with the enterprise value (“EV”) divided by revenue and EBITDA for each of the selected public comparable companies. Estimates were based on publicly available consensus research and analysts’ estimates from S&P CapitalIQ and other publicly available information.

Industry Classification	TICKER	EV/Sales		EV/EBITDA
		2022E	2023E	2022E	2023E
Marine Freight and Logistics	ZIM	0.6x	0.9x	1.1x	2.2x
	MATX	1.3x	1.7x	3.8x	8.1x
	SBLK	3.6x	4.1x	4.9x	5.5x
	EGLE	2.4x	2.7x	3.8x	4.3x
	GOGL	4.6x	4.6x	7.0x	8.2x
	DAC	3.4x	3.1x	4.3x	3.9x
	SB	2.4x	2.5x	3.7x	4.0x

Wood Products and Treatment	WY	3.3x	3.6x	9.9x	12.3x
	LPX	1.3x	1.5x	3.6x	6.2x
	UFPI	0.6x	0.6x	6.1x	6.1x
	EVA	4.8x	4.3x	23.2x	19.5x
	BCC	0.3x	0.4x	3.0x	4.8x
	RFP	0.4x	0.4x	4.9x	6.2x

Carbon Neutral Transformation	RIO	2.4x	2.7x	4.2x	5.3x
	CAT	2.6x	2.4x	15.0x	12.9x
	BP.	0.8x	0.8x	3.5x	3.8x
	AES	3.3x	3.1x	9.5x	9.2x

____________

(1)      Earnings estimates from CapitalIQ as of March 27, 2022.

Pacifico management and the Pacifico Board reviewed the public comparables through a variety of analyses including as individual divisions into marine freight and logistics, wood products and treatment, and carbon neutral transformation as well as in aggregate over with various weightings to the considered subsectors.

In making the decision, Pacifico board also considered, among other things, the following:

1.      The risk that Caravelle may fail to ensure the order can be delivered as it promised if Caravelle cannot continuously achieved enough transportation capacity in the rental-based business model.

2.      The risk that Caravelle may fail to continuously provide the products that the quality is well-satisfied by clients.

3.      The risk that Caravelle may fail to continuously achieve order from the existing main clients.

4.      The risk that income margin recession due to the increasing transportation business cost.

5.      The risk that the high lumber price may recession due to the recovery of port congestion.

6.      The risk that surged carbon permits trading price may decline to the lower level.

7.      The risk that Pacifico may fail to manage costs and expenses effectively when explore the market.

8.       The risk that certain key employees of Caravelle may not choose to remain with the company post-Closing.

9.      The risk that Caravelle’s financial performance may be affected by seasonal fluctuations.

10.    The risk that Caravelle does not have enough liquidity for servicing its loan repayment.

11.    The risk related to Caravelle having a number of related party transactions.

12.    The risk that Caravelle may fail to maintain important business relationships with key suppliers and business partners.

13.    The possibility of litigation challenging the Business Combination or the combined company post Business Combination.

14.    The risk that the board of Pacifico may not have properly valued Caravelle’s business.

15.    The risk that there may be negative reaction to the transaction in the market due to the market failure or recognition of CO-Tech or carbon neutral transformation.

16.    The risk that the announcement of the Business Combination and potential diversion of Caravelle’s management and employee attention may adversely affect Caravelle’s operations.

17.    The risk that the Business Combination may not be consummated in a timely manner or that the Closing might not occur despite the companies’ efforts, including by reason of a failure to obtain the approval of Caravelle and Pacifico’s respective shareholders.

18.    The other risks described in the “Risk Factors” section of this proxy statement.

Required Vote

Approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the shares of Pacifico Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Redomestication Proposal is conditioned upon the adoption of the Business Combination Proposal. It is important for you to note that in the event that either of the Business Combination Proposal or the Redomestication Proposal is not approved, then Pacifico will not consummate the Business Combination.

Recommendation of the Pacifico Board

After careful consideration, the Pacifico Board determined that the Business Combination with Caravelle is in the best interests of Pacifico and its stockholders. On the basis of the foregoing, the Pacifico Board has approved and declared advisable the Business Combination with Caravelle and recommends that you vote or give instructions to vote “FOR” the Business Combination Proposal. Pacifico’s directors have interests that may be different from, or in addition to your interests as a stockholder. See the section titled “The Business Combination Proposal — Interests of Certain Persons in the Merger” in this proxy statement/prospectus for further information.

PROPOSAL NO. 2
THE REDOMESTICATION PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement is attached hereto as Annex A, which is incorporated by reference herein.

Purpose of the Redomestication Proposal

The purpose of the Redomestication is to establish a Cayman Islands exempted company as the parent entity of Caravelle and Pacifico that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Redomestication, the Pacifico stockholders will no longer be stockholders of Pacifico and (other than the Pacifico stockholders who exercise their redemption rights) will become shareholders of PubCo, a foreign private issuer. As a foreign private issuer, PubCo is exempt from compliance with certain of the rules under the Exchange Act.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Summary of the Redomestication

Pursuant to the terms of the Merger Agreement, (a) Merger Sub 1 will merge with and into Caravelle pursuant to the Initial Merger, the separate existence of Merger Sub 1 will cease and Caravelle will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and (b) following confirmation of the effective filing of the Initial Merger but on the same day, Merger Sub 2 will merge with and into Pacifico pursuant to the SPAC Merger, the separate existence of Merger Sub 2 will cease and Pacifico will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo. Accordingly, once the Merger is effective, a “redomestication” from Delaware to Cayman Islands will have taken place (sometimes referred to herein as the “Redomestication”). In connection with the Merger and Redomestication, all outstanding Pacifico Units will separate into their individual components of Pacifico Common Stock and Pacifico Rights and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Pacifico stockholders shall be exchanged as follows:

(i)     Each share of Pacifico Common Stock, issued and outstanding immediately prior to the effective time of the Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each share of such Pacifico Common Stock, PubCo shall issue to each Pacifico stockholder (other than Pacifico stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Ordinary Share, which, unless explicitly stated herein, shall be fully paid; and

(ii)    The holders of Pacifico Rights issued and outstanding immediately prior to the effective time of the Merger will receive one-tenth (1/10) of one PubCo Ordinary Share in exchange for the cancellation of each Pacifico Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

Differences between PubCo’s Amended and Restated Memorandum and Articles of Association that will become effective immediately prior to the completion of the Business Combination and Pacifico’s Certificate of Incorporation

Following is a summary of the material differences between the Amended and Restated Memorandum and Articles of Association of PubCo to be in effect immediately prior to the completion of the Business Combination and Pacifico’s amended and restated certificate of incorporation:

•        The name of the new public entity will be “Caravelle International Group” as opposed to “Pacifico Acquisition Corp.”;

•        PubCo has [500,000,000] ordinary shares authorized, as opposed to Pacifico having 10,000,000 authorized shares of common stock;

•        PubCo’s corporate existence is perpetual as opposed to Pacifico’s corporate existence terminating if a business combination is not consummated by Pacifico within a specified period of time; and

•        PubCo’s constitutional documents do not include the various provisions applicable only to special purpose acquisition corporations that Pacifico’s amended and restated certificate of incorporation contains.

Authorized but unissued ordinary shares may enable PubCo Board to render it more difficult or to discourage an attempt to obtain control of PubCo and thereby protect continuity of or entrench its management, which may adversely affect the market price of PubCo’s shares. For example, if, in the due exercise of its fiduciary obligations, for example, PubCo Board were to determine that a takeover proposal were not in the best interests of PubCo, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable PubCo to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for dividends and share splits. PubCo currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

A copy of PubCo’s Amended and Restated Memorandum and Articles of Association, as will be in effect immediately prior to the completion of the consummation of the Business Combination, is attached to this proxy statement/prospectus as Annex B. See also the Section titled “Comparison of Shareholder’s Rights” on page 184 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences of (i) the Business Combination to U.S. Holders of Pacifico Common Stock (excluding any redeemed shares) and Pacifico Rights (collectively, the “Pacifico securities”), (ii) the subsequent ownership and disposition of PubCo Ordinary Shares received in the Business Combination and (iii) the exercise of redemption rights by Pacifico stockholders that are U.S. Holders. In addition, the following includes a general discussion of certain U.S. federal income tax consequences of the Business Combination to Pacifico and PubCo.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of PubCo Ordinary Shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold Pacifico securities and, after the completion of the Business Combination, PubCo Ordinary Shares, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•        banks or other financial institutions, underwriters, or insurance companies;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        real estate investment trusts and regulated investment companies;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        expatriates or former long-term residents of the United States;

•        subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•        dealers or traders in securities, commodities or currencies;

•        grantor trusts;

•        persons subject to the alternative minimum tax;

•        U.S. persons whose “functional currency” is not the U.S. dollar;

•        persons who received Pacifico Common Stock through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•        persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding shares of Pacifico securities, or, after the Business Combination, the issued PubCo Ordinary Shares (excluding treasury shares);

•        holders holding Pacifico securities, or, after the Business Combination, PubCo Ordinary Shares, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction; or

•        the Sponsor or its affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Pacifico securities, and, after the Business Combination, PubCo Ordinary Shares received in the Business Combination, that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Pacifico securities, and, after the completion of the Business Combination, PubCo Ordinary Shares received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo Ordinary Shares received in the Business Combination.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. PACIFICO STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO ORDINARY SHARES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Tax Residence of PubCo for U.S. Federal Income Tax Purposes.

A corporation organized under non-U.S. law, such as PubCo, is generally treated as a foreign corporation for U.S. federal income tax purposes. Under Section 7874 of the Code, a corporation otherwise treated as a foreign corporation may be treated as a U.S. corporation for such purposes (or may be subject to certain other adverse tax consequences) if it acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation. These rules apply only if certain conditions are met, including that the former shareholders of the acquired U.S. corporation hold, by reason of their ownership of shares of that corporation, more than a specified percentage of the shares of the acquiring foreign corporation. The Treasury Regulations under Section 7874 further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Section 7874 that are conducted as part of a plan or conducted over a 36-month period, making it more likely that Section 7874 will apply to a foreign acquiring corporation.

Based on the percentage of the PubCo Ordinary Shares to be received by shareholders of Pacifico in the Merger, these conditions are not expected to be met and thus the Merger is not expected to cause PubCo to be treated as a U.S. corporation for U.S. federal income tax purposes or to otherwise be subject to Section 7874 of the Code. However, the ownership of PubCo for purposes of Section 7874 of the Code must be finally determined after the completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. If PubCo were to be treated as a U.S. corporation for U.S. tax purposes, PubCo and certain PubCo shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on PubCo and future withholding taxes on certain PubCo shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes, and holders of PubCo Ordinary Shares would be treated as holders of shares of a U.S. corporation.

However, even if PubCo were respected as a foreign corporation under Section 7874, PubCo may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Merger. If PubCo were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Merger, Section 7874 would exclude certain shares of PubCo attributable to the Merger for purposes of determining whether Section 7874 applies to that subsequent acquisition, making it more likely that Section 7874 would apply to such subsequent acquisition.

In addition, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874. Specifically, Section 7874 can apply in this manner if (i) the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation and certain other conditions are met.

If such conditions are met, PubCo and certain of PubCo’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by PubCo include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

Based on the percentage of PubCo Ordinary Shares to be received by shareholders of Pacifico in the Merger, these conditions are not expected to be met and thus the limitations and other rules described above are not expected to apply to PubCo after the Merger. The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by future changes in such Treasury regulations, with possible retroactive effect) and is subject to certain factual uncertainties.

The remainder of this discussion assumes that PubCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Material U.S. Federal Income Tax Consequences of the Business Combination

The U.S. federal income tax consequences of the Business Combination to U.S. Holders of shares of Pacifico securities will depend, in part, on whether the Merger qualifies as a transaction governed by Section 351 of the Code, and whether the requirements of Section 367(a) of the Code are satisfied. The disclosure in this section of the proxy statement/prospectus is the opinion of Pryor Cashman LLP.

The provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond Pacifica or PubCo’s control. For example, if more than 20% of the PubCo Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. However, we do not expect that any of the PubCo Ordinary Shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. In general, for the Merger to meet these additional requirements, certain reporting requirements must be satisfied and (i) no more than 50% of both the total voting power and the total value of the stock of the transferee foreign corporation is received, in the aggregate, by the “U.S. transferors” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) in the transaction; (ii) no more than 50% of each of the total voting power and the total value of the stock of the transferee foreign corporation is owned, in the aggregate, immediately after the transaction by “U.S. persons” (as defined in the Treasury regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of the transferred U.S. corporation; and (iii) the “active trade or business test” as defined in Treasury regulations Section 1.367(a)-3(c)(3) must be satisfied. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied in the case of the Business Combination. The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisor concerning the application of these rules to the Merger under their particular circumstances, including whether the U.S. Holder will be a five-percent transferee shareholder and the possibility of entering into a “gain recognition agreement” under applicable Treasury regulations.

Additionally, if U.S. Holders of Pacifico Rights were to be treated for U.S. federal income tax purposes as receiving PubCo Ordinary Shares in discharge of Pacifico’s obligations under the Pacifico Rights (instead of as receiving such PubCo Ordinary Shares in exchange for transferring the Pacifico Rights to PubCo), the Merger would generally be a fully taxable transaction for U.S. federal tax purposes with respect to the Pacifico Rights. Due to the absence of authority on the U.S. federal income tax treatment of the Pacifico Rights, there can be no assurance on the characterization of the Pacifico Rights that would be adopted by the IRS or a court of law. Accordingly, U.S. Holders of Pacifico Rights are urged to consult with their tax advisors regarding the treatment of their Pacifico Rights in connection with the Merger.

If the Merger qualifies as a transaction governed by Section 351 of the Code and the requirements of Section 367(a) of the Code described above are satisfied, and subject to the discussion above regarding Pacifico Rights, a U.S. Holder that exchanges its Pacifico securities in the Business Combination for PubCo Ordinary Shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the PubCo Ordinary Shares received in the Business Combination by a U.S. Holder should be equal to the adjusted tax basis of the Pacifico securities surrendered in the Business Combination in exchange therefor.

A U.S. Holder’s holding period for the PubCo Ordinary Shares received in the exchange should include the holding period for the Pacifico securities surrendered in the exchange.

If the Merger qualifies as a transaction governed by Section 351 of the Code, and the requirements of Section 367(a) of the Code are not satisfied, a U.S. Holder may recognize gain (but not loss) as a result of the Merger.

If the Merger fails to qualify for tax-deferred treatment for a reason other than the application of Section 367(a) of the Code, the Merger will be a fully taxable transaction for U.S. federal tax purposes. In that case, a U.S. Holder that exchanges its Pacifico securities for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the Pacifico securities exchanged. A U.S. Holder’s aggregate tax basis in the PubCo Ordinary Shares received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo Ordinary Shares received pursuant to the Business Combination will begin on the day after the date the U.S. Holder receives such PubCo Ordinary Shares. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Pacifico securities exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. It is unclear, however, whether the redemption rights with respect to the Pacifico securities have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of Pacifico securities for PubCo Ordinary Shares pursuant to the Business Combination, the qualification of the Merger as a tax-free exchange, and the potential application of Section 367(a) to the Merger, and the consequences of exchanging Pacifico Rights.

Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its Pacifico Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the Pacifico Common Stock under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the Pacifico Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the Pacifico Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Pacifico Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. It is unclear, however, whether the redemption rights with respect to the Pacifico Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of Pacifico Common Stock, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Pacifico’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the Pacifico Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Pacifico Common Stock. Dividends paid to a U.S. Holder that is taxable as a corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the Pacifico Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of Pacifico Common Stock treated as held by the U.S. Holder (including any Pacifico Common Stock constructively owned by the U.S. Holder as a result of owning Pacifico Rights) relative to all of the shares of Pacifico Common Stock outstanding both before and after the redemption. The redemption of Pacifico Common Stock generally will be treated as a sale or exchange of the Pacifico Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Pacifico or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only Pacifico Common Stock actually owned by the U.S. Holder, but also shares of Pacifico Common Stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Pacifico Common Stock which could be acquired pursuant to the exercise of the Pacifico Rights. In order to meet the substantially disproportionate test, (i) the percentage of Pacifico’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the Pacifico Common Stock must be less than 80% of the percentage of Pacifico’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption, (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding Pacifico stock (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder must own (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of stock of Pacifico entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of Pacifico Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of Pacifico Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other Pacifico Common Stock. The redemption of the Pacifico Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Pacifico. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Pacifico will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed Pacifico Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining Pacifico Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Pacifico Rights or possibly in other Pacifico securities constructively owned by it. Shareholders who hold different blocks of Pacifico Common Stock (generally, Pacifico Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Material U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Ordinary Shares

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of PubCo Ordinary Shares to U.S. Holders who receive such PubCo Ordinary Shares pursuant to the Business Combination.

Distribution on PubCo Ordinary Shares

Subject to the PFIC rules discussed below “— Passive Foreign Investment Company,” the gross amount of any distribution on PubCo Ordinary Shares that is made out of PubCo’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends received deduction that may otherwise be allowed under the Code.

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ (on which PubCo intends to apply to list the PubCo Ordinary Shares) will be considered readily tradable on an established securities market in the United States. Even if the PubCo Ordinary Shares are listed on NASDAQ, there can be no assurance that the PubCo Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of PubCo’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, PubCo will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by PubCo, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

To the extent that the amount of any distribution made by PubCo on the PubCo Ordinary Shares exceeds PubCo’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s PubCo Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Ordinary Shares.” However, PubCo may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions PubCo makes as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of PubCo Ordinary Shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo Ordinary Shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of

PubCo Ordinary Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of PubCo Ordinary Shares will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if PubCo or any of its subsidiaries is treated as a PFIC for any taxable year during which the U.S. Holder holds PubCo Ordinary Shares. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the interest, by value). For purposes of these rules, interest income earned by a corporation would be considered to be passive income and cash or cash equivalents held by a corporation would be considered to be a passive asset. Pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the foreign corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.

Whether PubCo or any of its subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of PubCo Ordinary Shares and how, and how quickly, PubCo uses liquid assets and cash may influence whether PubCo or any of its subsidiaries is treated as PFIC. Accordingly, PubCo is unable to determine whether PubCo or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that PubCo or any of its subsidiaries will not be treated as a PFIC for any taxable year. In the event that PubCo meets the PFIC income or asset test for the current taxable year ending December 31, 2022, the start-up exception discussed above may be available, but there can be no guarantee in this regard.

Although a PFIC determination is made annually, if PubCo is treated as a PFIC, such determination will generally apply for subsequent years to a U.S. Holder who held (or was deemed to hold) PubCo Ordinary Shares during any taxable year (or portion thereof) that it was a PFIC, whether or not PubCo is a PFIC in those subsequent years (unless the holder makes a valid QEF election or mark-to-market election for such holder’s First PFIC Holding Year (defined below)).

If PubCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and the U.S. Holder did not make a timely and effective QEF election for PubCo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) PubCo Ordinary Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”) or a “mark-to- market” election, each as described below, then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:

•        any gain recognized by the U.S. Holder on the sale, redemption or other disposition of its PubCo Ordinary Shares; and

•        any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of PubCo Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such securities).

Under the Default PFIC Regime:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its PubCo Ordinary Shares (taking into account the relevant holding period of the Pacifico securities exchanged therefor);

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which PubCo is a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest marginal tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder’s holding period.

If PubCo is determined to be a PFIC, a U.S. Holder may avoid the Default PFIC Regime with respect to its PubCo Ordinary Shares (but not PubCo UPOs) by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF election with respect to PubCo Ordinary Shares, a U.S. Holder must receive certain information from PubCo. PubCo does not intend to make such information available; therefore, it is anticipated that U.S. Holders will not be able to make a QEF election.

However, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its PubCo Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, in general, the U.S. Holder will include as ordinary income for each year that PubCo is treated as a PFIC the excess, if any, of the fair market value of its PubCo Ordinary Shares at the end of its taxable year over the adjusted basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its PubCo Ordinary Shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its PubCo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the PubCo Ordinary Shares in a taxable year in which PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year. Currently, a mark-to-market election may not be made with respect to PubCo UPOs.

The mark-to-market election is available for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to PubCo Ordinary Shares under their particular circumstances.

PubCo is expected to be a holding company which conducts certain of its business activities through a foreign subsidiary. If PubCo is a PFIC and, at any time, its foreign subsidiary is classified as a PFIC, U.S. Holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge under the Default PFIC Regime described above if PubCo receives a distribution from, or disposes of all or part of PubCo’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules to PubCo Ordinary Shares under their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of PubCo Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of PubCo Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements will also apply to redemptions from U.S. Holders of Pacifico Common Stock. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to PubCo Ordinary Shares, subject to certain exceptions (including an exception for PubCo Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold PubCo Ordinary Shares. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of PubCo Ordinary Shares.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Cayman Islands Taxation

Under the current laws of the Cayman Islands, PubCo is not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, PubCo’s payment of dividends after the Business Combination, if any, is not subject to withholding tax in the Cayman Islands.

Required Vote

Approval of the Redomestication Proposal requires the affirmative vote of the holders of a majority of the Pacifico Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Redomestication Proposal is conditioned upon the adoption of the Business Combination Proposal and PubCo Charter Proposal. It is important for you to note that in the event that either of the Business Combination Proposal or the Redomestication Proposal is not approved, then Pacifico will not consummate the Business Combination.

Recommendation of the Pacifico Board

After careful consideration, the Pacifico Board determined that the Redomestication forming part of the Business Combination with Caravelle is in the best interests of Pacifico and its stockholders. On the basis of the foregoing, the Pacifico Board has approved and declared advisable the Redomestication and the Business Combination with Caravelle and recommends that you vote or give instructions to vote “FOR” adoption of the Redomestication Proposal.

PROPOSAL No. 3
THE NASDAQ PROPOSAL

Overview

Pacifico is asking its stockholders to approve the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), and (d). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Pursuant to the Merger Agreement, Pacifico expects to issue 50,000,000 shares of Common Stock to the Caravelle shareholders in the Business Combination. See the section titled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Consideration.” Because the number of shares of Pacifico Common Stock Pacifico anticipates issuing as consideration in the Merger will constitute more than 20% of the outstanding shares of Pacifico Common Stock and more than 20% of outstanding voting power prior to such issuance, Pacifico may be required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rule 5635(a).

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, Pacifico would issue shares representing more than 20% of the outstanding shares of Pacifico Common Stock in connection with the Business Combination. The issuance of such shares would result in significant dilution to the Pacifico stockholders and would afford such stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of Pacifico. If the Nasdaq Proposal is adopted, assuming that 50,000,000 shares of Pacifico Common Stock are issued to the Caravelle shareholders as consideration in the Business Combination, Pacifico anticipates that the Caravelle shareholders will hold 85.6% of the outstanding PubCo Ordinary Shares and the current Pacifico public stockholders will hold 9.8% immediately following completion of the Business Combination. This percentage assumes that no shares of Common Stock are redeemed in connection with the Business Combination, does not take into account any options to purchase Common Stock that will be outstanding following the Business Combination.

If the Nasdaq Proposal is not approved and Pacifico consummates the Business Combination on its current terms, Pacifico would be in violation of Nasdaq Listing Rule 5635(a) and (b) and potentially Nasdaq Listing Rule 5635(d), which could result in the delisting of Pacifico’s securities from Nasdaq. If Nasdaq delists Pacifico’s securities from trading on its exchange, Pacifico stockholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for Pacifico securities;

•        reduced liquidity with respect to Pacifico securities;

•        a determination that Pacifico shares are a “penny stock,” which will require brokers trading in Pacifico’s securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Pacifico securities;

•        a limited amount of news and analyst coverage for the post-transaction company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

It is a condition to the obligations of Pacifico and Caravelle to close the Business Combination that the PubCo Ordinary Shares be approved for listing on Nasdaq. As a result, if the Nasdaq Proposal is not adopted, the Business Combination may not be completed.

Vote Required for Approval

Assuming that a quorum is present at the Special Meeting, the affirmative vote of the majority of the issued and outstanding shares of Pacifico Common Stock present by virtual attendance or represented by proxy at the Special Meeting on this Proposal 3 is required to approve the Nasdaq Proposal. An abstention will have the effect of a vote “AGAINST” Proposal 3.

This Proposal 3 is conditioned on the approval of the Business Combination Proposal and the Redomestication Proposal. If the Business Combination Proposal or the Redomestication Proposal is not approved, Proposal 3 will have no effect even if approved by Pacifico’s stockholders. Because stockholder approval of this Proposal 3 is a condition to completion of the Business Combination under the Merger Agreement, if this Proposal 3 is not approved by Pacifico stockholders, the Business Combination will not occur unless Pacifico and Caravelle waive the applicable closing condition.

Recommendation of the Pacifico Board

The Pacifico Board recommends a vote “FOR” adoption of the Nasdaq Proposal.

The existence of financial and personal interests of one or more of Pacifico’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of Pacifico and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL No. 4
THE INCENTIVE PLAN PROPOSAL

Summary of the Proposal

In connection with the Business Combination, Pacifico and Caravelle have agreed that PubCo shall adopt the 2022 Share Incentive Plan (the “2022 Plan”). The 2022 Plan provides for the issuance of up to an aggregate of 3,349,520 of PubCo Ordinary Shares.

The following is a summary of certain terms and conditions of the 2022 Plan. This summary is qualified in its entirety by reference to the 2022 Plan, which is attached to this proxy statement/prospectus as Annex C. You are encouraged to read the entirety of the 2022 Plan.

Summary of the 2022 Plan

Types of Awards.    The 2022 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the 2022 Plan.

Plan Administration.    The 2022 Plan shall be administrated by a committee formed in accordance with applicable stock exchange rules, unless otherwise determined by the Board of Directors.

Eligibility.    PubCo’s employees and consultants are eligible to participate in the 2022 Plan. An employee or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award.    Each award under the 2022 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by the company and the grantee, including any amendments thereto.

Conditions of Award.    PubCo’s board of directors or any entity appointed by its board of directors to administer the 2022 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Terms of Award.    The term of each award is stated in the award agreement between the company and the grantee of such award.

Transfer Restrictions.    Unless otherwise determined by the administrator of the 2022 Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2022 Plan, the employee may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise the rights of the employee, and to receive any property distributable, with respect to any award upon the death of the employee.

Exercise of Award.    Any award granted under the 2022 Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the 2022 Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to the company in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the 2022 Plan.    The administrator of the 2022 Plan may amend, alter, suspend, discontinue or terminate the 2022 Plan, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator of the 2022 Plan deems it necessary or desirable to qualify or (ii) shareholder approval with such threshold for a resolution of the shareholders in respect of such amendment, alteration, suspension, discontinuation or termination as provided in PubCo’s Memorandum and Articles of Association for any amendment to the 2022 Plan that increases the total number of shares reserved for the purposes of the 2022 Plan, and (iii) with respect to any award agreement, the consent of the affected employee, if such action would materially and adversely affect the rights of such employee under any outstanding award.

Required Vote

Approval of the Incentive Plan Proposal requires the affirmative vote of the holders of a majority of the Pacifico Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Incentive Plan is not conditioned upon the adoption of any of the other Proposals.

Recommendation of Pacifico Board

The Pacifico board of directors recommends a vote “FOR” adoption of the Incentive Plan Proposal.

PROPOSAL NO. 5
THE PUBCO CHARTER PROPOSAL

The PubCo Charter Proposal, if approved, will approve the following material differences between Pacifico’s amended and restated certificate of incorporation and bylaws (the “Existing Charter”) and PubCo’s proposed amended and restated memorandum and articles of association (the “Proposed PubCo Charter”) to be in effect following the Business Combination.

•        the name of the new public entity will be “Caravelle International Group” as opposed to “Pacifico Acquisition Corp.”;

•        the Existing Charter authorizes to issue unlimited number of shares with no par value. The Proposed PubCo Charter will authorize share capital of US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each;

•        PubCo’s corporate existence is perpetual as opposed to Pacifico’s corporate existence terminating pursuant to a voluntary liquidation procedure if a business combination is not consummated within a specified period of time; and

•        the Proposed PubCo Charter does not include the various provisions applicable only to special purpose acquisition corporations that the Existing Charter contains.

In the judgment of Pacifico Board, the PubCo Charter Proposal is desirable for the following reasons:

•        The name of the new public entity is desirable to reflect the Business Combination with Caravelle and the combined business going forward.

•        The authorized increased share capital is in compliance with the Cayman Islands laws and desirable for PubCo to have adequate authorized capital to facilitate the transactions contemplated by the Business Combination, to provide support for PubCo’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions); and

•        the provisions that relate to the operation of Pacifico as a blank check company prior to the consummation of its initial business combination would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

For a detailed comparison of the Existing Charter and the Proposed PubCo Charter, see “Comparison of Shareholders’ Rights.”

A copy of the Proposed PubCo Charter, as will be in effect assuming approval of the PubCo Charter Proposal and upon consummation of the Transactions, is attached to this proxy statement/prospectus as Annex B.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that the following material differences between the Existing Charter and the Proposed PubCo Charter to be in effect following the Business Combination be approved in all respects:

•        the name of the new public entity will be “Caravelle International Group” as opposed to “Pacifico Acquisition Corp.”;

•        the Existing Charter authorizes to issue unlimited number of shares with no par value. The Proposed PubCo Charter will authorize share capital of US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each;

•        PubCo’s corporate existence is perpetual as opposed to Pacifico’s corporate existence terminating pursuant to a voluntary liquidation procedure if a business combination is not consummated within a specified period of time; and

•        the Proposed PubCo Charter does not include the various provisions applicable only to special purpose acquisition corporations that the Existing Charter contains.”

Required Vote

Approval of the PubCo Charter Proposal requires the affirmative vote of the holders of a majority of the Pacifico Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. The approval of the PubCo Charter Proposal is a condition to the adoption of the Redomestication Proposal and vice versa. Accordingly, if the Redomestication Proposal is not approved, the PubCo Charter Proposal will not be presented at the Special Meeting.

Recommendation of Pacifico Board

The Pacifico Board recommends a vote “FOR” adoption of the PubCo Charter Proposal.

PROPOSAL NO. 6
THE ADJOURNMENT PROPOSAL

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the Business Combination Proposal, the Redomestication Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the PubCo Charter Proposal, the Pacifico Board may adjourn the Special Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies.

Pacifico has until December 16, 2022 to consummate the Business Combination. In addition, if Pacifico anticipates that it may not be able to consummate the Business Combination by December 16, 2022, pursuant to the Merger Agreement, Caravelle shall deposit in an escrow account established by Loeb & Loeb LLP as the escrow agent by November 16, 2022, $575,000 to extend the existence of Pacifico for three (3) months. In no event will Pacifico seek adjournment which would result in soliciting of proxies, having a stockholder vote, or otherwise consummating a business combination after March 16, 2023.

Required Vote

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of Pacifico Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to thereon. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Recommendation of the Pacifico Board

The Pacifico Board recommends a vote “FOR” adoption of the Adjournment Proposal.

CARAVELLE’S BUSINESS

Brief History of Caravelle

Caravelle is a global ocean technology company. It began its business operations in the traditional ocean shipping industry with its plan to expand into the carbon neutral ocean technology (“CO-Tech”) industry. Caravelle’s CO-Tech industry has no historical operations and has not generated revenue as of the date of this proxy statement/prospectus.

Caravelle was incorporated in the Cayman Islands in 2021 as a holding company. By the end of October 2021, Caravelle had completed a reorganization of its corporate structure. On April 19, 2021, Caravelle formed a wholly-owned subsidiary SGEX Group Co., Ltd (“SGEX”) in the British Virgin Islands. On October 8, 2021, SGEX acquired 90% interest in Topsheen Shipping Group Corporation (“TSGC”), a company incorporated in Samoa in 2012. In 2016, TSGC acquired a 51% ownership interest in Topsheen Shipping Singapore Pte. Ltd., a Singapore company that has been operating in the international shipping business since 2015 (“TSS”), and further increased its ownership interest to 61% in 2019. In March 2019, Topsheen Bulk Singapore Pte. Ltd, a Singapore company (“TBS,” and together with TSGC and TSS, the “Topsheen Companies”) was formed. In June 2019, TSS obtained 60% of TBS’s shares, and subsequently, in October 2021 purchased the rest 40% of shares from Keen Best Shipping Co., Limited, a company controlled by Mr. Dong Zhang, a director and Chief Shipping Officer of Caravelle.

While setting a steady foot in the international shipping services business, Caravelle is preparing to launch its planned new carbon neutral ocean technology (“CO-Tech”) business. As part of this plan, on June 12, 2020, Singapore Garden Technology Pte. Ltd. (“Singapore Garden”) was formed to operate the CO-Tech business. On August 3, 2021, SGEX became 100% owner of Singapore Garden.

Corporate Structure of Caravelle

The following diagram depicts Caravelle’s current organizational structure. Unless otherwise indicated, equity interests depicted in this diagram are held at 100%.

Overview of Caravelle’s Business

Caravelle is an ocean technology company providing international shipping services, as well as pioneering a carbon neutral solution for wood desiccation — the company’s CO-Tech solution. Caravelle has invented the process of commercializing a novel approach towards saving time, saving space, and repurposing of engine heat and by-products to integrate the traditional industries of international shipping and wood drying into a carbon neutral solution that satisfies both sets of demands.

Caravelle’s business comprises of two sectors: the traditional business in international shipping, operated by the Topsheen Companies (Topsheen Shipping Group Corporation (Samoa) and its subsidiaries) and the new CO-Tech business under Singapore Garden. As the traditional business, Caravelle’s international shipping business has generated all revenues in Caravelle’s financial statements contained this proxy statement/prospectus. The CO-Tech business is a new development building upon the existing shipping business. It enables wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from the shipping vessels. Caravelle expects to launch its CO-Tech business in the fourth quarter of 2022 and expects the CO-Tech sector to generate over 70% of Caravelle’s revenue by the end of 2025.

Caravelle is headquartered in Singapore. Currently, Caravelle derives the majority its revenue from shipping for customers in Asia, such as Singapore, Dubai, Korea, Japan, and India. In both fiscal years 2020 and 2021, Caravelle derived more than 60% of its revenues from customers outside of China, and more than 70% of the cash transfer payments between Caravelle and its customers are between banks outside China, Hong Kong and Macau.

Caravelle’s International Shipping Business

Currently, Caravelle derives substantially all of its revenue from its global international shipping and logistics support services, where it expects steady growth. Caravelle operates its international shipping and logistics services through its subsidiaries: Topsheen Shipping Singapore Pte. Ltd. and Topsheen Bulk Singapore Pte. Ltd. Its international shipping services generated revenues of $96,672,676 in the six months ended April 30, 2022, an increase of 59.4% compared with its revenues of $60,659,396 in the six months ended April 30, 2021. Its international shipping services generated revenues of $121,961,057 in FY 2021, an increase of 55.7% compared with its revenues of $78,351,444 in FY 2020.

Vessel Chartering

As of the date of this proxy statement/prospectus, Caravelle does not own any vessels itself and runs an asset-light business model. Through the Topsheen Companies, Caravelle charters vessels from various shipping companies and ship owners, which allows for the flexibility required by Caravelle’s diverse services. The long-term relationships between the Topsheen Companies and the shipping companies and ship owners increases the certainty of vessel availability while reducing the risks and costs of charter rate fluctuations.

By chartering more than 50 carriers each year, Caravelle currently provides an annual shipping capacity of approximately 3 million deadweight tonnage (DWT). Caravelle’s regular routes cover over 50 countries and 100 ports in Africa, Asia, and the Americas, including a route from East Asia to South America, covering the east coast of Central and South America, including most of Brazil’s major ports. Caravelle also handles bulk cargo shipping of iron ores, manganese ores, and grain from both sides of the Atlantic to East Asia.

Types of Shipping Services

As of the date of this proxy statement/prospectus, Caravelle’s international shipping revenue derives mainly from transportation services under voyage contracts and vessels service for and on behalf of ship owners.

Under a voyage contract, Caravelle is engaged to provide the transportation of cargo between specific ports for payment of an agreed-upon freight per ton of cargo. Caravelle’s voyage contracts generally do not contain cancellable provisions. A voyage generally commences when a vessel is available for loading the cargo and ends upon the completion of the discharge of the cargo. The customers of voyage contracts receive and consume the benefits provided by Caravelle’s performance over the voyage period, when the cargo is transported from one location to another. Caravelle has a flexible freight shipping model, under which Caravelle may ship in voyage either freight from one single large customer, or aggregate freight from multiple smaller customers.

Additionally, Caravelle, through the Topsheen Companies, contracts with various customers to carry out vessel services for vessels as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners, and commercial management. As the operator of the vessels, Caravelle is committed to using its best efforts to provide the agreed upon vessel services as agents for and on behalf of the ship owners and to protect and promote the interest of the shipowners in all matters relating to the provision of the services. Most of the vessel service agreements span one year or less and are typically billed on a monthly basis.

Although Topsheen Shipping Limited supplies most of the ships for Caravelle’s shipping business, Caravelle also maintains long-term cordial relationships with other ship owners. Caravelle typically enters into contracts with the ship owners on a twelve-month term to reduce the risk of charter rate fluctuations. Occasionally, Caravelle charters vessels on the spot market.

The CO-Tech Solution

The CO-Tech business sector is developed based on the solid foundation of Caravelle’s international shipping business. The CO-Tech business integrates international shipping with wood drying and carbon trading. Caravelle plans to conduct its CO-Tech business through its subsidiary, Singapore Garden.

In the fourth quarter of 2022, Caravelle expects to launch its CO-Tech business in wood desiccation, an important supply chain step in the wood industry. Some of the key steps of wood processing include woodcutting, wood desiccation or drying, wood gluing, and wood surface processing. Caravelle will provide desiccation service for timber suppliers and sell the dried wood to downstream companies in the wood industry. At the launch stage of the CO-Tech business, Caravelle plans to purchase cut wood (known as green timber) from suppliers, then dry the wood during maritime shipping on the vessels Caravelle operates, and finally sell the dried wood to downstream participants in wood processing. Once this business is stabilized after its launch stage, Caravelle expects to transform into a wood desiccation service provider, drying wood for the timber suppliers and delivering the desiccated wood to the downstream customers at the shipment destination. As of the date of this proxy statement/prospectus, Caravelle has entered into a strategic agreement with Honest Timber Gabon Co. Ltd., a supplier of timber. Although as of the date of this proxy statement/prospectus, the CO-Tech business line has yet to launch, many strategic purchase agreements were already collected from China, due to China’s policy current push for carbon neutral companies. Caravelle has also entered into strategic agreements to provide dried wood or wood desiccation service to China Forestry Materials (Zhangjiagang) Corp. Ltd., China Plaid Imp. & Exp. Corp. Ltd., Shanghai Junhao Imp. & Exp. Corp. Ltd., Shanghai Fujie Imp. & Exp. Corp. Ltd, and Sunway (Solomon Islands) Limited. As of the date of this proxy statement/prospectus, Caravelle has entered into a strategic agreement with New Galion, a company controlled by Caravelle’s Chief Shipping Officer Dong Zhang, to purchase wood desiccation equipment to be applied on vessels. Pursuant to the strategic agreement with New Galion, Caravelle has contracted to purchase four (4) sets of equipment satisfying the technical and quality standards as set forth in a certain 48500 Drybulk Wood Desiccation System Utilizing Waste Heat Technical Standards Agreement between Caravelle and New Galion at an aggregate price of 127,021,000 Hong Kong Dollars (approximately 16.2 million USD). The payment and delivery dates for the four sets of equipment are to be designated at Caravelle’s request. Caravelle has entered into a lease with TSS to rent one vessel to operate the CO-Tech business, and plans to rent three additional vessels for the CO-Tech business shortly after the Business Combination. The desiccation equipment will be installed on these vessels as the initial fleet carrying out the CO-Tech business. Singapore Garden has additionally purchased a wood desiccation vessel for testing and trial operation from Hanpu at approximately $522,000. Caravelle believes that the agreements with Hanpu, New Galion, and TSS were entered into at fair market prices and terms. In particular, following the standard of the shipping industry, Caravelle is only typically to pay around 20% of the total purchase price as down payment to obtain ownership of ships, with the later installments paid over several years in a negotiable schedule analogous to real estate mortgage payment schedules. Currently, as of the third quarter of 2022, traditional ocean shipping fees and profitability are close to a historical high water mark. In accordance, vessel purchase and charter costs are both at historically high levels. Based on internal projections, Caravelle expects these to drop to lower levels in 2023, which would then present a more suitable opportunity to launch its CO-Tech business. Caravelle believes that a reasonable total purchase price for an older vessel unit required for CO-Tech business line is around $5 million – $10 million per vessel.

The traditional process of onshore wood desiccation process and CO-Tech wood desiccation process.

Under the traditional wood desiccation model, a drying kiln is built on land. Green timber is placed in the kiln for desiccation by the heat generated from burning fossil fuels. According to Caravelle’s peer reviewed calculations, for each cubic meter of wood desiccated, an average coal burning kiln uses 360kg to 400 kg of standard coal, which emits approximately 0.98 tons of CO2.

Below is a photo of a traditional land-based drying kiln.

In contrast, Caravelle’s CO-Tech model transplants the drying kilns onto the vessels that ship the green timber to its destination, utilizing a power system utilizing the waste heat and gas collected from the vessel’s diesel engine to generate electricity sufficient for wood desiccation. According to Caravelle’s peer reviewed calculations based upon its operation data, the CO-Tech model can reduce the CO2 emission from the wood desiccation process by up to 93% compared with the traditional approach. Below is a diagram of Caravelle’s innovative ship-borne wood drying system.

The operating procedure for the CO-Tech wood desiccation has several steps. Upon the receipt of the green timber, the crew members place it into the drying capsules, where the desiccation process takes place. After confirming orderly placement, the crew will seal the capsule units and make sure the heating and venting system is functioning. Then the person operating the system sets the temperature, time, and other parameters needed for the timber being processed. Once the heating process starts, the capsules will also be vacuumed by an air pump. During the heating and drying process, the crew members will inspect the temperature and humidity in the capsules via sensors placed within and will also check key locations to make sure the equipment is working properly. Once the system detects that the pre-set temperature or humidity goal has been reached, the venting system will be turned on, so the vapor from the wood can be discharged. Once the process is completed, the humidity of the timber is expected to be reduced to below 20%, reaching the market standard for the next step of wood processing.

Besides the energy saving benefits, Caravelle’s CO-Tech wood desiccation is also expected to significantly reduce the time required to complete the wood drying. Under the traditional procedure, a vessel simply ships between the ports the wood that needs to be dried, and after the wood reaches the destination, it takes typically 40 days to dry the wood. In contrast, take Caravelle’s Africa – China routes as an example, the combination of shipping and drying processes enables the desiccation process to be completed within the 45-day maritime shipping process, thus cutting the need and time for onshore wood drying after wood’s arrival.

Below is an overall procedural illustration of Caravelle’s CO-Tech desiccation system.

Waste Heat Power Generation Device
Capsule
Steam
Water Heater
Steam Condenser
Wood Drying System
To hot well
Main Engine Liner Water Heat Exchanger
Auxiliary Cylinder Liner Water Heat Exchanger
Heat Sink
Dehumidifier
Hot Water Circulation Pump
Storage Tank
Waste Heat Recovery System
Monitoring System
Intelligent Simulation Evaluation System
Remote Big Data Management System

CO-Tech Remote Monitoring System

To ensure that this process of ship-borne wood drying is carried out precisely as designed, Caravelle has developed a proprietary digital system monitoring the location of the vessels and the progress of onboard wood desiccation. Hundreds of cameras and sensors, which are connected to the monitoring system, are placed at the key joints in the onboard drying kilns to report on a real-time basis. The system is designed for monitoring only and does not control the onboard wood desiccation process. With this system, on-ship and remote operators can see through the display system the distribution and operation of the equipment of the hull in waste heat recovery, wood drying, and waste heat power generation, all in a comprehensive and intuitive manner. If the remote monitoring system detects that an energy efficiency optimization could be made, a Caravelle’s onboard crew will be contacted to make corresponding adjustments. With the information produced on a real-time basis and a reaction-collaboration model, Caravelle is able to further enhance the wood desiccation efficiency. Below are screenshots from the current version of this digital monitoring system.

Development of the CO-Tech Model

Since July 2016, Caravelle’s founder and chief executive officer, Dr. Guohua Zhang, has been working with industry experts on the research and development of wood desiccation or drying utilizing the waste heat from the exhaust gas on ocean liners during the shipping process. In 2018, the research and development team led by Dr. Zhang discovered a promising result, i.e., compared with the traditional onshore wood desiccation method conducted in a kiln, the new ship-borne model reduces the CO2 emission by 93% with the utilization of the time, space, and waste heat of exhaust gas during the shipping process. Simultaneously, the desiccation of each cubic meter of timber produces 350 kg of wood vinegar, which could be used for a variety of productive purposes such as pharmaceuticals, food additives, dyes, deodorants, pesticides, soil conditioners, and plant growth promoters. Dr. Zhang published these results in 2018 as his peer reviewed doctorate thesis at Université Paris-Dauphine.

Below is an illustration of the three-dimensional flow lines inside the ship-borne drying capsule.

Velocity
Streamline 1
17.7
15.7
13.8
11.8
9.8
7.9
5.9
3.9
2.0
0.0
[m s^-1]

Below is an illustration of the drying capsule body wood surface temperature and heat flow distribution.

Caravelle has leased a vessel and modified the onboard equipment for the CO-Tech operations. Under Caravelle’s current business plan, upon termination of the lease, the wood desiccation equipment will be removed from the leased vessel and re installed in newly leased-in vessels. Caravelle’s experiments have produced satisfactory results. Based on Caravelle’s peer reviewed experimental data, assuming four (4) voyages each year, a ship with a loading capacity of 30,000 cubic meter is expected to add $19.5 million of total per ship revenue each year. This total per ship annual revenue includes:

•        $12 million revenue from wood drying, based on a market price of drying lumber (the price increment of dry lumber over wet lumber) of $100 per cubic meter in line with the prevailing market price in 2022;

•        $3.4 million revenue from wood vinegar production, based on a market price of wood vinegar of $170 per ton in line with the prevailing market price in 2022 and a wood vinegar production rate (based on Caravelle’s peer reviewed experimental data) of 1 ton of wood vinegar production per 6 cubic meter of wood;

•        $4.1 million revenue from carbon trading, based on the average international CEA (Carbon Emission Abate) price of 30 euros/ton estimated by management in accordance with the data from the European Energy Exchange and EUA Futures, and a CO2 emissions reduction (based on Caravelle’s peer reviewed experimental data) of 0.98 tons per cubic meter of wet wood.

Plan of Growth

Caravelle expects to launch the first CO-Tech vessel by the fourth quarter of 2022. As Caravelle accumulates operating experience and obtains sufficient financing, it plans to expand the CO-Tech business to approximately 50 vessels by leasing or purchasing from shipowners in the next three years.

Previously, Caravelle had expected to launch its CO-Tech business line by the third quarter of 2022. It postponed the launch because its traditional ocean shipping business line has been too profitable, and launching the CO-Tech business would interrupt the traditional ocean shipping business because it takes time to modify ships used in the former for use in the latter. Currently, as of the third quarter of 2022, traditional ocean shipping fees and profitability are close to a historical high water mark. Based on its internal projections, Caravelle expects these to drop to lower levels in 2023, which would then present a more suitable opportunity to launch its CO-Tech business. Because of this postponement, and because of the historical and expected fluctuations of the costs of purchasing and renting ships, Caravelle as of the third quarter of 2022 is in the process of renegotiating its strategic agreements with its CO-Tech partners including New Galion, and revising its planned timeline to purchase and rent ships for its CO-Tech business.

DNV Approval

In January 2022, one of the leading maritime classification societies, Det Norske Veritas (DNV), has granted an Approval in Principle (“AiP”) on the design of a waste heat recovery and utilization system submitted by Caravelle. Caravelle expects to receive the official DNV approval for its first CO-Tech vessel after DNV officials conduct an on-site review upon the completion of the vessel modifications.

Several steps are needed for a vessel to obtain a classification certification, which is a prerequisite for insurance policies and business operations. In the first stage, the company seeking to apply a modification or technology to a vessel needs to file an application with the classification society, stating the name, model, composition, standard and usage of such modification. After receiving the application, the classification society will require further materials providing detailed information on the company, the suppliers of the raw materials for such modification, the blueprints and handbooks to produce and operate the modification, and the procedures and qualifications for its production. Then the specialists of the classification society will review the new modification based on the materials submitted. The classification society may also provide comments to which the applicant must respond. When all the requirements are met after document review, the classification society will issue an AiP for such modification.

After obtaining an AiP, the new modification can begin with the installation process, during which the classification society’s engagement is required for the product review. To ensure the actual product is in line with the AiP, the classification society will review the qualification of the companies producing the components and contractors installing the components. The classification society may also inspect the installation process from time to time. Upon completion of the installation of the modification on the vessel, the classification society will conduct a final on-site review. If the standards are satisfied, then the product certification will be issued, and the vessel with such new modification can start its operations.

As Caravelle has already received an AiP, the company expects to receive the final product certification no later than the fourth quarter of 2022.

Competitive Advantages

International Shipping Services

•        Established Shipping Track Record in Key Geographic Markets.    With a solid presence in Asia and offices located in Singapore and Shanghai, two of the largest hubs of the international shipping business, Caravelle maintains strong presence and local business relationships with critical suppliers and customers in geographic regions that have been key to shipping demand growth.

•        Strong Balance Sheet Positioned for Additional Growth.    Caravelle has a well-capitalized balance sheet, and has maintained its liquidity position throughout the 2020 downturn in shipping markets through prudent financial and risk management. Caravelle’s moderate financial leverage, together with its current expectation of continued access to bank financing, has strongly positioned Caravelle to take advantage of further growth opportunities.

•        Experienced management team.    Caravelle has an experienced team. Each management team member of the Topsheen Companies has over ten years of experience in international shipping. Mr. Dong Zhang, a veteran in the shipping industry, serves as chief shipping officer for Caravelle. Mr. Zhang’s deep experience and extensive relationships with ship owners, shippers, lenders, insurers, and other industry participants help ensure the smooth operation of the international shipping sector.

•        Large cargo contracts base and strong relationships with key counterparties.    Caravelle has entered into a significant portfolio of cargo contracts. Caravelle has also established strong long-term global relationships with shipping companies, shipyards, trading houses, and shipping brokers. Thus, Caravelle has been able to match demands with supplies in a timely and efficient manner. In addition, a large cargo contracts portfolio helps Caravelle to better position its routes geographically to mitigate market uncertainty and volatility.

•        Endurance during the COVID-19 Crises.    Caravelle has weathered the challenges during the COVID-19 pandemic period, including lock-downs, shortages of ocean shipping capacity, traffic jams at ports, and labor shortages. Its international shipping services generated revenues of $96,672,676 in the six months ended April 30, 2022, an increase of 59.4% compared with its revenues of $60,659,396 in the six months ended April 30, 2021. Its international shipping business generated revenues of $121,961,057 in FY 2021, an increase of 55.7% as compared with its revenues of $78,351,444 in FY 2020.

CO-Tech Business (expected to launch in Q4 2022)

•        Symbiosis with the existing international shipping sector.    Caravelle developed its existing international shipping and logistics support services sector to provide a solid platform and basis to implement its CO-Tech business model. Caravelle expects to fully implement its CO-Tech business model with the vast majority of the vessels it charters and operates.

•        Environmental solution for the traditional industry.    The CO-Tech model answers to the global demand for clean, sustainable and carbon neutral technologies. Many businesses in traditional industries are struggling to hit carbon net zero targets. The pressure to come clean, caused by the gradual reduction in the use of coal and other fossil fuels, is increasingly on the wood drying industry. The oil price spike in early 2022 escalated the priority of fuel efficiency. At this juncture, Caravelle’s CO-Tech provides a path forward for the wood drying industry. Moreover, the vacuuming and fumigation process within Caravelle’s CO-Tech solution exterminates organisms in the wood, reducing environmental risks posed by invasive species.

•        Relationship with timber producers and timber purchasers.    Dr. Guohua Zhang, Caravelle’s founder and chief executive officer, has over 20 years of experience in the timber industry in Gabon, Singapore, and China. Dr. Zhang has developed and maintained long-term relationships with local forest farms in Africa and Indonesia. Building on such long-term relationships, Caravelle expects to secure wood supplies to meet the demands of its customers or as required in its expansion of CO-Tech wood desiccation. In 2022, Caravelle expects to obtain an annual supply of approximately 390,000 cubic meter of timber from local partners who conduct business sustainably and meet the Annual Allowable Cut (“AAC”) Standards which sets the limit for the amount of wood that can be harvested from forest land managed for forestry purposes in a year under sustainable yield management.

•        Innovative technology.    Caravelle believes its innovative technology provides for better efficiency and economy of the desiccation process as compared to traditional onshore wood desiccation. Dr. Zhang, Caravelle’s founder and controlling shareholder, has obtained nine (9) patents and filed applications for five (5) patents in China as of the end of 2021, and licensed these patents and patents under application to Caravelle to use in its CO-Tech business with no consideration or set term limit. It usually takes two to three years to grant or deny a patent application in China. None of these patents or patents under application is subject to the Cyberspace Administration of China or other Chinese authorities over data security because they do not involve information technology or data processing. Caravelle is committed to continue investment in research and development of ocean carbon technologies and retaining its technological edge. In the next few years, Caravelle expects to invest three to five percent of Singapore Garden’s revenue in the research and development of upgrades of its CO-Tech technologies, including the application of new thermal insulation materials, upgrading of the remote-control system, and the technological improvements needed for application of CO-Tech to a larger scale.

•        Timing and efficiency.    Caravelle’s model enhances efficiency, compared with the traditional model. Under the traditional procedure, it takes approximately 40 days to dry typical timber after it reaches its destination. In contrast, Caravelle’s combination of shipping and drying processes enables the desiccation process to be completed within 45 days while in transit, cutting the need for additional time after the timber’s arrival. By reducing the time required in wood desiccation, the overall time span for the wood processing process has been shortened correspondingly.

Business Strategies

International Shipping

Caravelle’s primary objectives are to profitably grow its business and to maintain and enhance its position as a successful operator of shipping carriers. The key elements of Caravelle’s strategies are:

•        Continue to expand routes across the globe.    Caravelle plans to further expand its routes to better meet the needs of its clients and explore new business opportunities. North America and Europe are among the largest consumer markets, and also important geographical regions for the shipping industry. Caravelle expects to continue to add additional routes and increase shipping volume in Southeast Asia, Africa, China and South America.

•        Expand Caravelle’s basis of ship chartering.    Caravelle expects to continue to seek growth opportunities in the shipping business. While Caravelle is maintaining good business relationships with a number of reputable ship owners from which Caravelle charters vessels, Caravelle expects to establish additional business relationships with more ship owners and expand Caravelle’s business horizon. When evaluating expansion plans, Caravelle will consider and analyze, among other things, its cash flow and liquidity position, the demand in the international shipping business markets, and the number of available vessels in the charter markets.

•        Continue to grow Caravelle’s client base.    Caravelle is considering to explore business opportunities in emerging markets, especially Southeast Asian countries in the next few years. Caravelle may also consider diversifying its bulk shipping categories, such as steel, to take in more clients.

•        Sharpen Caravelle’s competitive edge with the transshipment services.    Caravelle intends to solidify its inland African key node presence as basecamps for its transshipment services, which demonstrates the depth of its services and distinguishes it from its peers. Caravelle plans to pursue a similar approach in other geographic areas to strengthen its business competitiveness.

CO-Tech Business

•        Hedge the cyclical nature of international shipping industry.    The international shipping industry has long been hampered by cyclicity. Caravelle is developing a new business in CO-Tech and intends to hedge the shipping industry uncertainties with revenues generated from such new business, including the income from the wood desiccation service, the sale of wood vinegar, and the revenue generated from carbon trading. These revenue sources are de-coupled and relatively insulated from the shipping industry’s cyclicality and sources of supply shocks such as international political and pandemic risks. Caravelle expects each of these revenue sources to become a substantial component of its revenue, with shipping revenue accounting for less than 30% of the total revenue by 2025.

•        Expand the CO-Tech operation to a larger scale.    Based on the experiment results, a vessel with 30,000 cubic meter of capacity will generate annual revenue of approximately $19.5 million, assuming that such a vessel operates four (4) voyages a year. Caravelle plans to apply the CO-Tech operation to 50 vessels in the coming three years, reaching an expected $1.9 billion of total (including CO-Tech and shipping) annual revenue by the year 2025. Once a critical mass is reached, Caravelle expects improved profit margin, stronger bargaining power in the business and more available operational data to be used in its research and development of CO-Tech technologies.

•        Achieve revenue from carbon trading.    Caravelle intends to enter in 2023 into the carbon trading market to monetize its technological advances. Under the traditional method using burning fossil fuel, drying 1 cubic meter of wet wood typically emits approximately 0.98 ton of CO2 during the process. By using the waste heat generated by the vessel engines during shipping, the CO-Tech model reduces such CO2 emissions by over 80%. Based on the average international CEA price of €30/ton as of March 2020, the lowest price point in the past three years, and a voyage shipping 30,000 cubic meter of timber, the carbon trading income for each voyage can reach up to 3,500,000 Euros (approximately 4.1 million USD), assuming such a vessel operates four (4) voyages a year.

•        Advance in technology.    Caravelle plans to further digitalize its operations. Caravelle has been building in a real-time digital monitoring system for its onboard wood drying process as well as s real-time location system for its vessels. Caravelle plans to cooperate with SaaS and IOT providers to further improve the efficiency of the monitoring system in the wood desiccation process as well as the overall management. Caravelle is working on updating the monitoring system with the expectation of connecting it with one or more major carbon exchange markets so that the CEAs produced can become readily tradeable with the help of this system.

•        Research and development of the technology.    Caravelle is committed to long-term R&D investment to further expand its CO-Tech intellectual property portfolio, in addition to the 14 patents licensed from Dr. Zhang, Caravelle may obtain new IP rights under its own name.

•        Commercialization of wood vinegar.    Wood vinegar is a by-product of the CO-Tech wood desiccation process with huge potential. Wood vinegar is and can be (based on published and peer reviewed research) used widely for different purposes, such as raw materials for pharmaceuticals, food additives, dyes, deodorants, pesticides, soil conditioners, and plant growth promoters. Each voyage loading 30,000 cubic meter of wood can extract 5,000 tons of wood vinegar. According to research by Allied Market Research, the global wood vinegar market was valued at $4.5 million in 2019, and projected to reach $6.4 million by 2027, growing at a CAGR of 7%. Caravelle plans to merchandise the wood vinegar produced during the CO-Tech wood desiccation and thus broaden and diversify its business portfolio.

•        Risk related notification.    In fact, it is important to note that Caravelle’s CO-Tech Business has yet to launch, and all the revenue projections are based on business model assumptions. As of the date of this proxy statement/prospectus, As of the date of this proxy statement/prospectus, Caravelle’s current source of revenue is traditional ocean shipping. All business projections of the company are entirely based on the market research and industrial insight of the company. All potential risks such as operational risk, product defect recall risk, and system performance risk exist. The future financial forecast model makes a number of assumptions about market expectations for the CO-Tech Business, but because CO-Tech Business has yet to launch, all uncertainties ought to be considered.

•        Expand the CO-Tech model from the wood desiccation business.    Caravelle will initiate its CO-Tech business by combining wood desiccation with its international shipping business, from which Caravelle anticipates gaining and accumulating experience in dealing with carbon neutral related operations. As its CO-Tech business of wood desiccation continues to develop and evolve, Caravelle intends to commence its carbon neutral businesses in other industries beyond wood desiccation, such as pulp production.

•        Cautionary note regarding forward-looking statements. Given that Caravelle’s CO-Tech business has yet to launch, all the revenue projections of the CO-Tech business are based on business model assumptions. As of the date of this proxy statement/prospectus, Caravelle’s current source of revenue is traditional ocean shipping. All business projections of Caravelle are entirely based on the market research and industrial insights of Caravelle. Such projections take into account, and are subject to potential risks such as operational risk, product defect recall risk, and system performance risk. Such projections makes a number of assumptions about market expectations for the CO-Tech business, but because CO-Tech business has yet to launch, such assumptions may be disproven by future developments.

Management of Operations

General management

Overall responsibility for the oversight of the management of Caravelle rests with its board of directors. Caravelle Board and management team consist of experienced and versatile professionals that can meet the needs of its core business and daily operations. Caravelle conducts all of the financial and administrative management of its business by itself, and contracts for human resource, legal, tax and other specialist advice from reputable, arm’s length service providers when required.

Caravelle maintains a flat and function-oriented management structure. Mr. Dong Zhang, a veteran in the shipping industry and Caravelle’s Chief Shipping Officer, leads Caravelle’s international shipping business with his wide industry connections and rich experience in the international shipping business. Dr. Guohua Zhang, Caravelle’s founder and Chief Executive Officer, is spearheading the development of Caravelle’s CO-Tech sector with unique experience in the wood processing business and his insightful vision of carbon neutral technologies and markets.

Daily Operation Management

Daily operation decisions relating to the conduct of Caravelle’s business, including managing its shipping voyages, are made by officers and employees under guidance and authority from Caravelle Board in accordance with its governance framework.

Caravelle relies on the shipowners and the vessel crews engaged by the shipowners to operate the chartered vessels, including technical support in fuel procurement, crewing, maintenance, repairs, dry dockings, maintaining required vetting approvals, and ensuring compliance with certifications from the classification societies and all other applicable regulatory requirements.

Caravelle has an in-house management team for its CO-Tech business sector. Caravelle’s in-house team is responsible for the research and development of CO-Tech technologies. It developed a remote-control system monitoring the location of the vessels and the progress of wood desiccation on real-time basis.

Customers

The customer base of Caravelle’s international shipping business is mainly located in Asia but diversified across different Asian countries, such as Singapore, Dubai, Korea, Japan, and India. In both fiscal years 2020 and 2021, Caravelle derived more than 60% of its revenues from customers outside of China, and more than 70% of the cash transfer payments between Caravelle and its customers are between banks outside China, Hong Kong and Macau. The four largest customers by revenue in fiscal year 2021 are Navodaya Dmcc, based in Dubai, Bd Shipping Limited, based in Korea, New Highest Shipping Pte. Limited, based in Singapore, and Coromandel International Limited, based in India. The four largest in fiscal year 2020 are Navodaya Dmcc, based in Dubai, Coromandel International Limited, based in Korea, Marubeni-Itochu Steel Inc Tokyo, based in Japan, and New Highest Shipping Pte. Limited, based in Singapore.

Caravelle does not rely significantly on any particular customer. For the six months ended April 30, 2022 and the fiscal years ended October 31, 2021 and 2020, no customer accounted for more than 10% of Caravelle’s total revenues. As of April 30, 2022, one customer accounted for approximately 11% of the Group’s accounts receivable. As of October 31, 2021, two customers accounted for approximately 16% and 12% of Caravelle’s accounts receivable, respectively. As of October 31, 2020, one customer accounted for approximately 27% of Caravelle’s accounts receivable.

Suppliers

Caravelle’s key suppliers include the shipowners from whom it charters vessels and timber producers. Although Topsheen Shipping Limited supplies most of the ships for Caravelle’s shipping business, Caravelle also maintains long-term cordial relationships with other ship owners. Besides Topsheen Shipping Limited, the five largest suppliers of for Caravelle in fiscal year 2021 are Nova Petroleum (HK), GMT Shipping International, Hd Bunkering Pte Ltd, Tong Da Shipping Co., and World Fuel Services. As of the date of this proxy statement/prospectus, the key supplier of the CO-Tech business is Honest Timber Gabon Co. Ltd.

For the six months ended April 30, 2022, one related party supplier, Topsheen Shipping Limited, accounted for approximately 45% of the Group’s total purchases. For the year ended October 31, 2021, one related party supplier, Topsheen Shipping Limited, accounted for approximately 44% of the Group’s total purchases. For the year ended October 31, 2020, one related party supplier, Topsheen Shipping Limited, accounted for approximately 36% of the Group’s total purchases. As of April 30, 2022, no supplier accounted for more than 10% of the Group’s total accounts payable. As of October 31, 2021, one supplier accounted for approximately 98% of the Group’s total accounts payable. As of October 31, 2020, three suppliers accounted for approximately 42%, 41%, and 11% of the Group’s total accounts payable, respectively.

Industry Analysis

Caravelle is an ocean technology company providing international shipping services and pioneering a carbon neutral solution for wood desiccation — the company’s CO-Tech solution. Caravelle has invented and is in the process of commercializing a novel approach towards saving time, saving space, and repurposing of engine heat and by-products to integrate the traditional industries of international shipping and wood drying into a carbon neutral solution that satisfies both sets of demands.

Industry 1: International Shipping

International shipping offers economical and efficient long-distance transport and plays a pivotal role in the world economy. According to the data published by the International Chamber of Shipping, approximately 11 billion tons of goods are transported by ship each year, and as of 2019, the total value of the annual world shipping trade had reached more than 14 trillion US Dollars. According to the International Chamber of Shipping, shipping also offers the cheapest mode of transport per ton and enables the shipments of raw materials, such as, for each year, nearly 2 billion tons of crude oil, 1 billion tons of iron ore, and 350 million tons of grain, which shipments would not be possible by road, rail or air.

Maritime shipping is a highly cyclical industry. Such cyclicity is caused by the vessel supplies and cargo demand. Fluctuations in the shipping cycle are closely linked to those of the business cycle, where decreases or shrinkage in aggregate demand will mean lower demand for transport services, forcing shipping companies to build fewer ships and scrap some of those that are not in use. When demand increases, mainly due to changes in the world economy, supply is unable to quickly match it (it typically takes approximately 2 or 3 years to build a new ship), freight rates go up, and shipbuilding resumes, ultimately causing an oversupply which then pushes rates back down. The cycle operates due to a lack of synchronization in ship production and cargo demand (that responds to changes in production and trade).

According to a journal article published in Vol.11 No.10, October 2020 on Scientific Research, the average historical duration of shipping cycles from 1951 to 2020 was approximately six years.

Although the international maritime shipping industry suffered from COVID-19 in 2020, it has recovered from the initial shocks and regained momentum. According to the Shipping Review and Outlook for the year 2021 issued by Clarkson Research Services Limited (“CRSL”), the Clarkson Index, an indicator tracking the earning of vessels, has seen a 93% bump from the level of 2020, reaching $28,700/day, the highest level since 2008. According to Fortune Business Insights, the global cargo shipping market with an estimated size of 10.85 billion tons in 2020 is expected to reach 13.19 billion tons by 2028, registering a compound annual growth rate (“CAGR”) of 2.5% during the 2021-2028 forecast period. The rising demand for import and export activities, as well as the shipping’s efficiency and economy, are expected to boost cargo shipping. Furthermore, strict emission norms by governments are expected to foster the adoption of cargo shipping.

Additionally, the international maritime shipping industry is working to reduce carbon emissions and achieve Net Zero shipping. In November 2020, the International Maritime Organization (“IMO”) introduced new technical efficiency standards for ships, namely the Energy Efficient Ship Index (“EEXI”) and the Carbon Intensity Indicator Register (“CII”), which will further affect the supply of effective capacity. According to World Fleet Register, a database maintained by CRSL, the shipping industry is building more energy-efficient vessels to accommodate the “green trend.” Such technical improvements include the installation of de-sulphuration towers to reduce pollutant emissions, lubrication systems to reduce energy consumption, and other devices. Energy-efficient vessels with one or more of such improvements have a competitive edge over traditional vessels from rent levels, asset price and accessibility to financing. By October 2021, the tonnage of energy-efficient vessels has accounted for 26.8% of the total tonnage of the operating fleet worldwide.

According to a report by the International Chamber of Shipping (“ICS”) and Ricardo, a global engineering, environmental, and strategy consultancy, a massive increase in funding for research and development is essential to the global shipping industry’s goal of achieving zero carbon emissions by 2050. The report, “Zero Emission Blueprint for Shipping,” outlines the urgent steps that the shipping industry needs to take to radically shift away from the dominant propulsion technologies and fuels in less than three decades. Ricardo has identified a list of more than 260 R&D projects needed to overcome key technological and systemic challenges and accelerate the transition to a zero-carbon shipping industry. To fund the research and development of these projects, the report estimates a cost of $4.4 billion.

Industry 2: Wood Drying

Wood desiccation is a process that leads to the evaporation of timber in order to remove moisture. The main purpose of this process is to convert wood into a competitive commercial product. Wood desiccation is an essential process in the wood processing industry, without which wood products would rot and mold. The wood is considered “green” if its humidity is more than 35%. Dry wood has different humidity levels depending on the area where it is to be used, but typically below 20%: in constructions, 12-20%; on the outside, 15-17%; for burning,

20% and for furniture, 8-12%. Desiccated or dried wood is primarily used for construction material, furniture, and burning wood. According to an article published on Market Watch, the global dry construction material market was valued at USD 71,281.11 Million in the year 2018. According to the statistics published by the Food and Agriculture Organization of the United Nations, in 2019, the global demand for desiccated or dried wood reached 400 million m₃.

Broadly speaking, there are two methods by which timber can be dried: (i) natural drying or air drying, and (ii) artificial drying or kiln drying. Air drying is the drying of timber by exposing it to the air. Depending on the climate, it takes several months to a number of years to air-dry the wood. The process of kiln drying consists basically of introducing heat. The traditional kiln wood desiccation process is reliant on small and scattered drying kilns, using the conventional steam drying method that burns natural gas, petroleum, and coal. For this purpose, the timber is stacked in wood drying kilns, which are fitted with equipment for manipulation and control of the temperature and the relative humidity of the drying air. As a result, the drying kilns take up large landmasses. The lack of economy of scale further hinders the industry from upgrading technologies and equipment to improve efficiency and reduce cost. Furthermore, the transportation cost is high because the kilns are dispersed across different geographic areas.

In addition, based on a study by Dr. Zhang, 80% of the wood desiccation productivity employs the traditional steam drying method, which burns fossil fuels and releases greenhouse gases and other harmful gases, including SO₂, a major contributor to acid rain and soil acidification. The environmental challenges faced by the wood desiccation industry are also in need of effective solutions.

Currently, there is no kiln wood drying during the maritime shipping voyage, utilizing the waste heat and gas collected from the vessel’s diesel engine.

Industry 3: Carbon Trading

The Net Zero Target

196 signatories entered into the Paris Agreement in 2015, an international agreement setting the target for reducing carbon emissions. The parties have committed to limiting global warming to no higher than 2 degrees Celsius. To achieve such a goal, many governments have issued statements setting the target to achieve a balance between the amount of greenhouse gas emissions produced and the amount removed from the atmosphere (“Net Zero”).

In addition to the governmental initiatives, large companies have also launched sustainable development roadmaps and programs prioritizing environmental goals. For instance, Amazon.com, Inc. has committed to carbon neutrality by 2040; British Petroleum has committed to carbon neutrality by 2050; UPS has promised that, by 2025, 40% of its ground fuels will come from low-carbon or alternative fuels; Wal-Mart has set a goal of reducing emissions by 18% from its own operations by 2025, and by working with its suppliers to reduce emissions by one gigaton by 2030, and Microsoft has committed to be carbon negative by 2030.

Carbon Credit Trading

The transportation industry is a major carbon emitter. According to Maersk’s 2021 Sustainability Report, the annual greenhouse gas emission by the global transportation and logistics industry amounts to 3.5 billion tons. Several governments have set a clear Net-Zero target for the industry. Given that a vessel has an average 20-25 year life span, a zero-carbon emissions program must be implemented over the next decade for the maritime shipping companies to hit the Net-Zero target by 2050. Some of the industry leaders have made the step forward. In January 2022, the Maersk Group (A.P. Moller — Maersk), a leading container shipping company, announced that it Targets to achieve the Net-Zero goal by 2040, ten years earlier than its self-set target of 2050. Another major company in the maritime shipping industry, MSC Cruises, also released its statement of commitment to achieve Net-Zero by 2050.

However, the path to Net-Zero is not clear yet. According to a study by Hillhouse, an investment firm, In the shipping sector, renewable energy (such as hydro energy, biomass fuels and liquid ammonia) is not yet economically viable. Thus, more exploration and investment on the research and development for new technologies and business models is called for.

According to the World Bank, governments have devised two main types of carbon pricing approaches, carbon taxes and emissions trading systems (ETS). The carbon tax approach is straightforward — a price is set with a definitive tax rate on greenhouse gas emissions. In contrast, the ETS, also known as the “cap and trade” system, offers a market mechanism. With the total emissions capped, a national government grants certain allowances for the industries. Consequently, an industry with lower emissions will have extra allowances that they can sell, and the industries with high emissions can buy the allowances to keep their aggregate emissions below the cap.

Per Reuter’s report, the annual trade volume of the global market for CO₂ permits saw a 164% in 2021, reaching €760 billion ($851 billion). European Union’s Emissions Trading System (“EU ETS”) registered an annual trade volume of €683 billion, currently accounting for 90% of the global market. The EU ETS also saw the price of CO₂ jumping to €80 per ton, contributed by the EU’s ambitious goal to reduce emissions by 55% by the year 2030. The carbon trade market is expected to keep growing, with more companies committed to the Net-Zero goal as well as other factors, including increased fossil fuel prices.

Shipping + Wood Drying + Carbon Trading = Carbon Neutral Ocean Technology Industry

The Shipping, Wood Drying, and Carbon trading business lines integrate into Caravelle’s innovative new business, the Carbon Neutral ocean technology Business or CO-Tech business. This emerging industry and the solutions Caravelle promises to provide are expected to add value to the maritime transport process by recycling energy and achieving economic value and carbon neutrality. As of April 30, 2022, Caravelle’s CO-Tech business has yet to launch, has no historical operations and has yet to generate revenues.

Caravelle’s first CO-Tech project is a carbon neutral solution for wood desiccation over the maritime shipping process, which is expected to achieve both economic and environmental value through the integration of the wood drying and maritime transport industries. Caravelle anticipates to use its technology to recycle energy for wood drying by harvesting waste heat from shipping vessels’ engines. This process is expected to be more energy-efficient and environmentally friendly because it eliminates the need to burn fossil fuels in the wood drying process. Caravelle’s tests show that this maritime wood desiccation process reduce carbon emissions by over 80% compared with the traditional onshore wood desiccation model, and reduce energy costs at the same time. An industry-standard traditional coal-burning drying kiln with an annual desiccation capacity of 10,000 cubic meter wood emits approximately 40 kg of smog, 1,900 cubic meter of CO2, 45 cubic meter of SO2, and other greenhouse gas and pollutants including NO and other substances. By collecting and utilizing the waste gas and heat from the vessel, the CO-Tech eliminate the need for burning fossil fuel for wood desiccation, and thereby reducing the pollutants and greenhouse gas emission mentioned above.

As of the date of this proxy statement/prospectus, the CO-Tech business line has yet to launch. The CO-Tech model is expected to save time for drying, loading and unloading, shorten the delivery time of the entire industry chain by up to 50%, and reduce costs by at least 40%, per Caravelle’s experiments in peer reviewed research. Caravelle’s business model is expected to add value to the wood processing industry by full utilization of time spent on shipping and space on the vessels during shipping. The traditional wood drying business model typically spans multiple steps, including harvesting, onshore drying before being loaded on the vessels, loading and waiting at the port, shipping (about 45 days from Africa to China, and 14 days from Southeast Asia to China), customs clearance at the port, drying onshore if not dried prior to shipping, and arriving at the wood processing sites of dried wood purchasers. The entire timespan can take up to 90 days and shipping takes a large part of the time. In contrast, Caravelle’s CO-Tech vessels can dry the timber during transportation (15-45 days), depending on the tonnage, energy consumption, and other conditions of the vessel, thereby saving the time for onshore drying. Under the traditional model using a drying kiln, the market price for drying 1 cubic meter of wood is $60 to $100. In contrast, for a vessel already equipped with the CO-Tech desiccation equipment, which costs approximately $4.8 million and is expected to last ten years, it takes no additional cost in labor or fuel relative to traditional ocean shipping of wood to dry the wood, since the labor and fuel required for traditional ocean shipping would have then been repurposed to also accomplish wood drying, at the same place and the same time of shipping. A vessel covering the Afro-China line is expected to carry 40,000 cubic meter of wood per voyage, and is expected to ship timber from Africa to China twice a year. Thus each cubic meter of timber costs approximately $6 for Caravelle to desiccate. This cost includes only the depreciation and amortization expenses of the CO-Tech desiccation equipment since no additional fuel, labor, or other costs are required relative to traditional ocean shipping of wood. Compared with the traditional approach, the CO-Tech model significantly reduces the costs.

While the CO-Tech model is expected to contribute seaborne wood desiccation capacity in addition to the traditional drying kilns on land, it is also designed to respond to the global consensus that arose from the Paris Agreement to reduce carbon emissions. By recycling the waste heat and gas generated by the vessel engines, the CO-Tech model is expected to save approximately 400 kilograms of carbon emissions from per cubic meter of wood dried compared with the traditional drying model that burns coal.

In addition, Caravelle’s CO-Tech model might decrease the likelihood of acid rain by collecting wood vinegar from the wood desiccation process. Wood vinegar, also known as pyroligneous acid or wood acid, is a reddish-brown liquid that might be obtained during the wood desiccation process. In many instances, due to the lack of a proper capturing mechanism during the traditional wood drying process, wood vinegar directly evaporates and is discharged into the air. Such discharge of wood vinegar increases acid gas in the air and the likelihood of acid rain. In contrast, the CO-Tech model is designed to use an airtight solution to prevent the discharge of acid gas and collect wood vinegar, and might decrease the likelihood of acid rain. Wood vinegar can also help regenerate saline-alkaline soil, further achieving the environmental and economic goals. The wood vinegar collected from each cubic meter of wood dried can improve about 700 square meters of saline-alkali wasteland. Therefore the collection and utilization of wood vinegar are expected not only to reduce the ecological pollution caused by acid waste in the process of wood drying, but also to promote the improvement of saline-alkali land.

On top of the beneficial environmental impact, wood vinegar may be used for many purposes with market potential. According to research by Allied Market Research, the global wood vinegar market was valued at $4.5 million in 2019, and projected to reach $6.4 million by 2027, growing at a CAGR of 7%.

The new industry formed by the integration of the three industries is fully in line with the international trend towards environmental protection, energy conservation, low emissions, and sustainable development.

Insurance

Shipowners, not Caravelle, carry insurance covering risks related to vessel operations, such as mechanical and structural failure, hull damage and collision. Shippers are responsible for insurance covering cargo loss or damage. Caravelle purchases Charterer Liabilities insurance and FD&D insurance.

Legal Proceeding

Although Caravelle is not currently involved in any legal proceeding, it may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business, and such litigation and claims could have a material effect on Caravelle’s business, financial position, results of operations, cash flows or liquidity. From time to time, Caravelle may face claims that fall outside the scope of its insurance coverage. In respect of such claims, it purchases FD&D insurance, which is discretionary coverage for the costs of defending or prosecuting such claims (for example, claims of a purely contractual nature, or collection of freight and demurrage). Those claims, even if covered by insurance and/or lacking merit, could result in the expenditure of significant financial and managerial resources.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CARAVELLE

You should read the following discussion and analysis of Caravelle’s financial condition and results of operations in conjunction with Caravelle’s unaudited condensed consolidated financial statements for the six months ended April 30, 2022, audited consolidated financial statements for the years ended October 31, 2021 and 2020 and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Caravelle’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

Caravelle is an exempted company that was incorporated under the laws of the Cayman Islands on April 1, 2021 as a holding company. Caravelle and its subsidiaries (together the “Group”) is an international operator of ocean transportation service. Dr. Guohua Zhang (“Dr. Zhang”), the Chairman of the Board of Directors and Chief Executive Officer is the ultimate controlling shareholder (the “controlling shareholder”) of the Group.

Caravelle is engaged in the seaborne transportation service under voyage contracts as well as vessel services for vessels for and on behalf of ship owners. For the six months ended April 30, 2022 and 2021, Caravelle’s revenues were approximately $96.7 million and $60.7 million, respectively. For the six months ended April 30, 2022 and 2021, Caravelle had net income of approximately $20.2 million and $0.9 million, respectively. For the years ended October 31, 2021 and 2020, Caravelle’s revenues were approximately $122.0 million and $78.4 million, respectively. For the years ended October 31, 2021 and 2020, Caravelle had net income of approximately $10.3 million and net loss of approximately $5.8 million, respectively.

Reorganization

For the purpose of listing on the NASDAQ Capital market, a reorganization of Caravelle’s legal structure was completed on October 8, 2021. The reorganization involved the incorporation of Caravelle’s wholly-owned subsidiary — SGEX Group Co., Ltd (“SGEX”) and SGEX’s wholly-owned subsidiary — Singapore Garden Technology Pte. Ltd. (“Garden Technology”); and the transfer of all the shareholders’ equity interest in Topsheen Shipping Group Corporation (“Topsheen Samoa”) to SGEX on October 8, 2021.

Since Caravelle’s businesses are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of Caravelle and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

Key Factors that Affect Operating Results

Caravelle primarily derives freight revenue from voyage contracts and provide vessel service. Caravelle intends to continually enhance Caravelle’s freight services and acquire new customers by increasing Caravelle’s market penetration with deeper market coverage and a broader geographical reach. Caravelle’s ability to maintain and expand Caravelle’s customer base affects Caravelle’s operating results.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. Caravelle is exposed to the market risks described below.

Foreign Exchange Rate Risk.    Caravelle generates all of Caravelle’s revenues in U.S. dollars, but currently incur some of Caravelle’s costs and Caravelle’s operating expenses (around 2%, 4% and 9% for the six months ended April 30, 2022 and the years ended October 31, 2021 and 2020) in currencies other than the U.S. dollar, primarily the Euro and Singapore Dollar. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to Caravelle of paying such expenses. The portion of Caravelle’s expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Currently, Caravelle does not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, Caravelle’s is not engaged in derivative instruments to hedge part of those expenses.

Interest Rate Risk.    On April 9, 2020, Caravelle signed a loan agreement with DBS Bank Ltd. to obtain a five-year loan of $3,517,906 (or SGD 5,000,000). The loan bears a fixed interest rate of 3% per annum. Caravelle is required to pay interest for the first twelve months and repay monthly instalments comprising principal and interest thereafter. As of April 30, 2022, October 31, 2021 and 2020 the balance was $2,827,281, $3,352,464 and $3,517,906, respectively. Caravelle is exposed to market risks associated with changes in interest rates relating to our loan facility if Caravelle needs to renew the loan in the future.

Inflation risk.    Caravelle’s operations expose it to the effects of inflation. In the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and Caravelle in particular may not be able to offset such costs sufficiently, in which case Caravelle’s cash flows and results would be negatively impacted.

Recent Development

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of calendar year 2020, which has caused significant volatility in the PRC and international markets. In fiscal year 2020, the COVID-19 pandemic had a material impact on Caravelle’s financial positions and operating results. Caravelle incurred a gross loss in fiscal year 2020 due to low ocean freight price and shorter voyage days under the impact of COVID-19. The quarantines and travel restriction also caused congestions in ports, which caused higher port fees and longer idle time.

Freight shipping rates rose in second half 2020, and continue to climb in 2021, especially for international shipping prices. International shipping prices are being driven by a commodity boom, high demand for shipping and congestions at ports as parts of the world economy recover from the pandemic. For the six months ended April 30, 2022, Caravelle’s revenue reached approximately $96.7 million, an increase of approximately $36.0 million or 59.4% from approximately $60.7 million for the six months ended April 30, 2021. For the year ended October 31, 2021, Caravelle’s revenue reached approximately $122.0 million, an increase of approximately $43.6 million or 55.7% from approximately $78.4 million for the fiscal year ended October 31, 2020. The increase was mainly attributable to increased ocean freight price and more voyage days completed. For the six months ended April 30, 2022, Caravelle’s net income was approximately $20.2 million, compared to a net income of approximately $0.9 million for the six months ended April 30, 2021. For the year ended October 31, 2021, Caravelle’s net income was approximately $10.3 million, compared to a net loss of approximately $5.8 million for the fiscal year ended October 31, 2020.

The extent of the impact on Caravelle’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, Caravelle is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Results of Operations

For the six months ended April 30, 2022 and 2021

The following table summarizes the results of Caravelle’s operations for the six months ended April 30, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Six Months Ended April 30,
	2022	2021	Change	% Change
REVENUE:
Ocean freight revenue	$88,960,921	$57,253,171	$31,707,750	55.4%
Vessel service revenue	7,711,755	3,406,225	4,305,530	126.4%
Total revenue	96,672,676	60,659,396	36,013,280	59.4%
COST OF REVENUE:
Cost of revenues	74,882,496	58,645,588	16,236,908	27.7%
GROSS PROFIT	21,790,180	2,013,808	19,776,372	982.0%

OPERATING EXPENSES:
Selling Expense	16,341	—	16,341	100.0%
General and administrative expenses	1,639,146	922,571	716,575	77.7%
Total operating expenses	1,655,487	922,571	732,916	79.4%
INCOME FROM OPERATIONS	20,134,693	1,091,237	19,043,456	1745.1%

OTHER INCOME (EXPENSE):
Interest expense	(51,370)	(64,230)	12,860	(20.0)%
Other (expense)income, net	71,645	(150,118)	221,763	(147.7)%
INCOME BEFORE INCOME TAXES	20,154,968	876,889	19,278,079	2198.5%

PROVISION FOR INCOME TAXES	645	1,905	(1,260)	(66.1)%
NET INCOME	$20,154,323	$874,984	$19,279,339	2203.4%

Revenues

For the six months ended April 30, 2022, Caravelle’s total revenue was approximately $96.7 million as compared to approximately $60.7 million for the six months ended April 30, 2021. Revenue increased by approximately $36.0 million, or 59.4%. The overall increase in revenue was primarily attributable to increase by international shipping prices during the six months ended April 30, 2022.

Revenue from ocean freight increased by approximately $31.7 million or 55.4% from approximately $57.3 million in the six months ended April 30, 2021 to approximately $89.0 million in the six months ended April 30, 2022. The increase was contributed by higher price charged in the six months ended April 30, 2022. International shipping prices are being driven by a commodity boom, high demand for shipping as parts of the world economy recover from the pandemic. Number of total voyage days was 1,729 days for the six months ended April 30, 2022, decreased by 933 days from 2,662 days for the six months ended April 30, 2021. Average charge per day was approximately $51,452 per day for the six months ended April 30, 2022, increased by $29,947 from $21,505 per day for the six months ended April 30, 2021.

Revenue from vessel service increased by approximately $4.3 million or 126.4 % from approximately $3.4 million in the six months ended April 30, 2021 to approximately $7.7 million in the six months ended April 30, 2022. Number of total voyage days was 692 days for the six months ended April 30, 2022, increased by 137 days from 555 days for the six months ended April 30, 2021. Average charge per day was $11,144 per day for the six months ended April 30, 2022, increased by $5,011 from $6,133 per day for the six months ended April 30, 2021.

Cost of Revenues

Caravelle’s cost of revenues mainly consists of ocean freight expense related to revenue contracts such as ship lease, oil, port fee and others. As a result of high demand of international freight and higher oil price, Caravelle’s cost amounted to approximately $74.9 million for the six months ended April 30, 2022, representing an increase of approximately $16.2 million or 27.7 % compared to approximately $58.6 million for the six months ended April 30, 2021. Ship lease expense was approximately $45.5 million for the six months ended April 30, 2022, representing an increase of approximately $20.8 million compared to approximately $24.7 million for the six months ended April 30, 2021. Oil expense was approximately $15.3 million for the six months ended April 30, 2022, representing a decrease of approximately $0.4 million compared to approximately $15.7 million for the six months ended April 30, 2021. Port fee was approximately $11.5 million for the six months ended April 30, 2022, representing a decrease of approximately $4.6 million compared to approximately $16.1 million for the six months ended April 30, 2021 due to Caravelle actively avoided congestions in current period.

Gross profit

	For the Six Months Ended April 30,
	2022		2021
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Total gross profit	$21,790,180	22.5%	$2,013,808	3.3%

Caravelle’s gross profit amounted to approximately $21.8 million for the six months ended April 30, 2022, compared to a gross profit of approximately $2.0 million for the six months ended April 30, 2021. Gross margin as a percent of overall revenue for the six months ended April 30, 2022 and 2021 was 22.5% and 3.3%, respectively. The increase in gross margin was primarily due to increase of ocean freight prices in current period was at higher portion than the increase in ocean freight costs.

Operating Expenses

	For the Six Months Ended April 30,
	2022	2021	Change	% Change
OPERATING EXPENSES:
Selling	$16,341	$—	$16,341	100%
General and administrative	1,639,146	922,571	716,575	77.7%
Total operating expenses	$1,655,487	$922,571	$732,916	79.4%

Caravelle’s operating expenses consist of selling expense and general and administrative expense. Operating expenses increased by approximately $0.7 million, or 79.4%, from approximately $0.9 million for the six months ended April 30, 2021 to approximately $1.7 million for the six months ended April 30, 2022. The increase in Caravelle’s operating expenses was primarily due to approximately $0.7 million increase in general and administrative.

Selling expense primarily consisted of salary and compensation relating to Caravelle’s sales personnel. Sales expense amounted to $16,341 for the six months ended April 30, 2022, which was attributed to Caravelle’s newly incorporated subsidiary Singapore Garden Technology Pte. Ltd.

General and administrative primarily consisted of salary and compensation expenses relating to Caravelle’s accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.7 million or 77.7% from approximately $0.9 million in the six months ended April 30, 2021 to approximately $1.6 million in the six months ended April 30, 2022 mainly due to increased salary expense and legal and other professional services fees related to Caravelle’s plan to participate in a merger and raise capital.

Other Income(Expenses), net

Other expense, net primarily consists of interest expense, foreign transaction exchange loss and others. Other income, net consists of foreign transaction exchange gain and government subsidies. Other income, net was $20,275 in the six months ended April 30, 2022, as compared to a other expense, net of approximately $214,348 in the six months ended April 30, 2021 due to the following reasons: (1) Interest expense decreased by $12,860 to $51,370 in the six months ended April 30, 2022 from $64,230 in the six months ended April 30, 2021 as a result of lower average loan balance. (2) Other income, net was $71,645 in the six months ended April 30, 2022, compared to an other expense, net of $150,118 in the six months ended April 30, 2021 as a result of exchange gain and government grant received in current period.

Provision for Income Taxes

Caravelle’s provision for income taxes was $645 and $1,905 for the six months ended April 30, 2022 and 2021, respectively. Topsheen Shipping is eligible and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity in Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval.

Net Income

As a result of the foregoing, net income amounted to approximately $20.2 million for the six months ended April 30, 2022, compared to approximately $0.9 million for the six months ended April 30, 2021.

For the years ended October 31, 2021 and 2020

The following table summarizes the results of Caravelle’s operations for the years ended October 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Years Ended October 31,		Change	% Change
	2021	2020
REVENUE:
Ocean freight revenue	110,113,752	77,301,897	32,811,855	42.4%
Vessel service revenue	11,847,305	1,049,551	10,797,754	1,028.8%
Total revenue	$121,961,057	78,351,448	43,609,609	55.7%
COST OF REVENUE:
Cost of revenues	109,008,853	82,290,135	26,718,718	32.5%
GROSS PROFIT (LOSS)	12,952,204	(3,938,687)	16,890,891	(428.8)%

OPERATING EXPENSES:
Selling Expense	27,452	—	27,452	100%
General and administrative expenses	2,443,537	1,792,779	650,758	36.3%
Total operating expenses	2,470,989	1,792,779	678,210	37.8%
INCOME (LOSS) FROM OPERATIONS	10,481,215	(5,731,466)	16,212,681	(282.9)%

OTHER INCOME (EXPENSE):
Interest income	5	7,607	(7,602)	(99.9)%
Interest expense	(122,392)	(60,256)	(62,136)	103.1%
Other (expense)income, net	(100,093)	25,486	(125,579)	(492.7)%
INCOME (LOSS) BEFORE INCOME TAXES	10,258,735	(5,758,629)	16,017,364	(278.1)%

PROVISION FOR INCOME TAXES	2,113	2,357	(244)	(10.4)%
NET INCOME (LOSS)	10,256,622	(5,760,986)	16,017,608	(278.0)%

Revenues

For the year ended October 31, 2021, Caravelle’s total revenue was approximately $122.0 million as compared to approximately $78.4 million for the year ended October 31, 2020. Revenue increased by approximately $43.6 million, or 55.7%. The overall increase in revenue was primarily attributable to increased ocean freight price and more voyage days completed during the year ended October 31, 2021.

Revenue from ocean freight increased by approximately $32.8 million or 42.4% from approximately $77.3 million in the year ended October 31, 2020 to approximately $110.1 million in the year ended October 31, 2021. The increase was contributed by increase of total voyage days and higher price charged in the year ended October 31, 2021. Freight shipping rates rose in second half 2020, and continue to climb in 2021, especially for international shipping prices. International shipping prices are being driven by a commodity boom, high demand for shipping and congestions at ports as parts of the world economy recover from the pandemic. Number of total voyage days was 4,282 days for the year ended October 31, 2021, increased by 664 days from 3,618 days for the year ended October 31, 2020. Average charge per day was approximately $25,715 per day for the year ended October 31, 2021, increased by $4,352 from $21,364 per day for the year ended October 31, 2020.

Revenue from vessel service increased by approximately $10.8 million or 1,028.8% from approximately $1.0 million in the year ended October 31, 2020 to approximately $11.8 million in the year ended October 31, 2021. Number of total voyage days was 1,145 days for the year ended October 31, 2021, increased by 562 days from 583 days for the year ended October 31, 2020. Average charge per day was $10,344 per day for the year ended October 31, 2021, increased by $8,544 from $1,799 per day for the year ended October 31, 2020.

Cost of Revenues

Caravelle’s cost of revenues mainly consists of ocean freight expense related to revenue contracts such as ship lease, oil, port fee and others. As a result of high demand of international freight and more voyage days, Caravelle’s cost amounted to approximately $109.0 million for the year ended October 31, 2021, representing an increase of approximately $26.7 million or 32.5% compared to approximately $82.3 million for the year ended October 31, 2020. Ship lease expense was approximately $55.6 million for the year ended October 31, 2021, representing an increase of approximately $23.1 million compared to approximately $32.4 million for the year ended October 31, 2020. Oil expense was approximately $26.5 million for the year ended October 31, 2021, representing an increase of approximately $5.7 million compared to approximately $20.8 million for the year ended October 31, 2020. Port fee was approximately $23.8 million for the year ended October 31, 2021, representing a decrease of approximately $0.7 million compared to approximately $24.5 million for the year ended October 31, 2020 due to Caravelle actively avoided congestions in current year.

Gross profit

	For the Years Ended October 31,
	2021		2020
GROSS PROFIT (LOSS)	Gross Profit	Gross Margin	Gross Loss	Gross Margin
Total gross profit (loss)	$12,952,204	10.6%	$(3,938,687)	(5.0)%

Caravelle’s gross profit amounted to approximately $13.0 million for the year ended October 31, 2021, compared to a gross loss of approximately $3.9 million for the year ended October 31, 2020. Gross margin as a percent of overall revenue for the year ended October 31, 2021 and 2020 was 10.6% and negative 5.0%, respectively. Caravelle incurred a gross loss in fiscal year 2020 mainly due to low ocean freight price and shorter voyage days under the impact of COVID-19. The quarantines and travel restriction also caused congestions in ports, which caused higher port fees and longer idle time. The increase in gross margin was primarily due to increase of ocean freight prices outpaced increase of cost in current year.

Operating Expenses

	For the Years Ended October 31,
	2021	2020	Change	% Change
OPERATING EXPENSES:
Selling	$27,452	$—	$27,452	100%
General and administrative	2,443,537	1,792,779	650,758	36.3%
Total operating expenses	$2,470,989	$1,792,779	$678,210	37.8%

Caravelle’s operating expenses consist of selling expense and general and administrative expense. Operating expenses increased by approximately $0.7 million, or 37.8%, from approximately $1.8 million for the year ended October 31, 2020 to approximately $2.5 million for the year ended October 31, 2021. The increase in Caravelle’s operating expenses was primarily due to approximately $0.7 million increase in general and administrative.

Selling expense primarily consisted of salary and compensation relating to Caravelle’s sales personnel. Sales expense amounted to $27,452 for the year ended October 31, 2021, which was attributed to Caravelle’s newly incorporated subsidiary Singapore Garden Technology Pte. Ltd.

General and administrative primarily consisted of salary and compensation expenses relating to Caravelle’s accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.7 million or 36.3% from approximately $1.8 million in the year ended October 31, 2020 to approximately $2.4 million in the year ended October 31, 2021 mainly due to increased salary expense and legal and other professional services fees related to Caravelle’s plan to participate in a merger and raise capital.

Other Expenses, net

Other expense, net primarily consists of interest expense and others. Other expense, net was approximately $222,000 in the year ended October 31, 2021, representing an increase of approximately $195,000, or approximately 719.1%, as compared to approximately $27,000 in the year ended October 31, 2020 due to the following reasons: (1) Interest income decreased by $7,602 in the year ended October 31, 2021. (2) Interest expense increased by approximately $62,000 to approximately $122,000 in the year ended October 31, 2021 from approximately $60,000 in the year ended October 31, 2020 as a result of higher average loan balance. (3) Other expense, net was $100,093 in the year ended October 31, 2021, compared to another income, net of $25,486 in the year ended October 31, 2020 as a result of higher exchange loss and less government grant received in current year.

Provision for Income Taxes

Caravelle’s provision for income taxes was $2,113 and $2,357 for the years ended October 31, 2021 and 2020, respectively. Topsheen Shipping is eligible and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity in Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval.

Net Income (loss)

As a result of the foregoing, net income amounted to approximately $10.3 million for the year ended October 31, 2021, compared to a net loss of approximately $5.8 million for the year ended October 31, 2020.

Liquidity and Capital Resources

Substantially all of Caravelle’s operations are conducted in Singapore and all of Caravelle’s revenue, expenses, and cash are denominated in USD. As of April 30, 2022 and October 31, 2021, cash and cash equivalent of approximately $22.3 million and $10.4 million, respectively, were fully held by Caravelle and its subsidiaries in Singapore.

Caravelle is a holding company with no material operations of its own. Caravelle conducts Caravelle’s operations primarily through Caravelle’s subsidiaries in Singapore. As a result, Caravelle’s ability to pay dividends depends upon dividends paid by Caravelle’s subsidiaries. Caravelle’s subsidiaries in Singapore is permitted to pay dividends to Caravelle only out of its retained earnings, if any, as determined in accordance with Singapore accounting standards and regulations. Caravelle would need to accrue and pay withholding taxes if Caravelle were to distribute funds from Caravelle’s subsidiaries in Singapore to Caravelle.

In assessing Caravelle’s liquidity, Caravelle monitors and analyze Caravelle’s cash on hand, Caravelle’s ability to generate sufficient revenue sources in the future and Caravelle’s operating and capital expenditure commitments. As of April 30, 2022 and October 31, 2021, Caravelle had cash and cash equivalent of approximately $22.3 million and $10.4 million, respectively. As of April 30, 2022, Caravelle’s current assets were approximately $46.4 million, and Caravelle’s current liabilities were approximately $26.1 million, which resulted in a working capital of approximately $20.3 million. Caravelle’s operating cash inflows amounted to approximately $23.1 million, $0.6 million and $1.1 million for the six months ended April 30, 2022 and for the years ended October 31, 2021 and 2020. Caravelle has historically funded Caravelle’s working capital needs primarily from operations, bank loans, advance payments from customers and contributions by shareholders. Caravelle’s working capital requirements are affected by the efficiency of Caravelle’s operations, the numerical volume and dollar value of Caravelle’s revenue contracts, the progress or execution on Caravelle’s customer contracts, and the timing of accounts receivable collections.

In addition, Caravelle expects to acquire 8 vessels by the end of 2023. In 2024 and 2025, it expects to further acquire 2 to 3 vessels each year, depending on the market condition and its business needs. Caravelle tends to purchase older vessel as a more reasonable option, since the lower fuel efficiency of the older vessel can be more effectively improved by CO-Techs’s modifications. Caravelle is typically only obligated to pay around 20% of the total purchase price as down payment to obtain ownership of ships, with the later installments paid over several years in a negotiable schedule analogous to real estate mortgage payment schedules. Caravelle believes that a reasonable total purchase price for an older vessel unit required for CO-Tech business line is around $5 million — $10 million per vessel. On May 20, 2022, Caravelle entered into a vessel purchase agreement with a related party — Beijing Hanpu Technology Co., Ltd. to acquire a testing vessel for the purpose of testing and trial operation with the total purchase price of approximately $0.5 million. The testing vessel was delivered to the Company on June 6, 2022. At the date of this filing, Caravelle has not entered into any other vessel purchase contracts. On April 20, 2022, Caravelle entered into a strategic sales contract with New Galion Group (HK) CO LTD (“New Galion”). Pursuant to the contract, Caravelle shall purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems from New Galion for total consideration approximately of HK Dollar 127.0 million (approximately $16 million). On June 20, 2022, Caravelle entered into a supplemental agreement with New Galion to defer to the delivery schedule of the first set of System to suit Caravelle’s needs. As of the date of this filing, Caravelle has not made any payments to New Galion. Caravelle may raise additional capital to fund its Co-Tech business related capital expenditures, operating expenses and working capital and other requirements, including, among others, obtaining equity capital, new debt, or any combination of these or other potential sources of capital. Caravelle may not be able to raise capital when needed on terms that are favorable to it or its stockholders or at all. Any inability to raise necessary capital may impair its ability to develop Co-Tech business.

Caravelle’s management believes that current levels of cash and cash flows from operations will be sufficient to meet Caravelle’s anticipated cash needs for at least the next 12 months from the date of the issuance of this report.

The following summarizes the key components of Caravelle’s cash flows for the six months ended April 30, 2022 and 2021.

	For the Six Months Ended April 30,
	2022	2021
Net cash provided by (used in) operating activities	$23,061,478	$(3,388,467)
Net cash provided by investing activities	—	—
Net cash used in financing activities	(11,098,762)	(524,448)
Net increase (decrease) in cash	$11,962,716	$(3,912,915)

Operating Activities

Net cash provided by operating activities was approximately $23.1 million for the six months ended April 30, 2022, as compared to approximately $3.4 million net cash used in operating activities for the six months ended April 30, 2021. Cash provided by operating activities for the six months ended April 30, 2022 mainly consisted of net income of approximately $20.2 million, an increase of approximately $11.0 million in advance from customers due to more customer order received, an increase of approximately $2.3 million in accounts payables due to increased cost, offset by an increase of approximately $6.6 million in accounts receivable which was inline with the revenue increase, an increase of approximately $1.3 million in prepayment and other assets due to increase in prepaid fuel cost, and a decrease of approximately $2.6 million in accrued expenses and other liabilities due to less accrued contract loss as of April 30, 2022 compared to that as of October 31, 2021.

Net cash used in operating activities was approximately $3.4 million for the six months ended April 30, 2021. Net cash used in operating activities for the six months ended April 30, 2021 mainly consisted of net income of approximately $0.9 million, an increase of approximately $2.7 million in advance from customers, an increase of approximately $2.3 million in accounts payables, offset by an increase of approximately $4.3 million in accounts receivable, an increase of approximately $2.3 million in prepayment and other assets, and a decrease of approximately $2.7 million in accrued expenses and other liabilities.

Investing Activities

Net cash provided by investing activities for the six months ended April 30, 2022 and 2021 were $nil.

Financing Activities

Net cash used in financing activities was approximately $11.1 million for the six months ended April 30, 2022, mainly consisted of payment to related parties approximately $6.4 million, loan from related parties approximately $1.0 million, dividends to shareholders of approximately $5.2 million and repayment of long-term bank loan of approximately $0.5 million. Net cash used in financing activities for the six months ended April 30, 2021 was approximately $0.5 million, including net payment to related parties of approximately $0.8 million and proceeds from long-term bank loan of approximately $0.2 million.

The following summarizes the key components of Caravelle’s cash flows for the years ended October 31, 2021 and 2020.

	For the Years Ended October 31,
	2021	2020
Net cash provided by operating activities	$632,490	$1,104,431
Net cash provided by (used in) investing activities	300,000	(301,563)
Net cash provided by financing activities	1,306,065	4,887,409
Net increase in cash	$2,238,555	$5,690,277

Operating Activities

Net cash provided by operating activities was approximately $0.6 million for the year ended October 31, 2021, as compared to approximately $1.1 million net cash provided by operating activities for the year ended October 31, 2020. Cash provided by operating activities for the year ended October 31, 2021 mainly consisted of net income of approximately $10.3 million, an increase of approximately $0.4 million in advance from customers, an increase of approximately $5.4 million in accounts receivable due to increased revenue for the year ended October 31, 2021, an increase of approximately $3.7 million in prepayment and other assets, and decrease of approximately $1.2 million in accrued expenses and other liabilities.

Net cash provided by operating activities was approximately $1.1 million for the year ended October 31, 2020. Net cash provided by operating activities for the year ended October 31, 2020 mainly consisted of net loss of approximately $5.8 million, offset by an increase of approximately $4.6 million in advance from customers due to more customer orders received, an increase of approximately $2.6 million in accrued expense and other liabilities.

Investing Activities

Net cash used in investing activities for the year ended October 31, 2020 was $301,563, mainly investment in a certificate of deposit of $300,000. Cash provided by investing activities for the year ended October 31, 2021 was $300,000, caused by reclassification of the certificate of deposit to cash equivalent due to maturity date less than three months.

Financing Activities

Net cash provided by financing activities was approximately $1.3 million for the year ended October 31, 2021, mainly consisted of loan proceeds from related parties approximately $1.4 million, capital contribution of $0.1 million and repayment of long-term bank loan of approximately $0.2 million. Net cash provided by financing activities for the year ended October 31, 2020 was approximately $4.9 million, including proceeds from bank loans of approximately $4.4 million and net proceeds from related parties loans of approximately $0.5 million.

Capital Expenditures

Caravelle made capital expenditures of approximately $nil, $nil and $1,563 for the six months ended April 30, 2022 and the years ended October 31, 2021 and 2020, respectively. Caravelle’s capital expenditures were mainly used for purchases of equipment.

Contractual Obligations

Caravelle had outstanding bank loans of approximately $3,744,204 and $4,269,387 as of April 30, 2022 and October 31, 2021, respectively. Caravelle has also entered into non-cancellable operating lease agreements to rent factory and office spaces. The lease agreements will expire on September 30, 2023.

The following table sets forth Caravelle’s contractual obligations and commercial commitments as of April 30, 2022:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$87,640	$77,508	$10,132	$—	$—
Bank loan	3,744,204	888,407	1,858,673	80,201	916,923
Total	$3,831,844	$965,915	$1,868,805	$80,201	$916,923

The following table sets forth Caravelle’s contractual obligations and commercial commitments as of October 31, 2021:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$133,814	$87,474	$46,340	$—	$—
Bank loan	4,269,387	899,581	2,452,883	—	916,923
Total	$4,403,201	$987,055	$2,499,223	$—	$916,923

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the six months ended April 30, 2022 and the years ended October 31, 2021 and 2020 that have or that in the opinion of management are likely to have, a current or future material effect on Caravelle’s financial condition or results of operations.

Critical Accounting Policies

Caravelle prepares its consolidated financial statements in conformity with U.S. GAAP, which requires Caravelle to make judgments, estimates and assumptions that affect Caravelle’s reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, Caravelle continually evaluates these estimates and assumptions based on the most recently available information, Caravelle’s own historical experience and various other assumptions that Caravelle believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from Caravelle’s expectations as a result of changes in Caravelle’s estimates.

Caravelle believes that the following accounting policies involve a higher degree of judgment and complexity in their application and require Caravelle to make significant accounting estimates. Accordingly, these are the policies Caravelle believes are the most critical to understanding and evaluating Caravelle’s consolidated financial condition and results of operations.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to useful lives of property and equipment, the recoverability of long-lived assets, allowance for doubtful accounts, revenue recognition and uncertain tax position, realization of deferred tax assets. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. Most accounts receivable are collected within one month. Caravelle usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. Caravelle establishes a provision for doubtful receivables when there is objective evidence that Caravelle may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was recorded as of April 30, 2022, October 31, 2021 and 2020, respectively.

Prepayments and other assets

Prepayment and other assets primarily consist of prepayment for fuel and other costs, prepayment for key man insurance and advances to employees, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Caravelle considers the balances to be impaired if the collectability of the balances becomes doubtful. Caravelle uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was recorded as of April 30, 2022, October 31, 2021 and 2020, respectively.

Impairment of Long-lived Assets

Caravelle reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of April 30, 2022, October 31, 2021 and 2020.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of Caravelle’s financial instruments, including cash, advances to suppliers, prepayments and other current assets, accounts payable, advance from customers, accrued expenses, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities. Caravelle determined that the carrying value of the long term bank loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Revenue recognition

The Group is an international operator of comprehensive ocean transportation service. On November 1, 2019, the Group has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group primarily derives its freight revenue from voyage contracts and provides vessel service.

In accordance with ASC 606, the Group evaluates whether Caravelle’s businesses themselves promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Based on the evaluation of the control model, the Group determined that the Group is the principal to the transaction for voyage contracts and the related revenue from voyage contracts is recognized on a gross basis based on the transfer of control to the customer. The Group’s vessel service contracts engage in certain transactions wherein the Group act as an agent of ship owners. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions and taxes and duties.

Revenue from voyage contracts

Under a voyage contract, the Group is engaged to provide the transportation of cargo between specific ports in return for ocean freight payment of an agreed upon freight per ton of cargo. The Group’s voyage contracts generally do not contain cancellable provisions. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. For the voyage contracts, the customer simultaneously receives and consumes the benefits provided by the company performance over the voyage period because of the continuous transfer of control to the customer. Customers receive the benefit of Caravelle’s services as the goods are transported from one location to another. If Caravelle was unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, the Group recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expense and other ocean transportation operating costs are charged to operating costs as incurred.

Revenue from vessel services

The Group contracts with various customers to carry out vessel services for vessels as agents for and on behalf of ship owners. These services include lease of vessels and commercial management. As the operator of the vessels, Caravelle undertakes to use its best endeavors to provide the agreed vessel services as agents for and on behalf of the ship owners and to protect and promote the interest of the ship owners in all matters relating to the provision of services. Most of the vessel service agreements span within one year and are typically billed on a monthly basis. The Vessel service revenue is recorded on a net basis. Net revenue includes billings to customers less voyage operating charges, including transportation or handling costs, fees, commissions, and taxes. The Group transfers control of the service to the customer and satisfies its performance obligation over the term of the contract, and therefore recognized revenue over the term of the contract.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable net of allowance for doubtful accounts were $14,425,019, $7,826,711 and $2,417,594 as of April 30, 2022, October 31, 2021 and 2020, respectively. Contract liabilities are reflected as advance from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfillment of performance obligations. As of April 30, 2022, October 31, 2021 and 2020, the advances from customer amounted to $17,218,980, $6,182,479 and $5,788,258, respectively, which were expected to be recognized as revenue within 12 months.

For the six months ended April 30, 2022 and 2021, the disaggregation of revenue is as follows:

	For the Six Months Ended April 30,
	2022	2021
Ocean freight revenue	$88,960,921	$57,253,171
Vessel service revenue	7,711,755	3,406,225
Total	$96,672,676	$60,659,396

For the years ended October 31, 2021 and 2020, the disaggregation of revenue is as follows:

	For the years ended October 31,
	2021	2020
Ocean freight revenue	$110,113,752	$77,301,897
Vessel service revenue	11,847,305	1,049,551
Total	$121,961,057	$78,351,448

Income taxes

Caravelle accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended April 30, 2022 and the years ended October 31, 2021 and 2020.

Earnings per Share

Caravelle computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of April 30, 2022, October 31, 2021 and 2020., there were no dilutive shares.

Risks and Uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. As a result of the pandemic of COVID-19 in Asia countries, the United States and the world, Caravelle’s operations have been, and may continue to be, adversely impacted by disruptions in business activities, commercial transactions and general uncertainties surrounding the duration of the outbreaks and the various governments’ business, travel and other restrictions. The COVID-19 virus has led many ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production and closure of businesses and facilities and reduced consumer demand. The duration and severity of this global health emergency and related disruptions remains uncertain. Moreover, because Caravelle’s vessels travel to ports in countries in which cases of COVID-19 have been reported, Caravelle faces risks to Caravelle’s personnel and operations. Such risks include delays in the loading and discharging of cargo on or from Caravelle’s vessels, difficulties in carrying out crew changes, off time due to quarantine regulations, delays and expenses in finding substitute crew members if any of Caravelle’s vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions. In fiscal year 2020, the COVID-19 pandemic had a material net impact on Caravelle’s financial positions and operating results. Caravelle incurred a gross loss in fiscal year 2020 due to low ocean freight price and shorter voyage days under the impact of COVID-19. The quarantines and travel restriction also caused congestions in ports, which caused higher port fees and longer idle time. The COVID-19 pandemic did not have a material net impact on the Group’s financial positions and operating results for the six months ended April 30, 2022 and the year ended October 31, 2021. The extent of the impact on the Group’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Group is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of Caravelle’s Consolidated Financial Statements.

PACIFICO’S BUSINESS

Pacifico Acquisition Corp. is a blank check company incorporated as a Delaware corporation on March 2, 2021. Pacifico was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On September 16, 2021, Pacifico sold 5,000,000 Public Units at a price of $10.00 per Public Unit, generating gross proceeds of $50,000,000 related to its IPO. Each Public Unit consists of one Public Share and one Public Right. Each Public Right will convert into one-tenth (1/10) of one PubCo Ordinary Share upon the consummation of the Business Combination. Pacifico granted the underwriters a 45-day option to purchase up to 750,000 Public Units to cover over-allotments, if any. On September 22, 2021, the underwriters fully exercised the option and purchased 750,000 additional Public Units (the “Over-allotment Units”), generating gross proceeds of $7,500,000.

Concurrently with the closing of Pacifico’s IPO, the Sponsor and Chardan (and/or their designees) purchased an aggregate of 281,250 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,812,500 in a private placement. Upon the closing of the Over-allotment Units on September 22, 2021, Pacifico consummated the private placement sale of 26,250 Additional Private Units to the Sponsor and Chardan at a price of $10.00 per Additional Private Unit, generating gross proceeds of $262,500.

The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If Pacifico does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

As of December 31, 2021, cash of $217,818 were held outside of the Trust Account and is available for working capital purposes. As of June 30, 2022, cash of $41,949 were held outside of the Trust Account and is available for working capital purposes.

Upon closing of the IPO, the Private Units, the sale of the Over-allotment Units and the sale of the Additional Private Units, a total of $58,075,000 ($10.10 per Public Unit) was placed in a the Trust Account with AST acting as trustee and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial business combination and the liquidation due to Pacifico’s failure to complete a business combination within the applicable period of time.

The Public Units, the Public Shares and the Public Rights are each quoted on Nasdaq, under the symbols “PAFOU,” “PAFO” and “PAFOR,” respectively.

Effecting Pacifico’s Initial Business Combination

Fair Market Value of Target Business

Tendering share certificates in connection with redemption rights

At any meeting called to approve an initial business combination, public stockholders may seek to redeem their public shares, regardless of whether they vote for or against the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. Notwithstanding the foregoing, Pacifico’s insiders have agreed, pursuant to written letter agreements with us, not to redeem any public shares held by them into their pro rata share of the aggregate amount then on deposit in the Trust Account. If Pacifico holds a meeting to approve an initial business combination, a holder will always have the ability to vote against a proposed business combination and not seek redemption of his, her or its shares.

Alternatively, if Pacifico engages in a tender offer, each public stockholder will be provided the opportunity to sell his, her or its public shares to Pacifico in such tender offer. The tender offer rules require Pacifico to hold the tender offer open for at least 20 business days. Accordingly, this is the minimum amount of time Pacifico would need to provide holders to determine whether they want to sell their public shares to Pacifico in the tender offer or remain an investor in Pacifico.

Pacifico’s insiders, officers, and directors will not have redemption rights with respect to any shares of Pacifico Common Stock owned by them, directly or indirectly, whether acquired prior to the IPO or purchased by them in the IPO or in the aftermarket.

Pacifico may also require public stockholders, whether they are a record holder or hold their shares in “street name,” to either tender their certificates (if any) to Pacifico’s transfer agent or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, at any time at or prior to the vote on the business combination. The proxy solicitation materials that Pacifico will furnish to stockholders in connection with the vote for any proposed business combination will indicate whether Pacifico is requiring stockholders to satisfy such delivery requirements. Accordingly, a stockholder would have from the time Pacifico’s proxy statement is mailed through the vote on the business combination to deliver his shares if he wishes to seek to exercise his redemption rights. Under Delaware law and Pacifico’s bylaws, Pacifico is required to provide at least 10 days’ advance notice of any stockholder meeting, which would be the minimum amount of time a stockholder would have to determine whether to exercise redemption rights. As a result, if Pacifico requires public stockholders who wish to redeem their shares of Pacifico Common Stock to receive a pro rata portion of the funds in the Trust Account to comply with the foregoing delivery requirements, holders may not have sufficient time to receive the notice and deliver their shares for redemption. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain Pacifico’s securities when they otherwise would not want to.

There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not Pacifico requires holders seeking to exercise redemption rights. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated. However, in the event Pacifico requires stockholders seeking to exercise redemption rights to deliver their shares prior to the consummation of the proposed business combination and the proposed business combination is not consummated, this may result in an increased cost to stockholders.

Any request to redeem or tender such shares once made, may be withdrawn at any time up to the vote on the proposed business combination or expiration of the tender offer. Furthermore, if a holder of a public share delivered his, her or its certificate in connection with an election of their redemption or tender and subsequently decides prior to the vote on the business combination or the expiration of the tender offer not to elect to exercise such rights, he, she or it may simply request that the transfer agent return the certificate (physically or electronically).

If the initial business combination is not approved or completed for any reason, then Pacifico’s public stockholders who elected to exercise their redemption or tender rights would not be entitled to redeem their shares for the applicable pro rata share of the Trust Account. In such case, Pacifico will promptly return any shares delivered by public holders.

Automatic Liquidation of Trust Account if No Business Combination

If Pacifico does not complete a business combination by December 16, 2022 (or March 16, 2022 if extended), Pacifico will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Pacifico’s remaining stockholders and Pacifico Board, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to Pacifico’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. However, if Pacifico anticipates that Pacifico may not be able to consummate Pacifico’s initial business combination by December 16, 2022, pursuant to the Merger Agreement, Caravelle shall deposit in an escrow account established by Loeb & Loeb LLP as the escrow agent by November 16, 2022, $575,000 to extend the existence of Pacifico for three (3) months.

In the event that Caravelle deposited the applicable amount of money into trust, it will receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that Pacifico is unable to close a business combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of Pacifico’s initial business combination, or, at the lender’s discretion, converted upon consummation of Pacifico’s business combination into additional private units at a price of $10.00 per unit. Pacifico’s stockholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of Pacifico’s initial business combination. Pacifico intends to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. If Pacifico does extend the period of time to consummate Pacifico’s initial business combination as described above, Pacifico would follow the same liquidation procedures described above if Pacifico does not complete a business combination by the end of the extended period. At such time, the rights will expire and holders of rights will receive nothing upon a liquidation with respect to such rights, and the rights will be worthless.

Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of Pacifico’s Trust Account distributed to Pacifico’s public stockholders upon the redemption of 100% of Pacifico’s outstanding public shares in the event Pacifico does not complete Pacifico’s initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any redemptions are made to stockholders, any liability of stockholders with respect to a redemption is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of Pacifico’s Trust Account distributed to Pacifico’s public stockholders upon the redemption of 100% of Pacifico’s public shares in the event Pacifico does not complete Pacifico’s initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the Delaware General Corporation Law, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. It is Pacifico’s intention to redeem Pacifico’s public shares as soon as reasonably possible and, therefore, Pacifico does not intend to comply with the above procedures. As such, Pacifico’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Pacifico’s stockholders may extend well beyond the third anniversary of such date.

Because Pacifico will not be complying with Section 280 of the Delaware General Corporation Law, Section 281(b) of the Delaware General Corporation Law requires Pacifico to adopt a plan, based on facts known to Pacifico at such time that will provide for Pacifico’s payment of all existing and pending claims or claims that may be potentially brought against Pacifico within the subsequent 10 years. However, because Pacifico is a blank check company, rather than an operating company, and Pacifico’s operations will be limited to seeking to complete an initial business combination, the only likely claims to arise would be from Pacifico’s vendors (such as lawyers and investment bankers) or prospective target businesses.

Pacifico will seek to have all third parties (including any vendors or other entities Pacifico engages after its IPO) and any prospective target businesses enter into valid and enforceable agreements with Pacifico waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account.

As a result, the claims that could be made against Pacifico will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. Pacifico therefore believes that any necessary provision for creditors will be reduced and should not have a significant impact on Pacifico’s ability to distribute the funds in the Trust Account to Pacifico’s public stockholders. Nevertheless, there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. In the event that a potential contracted party was to refuse to execute such a waiver, Pacifico will execute an agreement with that entity only if Pacifico’s management first determines that Pacifico would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where Pacifico may engage a third party that refused to execute a waiver would be the engagement of a third party consultant who cannot sign such an agreement due to regulatory restrictions, such as Pacifico’s auditors who are unable to sign due to independence requirements, or whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. There is also no guarantee that, even if they execute such agreements with us, they will not seek recourse against the Trust Account. Pacifico’s Sponsor has agreed that it will be liable to Pacifico if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which Pacifico has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.10 per public share, except as to any claims by a third party who executed a valid and enforceable agreement with Pacifico waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under Pacifico’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. However, the Sponsor may not be able to satisfy its indemnification obligations, as Pacifico has not required it to retain any assets to provide for its indemnification obligations, nor has Pacifico taken any further steps to ensure that it will be able to satisfy any indemnification obligations that arise. Moreover, Pacifico’s Sponsor will not be liable to Pacifico’s public stockholders and instead will only have liability to us. As a result, if Pacifico liquidates, the per-share distribution from the Trust Account could be less than approximately $10.10 due to claims or potential claims of creditors. Pacifico will distribute to all of Pacifico’s public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount then held in the Trust Account, inclusive of any interest not previously released to us, subject to Pacifico’s obligations under Delaware law to provide for claims of creditors as described below.

If Pacifico is unable to consummate an initial business combination and are forced to redeem 100% of Pacifico’s outstanding public shares for a portion of the funds held in the Trust Account, Pacifico anticipates notifying the trustee of the Trust Account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effectuate the redemption of Pacifico’s public shares. Pacifico’s insiders have waived their rights to participate in any redemption with respect to their insider shares. Pacifico will pay the costs of any subsequent liquidation from Pacifico’s remaining assets outside of the Trust Account and from the interest income on the balance of the Trust Account (net income and other tax obligations) that may be released to Pacifico to fund Pacifico’s working capital requirements. If such funds are insufficient, Pacifico’s Sponsor has agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $18,500) and has agreed not to seek repayment of such expenses. Each holder of public shares will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to Pacifico or necessary to pay Pacifico’s taxes. The proceeds deposited in the Trust Account could, however, become subject to claims of Pacifico’s creditors that are in preference to the claims of public stockholders.

Pacifico’s public stockholders shall be entitled to receive funds from the Trust Account only in the event of Pacifico’s failure to complete Pacifico’s initial business combination in the required time period or if the stockholders seek to have Pacifico redeem their respective shares of Pacifico Common Stock upon a business combination which is actually completed by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the Trust Account.

If Pacifico is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Pacifico which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Pacifico’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Pacifico’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share redemption amount received by public stockholders may be less than $10.10.

If, after Pacifico distributes the proceeds in the Trust Account to Pacifico’s public stockholders, Pacifico files a bankruptcy petition or an involuntary bankruptcy petition is filed against Pacifico that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Pacifico’s stockholders. In addition, Pacifico Board may be viewed as having breached its fiduciary duty to Pacifico’s creditors and/or having acted in bad faith, thereby exposing itself and Pacifico to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Claims may be brought against Pacifico for these reasons.

Certificate of Incorporation

Pacifico’s certificate of incorporation contains certain requirements and restrictions relating to its IPO that will apply to Pacifico until the consummation of Pacifico’s initial business combination. If Pacifico holds a stockholder vote to amend any provisions of Pacifico’s certificate of incorporation relating to stockholder’s rights or pre-business combination activity (including the substance or timing within which Pacifico has to complete a business combination), Pacifico will provide its public stockholders with the opportunity to redeem their shares of Pacifico Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Pacifico to pay Pacifico’s franchise and income taxes, divided by the number of then outstanding public shares, in connection with any such vote. Pacifico’s insiders and Chardan have agreed to waive any redemption rights with respect to any insider shares, private shares and any public shares they may hold in connection with any vote to amend Pacifico’s certificate of incorporation. Specifically, Pacifico’s certificate of incorporation provides, among other things, that:

•        prior to the consummation of Pacifico’s initial business combination, Pacifico shall either (1) seek stockholder approval of Pacifico’s initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their shares of common stock, regardless of whether they vote for or against the proposed business combination, into a portion of the aggregate amount then on deposit in the Trust Account, or (2) provide Pacifico’s stockholders with the opportunity to sell their shares to Pacifico by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, in each case subject to the limitations described herein;

•        Pacifico will consummate its initial business combination only if public stockholders do not exercise redemption rights in an amount that would cause Pacifico’s net tangible assets to be less than $5,000,001 and a majority of the outstanding shares of Pacifico Common Stock voted are voted in favor of the business combination;

•        if Pacifico’s initial business combination is not consummated within 12 months (or 15 or 18 months, if the period is extended) of the closing of its IPO, then Pacifico’s existence will terminate and Pacifico will distribute all amounts in the Trust Account to all of Pacifico’s public holders of shares of common stock;

•        upon the consummation of its IPO, $58,075,000 shall be placed into the Trust Account;

•        Pacifico may not consummate any other business combination, merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar transaction prior to Pacifico’s initial business combination; and

•        prior to Pacifico’s initial business combination, Pacifico may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on any initial business combination.

Potential Revisions to Agreements with Insiders

Each of Pacifico’s insiders has entered into letter agreements with Pacifico pursuant to which each of them has agreed to do certain things relating to Pacifico and Pacifico’s activities prior to a business combination. Pacifico could seek to amend these letter agreements without the approval of stockholders, although Pacifico has no intention to do so. In particular:

•        Restrictions relating to liquidating the Trust Account if Pacifico failed to consummate a business combination in the time-frames specified above could be amended, but only if Pacifico allowed all stockholders to redeem their shares in connection with such amendment;

•        Restrictions relating to Pacifico’s insiders being required to vote in favor of a business combination or against any amendments to Pacifico’s organizational documents could be amended to allow Pacifico’s insiders to vote on a transaction as they wished;

•        The requirement of members of the management team to remain Pacifico’s officer or director until the closing of a business combination could be amended to allow persons to resign from their positions with Pacifico if, for example, the current management team was having difficulty locating a target business and another management team had a potential target business;

•        The restrictions on transfer of Pacifico’s securities could be amended to allow transfer to third parties who were not members of Pacifico’s original management team;

•        The obligation of Pacifico’s management team to not propose amendments to Pacifico’s organizational documents could be amended to allow them to propose such changes to Pacifico’s stockholders;

•        The obligation of insiders to not receive any compensation in connection with a business combination could be modified in order to allow them to receive such compensation;

•        The requirement to obtain a valuation for any target business affiliated with Pacifico’s insiders, in the event it was too expensive to do so.

Except as specified above, stockholders would not be required to be given the opportunity to redeem their shares in connection with such changes. Such changes could result in:

•        Pacifico’s having an extended period of time to consummate a business combination (although with less in trust as a certain number of Pacifico’s stockholders would certainly redeem their shares in connection with any such extension);

•        Pacifico’s insiders being able to vote against a business combination or in favor of changes to Pacifico’s organizational documents;

•        Pacifico’s operations being controlled by a new management team that Pacifico’s stockholders did not elect to invest with;

•        Pacifico’s insiders receiving compensation in connection with a business combination; and

•        Pacifico’s insiders closing a transaction with one of their affiliates without receiving an independent valuation of such business.

Pacifico will not agree to any such changes unless Pacifico believed that such changes were in the best interests of Pacifico’s stockholders (for example, if Pacifico believed such a modification were necessary to complete a business combination). Each of Pacifico’s officers and directors have fiduciary obligations to Pacifico requiring that they act in Pacifico’s best interests and the best interests of Pacifico’s stockholders.

Periodic Reporting and Audited Financial Statements

Pacifico has registered its units, common stock, and rights under the Exchange Act and have reporting obligations, including the requirement that Pacifico files annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, Pacifico’s annual report will contain financial statements audited and reported on by Pacifico’s independent registered public accountants.

Pacifico will provide stockholders with audited financial statements of the prospective target business as part of any proxy solicitation materials or tender offer documents sent to stockholders to assist them in assessing the target business. These financial statements will need to be prepared in accordance with or reconciled to United States GAAP or IFRS as issued by the IASB. A particular target business identified by Pacifico as a potential business combination candidate may not have the necessary financial statements. To the extent that this requirement cannot be met, Pacifico may not be able to consummate Pacifico’s initial business combination with the proposed target business.

Pacifico may be required by the Sarbanes-Oxley Act to have Pacifico’s internal control over financial reporting audited for the fiscal year ending December 31, 2022. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of their internal control over financial reporting. The development of the internal control over financial reporting of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such initial business combination.

Pacifico is an emerging growth company as defined in the JOBS Act and will remain such for up to five years. However, if Pacifico’s non-convertible debt issued within a three-year period or Pacifico’s total revenues exceed $1.07 billion or the market value of Pacifico Common Stock that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, Pacifico would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, Pacifico has elected, under Section 107(b) of the JOBS Act, to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Facilities

Pacifico currently maintains its principal executive offices at c/o Pacifico Capital LLC, 521 Fifth Avenue 17th Floor, New York, NY 10175. The annual rent Pacifico paid for this space is $1,761.80 and Pacifico will renew the lease as needed if Pacifico cannot consummate the business combination by the lease end date, i.e., March 31, 2022. Pacifico consider Pacifico’s current office space, combined with the other office space otherwise available to Pacifico’s executive officers, adequate for Pacifico’s current operations.

Employees

Pacifico has two executive officers. They are not obligated to devote any specific number of hours to Pacifico’s matters and intend to devote only as much time as they deem necessary to Pacifico’s affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time to Pacifico’s affairs) than they would prior to locating a suitable target business. Pacifico presently expects its executive officers to devote such amount of time as they reasonably believe is necessary to Pacifico’s business (which could range from only a few hours a week while Pacifico is trying to locate a potential target business to a majority of their time as Pacifico moves into serious negotiations with a target business for a business combination). Pacifico does not intend to have any full time employees prior to the consummation of a business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Pacifico or any of Pacifico’s officers or directors in their capacity as such, and Pacifico and its officers and directors have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PACIFICO

PubCo was incorporated on February 28, 2022 under the laws of the Cayman Islands for the purpose of effecting the Business Combination and to serve as the publicly traded holding company for Caravelle. The financial statements of PubCo have been omitted because this entity has no assets, has not commenced operations and has not engaged in any business or other activities except in connection with its formation. The PubCo does not have any contingent liabilities or commitments.

The following discussion and analysis of Pacifico’s financial condition and results of operations should be read in conjunction with Pacifico’s audited financial statements and the notes related thereto.

Overview

Pacifico is a blank check company formed under the laws of the State of Delaware on March 2, 2021. Pacifico was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination.

Pacifico expects to continue to incur significant costs in the pursuit of Pacifico’s acquisition plans. Pacifico cannot assure you that Pacifico’s plans to complete a Business Combination will be successful.

Results of Operations

Pacifico has neither engaged in any operations nor generated any operating revenues to date. Pacifico’s only activities from inception through June 30, 2022 were organizational activities and those necessary to prepare for Pacifico’s IPO, and, after Pacifico’s IPO, searching for a target business to acquire. Pacifico does not expect to generate any operating revenues until after the completion of Pacifico’s initial Business Combination. Pacifico expects to generate non-operating income in the form of interest income on marketable securities held after the IPO. Pacifico expects to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.

For the quarter ended June 30, 2022, Pacifico had a net loss of $184,160, which comprised of loss of approximately $261,130, derived primarily from general and administrative expenses of approximately $253,330, offset by interest earned on marketable securities of approximately $76,970. For the six months ended June 30, 2022, Pacifico had a net loss of $372,264, which consisted of loss of approximately $454,755 primarily derived from general and administrative expenses of $439,155, offset by $82,491 interest income earned on marketable securities from Pacifico’s Trust Account.

For the year ended December 31, 2021, Pacifico had a net loss of $221,447, which consists of loss of approximately $222,752 derived primarily from general and administrative expenses of approximately $197,472, offset by interest earned on marketable securities of approximately $1,305.

Liquidity and Capital Resources

On September 16, 2021, Pacifico consummated the IPO of 5,000,000 Public Units. Each Unit consists of one share of Common Stock and one Right to receive one-tenth (1/10) of a share of Common Stock upon the consummation of an initial business combination. The Public Units were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $50,000,000. Simultaneously with the closing of the IPO on September 16, 2021, Pacifico consummated the Private Placement with Pacifico Capital LLC, its Sponsor, purchasing 231,250 units, and Chardan purchasing 50,000 units, in the aggregate a total of 281,250 Private Units at a price of $10.00 per Private Unit, generating total proceeds of $2,812,500.

On September 20, 2021, the underwriter fully exercised its over-allotment option and the closing of the issuance and sale of the additional Public Units occurred on September 22, 2021. The total aggregate issuance by Pacifico of 750,000 units at a price of $10.00 per unit resulted in total gross proceeds of $7,500,000. On September 22, 2021, simultaneously with the sale of the over-allotment Units, the company consummated the private sale of an additional 26,250 Private Units, generating gross proceeds of $262,500.

A total of $58,075,000 of the net proceeds from the sale of Public Units in the Initial Public Offering (including the over-allotment option units) and the Private Placements on September 16, 2021 and September 22, 2021, were placed in a Trust Account established for the benefit of Pacifico’s public shareholders.

Following the IPO, the full exercise of the over-allotment option, and the sale of the private placement units, Pacifico had $217,818 of cash held outside of the Trust Account, after payment of costs related to the IPO, and available for working capital purposes. Pacifico incurred a total of $4,759,144 in transaction costs, including $1,437,500 of underwriting fees, $2,469,769 of deferred underwriting fees and $ $851,875 of other offering costs (including $320,994 of the estimated cost of Unit Purchase Option issued to the underwriter). For the period from March 2, 2021 (inception) to December 31, 2021, cash used in operating activities was $338,901.

As of June 30, 2022, Pacifico had marketable securities held in the Trust Account of $58,151,659 consisting of securities held in a treasury trust fund that invests in United States government treasury bills, bonds or notes with a maturity of 185 days or less. Interest income on the balance in the Trust Account may be used by Pacifico to pay taxes. Through June 30, 2022, Pacifico withdrew $7,136 interest earned on the Trust Account to pay Pacifico’s taxes. Pacifico intends to use substantially all of the funds held in the Trust Account, to acquire a target business and to pay Pacifico’s expenses relating thereto. To the extent that Pacifico’s capital stock is used in whole or in part as consideration to effect a business combination, the remaining funds held in the Trust Account will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of Pacifico’s business combination if the funds available to Pacifico outside of the Trust Account were insufficient to cover such expenses.

As of June 30, 2022, Pacifico had cash of $41,949 outside the Trust Account. Pacifico intends to use the funds held outside the Trust Account for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, Pacifico’s insiders, officers and directors or their affiliates may, but are not obligated to, loan Pacifico funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. If Pacifico completes a Business Combination, Pacifico may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, Pacifico may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from Pacifico’s Trust Account would be used for such repayment. Up to $600,000 of such loans may be convertible into private units, at a price of $10.00 per Unit, at the option of the lender. These private units would be identical to the Private Units.

On April 14, 2022, the Sponsor loaned Pacifico an additional $150,000 pursuant to a promissory note. On August 8 and September 15, 2022, Pacifico entered into a $100,000 and $50,000, respectively, promissory note with the Sponsor. On September 13, 2022, Pacifico entered a $575,000 promissory note with Caravelle as a result of Caravelle’s payment to the Trust Account to extend the existence of Pacifico for three months to December 16, 2022. The promissory notes are unsecured, interest-free and due after the date on which the Company consummates an initial business combination. The Sponsor and Caravelle have the right to convert the notes into Private Units at $10.00 per unit.

Pacifico does not believe it will need to raise additional funds in order to meet the expenditures required for operating Pacifico’s business However, if Pacifico’s estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, Pacifico may have insufficient funds available to operate its business prior to its business combination. Moreover, Pacifico may need to obtain additional financing either to complete its business combination or because we become obligated to redeem a significant number of Pacifico’s public shares upon consummation of its business combination, in which case Pacifico may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, Pacifico would only complete such financing simultaneously with the completion of Pacifico’s business combination. If Pacifico is unable to complete its business combination because it does not have sufficient funds available to it, it will be forced to cease operations and liquidate the Trust Account. In addition, following Pacifico’s business combination, if cash on hand is insufficient, Pacifico may need to obtain additional financing in order to meet its obligations.

Off-Balance Sheet Financing Arrangements

Pacifico has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2022. Pacifico does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. Pacifico has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

Pacifico does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than described below.

Upon closing of a Business Combination, the underwriters will be entitled to a deferred fee of $0.375 per public share, or $2,156,250 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that Pacifico completes a Business Combination, subject to the terms of the underwriting agreement. The underwriters will also be entitled to 43,125 common shares, to be issued if Pacifico closes a Business Combination.

Pacifico has engaged a merger and acquisition advisor and capital market advisor in connection with business combination to provide services such as introducing Pacifico to potential investors that are interested in purchasing Pacifico’s securities in connection with the initial business combination, assisting Pacifico in negotiating the terms and conditions with the target company. Pacifico will pay the advisor a cash fee or in shares in a total amount of approximately $4.625 million. In addition, Pacifico has committed to pay additional $50,000 professional fees upon the closing of a business combination.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the period reported. Actual results could materially differ from those estimates. Pacifico has identified the following critical accounting policies:

Common stock Subject to Possible Redemption

Pacifico accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Pacifico’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Pacifico’s common stock features certain redemption rights that are considered to be outside of Pacifico’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of Pacifico’s balance sheet.

Pacifico has made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period leading up to a Business Combination.

Net Income (Loss) per Share

Pacifico complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The audited condensed statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, Pacifico first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. Pacifico then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders.

Offering Costs

Offering costs consist of underwriting, legal, accounting, registration and other expenses incurred through the balance sheet date that are directly related to the IPO. Pacifico complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering”. Offering costs are allocated between public shares and public rights based on the estimated fair values of public shares and public rights at the date of issuance.

Recent Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. Pacifico is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on Pacifico’s financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and presents the combination of the historical financial information of Pacifico and Caravelle, adjusted to give effect to the Business Combination and the other events contemplated by the Merger Agreement. Unless otherwise indicated or the context otherwise requires, references to the “Combined Company” refer to PubCo and its consolidated subsidiaries after giving effect to the Business Combination.

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

Pacifico is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined balance sheet combines the unaudited condensed balance sheet of Pacifico as of June 30, 2022, with the unaudited condensed consolidated balance sheet of Caravelle as of April 30, 2022, giving effect to the Business Combination as if it had been consummated on that date.

The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2021, combines the audited condensed statement of operations of Pacifico for the period from March 2, 2021 (inception) to December 31, 2021 with the historical audited consolidated statements of comprehensive (loss) income for the year ended October 31, 2021 of Caravelle, giving effect to the Business Combination as if it had been consummated on November 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022, combines the unaudited condensed statements of operations of Pacifico for the six months ended June 30, 2022 with the unaudited condensed consolidated statements of comprehensive income (loss) for the six months ended April 30, 2022 of Caravelle, giving effect to the Business Combination as if it had been consummated on November 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined balance sheet was derived from and should be read in conjunction with the following historical financial statements:

•        Caravelle’s unaudited condensed consolidated balance sheet as of April 30, 2022, as included elsewhere in this proxy statement; and

•        Pacifico’s unaudited condensed balance sheet as of June 30, 2022, as included elsewhere in this proxy statement.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, has been prepared using the following:

•        Caravelle’s historical audited consolidated statement of comprehensive (loss) income for the year ended October 31, 2021, as included elsewhere in this proxy statement; and

•        Pacifico’s audited condensed statement of operations for the period from March 2, 2021 (inception) to December 31, 2021.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022, has been prepared using the following:

•        Caravelle’s unaudited condensed consolidated statement of comprehensive income (loss) for the six months ended April 30, 2022, as included elsewhere in this proxy statement; and

•        Pacifico’s unaudited condensed statement of operations for the six months ended June 30, 2022.

The unaudited pro forma condensed combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Caravelle,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pacifico” and other financial information included elsewhere in this proxy statement/prospectus/proxy statement.

Description of the Business Combination

On April 5, 2022, Pacifico, PubCo, Merger Sub 1, Merger Sub 2 and Caravelle entered into the Merger Agreement which was amended by the Amended and Restated Agreement and Plan of Merger dated August 15, 2022, which contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the mergers and the other transactions contemplated thereby. To date, the target revenue has not been achieved; accordingly, the Earnout Shares are not reflected in the unaudited pro forma condensed combined financial information.

For more information about the Business Combination and Merger Agreement, please see the section entitled “The Business Combination Proposal — General Description of the Business Combination and Merger Agreement.”

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Pacifico will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of Caravelle having a majority of the voting power of the post-combination company, Caravelle senior management comprising all of the senior management of the post-combination company, the relative size of Caravelle compared to Pacifico, and Caravelle operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Caravelle issuing stock for the net assets of Pacifico, accompanied by a recapitalization. The net assets of Pacifico will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Caravelle.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma condensed combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. Caravelle and Pacifico have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of the shares of Pacifico Common Stock:

•        Scenario 1 — Assuming No Redemptions into Cash:    no Pacifico shareholders exercise their redemption rights, all Pacifico shares previously subject to redemption for cash amounting to $55,332,308 would be transferred to permanent equity; and

•        Scenario 2 — Assuming Maximum Redemptions into Cash:    the maximum number of Pacifico shares are redeemed for cash by Pacifico shareholders, $58,075,000 would be paid out in cash, which is the amount required to redeem 5,750,000 Pacifico shares, represents the maximum redemption amount.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements are 50,000,000 ordinary shares to be issued to Caravelle shareholders in connection with the Merger Agreement under Scenarios 1 and 2.

As a result of the Business Combination and immediately following the closing of the Business Combination, assuming no Pacifico shareholders elect to redeem their shares for cash, Caravelle will own approximately 85.6% of the outstanding PubCo ordinary shares, the former shareholders of Pacifico will own approximately 13.9% of the outstanding PubCo ordinary shares as of June 30, 2022 (in each case, not giving effect to any shares issuable to them upon the exercise of warrants and the unit purchase option).

If 5,750,000 ordinary shares are redeemed for cash, which assumes the maximum redemption of Pacifico ordinary shares. Caravelle will own approximately 94.9% of the outstanding PubCo ordinary shares, Pacifico former shareholders will own approximately 4.5% of the outstanding PubCo ordinary shares as of June 30, 2022 (in each case, not giving effect to any shares issuable to them upon the exercise of warrants and the unit purchase option).

PRO FORMA COMBINED BALANCE SHEET
AS OF June 30, 2022
(UNAUDITED)

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
Account	(A) Pacifico	(B) Caravelle	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets
Cash and cash equivalents	41,949	22,317,157	58,151,659	(1)	74,491,446	(58,075,000)	(4)	16,416,446
			(2,469,769)	(2)
			(3,649,550)	(3)
			100,000	(5)
Accounts receivable, net	—	14,425,019	—		14,425,019	—		14,425,019
Prepayments and other current assets	—	9,293,117	—		9,293,117	—		9,293,117
Due from related parties	—	340,902	—		340,902	—		340,902
			—		—	—		—
Prepaid expenses	52,390	—	—		52,390	—		52,390
Total current assets	94,339	46,376,195	52,132,340		98,602,874	(58,075,000)		40,527,874

Property, plant and equipment, net	—	102,385	—		102,385	—		102,385.00
Prepayment and other non current assets	—	871,490	—		871,490	—		871,490.00
Investments held in Trust Account	58,151,659	—	(58,151,659)	(1)	—	—		—
Total non-current assets	58,151,659	973,875	(58,151,659)		973,875	—		973,875
Total assets	58,245,998	47,350,070	(6,019,319)		99,576,749	(58,075,000)		41,501,749

Liabilities
Current maturity of long-term loan	—	888,407	—		888,407	—		888,407
Accounts payable	42,391	2,805,657	—		2,848,048	—		2,848,048
Advance from customers	—	17,218,980	—		17,218,980	—		17,218,980.00
Due to a related party	—	1,820,326	—		1,820,326	—		1,820,326.00
Accrued liabilities and other payable	—	3,377,450	—		3,377,450	—		3,377,450.00
Taxes payable	15,600	—	—		15,600	—		15,600.00
Promissory note – related party	150,000	—	100,000.00	(5)	250,000	—		250,000.00
Deferred underwriting fee payable	2,469,769	—	(2,469,769)	(2)	—	—		—
Accrued expenses	—	—	—		—	—		—
Total current liability	2,677,760	26,110,820	(2,369,769)		26,418,811	—		26,418,811

Long-term bank loan	—	2,855,797			2,855,797	—		2,855,797
Deferred tax liability	—	1,634			1,634	—		1,634
Total Liability	2,677,760	28,968,251	(2,369,769)		29,276,242	—		29,276,242

Common stock subject to possible redemption, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding at redemption value	55,684,490	—	(55,684,490)	(4)	—	—		—

Equity:
Common Stock	175	50,000	—		5,209.38	—		5,209.38
			5,034	(6)
			(50,000)	(6)
Subscription receivable	—	—	—		—	—		—
Additional paid-in capital	477,284	107,605	(3,649,550)	(3)	52,071,084	(58,075,000)	(4)	(6,003,916)
			55,684,490	(4)
			(548,745)	(6)
Retained earnings/Accumulated Deficit	(593,711)	9,257,145	593,711	(6)	9,257,145	—		9,257,145.00
Total Stockholders’ Equity	(116,252)	9,414,750	52,034,940		61,333,438	(58,075,000)	(4)	3,258,438

Non-controlling interest	—	8,967,069	—		8,967,069	—		8,967,069
Total Equity	(116,252)	18,381,819	52,034,940		70,300,507	(58,075,000)		12,225,507

Total liabilities and equity	58,245,998	47,350,070	(6,019,319)		99,576,749	(58,075,000)		41,501,749

See accompanying notes to unaudited pro forma condensed combined financial information.

PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2022
(UNAUDITED)

Account	(A) Pacifico	(B) Caravelle	Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
			Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Ocean freight revenue	—	88,960,921
Vessel service revenue	—	7,711,755
Net revenues	—	96,672,676	—		96,672,676	—		96,672,676
Cost of revenue (Ocean Freight)	—	(74,882,496)	—		(74,882,496)	—		(74,882,496)
Gross profit	—	21,790,180			21,790,180	—		21,790,180

Selling expenses	—	(16,341)	—		(16,341)	—		(16,341)
Bank Service Charges	(171)	—	—		(171)	—		(171)
Computer and Internet Expenses	(3,792)	—	—		(3,792)	—		(3,792)
Franchise tax expense	(15,600)	—	—		(15,600)	—		(15,600)
Insurance Expense	(128,770)	—	—		(128,770)	—		(128,770)
Prior year adjustment	11,460	—	—		11,460	—		11,460
Professional Fees	(243,166)	—	—		(243,166)	—		(243,166)
Registered agent fee	(1,600)	—	—		(1,600)	—		(1,600)
Registration fee	(45,000)	—	—		(45,000)	—		(45,000)
Travel Expense	(15,179)	—	—		(15,179)	—		(15,179)
Trust Fee	(12,434)	—	—		(12,434)	—		(12,434)
General and administrative expenses	—	(1,639,146)	—		(1,639,146)	—		(1,639,146)
Total operating expenses	(454,252)	(1,655,487)	—		(2,109,739)	—		(2,109,739)

Operating (loss)/profit	(454,252)	20,134,693	—		19,680,441	—		19,680,441

Interest income	82,491	—	(82,491)	(1)	—	—		—
Interest expense	—	(51,370)	—		(51,370)	—		(51,370)
Other income (expense), net	(504)	71,645	—		71,141	—		71,141
(Loss) income before income taxes expenses	(372,265)	20,154,968	(82,491)		19,700,212	—		19,700,212

Provision for income taxes	—	(645)	—		(645)	—		(645)
Net (loss)/income and total comprehensive (loss)/income	(372,265)	20,154,323	(82,491)		19,699,567	—		19,699,567
Less: Net income (loss) attributable to non-controlling interests	—	9,519,262	—		9,519,262	—		9,519,262
Net (loss)/income and total comprehensive (loss)/income attributable to shareholders	(372,265)	10,635,061	(82,491)		10,180,305	—		10,180,305

Weighted average shares outstanding of redeemable common stock	5,750,000	—	50,949,500	(2)	58,444,500	(5,750,000)	(2)	52,694,500
Basic and diluted net income (loss) per share, redeemable common stock	0.13		Basic and diluted net income (loss) per share, common stock attributable to Pacifico Acquisition Corp.		0.17	Basic and diluted net income (loss) per share, common stock subject to possible redemption		0.19
Weighted average shares outstanding of non-redeemable common stock	1,745,000
Basic and diluted net income (loss) per share, non-redeemable common stock	(0.63)

See accompanying notes to unaudited pro forma condensed combined financial information.

PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2021
(UNAUDITED)

Account	(A) Pacifico	(B) Caravelle	Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
			Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Ocean freight revenue	—	110,113,752
Time charter revenue	—	11,847,305
Net revenues	—	121,961,057	—		121,961,057	—		121,961,057
Cost of revenue (Ocean Freight)	—	(109,008,853)	—		(109,008,853)	—		(109,008,853)

Gross profit	—	12,952,204			12,952,204	—		12,952,204
Selling expenses	—	(27,452)	—		(27,452)	—		(27,452)
General and administrative expenses	—	(2,443,537)	—		(2,443,537)	—		(2,443,537)
Formation and operating costs	(197,472)	—	—		(197,472)	—		(197,472)
Franchise tax expenses	(25,280)	—	—		(25,280)	—		(25,280)
Total operating expenses	(222,752)	(2,470,989)	—		(2,693,741)	—		(2,693,741)

Operating (loss)/profit	(222,752)	10,481,215	—		10,258,463	—		10,258,463
Interest income	1,305	5	(1,305)	(1)	5	—		5
Interest expense	—	(122,392)	—		(122,392)	—		(122,392)
Other income (expense), net	—	(100,093)	—		(100,093)	—		(100,093)
(Loss) income before income taxes expenses	(221,447)	10,258,735	(1,305)		10,035,983	—		10,035,983
Provision for income taxes	—	(2,113)	—		(2,113)	—		(2,113)
Net (loss)/income and total comprehensive (loss)/income	(221,447)	10,256,622	(1,305)		10,033,870	—		10,033,870
Less: Net income (loss) attributable to non-controlling interests	—	4,946,114	—		4,946,114	—		4,946,114
Net (loss)/income and total comprehensive (loss)/income attributable to shareholders	(221,447)	5,310,508	(1,305)		5,087,756	—		5,087,756
Weighted average shares outstanding of redeemable common stock	1,990,132	—	55,035,988	(2)	58,444,500	(5,750,000)	(4)	52,694,500

Basic and diluted net income (loss) per share, redeemable common stock	0.44		Basic and diluted net income (loss) per share, common stock attributable to Pacifico Acquisition Corp.		0.09	Basic and diluted net income (loss)per share, common stock subject to possible redemption		0.10
Weighted average shares outstanding of non-redeemable common stock	1,418,380
Basic and diluted net income (loss) per share, non-redeemable common stock	(0.77)

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1 — BASIS OF PRESENTATION

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Pacifico will be treated as the “accounting acquiree” and Caravelle as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Caravelle issuing shares for the net assets of Pacifico, followed by a recapitalization. The net assets of Pacifico will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Caravelle.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022, assumes that the Business Combination and related transactions occurred on June 30, 2022. The audited pro forma condensed combined statement of operations for the year ended December 31, 2021, combines the audited condensed statement of operations of Pacifico for the period from March 2, 2021 (inception) to December 31, 2021 with the historical audited consolidated statements of comprehensive (loss) income for the year ended October 31, 2021 of Caravelle, giving effect to the Business Combination as if it had been consummated on October 31, 2020, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022, combines the unaudited condensed statements of operations of Pacifico for the six months ended June 30, 2022 with the unaudited condensed consolidated statements of comprehensive income (loss) for the six months ended April 30, 2022 of Caravelle, giving effect to the Business Combination as if it had been consummated on November 1, 2021, the beginning of the earliest period presented. These periods are presented on the basis that Caravelle is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain assumptions and methodologies that Pacifico believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Pacifico believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, and operating efficiencies that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Pacifico and Caravelle.

NOTE 2 — ACCOUNTING POLICIES AND RECLASSIFICATIONS

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

NOTE 3 — ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Pacifico has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. Caravelle and Pacifico have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma basic and diluted earnings per share amounts as of December 31, 2021, and June 30, 2022, presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Caravelle’s shares outstanding, assuming the Business Combination and related transactions occurred on the earliest period presented: November 1, 2020 and November 1, 2021 respectively.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2022 are as follows:

(1)    Reflects the release of cash from marketable securities held in the Trust Account.

(2)    Reflects the payments of Pacifico’s accounts payable and deferred underwriting fee payable.

(3)    Reflect the transaction fees of $3.64 million represents preliminary estimated transaction costs expected to be incurred by Pacifico and Caravelle of approximately $2.64 million and $1 million, respectively, for legal, Merger & Acquisition consulting fee, accounting, advisory, and printing fees incurred as part of the Business Combination. None of these fees have been accrued as of the pro forma balance sheet date. The non-recurring expense recorded in the income statement as of April 30, 2022 and June 30, 2022, are $424,930 and $200,344 respectively. The estimated transaction costs exclude the deferred underwriting commissions included in (2) above.

(4)    In Scenario 1, which assumes no Pacifico shareholders exercise their redemption rights, all Pacifico shares previously subject to redemption for cash amounting to $58,075,000 would be transferred to permanent equity. In Scenario 2, which assumes the same facts as described in Items 1, 2 and 3 above, but also assumes the maximum number of Pacifico shares are redeemed for cash by Pacifico shareholders, $58,075,000 would be paid out in cash. The $58,075,000, which is the amount required to redeem 5,750,000 Pacifico shares, represents the maximum redemption amount.

(5)    To reflect the issuance of promissory notes in connection with the merger.

(6)    To reflect recapitalization of Caravelle thru (a) the contribution of all share capital in Caravelle to Pacifico, (b) the issuance of 59,343,750 PubCo’s share in connection with the merger and (c) the eliminate Pacifico’s historical accumulated deficit.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

(1)    Represents an adjustment to eliminate interest income related to cash, cash equivalents and marketable securities held in the Trust Account.

(2)    The calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the initial public offering occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

The following presents the calculation of basic and diluted weighted average shares outstanding assuming two alternative levels of conversion for the year ended December 31, 2021 and the six month interim period ended June 30, 2022.

	Scenario 1 (Assuming No Redemptions into Cash)	Scenario 2 (Assuming Maximum Redemptions into Cash)

Weighted average shares calculation, basic and diluted
Pacifico Public Shares	5,750,000	—
Pacifico Public Right (10 for 1 common share)	575,000	575,000
Pacifico Shares held by Insider (founders/Sponsor initial share)	1,437,500	1,437,500
Pacifico Private Placement Shares	307,500	307,500
Pacifico shares underlying Rights included as part of the Private Placement	30,750	30,750
Issuance of PubCo common stock to Chardan Capital Markets, LLC after successful completion of business combination	43,125	43,125
Issuance of PubCo common stock to Chardan Capital Markets, LLC as Pacifico’s M&A Consultant ($10/share)	300,625	300,625
Issuance of PubCo common stock to Caravelle in Business Combination	50,000,000	50,000,000
Weighted average shares outstanding	58,444,500	52,694,500
Percent of shares owned by existing Caravelle holders	85.6%	94.9%
Percent of shares owned by existing holders of Pacifico shares	13.9%	4.5%
Percent of shares owned by Chardan Capital Markets, LLC as Pacifico’s M&A Consultant	0.5%	0.6%
	100.00%	100.00%

PACIFICO DIRECTORS, EXECUTIVE OFFICERS and executive compensation

Directors and Executive Officers

Pacifico’s current directors and executive officers are as follows:

Name	Age	Position
Edward Cong Wang	38	Chief Executive Officer, Chairman and President
Yi Zhong	49	Chief Financial Officer and Director
Raymond John Gibbs	67	Independent Director
Yue Tang	40	Independent Director
Shiyun Shao	32	Independent Director

Edward Cong Wang has been Pacifico’s Chairman, President and Chief Executive Officer since Pacifico’s inception. Mr. Wang has also been PubCo’s independent director since May 2022. Mr. Wang has served as the managing partner at The Balloch (Holding) Group since March 2020. Before that, he was a partner at Prestige Financial Holdings Group Limited from August 2018 to September 2019. Mr. Wang also served as a partner at Shenzhen Bode Chuangfu Investment Management Co. Ltd., from January 2017 to July 2018. Mr. Wang served as the chief executive officer of ZS Fur & Leather Fashion Co., a family owned business, from July 2014 to December 2016. Prior to ZS Fur, he worked at Merrill Lynch, Pierce, Fenner & Smith Incorporated as a vice president from July 2011 to June 2014. Mr. Wang received a bachelor’s degree from Stony Brook University in 2006 and graduated with a master’s degree of Statistics from Columbia University in 2010. Pacifico believes Mr. Wang is qualified to serve on its board of directors because of his extensive financial, management, and transaction experience, as well as his contacts and relationships.

Yi Zhong has been Pacifico’s Chief Financial Officer and a director since Pacifico’s inception. Mr. Zhong has served as the senior vice president of HGC Investment Management since June 2017. Prior to joining HGC Investment Management, he had served as the general manager of China Youth Travel Service Group from January 2016 to May 2017. Mr. Zhong was the assistant to the president of GT Land Holdings Limited from September 2007 to November 2012. He served as co-founder and chief operating officer of Supernode Innovation Technology from March 2015 to December 2015. Mr. Zhong graduated from University of Massachusetts, Amherst with a master’s degree of Hospitality and Tourism Management in 2004 and a master’s degree in Resource Economics in 2005, and he received a bachelor’s degree of English from Huazhong University of Science and Technology in 1995. Pacifico believes Mr. Zhong is qualified to serve on its board of directors because of his extensive operational, management, and financial experience, as well as his contacts and relationships.

Raymond J. Gibbs has served as Pacifico’s independent director since April 2021. He has spent the last 21 years as chief financial officer or commercial director of high technology and fast moving consumer goods businesses both in the quoted and private arenas. Mr. Gibbs has co-chaired the UK-China Joint Working Group on Graphene Standardization, organized by the BSI Group and the China Standards Authority, and he has served as the chairman of planarTECH LLC since July 2019. In addition, he served as the president of business development and the chief executive officer of Haydale Graphene Industries PLC, a publicly listed company in the UK, from May 2010 to July 2019. Mr. Gibbs is a Chartered Accountant. Mr. Gibbs received a bachelor’s degree from Nottingham Trent University in 1977. Pacifico believes Mr. Gibbs is qualified to serve on its board of directors because of his extensive financial, management, and accounting experience, as well as his contacts and relationships.

Yue Tang has served as Pacifico’s independent director since April 2021. Ms. Tang has served as the executive director and general manager of Shanghai Shensheng Investment Development Co., Ltd. since July 2019 and has been its shareholder since August 2017. In August 2015, Ms. Tang founded Shanghai Zhongduo Advertising Co. Ltd. and has served as an executive director since the company’s founding. In March 2010, Ms. Tang co-founded Shanghai Yudong Business Consulting Co. Ltd., a company engaging the business of real estate development, real estate brokerage, real estate consulting, and other real estate related business, and has served as its supervisor since then. She also co-founded Shanghai Zheshang Real Estate Co., Ltd., in January 2008 and has served as its executive director since then. Ms. Tang also served as the executive vice president of Shanghai Fuhua Commercial Group Co., Ltd and general manager of Fudan Fuhua Science and Technology Center from May 2015 to April 2017. Ms. Tang received a Ph.D. degree in Business Administration from the French Higher School of

Business in 2021 and received a bachelor’s degree in International Trade from Jilin University in 2003. Pacifico believes Ms. Tang is qualified to serve on its board of directors because of her extensive investment and management experience, as well as her contacts and relationships.

Shiyun Shao has served as Pacifico’s independent director since May 2021. Ms. Shao is currently serving as the vice president of New Margin Capital, where she is responsible for fundraising, investment and investor relations. In addition, she has also served as the head of compliance and risk control at Shanghai Junmi Equity Investment Fund Management Co., Ltd. since March 2020. Before she entered New Margin Capital in January 2020, she worked in Galaxy Holding Group as deputy business manager from October 2017 to January 2020. Before that, she worked as public relations manager which is responsible for business development and marketing campaign in Asia Institute of Art and Finance from March 2016 to July 2016. Before that, during April 2014 to April 2015, she worked at Sotheby’s Australia as senior customer service coordinator in Melbourne. Ms. Shao obtained her Master of Food Science from University of Melbourne in 2014 and Bachelor of Food Quality and Safety from Jilin University in 2012.

Executive Compensation

No executive officer has received any cash compensation for services rendered to Pacifico and no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than Pacifico Board and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS
AFTER THE BUSINESS COMBINATION

PubCo’s directors and executive officers upon the consummation of the Business Combination will be as follows:

Name	Age	Position
Guohua Zhang	47	Chief Executive Officer, Director
Xiaohui Wang	38	Chief Financial Officer
Dong Zhang	51	Chief Shipping Officer and Director
Sai Wang	39	Chief Strategic Officer
Edward Cong Wang	38	Independent Director
Xiangjin Cao	43	Independent Director
Alon Rozen	54	Independent Director

Guohua Zhang.    Dr. Zhang has been serving as PubCo’s director since May 2022 and is currently acting as its principal executive officer, principal financial officer, and principal accounting officer. Dr. Zhang will be appointed the Chief Executive Officer of PubCo at the Closing of the Business Combination. Dr. Zhang is the founder of Caravelle and has been Caravelle’s Chief Executive Officer, director, and chairman of the board since April 2021. Dr. Zhang has approximately 20 years of experience in the timber industry and the stevedoring process in the international shipping industry. In addition to the business operations, he designed the CO-Tech model for onboard wood desiccation process and invented 14 related patents. Prior to founding Caravelle, Dr. Zhang worked as Chief Executive Officer for Honest Timber Gabon Co., Ltd. from 2003 to 2013. From 2013 to 2016, he worked for Long Sheng Group. Dr. Zhang received his doctorate in business administration from Université PSL. PubCo believes that Dr. Zhang’s qualifications to sit on the board include his deep understanding of Caravelle’s business model, technical background in the operations, the wide industrial connection and strong leadership as an executive and director. Dr. Zhang resides in Gabon and is fluent in French.

Xiaohui Wang.    Mr. Wang has been serving as Caravelle’s Chief Financial Officer since 2021. In 2008, Mr. Wang joined Zhongrui Yuehua Certified Public Accountants (now part of Ruihua Certified Public Accountants) as an auditor, and later became a senior manager. In 2015, he joined Beijing Glorious Oriental Investment Management Co., Ltd. as its deputy general manager and chief financial officer. From 2018 to 2021, he served as a director and strategic committee member of Weifang Yaxing Chemistry Co., Ltd. Mr. Wang provided services including financial report auditing, restructuring, and IPO financial adviser for large and mid-sized firms. He holds a bachelor’s degree in management from Zhongnan University of Economics and Law. PubCo believes that Mr. Wang is qualified to serve as the Chief Financial Officer of PubCo with his financial expertise and rich experience. Mr. Wang resides in China.

Dong Zhang.    Mr. Zhang has been serving as PubCo’s director since May 2022. Mr. Zhang will be appointed the Chief Shipping Officer of PubCo at the Closing of the Business Combination. Mr. Zhang has been Caravelle’s Chief Shipping Officer and director since April 2022. Mr. Zhang joined the Jiangsu office of Yongtongwei (China) in 1991, and was later promoted to the chief representative of the office. Mr. Wang joined the Nanjing subdivision of China Beifang Logistics Limited and served as its general manager until 2004. From 2005, he founded Nanjing Deyun International Logistics Limited and a number of affiliated companies. He has been serving as the Chair of the Board of Topsheen Shipping Group Limited since 2009. Mr. Zhang is a veteran in the industry of trade import and export, as well as in managing and operating an international fleet. Mr. Zhang graduated from Jiangsu Vocational College of International Trade and Business. PubCo believes that Mr. Zhang is qualified to serve as a director and Chief Shipping Officer of PubCo with his rich experience in the international shipping industry and the resources of fleet operations. Mr. Dong Zhang resides in Singapore.

Sai Wang.    Mr. Wang is Caravelle’s Chief Strategic Officer. He joined Caravelle in 2021. From 2005 to 2007, Mr. Wang worked at Kotler Marketing Group in Shanghai. In 2007, Mr. Wang co-founded Brighten Consulting, which later merged with Cinsos Consulting. In 2010, Mr. Wang rejoined Kotler Marketing Group and became a managing partner. While at Kotler, he provided consulting service for over seventy companies, including Haier Group, ByteDance, AVIC International, Baosteel, China Merchants Group, and Meituan. Mr. Wang graduated from Wuhan University and Université Paris Dauphine, and furthered his studies at HEC Paris and Harvard Business School. He holds a doctorate in business administration. In addition to his management position, he teaches at several foreign business schools and has co-authored a few popular business books. Mr. Sai Wang resides in Gabon and is fluent in French.

Edward Cong Wang.    Mr. Wang has been PubCo’s director since February 2022. Mr. Wang has also been Pacifico’s Chairman, President and Chief Executive Officer since Pacifico’s inception. Mr. Wang has served as the managing partner at The Balloch (Holding) Group since March 2020. Before that, he was a partner at Prestige Financial Holdings Group Limited from August 2018 to September 2019. Mr. Wang also served as a partner at Shenzhen Bode Chuangfu Investment Management Co. Ltd., from January 2017 to July 2018. Mr. Wang served as the chief executive officer of ZS Fur & Leather Fashion Co., a family owned business, from July 2014 to December 2016. Prior to ZS Fur, he worked at Merrill Lynch, Pierce, Fenner & Smith Incorporated as a vice president from July 2011 to June 2014. Mr. Wang received a bachelor’s degree from Stony Brook University in 2006 and graduated with a master’s degree of Statistics from Columbia University in 2010. PubCo believes Mr. Wang is qualified to serve on PubCo Board because of his extensive financial, management, and transaction experience, as well as his contacts and relationships. Mr. Edward Wang is a U.S. resident.

Xiangjin Cao.    Ms. Cao has agreed to join PubCo as an independent director upon the consummation of the Business Combination. Since February 2020, Ms. Cao has served as the executive deputy director of Swiss-Sino Innovation Center in Switzerland. Ms. Cao has been the CEO and co-founder of Intellsol Energy Solutions since 2021, a Swiss green energy firm providing solutions for green energy transformation, valuation, consulting. Since January 2020, she has served on the advisory boards of Prestige Media Group and XLife Science AG. Previously, from 2017 to 2021 and from 2013 to 2017, she was Managing Director at Le Mirador Health & Wellness Centre SA and Swiss Health Alliance SA, respectively, which are both health and wellness company providing health and para-medical treatments in Switzerland. From 2008 to 2020, Ms. Cao was the founder and general manager of Moma China SA, an organization that facilitated commercial and cultural communication between China and Switzerland. Ms. Cao received an EMBA from IMD Lausanne in 2021, and a DESS in urban planning & sustainability development in 2007 and an HEC in economics from University of Lausanne in 2003. PubCo believes that Ms. Cao is qualified to serve as an independent director of PubCo as Ms. Cao can bring her wealth of knowledge experience in green technology and sustainability, and will be a key advisor in Caravelle’s emerging CO-Tech business line. Ms. Cao resides in Switzerland.

Alon Rozen.    Mr. Rozen has agreed to join PubCo as an independent director upon the consummation of the Business Combination. Mr. Rozen has been the Dean, CEO and Professor of Innovation and Management at École des Ponts Business School in Paris, as well as full professor at Ecole des Ponts ParisTech since 2017. He has served as the President and CEO of MIB Développement SA since 2014, the business entity that runs the École des Ponts Business School. He also serves as a director of the French B Lab, part of the B Corp Global network and as an independent board member of Engie Rassembleurs d’énergie, a Corporate Social Venture Capital fund. He teaches MBA and graduate management classes as a visiting professor in a number of universities in Europe. He has also provided business consulting and training services through Circular-by-Design SARL, a French-based limited liability company since February 2022 and through MMarketing, Montesquieu Marketing, and Marketing Buro before February 2022. He co-founded real estate consulting and development company In-Line Development Services. Mr. Rozen received his BSc in economics with honors from University of Paris I - La Sorbonne in 1995 and his MBA from Ecole des Ponts Business School in 1997. PubCo believes that Mr. Rozen is qualified to serve as an independent director of PubCo as Mr. Rozen can bring decades of experience in international business and advise on Caravelle’s international business. Mr. Rozen is fluent in five languages and resides in Paris, France.

Committees of the Board of Directors

There will be three standing committee of PubCo Board upon the completion of the Business Combination: the audit committee, the nominating committee and the compensation committee. The proposed composition of each committee is described below:

•        Audit Committee: Alon Rozen (Chairperson), Xiangjin Cao, and Edward Cong Wang;

•        Nominating Committee: Xiangjin Cao (Chairperson); and

•        Compensation Committee: Alon Rozen (Chairperson), and Xiangjin Cao.

The members of each committee are all “independent” under Nasdaq’s listing standards. Alon Rozen will also be a “financial expert” under the listing requirements of Nasdaq.

The audit committee, which is established in accordance with Section 3(a)(58)(A) of the Exchange Act, engages PubCo’s independent accountants, reviewing their independence and performance; reviews PubCo’s accounting and financial reporting processes and the integrity of its financial statements; the audits of PubCo’s financial statements and the appointment, compensation, qualifications, independence and performance of our independent auditors; PubCo’s compliance with legal and regulatory requirements; and the performance of PubCo’s internal audit function and internal control over financial reporting.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on PubCo Board. Specifically, the nominating committee makes recommendations to PubCo Board regarding the size and composition of PubCo Board, establishes procedures for the director nomination process and screens and recommends candidates for election to PubCo Board. On an annual basis, the nominating committee recommends for approval by PubCo Board certain desired qualifications and characteristics for board membership. Additionally, the nominating committee establishes and administers a periodic assessment procedure relating to the performance of the PubCo Board as a whole and its individual members. The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on PubCo Board. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

The compensation committee reviews annually our corporate goals and objectives relevant to the officers’ compensation, evaluates the officers’ performance in light of such goals and objectives, determines and approves the officers’ compensation level based on this evaluation; makes recommendations to the Board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans, makes recommendations to the PubCo Board with respect to non-CEO and non-CFO compensation and administers PubCo’s incentive-compensation plans and equity-based plans. The compensation committee has the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion. PubCo’s chief executive officer of may not be present during voting or deliberations of the compensation committee with respect to his compensation. PubCo’s executive officers do not play a role in suggesting their own salaries. Neither PubCo nor the compensation committee has engaged any compensation consultant who has a role in determining or recommending the amount or form of executive or director compensation.

Compensation

Each officer of PubCo will be entitled to a monthly salary ranging from USD 8,333.33 to $16,666.67. Such salaries will become payable upon the Closing of the Business Combination. No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of Caravelle’s existing shareholders, including the directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on its behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than the board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

After the completion of the initial business combination, directors or members of Caravelle’s management team who remain with PubCo may be paid consulting, management or other fees from the combined company. Any compensation to be paid to its executive officers will be determined by a compensation committee constituted solely of independent directors.

PubCo is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment as of the date of this proxy statement/prospectus.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding (i) the beneficial ownership of shares of Pacifico Common Stock as of [•], 2022 (pre-Business Combination) and (ii) the expected beneficial ownership of the PubCo Ordinary Shares immediately following consummation of the Business Combination, assuming that no Public Shares are redeemed and, alternatively, that 5,750,000 Public Shares are redeemed, by:

•        each person known by Pacifico to be the beneficial owner of more than 5% of the outstanding shares of Pacifico Common Stock;

•        each person known by Pacifico who may become beneficial owner of more than 5% of PubCo Ordinary Shares immediately following the Business Combination;

•        each of Pacifico’s current executive officers and directors;

•        each person who will become an executive officer or a director of the Combined Company upon consummation of the Business Combination;

•        all of Pacifico’s current executive officers and directors as a group; and

•        all of the Combined Company’s executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options and restricted stock units held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of [•], 2022, assuming that the liquidity-event vesting conditions had been satisfied as of such date. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of Pacifico Common Stock pre-Business Combination is based on 7,495,000 shares of Pacifico Common Stock (of which 5,750,000 are Public Shares and 1,745,000 are shares held by the Initial Stockholders and Chardan) issued and outstanding as of [•], 2022 (pre-Business Combination).

The expected beneficial ownership of PubCo Ordinary Shares post-Business Combination, assuming none of Pacifico’s public shares are redeemed, has been determined based upon the following assumptions: (i) that none of Pacifico’s public stockholders have exercised their redemption rights to receive cash from the Trust Account in exchange for their shares of Pacifico Common Stock and Pacifico has not issued any additional shares of Pacifico Common Stock; and (ii) that 50,000,000 PubCo Ordinary Shares are issued in accordance with the terms of the Merger Agreement (excluding the Earnout Shares). Based on the foregoing assumptions, in the event that none of Pacifico’s public shares are redeemed, there will be 58,444,500 shares of Combined Company Stock issued an outstanding at the Closing.

The expected beneficial ownership of PubCo Ordinary Shares post-Business Combination assuming the maximum number of Public Shares have been redeemed has been determined based on the following assumptions: (i) that holders of 5,750,000 Public Shares have exercised their redemption rights (maximum redemption scenario and (ii) that 50,000,000 PubCo Ordinary Shares are issued in accordance with the terms of the Merger Agreement (excluding the Earnout Shares). Based on the foregoing assumptions, in the event that the maximum number of shares are redeemed, there will be 52,694,500 PubCo Ordinary Shares issued and outstanding at the Closing.

					After Business Combination
	Prior to Business Combination				Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owners(1)	Number of Shares		%		Number of Shares	%	Number of Shares	%
Directors and officers of Pacifico prior to the Business Combination:
Pacifico Capital LLC(2)	1,652,500		97.9%		1,652,500	2.8	1,652,500	3.1
Edward Cong Wang(3)	1,662,500		98.5%		1,662,500	2.8	1,662,500	3.2
Yi Zhong	5,000		*		5,000	*	5,000	*
Raymond J. Gibbs	10,000		*		10,000	*	10,000	*
Shiyun Shao	5,000		*		5,000	*	5,000	*
Tang Yue	5,000		*		5,000	*	5,000	*
All directors and officers of Pacifico prior to the Business Combination (five persons)	1,687,500		100%		1,687,500	2.9	1,687,500	3.2

Directors and officers of PubCo after the Business Combination:
Guohua Zhang	37,985	(4)	76	%(4)	37,985,000	65.0	37,985,000	72.1
Dong Zhang	5,000	(4)	10	%(4)	5,000,000	8.6	5,000,000	9.5
Edward Cong Wang	—	(4)	—	%(4)	1,662,500	2.8	1,662,500	3.2
Xiangjin Cao	—	(4)	—	(4)	—	—	—	—
Alon Rozen	—	(4)	—	(4)	—	—	—	—
Sai Wang	1,500	(4)	3	%(4)	1,500,000	2.6	1,500,000	2.8
Xiaohui Wang	—	(4)	—	(4)	—	—	—	—
All directors and officers of PubCo after the Business Combination as a group (7 persons)	44,485	(4)	89	%(4)	44,485,000	76.1	44,485,000	84.4
Five Percent Holders: Guohua Zhang, Dong Zhang
Guohua Zhang	37,985	(4)	76	%(4)	37,985,000	65.0	37,985,000	72.1
Dong Zhang	5,000	(4)	10	%(4)	5,000,000	8.6	5,000,000	9.5

____________

*        Less than 1%.

(1)      Unless otherwise indicated, the business address of each of the individuals is c/o Pacifico Capital LLC, 521 Fifth Avenue 17th Floor, New York, NY 10175.

(2)      Pacifico Capital LLC, Pacifico’s Sponsor, is controlled by Mr. Edward Cong Wang, Pacifico’s Chief Executive Officer and Chairman of Pacifico Board.

(3)      Includes 1,652,500 shares held through Pacifico Capital LLC and 10,000 shares held directly.

(4)      Represents the number and percentage of Caravelle ordinary shares owned.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Family Relationships

There are no family relationships among Pacifico’s, Caravelle’s and PubCo’s directors and officers, including Mr. Xiaohui Wang, Mr. Sai Wang, and Mr. Edward Cong Wang, and Dr. Guohua Zhang and Mr. Dong Zhang.

Certain Transactions of Pacifico

In April 2021, Pacifico sold an aggregate of 1,437,500 shares of Pacifico Common Stock for $25,000, or approximately $0.02 per share, to Pacifico’s insiders.

Pacifico’s Sponsor, Pacifico Capital LLC, and Chardan purchased an aggregate of 281,250 private units at a price of $10.00 per unit ($2,812,500 in the aggregate). These purchases of the private units took place in a private placement that occurred simultaneously with the closing of the IPO. In addition, Pacifico Capital LLC and Chardan purchased from Pacifico an additional 26,250 private units in a private placement that occurred simultaneously with the exercise of the over-allotment option related to Pacifico’s IPO. The private units are identical to the units sold in the IPO so long as they continue to be held by Pacifico Capital LLC, Chardan or their permitted transferees. Furthermore, the holders agreed (A) to vote their private shares and any public shares acquired in or after the IPO in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to Pacifico’s certificate of incorporation that would affect the substance or timing of Pacifico’s obligation to redeem 100% of Pacifico’s public shares if Pacifico does not complete Pacifico’s initial business combination within 12 months from the closing of its IPO (or 15 or 18 months, as applicable), unless Pacifico provides its public stockholders with the opportunity to redeem their shares of Pacifico Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Pacifico to pay Pacifico’s franchise and income taxes, divided by the number of then outstanding public shares, (C) not to redeem any shares (including the private shares) to receive cash from the Trust Account in connection with a stockholder vote to approve Pacifico’s proposed initial business combination (or sell any shares they hold to Pacifico in a tender offer in connection with a proposed initial business combination) or a vote to amend the provisions of Pacifico’s certificate of incorporation relating to the substance or timing of Pacifico’s obligation to redeem 100% of Pacifico’s public shares if Pacifico does not complete Pacifico’s initial business combination within 12 months from the closing of its IPO (or 15 or 18 months, as applicable), and (D) that the private shares shall not be entitled to be redeemed for a pro rata portion of the funds held in the Trust Account if a business combination is not consummated. Additionally, Pacifico’s insiders and Chardan (and/or their designees) have agreed not to transfer, assign or sell any of the private units or underlying securities (except to transferees that agree to the same terms and restrictions agreed to by the insiders) until the completion of Pacifico’s initial business combination.

In order to meet Pacifico’s working capital needs following the consummation of the IPO, Pacifico’s insiders, officers, and directors may, but are not obligated to, loan Pacifico funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of Pacifico’s initial business combination, without interest, or, at the lender’s discretion, up to $600,000 of the notes may be converted upon consummation of Pacifico’s business combination into private units at a price of $10.00 per unit (which, for example, would result in the holders being issued units to acquire 66,000 shares of Pacifico Common Stock (which includes 6,000 shares of Pacifico Common Stock issuable upon exercise of rights) if $600,000 of the notes were so converted). Pacifico’s stockholders have approved the issuance of the private units upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of Pacifico’s initial business combination. If Pacifico does not complete a business combination, any outstanding loans from Pacifico’s insiders, officers and directors or their affiliates, will be repaid only from amounts remaining outside Pacifico’s Trust Account, if any.

The holders of Pacifico’s insider shares, as well as the holders of the private units (and underlying securities) and any shares Pacifico’s insiders, officers, directors, or their affiliates may be issued in payment of working capital loans made to us, will be entitled to registration rights pursuant to the Amended and Restated Registration Rights Agreement to be entered into upon the Closing. The holders of a majority of these securities are entitled to make up to two demands that Pacifico register such securities. The holders of the majority of the insider shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares are to be released from escrow. The holders of a majority of the private units or shares issued in payment of working capital loans made to Pacifico can elect to exercise these registration rights at any time after Pacifico consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to Pacifico’s consummation of Pacifico’s initial business combination. Pacifico will bear the expenses incurred in connection with the filing of any such registration statements.

No compensation or fees of any kind, including finder’s fees, consulting fees, or other similar compensation, will be paid to Pacifico’s insiders or any of the members of Pacifico’s management team, for services rendered to Pacifico prior to, or in connection with the consummation of Pacifico’s initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Pacifico’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the Trust Account and the interest income earned on the amounts held in the Trust Account, such expenses would not be reimbursed by Pacifico unless Pacifico consummates an initial business combination.

All ongoing and future transactions between Pacifico and any of Pacifico’s officers and directors or their respective affiliates will be on terms believed by Pacifico to be no less favorable to Pacifico than are available from unaffiliated third parties. Such transactions will require prior approval by Pacifico’s audit committee and a majority of Pacifico’s uninterested independent directors, in either case who had access, at Pacifico’s expense, to Pacifico’s attorneys or independent legal counsel. Pacifico will not enter into any such transaction unless Pacifico’s audit committee and a majority of Pacifico’s disinterested independent directors determine that the terms of such transaction are no less favorable to Pacifico than those that would be available to Pacifico with respect to such a transaction from unaffiliated third parties.

Certain Transactions of Caravelle

Related Party Transactions

The related party balances as of April 30, 2022 and October 31, 2021 and transactions for the six months ended April 30, 2022 and 2021 are identified as follows:

(a)    Due from related parties

Due from related parties consisted of the following:

	April 30, 2022	October 31, 2021
Nanjing Derun Shipping Co., Ltd.(1)	$340,902	$—
Welly Focus Shipping Co. Limited(2)	—	10,000
Top Wisdom Shipping Management Co. Limited(3)	—	6,246
Total	$340,902	$16,246

____________

(1)      The balances mainly represented working capital loan to Nanjing Derun Shipping Co., Ltd. The loan was interest-free and due on demand. As of May 31, 2022, the balance was collected.

(2)      The balances mainly represented non-interest bearing loans to related parties and due on demand. As of April 30, 2022, the balance was fully collected.

(3)      The balances mainly represented accounts receivables from Top Wisdom Shipping Management Co. Limited. As of April 30, 2022, the balance was fully collected.

(b)    Due to related parties

Due to related parties consisted of the following:

	April 30, 2021	October 31, 2021
Topsheen Shipping Limited(1)	$379,052	$3,040,099
Shanghai Weisheng International Logistics Co., Ltd.	75,687	11,160
Keen Best Shipping Co., Limited(2)	—	317,848
Mr. Dong Zhang(1)	—	799,000
Mr. Shoucheng Lei(1)	—	1,546,000
Mr. Qing Xu(1)	—	752,000
Topsheen Shipping Group Limited(1)	—	12,739
Beijing Hanpu Technology Co., Ltd.(3)	56,759	56,759
Mr. Guohua Zhang(1)	1,015,790	388,619
New Galion-Group Limited(1)	293,038	—
Total	$1,820,326	$6,924,224

____________

(1)      The balances represented working capital loan from related parties. As of April 30, 2022 and October 31, 2021, Topsheen Shipping Limited paid salaries of $379,052 and $3,040,099 for the Company, respectively. As of April 30, 2022 and October 31, 2021, Mr. Guohua Zhang paid salaries on behalf of the Company of $1,015,790 and $388,619. As of April 30, 2022, New Galion-Group Limited paid salaries on behalf of the Company of $293,038. The loans are non-interest bearing and due on demand.

(2)      On October 19, 2021, Keen Best Shipping Co., Ltd, a non-controlling shareholder, transferred 400,000 shares of Topsheen Bulk to Topsheen Shipping for consideration of $317,848. The unpaid balance of $317,848 as of October 31, 2021 was fully settled as of April 30, 2022.

(3)      The Group purchased some fixed assets from Beijing Hanpu Technology Co., Ltd. The balance represents unpaid balance.

(c)     Services provided by related parties*

	For the six months ended April 30,
	2022	2021
Topsheen Shipping Limited	$34,044,621	$22,171,809
Max Bright Marine Service Co. Ltd.	4,280,436	1,571,565
Top Legend Shipping Co. Limited	3,501,607	2,264,404
Nanjing Derun Shipping Co., Ltd.	—	31,922
Top Wisdom Shipping Management Co. Limited	20,000	—
Total	$41,846,664	$26,039,700

____________

*        The Group generally leased vessels or incurred the related freight costs with the above related parties.

(d)    Services provided to related parties**

	For the six months ended April 30,
	2022	2021
Shanghai Weisheng International Logistics Co., Ltd.	$141,924	$869,242
Topsheen Shipping Limited	67,791	96
Total	$209,715	$869,338

____________

**      The Group generally provided transportation service to the above related parties.

(e)     Loan secure provided by related parties

One related party provided guarantee for the repayment of the Group’s long-term loans.

The related party balances as of October 31, 2021 and 2020 and transactions for the years ended October 31, 2021 and 2020 are identified as follows:

(a)    Due from related parties

Due from related parties consisted of the following:

	October 31, 2021	October 31, 2020
Shanghai Weisheng International Logistics Co., Ltd(1)	$—	$103,013
Keen Best Shipping Co., Limited(2)	—	10,000
Welly Focus Shipping Co. Limited(2)	10,000	10,000
Top Wisdom Shipping Management Co. Limited(3)	6,246	—
Total	$16,246	$123,013

____________

(1)      The balances mainly represented accounts receivables from Shanghai Weisheng International Logistics Co., Ltd. The balance was fully collected in fiscal year 2021.

(2)      The balances mainly represented non-interest bearing loans to related parties and due on demand. As of October 31, 2021, the balance of Keen Best Shipping Co., Limited was fully collected.

(3)      The balances mainly represented accounts receivables from Top Wisdom Shipping Management Co. Limited. The balance was collected subsequently.

(b)    Due to related parties

Due to related parties consisted of the following:

	October 31, 2021	October 31, 2020
Topsheen Shipping Limited(1)	$3,040,099	$2,125,172
Shanghai Weisheng International Logistics Co., Ltd.	11,160	—
Keen Best Shipping Co., Limited(2)	317,848	—
Mr. Dong Zhang(1)	799,000	749,000
Mr. Shoucheng Lei(1)	1,546,000	1,596,000
Mr. Qing Xu(1)	752,000	752,000
Deyun Shipping Group Co., Ltd.(1)	12,739	12,739
Beijing Hanpu Technology Co., Ltd.(3)	56,759	—
Dr. Guohua Zhang(1)	388,619	—
Total	6,924,224	5,234,911

____________

(1)      The balances represented working capital loan from related parties. As of October 31, 2021 and 2020, Topsheen Shipping Limited paid salaries of $3,040,099 and $2,112,717 for Caravelle, respectively. As of October 31, 2021, Dr. Guohua Zhang paid salaries on behalf of Caravelle of $388,619. The loans are non-interest bearing and due on demand. Caravelle repaid Mr. Shoucheng Lei $230,000 subsequently.

(2)      On October 19, 2021, Keen Best Shipping Co., Ltd, a non-controlling shareholder, transferred 400,000 shares of Topsheen Bulk to Topsheen Shipping for consideration of $327,848. The unpaid balance of $317,848 as of October 31, 2021 was fully settled subsequently.

(3)      The Group purchased some fixed assets from Beijing Hanpu Technology Co., Ltd. The balance represents unpaid balance.

(c)     Services provided by related parties*

	For the year ended October 31, 2021	For the year ended October 31, 2020
Topsheen Shipping Limited	$46,757,016	$28,308,612
Max Bright Marine Service Co. Ltd	1,961,665	3,011,397
Nanjing Derun Shipping Co., Ltd	31,325	171,013
Top Legend Shipping Co. Limited	1,647,921	4,679,148
Total	$50,397,927	$36,170,170

____________

*        The Group generally leased vessels or incurred the related freight costs with the above related parties.

On April 20, 2022, Caravelle entered into a strategic sales contract with New Galion Group (HK) CO LTD (“New Galion”). Pursuant to the contract, Caravelle shall purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) from New Galion for total consideration approximately of HK Dollar 127.0 million (the “Consideration”). The Consideration shall be paid by four instalments with the first payment (30% of the Consideration) payable on Caravelle’s acceptance of New Galion’s ship modification design report for the Systems. New Galion is responsible to deliver the first set of the Systems before July 1, 2022 and deliver the rest of equipment according to Caravelle’s shipment schedule. On June 20, 2022, Caravelle entered into a supplemental agreement with New Galion to defer to the delivery schedule of the first set of System to suit Caravelle’s needs. As of the date of this filing, Caravelle has not made any payments to New Galion.

On May 20, 2022, Caravelle entered into a vessel purchase agreement with a related party — Beijing Hanpu Technology Co., Ltd. to acquire a testing vessel for the purpose of testing and trial operation with the total purchase price of approximately $0.5 million. The testing vessel was delivered to the Company on June 6, 2022.

(d)    Services provided to related parties**

	For the year ended October 31, 2021	For the year ended October 31, 2020
Shanghai Weisheng International Logistics Co., Ltd	$1,065,779	$737,798

____________

**      The Group generally provided transportation service to the above related party.

(e)     Loan secure provided by related parties

Mr. Dong Zhang, Director of the Group, provided guarantee for the repayment of the Group’s long-term loans.

Below is a table showing the nature of the relationship of the foregoing entities to Caravelle:

Name of Related Party	Relationship to the Group
Topsheen Shipping Limited	Controlled by Mr. Dong Zhang
Shanghai Weisheng International Logistics Co., Ltd	Controlled by Mr. Shoucheng Lei
Keen Best Shipping Co., Limited	Controlled by Mr. Dong Zhang
Nanjing Derun Shipping Co., Ltd.	Controlled by Mr. Dong Zhang
Welly Focus Shipping Co. Limited	Controlled by Mr. Dong Zhang
Top Wisdom Shipping Management Co. Limited	Controlled by Mr. Dong Zhang
Mr. Shoucheng Lei	Director of the Group
Dr. Guohua Zhang	Chief Executive Officer and Chairman of the Board
Mr. Dong Zhang	Director of the Group
Mr. Qing Xu	General manager of Topsheen Shipping
Deyun Shipping Group Co., Ltd.	Controlled by Mr. Dong Zhang
Beijing Hanpu Technology Co., Ltd.	Controlled by Dr. Guohua Zhang
Max Bright Marine Service Co. Ltd.	Controlled by Mr. Dong Zhang
Top Legend Shipping Co. Limited	Controlled by Mr. Dong Zhang
Topsheen Shipping Group Limited*	Controlled by Mr. Dong Zhang
New Galion-Group Limited	Controlled by Mr. Guohua Zhang

____________

*        This entity was previously known as Deyun Shipping Group Co., Ltd.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the Closing, the Combined Company will have 500,000,000 PubCo Ordinary Shares authorized and up to 58,444,500 PubCo Ordinary Shares issued and outstanding, assuming no shares of Common Stock are redeemed in connection with the Business Combination. All of the PubCo Ordinary Shares issued in connection with the Business Combination will be freely transferable by persons other than by Pacifico’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. PubCo has applied for listing of the PubCo Ordinary Shares on Nasdaq, but PubCo cannot assure you that the listing application will be approved.

Lock-ups

Contemporaneously with the execution of the Merger Agreement, certain holders of Caravelle ordinary shares and certain holders of Pacifico Common Stock executed lock-up agreements (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements, such holders have agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any PubCo Ordinary Shares to be received by such holders as consideration in the Merger, and further including any other securities held by such holders immediately following the Merger which are convertible into, or exercisable, or exchangeable for, PubCo Ordinary Shares (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Pacifico Common Stock if any, acquired during the Lock-Up Period (as defined below), the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is the earlier of (A) the six-month anniversary of the closing date of the Business Combination; and (B) subsequent to the Closing, the date on which PubCo consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property (the “Lock-Up Period”).

Rule 144

All of the PubCo Ordinary Shares that will be outstanding upon the completion of the Business Combination, other than those PubCo Ordinary Shares registered pursuant to the Registration Statement on Form F-4 of which this proxy statement/prospectus forms a part, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of PubCo and has beneficially owned the Combined Company’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about the Combined Company. Persons who are affiliates of the Combined Company and have beneficially owned the Combined Company’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding equity shares of the same class which, immediately after the Business Combination and assuming no redemptions of public shares for cash, will equal 584,445 PubCo Ordinary Shares; or

•        the average weekly trading volume of the PubCo Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of PubCo under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about PubCo.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus, Pacifico had 7,495,000 shares of Pacifico Common Stock outstanding. Of these shares, 5,750,000 shares sold in Pacifico’s IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of Pacifico’s affiliates within the meaning of Rule 144 under the Securities Act. All of the 1,687,500 shares of Pacifico Common Stock held by Pacifico’s Initial Stockholders are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

Registration Rights

At the Closing, PubCo, certain holders of ordinary shares of Caravelle, certain holders of Pacifico Common Stock, and the holders of the Private Units will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) pursuant to which, among other things, PubCo agrees to provide the above holders with certain rights relating to the registration for resale of the PubCo Ordinary Shares they own at the Closing. The Amended and Restated Registration Rights Agreement will provide certain demand and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods. PubCo will agree to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement.

DESCRIPTION OF PACIFICO’S SECURITIES

General

The following description summarizes all of the material terms of Pacifico’s securities. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to Pacifico’s amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement that Pacifico filed in connection with Pacifico’s IPO.

Units

Each Public Unit consists of one share of Pacifico Common Stock and one Pacifico Right. Each Pacifico Right entitles the holder thereof to receive one-tenth (1/10) of a share of Pacifico Common Stock upon consummation of Pacifico’s initial business combination. Pacifico will not issue fractional shares in connection with an exchange of rights. As a result, you must hold rights in multiples of 10 in order to receive shares for all of your rights upon closing of a business combination.

The Pacifico Common Stock and Pacifico Rights comprising the Public Units began separate trading on September 14, 2021. Holders have the option to continue to hold units or separate their units into the component pieces. Holders will need to have their brokers contact Pacifico’s transfer agent in order to separate the units into shares of common stock and rights.

Private Units

The Private Units are identical to the Public Units sold in the IPO except that (a) the Private Units and their component securities will not be transferable, assignable or salable until after the completion of Pacifico’s initial business combination except to permitted transferees, and (b) with respect to the Private Units held by Chardan, for so long as they are held by the underwriters, will not be exercisable more than five years from the effective date of the registration statement that Pacifico fled in connection with Pacifico’s IPO in accordance with FINRA Rule 5110(g)(8)(A).

Common Stock

Holders of record of Pacifico Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve Pacifico’s initial business combination, Pacifico’s insiders, officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to our IPO, including both the insider shares and the private shares, and any shares acquired in the IPO or following the IPO in the open market, in favor of the proposed business combination.

Pacifico will consummate its initial business combination only if public stockholders do not exercise conversion rights in an amount that would cause Pacifico’s net tangible assets to be less than $5,000,001 and, assuming a quorum is present at the meeting, the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the meeting are voted in favor of the business combination.

Pacifico Board is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Pursuant to Pacifico’s amended and restated certificate of incorporation, if Pacifico does not consummate Pacifico’s initial business combination within 12 months (or up to 18 months if Pacifico’s time to complete a business combination is extended as described herein) from the closing of the IPO, Pacifico will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Pacifico’s remaining stockholders and

Pacifico Board, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to Pacifico’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Pacifico’s insiders have agreed to waive their rights to share in any distribution with respect to their insider shares and private shares.

Pacifico’s stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock, except that public stockholders have the right to have their shares of common stock converted to cash equal to their pro rata share of the Trust Account if the Business Combination is completed. If Pacifico holds a stockholder vote to amend any provisions of Pacifico’s certificate of incorporation relating to stockholder’s rights or pre-business combination activity (including the substance or timing within which Pacifico has to complete a business combination), Pacifico will provide Pacifico’s public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Pacifico to pay Pacifico’s franchise and income taxes, divided by the number of then outstanding public shares, in connection with any such vote. In either of such events, converting stockholders would be paid their pro rata portion of the Trust Account promptly following consummation of the business combination or the approval of the amendment to the certificate of incorporation. If the business combination is not consummated or the amendment is not approved, stockholders will not be paid such amounts

Preferred Stock

There are no shares of preferred stock outstanding. Pacifico’s certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Pacifico Board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. However, the underwriting agreement that Pacifico entered into in connection with Pacifico’s IPO prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the Trust Account, or which votes as a class with the common stock on Pacifico’s initial business combination. Pacifico may issue some or all of the preferred stock to effect Pacifico’s initial business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although Pacifico does not currently intend to issue any shares of preferred stock, Pacifico reserves the right to do so in the future.

Rights included as part of Units

Except in cases where Pacifico is not the surviving company in a business combination, each holder of a right will automatically receive one-tenth (1/10) of a share of common stock upon consummation of Pacifico’s initial business combination, even if the holder of a public right converted all shares of common stock held by him, her or it in connection with the initial business combination or an amendment to Pacifico’s certificate of incorporation with respect to Pacifico’s pre-business combination activities. In the event Pacifico will not be the surviving company upon completion of Pacifico’s initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each right upon consummation of the business combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional shares of common stock upon consummation of an initial business combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of Pacifico’s). If Pacifico enters into a definitive agreement for a business combination in which Pacifico will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis.

The rights are issued in registered form under a rights agreement between AST, as rights agent, and us. The rights agreement provides that the terms of the rights may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding rights in order to make any change that adversely affects the interests of the registered holders.

Pacifico will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Delaware law. As a result, you must hold rights in multiples of 10 in order to receive shares for all of your rights upon closing of a business combination. If Pacifico is unable to complete an initial business combination within the required time period and Pacifico liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from Pacifico’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Additionally, in no event will Pacifico be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Pacifico has agreed that, subject to applicable law, any action, proceeding or claim against Pacifico arising out of or relating in any way to the rights agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and Pacifico irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. Pacifico notes, however, that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Dividends

Pacifico has not paid any cash dividends on Pacifico Common Stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon Pacifico’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of Pacifico Board at such time. In addition, Pacifico Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future, except if Pacifico increases the size of the offering pursuant to Rule 462(b) under the Securities Act, in which case Pacifico will effect a stock dividend immediately prior to the consummation of the offering in such amount as to maintain the number of insider shares at 20.0% of Pacifico’s issued and outstanding shares of Pacifico Common Stock upon the consummation of the IPO. Further, if Pacifico incurs any indebtedness, Pacifico’s ability to declare dividends may be limited by restrictive covenants Pacifico may agree to in connection therewith.

Pacifico’s Transfer Agent and Rights Agent

The transfer agent for Pacifico Common Stock and rights agent for Pacifico’s rights is American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219.

Certain Anti-Takeover Provisions of Delaware Law and Pacifico’s Certificate of Incorporation and By-Laws

Pacifico is subject to the provisions of Section 203 of Delaware General Corporation Law, or the DGCL, regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 10% or more of Pacifico’s outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of Pacifico’s assets. However, the above provisions of Section 203 do not apply if:

•        Pacifico Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of Pacifico’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the business combination is approved by Pacifico Board and authorized at a meeting of Pacifico’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Special meeting of stockholders

Pacifico’s bylaws provide that special meetings of Pacifico’s stockholders may be called only by resolution of the board of directors, or by the Chairman or the Chief Executive Officer.

Advance notice requirements for stockholder proposals and director nominations

Pacifico’s bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to Pacifico’s principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the scheduled date of the annual meeting of stockholders. Pacifico’s bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude Pacifico’s stockholders from bringing matters before Pacifico’s annual meeting of stockholders or from making nominations for directors at Pacifico’s annual meeting of stockholders.

Exclusive forum for certain lawsuits

Pacifico’s amended and restated certificate of incorporation provides that, unless Pacifico consents in writing to the selection of an alternative forum, the Court of Chancery shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of Pacifico, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Pacifico to Pacifico or its stockholders, or any claim for aiding and abetting any such alleged breach, (3) action asserting a claim against Pacifico or any director or officer of Pacifico arising pursuant to any provision of the DGCL or Pacifico’s amended and restated certificate of incorporation or Pacifico’s bylaws, or (4) action asserting a claim against Pacifico or any director or officer of Pacifico governed by the internal affairs doctrine except for, as to each of (1) through (4) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) arising under the federal securities laws, including the Securities Act as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums. Notwithstanding the foregoing, the inclusion of such provision in Pacifico’s amended and restated certificate of incorporation will not be deemed to be a waiver by Pacifico’s stockholders of Pacifico’s obligation to comply with federal securities laws, rules and regulations, and the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Although Pacifico believes this provision benefits Pacifico by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Pacifico’s directors and officers. Furthermore, the enforceability of choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

DESCRIPTION OF PUBCO’S SECURITIES

PubCo is an exempted company incorporated in the Cayman Islands and its affairs are governed by the memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which is referred to as the “Companies Act” below, and the common law of the Cayman Islands.

PubCo currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. The share capital of PubCo is $50,000 divided into 500,000,000 shares of a par value of $0.0001 each.

PubCo Ordinary Shares

The following includes a summary of the terms of PubCo Ordinary Shares, based on its Amended and Restated Memorandum and Articles of Association and Cayman Islands law. Immediately prior to the consummation of the Business Combination, PubCo shall amend its memorandum and articles of association, which amendment is referred to herein as the “Amended and Restated Memorandum and Articles of Association.” According to the Amended and Restated Memorandum and Articles of Association, the authorized share capital of PubCo is $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each.

General.    Immediately prior to the consummation of the Business Combination, PubCo’s authorized share capital is US$50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each. All of PubCo’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. PubCo may not issue shares to bearer. PubCo’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends.    The holders of PubCo Ordinary Shares are entitled to such dividends as may be declared by its Board of Directors subject to its Amended and Restated Memorandum and Articles of Association and the Companies Act. PubCo’s Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of PubCo’s profits, realized or unrealized. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless PubCo’s directors determine that, immediately after the payment, PubCo will be able to pay its debts as they fall due in the ordinary course of business and PubCo has funds lawfully available for such purpose.

Voting Rights.    In respect of all matters subject to a shareholders’ vote, each PubCo ordinary share is entitled to one vote. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, PubCo is not obliged by the Companies Act to call shareholders’ annual general meetings. PubCo’s Amended and Restated Memorandum and Articles of Association provide that PubCo may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case PubCo will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. PubCo, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules of Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of PubCo’s shareholders may be called by a majority of its Board of Directors or its chairman or, in the case of an extraordinary general meeting only, upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, PubCo’s Amended and Restated Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of PubCo’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to PubCo’s Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares.    Subject to the restrictions in PubCo’s Amended and Restated Memorandum and Articles of Association as set out below, any of PubCo’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by PubCo Board.

PubCo Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which PubCo has a lien. PubCo Board may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with PubCo, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as PubCo Board may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•        a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as PubCo’s directors may from time to time require is paid to PubCo in respect thereof.

If PubCo’s directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required by Nasdaq, be suspended and the register of members closed at such times and for such periods as PubCo Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as PubCo’s board may determine.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst PubCo’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst PubCo’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise. If PubCo’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by PubCo’s shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares.    PubCo may issue shares on terms that such shares are subject to redemption, at PubCo’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by PubCo Board or by a special resolution of PubCo’s shareholders. PubCo may also repurchase any of its shares provided that the manner and terms of such repurchase have been approved by its Board of Directors or are otherwise authorized by its Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of PubCo’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve)

if PubCo can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, PubCo Board may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time PubCo’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not PubCo is being wound-up, may be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of an ordinary resolution at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares.

Inspection of Books and Records.    Holders of PubCo Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of PubCo’s list of shareholders or its corporate records. However, PubCo will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares.    PubCo’s Amended and Restated Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

PubCo’s Amended and Restated Memorandum and Articles of Association also authorize its Board of Directors to establish and designate from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, conversion rights, voting rights; and

•        the rights and terms of redemption and liquidation preferences.

PubCo Board may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions.    Some provisions of PubCo’s Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that authorize PubCo Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

Exempted Company.    PubCo is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

COMPARISON OF SHAREHOLDERS’ RIGHTS

This section describes the material differences between the rights of Pacifico’s stockholders and the proposed rights of PubCo’s shareholders. This summary is not complete and does not cover all of the differences between the Cayman Islands laws and Delaware laws affecting corporations and their shareholders or all the differences between Pacifico’s and PubCo’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the Cayman Islands laws and Delaware laws and Pacifico’s and PubCo’s organizational documents. For information on Pacifico’s amended and restated certificate of incorporation see the section titled, “Where You Can Find Additional Information” in this proxy statement/prospectus. For a summary of PubCo’s Amended and Restated Memorandum and Articles of Association, see the section titled “Description of PubCo’s Securities” in this proxy statement/prospectus and see the full text of PubCo’s Amended and Restated Memorandum and Articles of Association attached to this proxy statement/prospectus as Annex B.

Cayman Islands	Delaware
Shareholders Meetings

•   Held at a time and place as designated in PubCo’s Amended and Restated Articles of Association. PubCo’s Amended and Restated Articles of Association provides that PubCo’s board may designate such time and place.

• Held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors
• May be held within or outside the Cayman Islands	• May be held within or without Delaware
• Notice:	• Notice:

•   PubCo’s Amended and Restated Articles of Association provides that a general meeting of PubCo may be called by the chairman or a majority of PubCo’s board or by the holders of not less than one-third of all votes attached to all issued shares entitled to vote at general meetings of PubCo.

•   Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally or sent by mail or electronic mail as designated in PubCo’s Amended and Restated Articles of Association.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.
• Notice of at least 15 days before the general meeting
Shareholders’ Voting Rights

•   PubCo’s Amended and Restated Articles of Association provides that shareholders may take any action requiring an ordinary or special resolution passed at a meeting of shareholders without a meeting if their consent to such ordinary or special resolution is in writing and is signed by all shareholders entitled to vote on such resolution, in accordance with the procedure in PubCo’s Amended and Restated articles of association.

• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote

•   Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by the Articles of Association. PubCo’s Amended and Restated Articles of Association permit such proxies.

• Any person authorized to vote may authorize another person or persons to act for him by proxy.

Cayman Islands	Delaware

•   Quorum is as designated in the Articles of Association. Quorum in PubCo’s Amended and Restated Articles of Association is two or more shareholders representing not less than one-half of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting.

•   For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

• The Memorandum and Articles of Association may provide for cumulative voting in the election of directors. PubCo’s Amended and Restated Articles of Association do not provide for cumulative voting.	• The certificate of incorporation may provide for cumulative voting.

•   PubCo’s Amended and Restated Articles of Association provides that the rights attached to any class of shares may be varied, modified or abrogated with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Directors
• PubCo’s Amended and Restated Articles of Association provides that the number of directors shall not be less than three (3) directors.	• Board must consist of at least one member.

•   Maximum number of directors can be changed by an amendment to the Amended and Restated Articles of Association. PubCo’s Amended and Restated Articles of Association do not provide for a maximum number.

•   Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate.

•   If the board is authorized to change the number of directors actually appointed, provided that the number still falls within the maximum and the minimum number of directors as set out in the PubCo’s Amended and Restated Articles of Association, it can do so provided that it complies with the procedure set out in the PubCo’s Amended and Restated Articles of Association. PubCo’s Amended and Restated Articles of Association permits our board to appoint additional directors.

Fiduciary Duties
• In summary, directors and officers owe the following fiduciary duties:	• Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation as a whole.
• Duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;	• Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

Cayman Islands	Delaware
• Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•   Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation will be protected by the “business judgment rule.”

• Directors should not improperly fetter the exercise of future discretion;
• Duty to exercise powers fairly as between different groups of shareholders;
• Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and
• Duty to exercise independent judgment.
• In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:
• the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and
• the nature of the company, the nature of the decision and the position of the director and the responsibilities undertaken.

•   As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in PubCo’s Amended and Restated Articles of Association or alternatively by shareholder approval at general meetings.

Shareholders’ Derivative Actions

•   Generally speaking, the company is the proper plaintiff in any action. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•   In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

• Those who control the company have refused a request by the shareholders to move the company to bring the action;	• Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

Cayman Islands	Delaware

•   Those who control the company have refused to do so for improper reasons such that they are perpetrating a “fraud on the minority” (this is a legal concept and is different to “fraud” in the sense of dishonesty);

• Such action shall not be dismissed or compromised without the approval of the Chancery Court.
• a company is acting or proposing to act illegally or beyond the scope of its authority; or

•   Shareholders of a Delaware corporation that redeemed their shares, or whose shares were canceled in connection with dissolution, would not be able to bring a derivative action against the corporation after the shares have been redeemed or canceled.

• the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained.

•   Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholder.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

Cayman Islands

PubCo was incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

PubCo’s memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between PubCo, PubCo’s officers, directors and shareholders, be arbitrated.

Substantially all of PubCo’s operations are conducted outside the United States, and all of PubCo’s assets are located outside the United States. A majority of PubCo’s directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States, including in Gabon, Singapore, Switzerland, France, and China. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, and cost and time constraints, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against PubCo or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

PubCo will appoint Cogency Global Inc. as its agent upon whom process may be served in any action brought against it under the securities laws of the United States after the consummation of the Business Combination.

Maples and Calder (Hong Kong) LLP, PubCo’s counsel as to Cayman Islands law, have advised PubCo that there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce judgments of United States courts obtained against PubCo or PubCo’s directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against PubCo or PubCo’s directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed PubCo that it is uncertain whether the courts of the Cayman Islands will allow shareholders of PubCo to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as PubCo. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has further informed PubCo that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

LEGAL MATTERS

The validity of the PubCo Ordinary Shares and the PubCo UPOs will be passed upon by Maples and Calder (Hong Kong) LLP, Cayman Islands counsel to PubCo, and Loeb & Loeb LLP, PubCo’s U.S. Counsel, respectively.

EXPERTS

The combined and consolidated financial statements of Caravelle as of and for each of the years ended October 31, 2020 and 2021 included in this registration statement have been audited by Friedman LLP, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Pacifico Acquisition Corp. for the year ended December 31, 2021 included in this proxy statement/prospectus have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their report, thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Management of Pacifico knows of no other matters which may be brought before the Special Meeting. If any matter other than the proposed Business Combination or related matters should properly come before the Special Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Pacifico and its agents that deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of Pacifico’s proxy statement/prospectus. Upon written or oral request, Pacifico will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that Pacifico deliver single copies of such documents in the future. Shareholders may notify Pacifico of their requests by calling or writing Pacifico at its principal executive offices at 521 Fifth Avenue, 17th Floor, New York, NY 10175, Attn: Edward Cong Wang.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Pacifico is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC.

Neither Pacifico, PubCo nor Caravelle has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Pacifico stockholders nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

PACIFICO ACQUISITION CORP.
INDEX TO FINANCIAL STATEMENTS

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of April 30, 2022 and October 31, 2021	F-36
Unaudited Condensed Consolidated Statements of Income and Comprehensive Income for the six months ended April 30, 2022 and 2021	F-37
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the six months ended April 30, 2022 and 2021	F-38
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended April 30, 2022 and 2021	F-39
Notes to Unaudited Condensed Consolidated Financial Statements	F-40 – F-54

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PACIFICO ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash	$41,949	$217,818
Prepaid expense	52,390	181,160
Marketable securities held in trust account	58,151,659	58,076,305
Total Current Assets	58,245,998	58,475,283

Total Assets	$58,245,998	$58,475,283

LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Due to related party	$—	$3,201
Accounts payable	42,391	36,530
Franchise taxes payable	15,600	25,280
Promissory note – related party	150,000	—
Deferred underwriter commissions	2,469,769	2,469,769
Total Current Liabilities	2,677,760	2,534,780

Commitments and Contingencies

Redeemable Common Stock
Common stock subject to possible redemption, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding at redemption value	55,684,490	51,326,825

Stockholders’ Equity (Deficit)
Common stock, $0.0001 par value; 10,000,000 shares authorized; 1,745,000 shares issued and outstanding	175	175
Additional paid-in capital	477,284	4,834,950
Accumulated deficit	(593,711)	(221,447)
Total Stockholders’ Equity (Deficit)	(116,252)	4,613,678
Total Liabilities, Redeemable Common Stock and Stockholders’ Equity (Deficit)	$58,245,998	$58,475,283

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

PACIFICO ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30, 2022	For the period from March 2, 2021 (inception) through June 30, 2021
	2022	2021
General and administrative expenses	$253,330	$115	$439,155	$3,525
Franchise tax expenses	7,800	—	15,600	—
Loss from operations	(261,130)	(115)	(454,755)	(3,525)

Interest earned on investment held in Trust Account	76,970	—	82,491	—
Loss before income taxes	(184,160)	(115)	(372,264)	(3,525)
Income taxes provision	—	—	—	—
Net loss	$(184,160)	$(115)	$(372,264)	$(3,525)

Basic and diluted weighted average shares outstanding of redeemable common stock	5,750,000	—	5,750,000	—

Basic and diluted net income per share of redeemable common stock	$0.07	$—	$0.13	$—

Basic and diluted weighted average shares outstanding of non-redeemable common stock	1,745,000	1,083,333	1,745,000	541,667

Basic and diluted net loss per share of non-redeemable common stock	$(0.35)	$(0.00)	$(0.63)	$(0.01)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

PACIFICO ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’
EQUITY (DEFICIT)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balance as of January 1, 2022	1,745,000	$175	$4,834,950	$(221,447)	$4,613,678
Net loss	—	—	—	(188,104)	(188,104)
Accretion of initial measurement of common stock subject to redemption value	—	—	(1,914,754)	—	(1,914,754)
Balance as of March 31, 2022	1,745,000	$175	$2,920,196	$(409,551)	$2,510,820
Net loss	—	—	—	(184,160)	(184,160)
Accretion of initial measurement of common stock subject to redemption value	—	—	(2,442,912)	—	(2,442,912)
Balance as of June 30, 2022	1,745,000	$175	$477,284	$(593,711)	$(116,252)
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balance as of March 2, 2021 (inception)	—	$—	$—	$(3,410)	$(3,410)
Issuance of common stock to Sponsor	1,437,500	144	24,856	—	25,000
Net loss	—	—	—	(115)	(115)
Balance as of June 30, 2021	1,437,500	$144	$24,856	$(3,525)	$21,475

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

PACIFICO ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(372,264)	$(3,525)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned in trust account	(82,491)	—
Change in operating assets and liabilities:
Prepaid expenses and other assets	128,770	—
Due to related party	(3,201)	400
Accounts payable	5,861	—
Franchise tax Payable	(9,680)	—
Net cash provided by (used in) operating activities	(333,005)	(3,125)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account to pay franchise taxes	$7,136	$—
Net cash provided by investing activities	7,136	—

Cash Flows from Financing Activities:
Proceeds from issuance of promissory note to related party	$150,000	$200,000
Proceeds from issuance of Insider Shares to the Initial Stockholders	—	25,000
Payment of deferred offering costs	—	(118,542)
Net cash provided by financing activities	150,000	106,458

Net change in cash	(175,869)	103,333

Cash, beginning of the period	217,818	—
Cash, end of the period	$41,949	$103,333
Supplemental Disclosure of Cash Flow Information:
Accretion of carrying value to redemption value	$(4,357,666)	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1 — Organization and Business Operations

Pacifico Acquisition Corp. (the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on March 2, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2022, the Company had not yet commenced any operations and had not generated revenue. All activities through June 30, 2022 relate to the Company’s formation and the initial public offering (the “IPO”) described below. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Pacifico Capital LLC, a Delaware limited liability company (the “Sponsor”).

On April 5, 2022, Pacifico entered into a Merger Agreement (the “Merger Agreement”), by and among Caravelle International Group, a Cayman Islands exempted company (“PubCo”) and a wholly-owned subsidiary of the Company, Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2” and, together with PubCo and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Caravelle Group Co., Ltd, a Cayman Islands exempted company (“Caravelle”), pursuant to which (a) Merger Sub 1 will merge with and into Caravelle (the “Initial Merger”), and Caravelle will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and (b) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 will merge with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo (collectively, the “Business Combination”). Following the Business Combination, PubCo will be a publicly traded holding company listed on a national stock exchange in the United States. These entities had not commenced any operations as of June 30, 2022. The board of directors of Pacifico has unanimously approved the Merger Agreement.

On May 13, 2022, the draft registration statement on Form F-4 was submitted with the SEC regarding the proposed Merger between Pacifico and Caravelle.

On July 18, 2022, the Amendment No. 1 to the draft registration statement was submitted to address comments received from the SEC regarding the draft registration statement.

Financing

The registration statement for the Company’s IPO (as described in Note 3) was declared effective on September 13, 2021. On September 16, 2021, the Company consummated the IPO of 5,000,000 units at $10.00 per unit (the “Public Units’), generating gross proceeds of $50,000,000. Simultaneously with the IPO, the Company sold to its Sponsor and Chardan Capital Markets LLC (“Chardan”) (and/or their designees) 281,250 units at $10.00 per unit (the “Private Units”) in a private placement generating total gross proceeds of $2,812,500, which is described in Note 4.

The Company granted the underwriters a 45-day option to purchase up to 750,000 Units to cover Over-allotment, if any. As of September 22, 2021, the underwriters had fully exercised the option and purchased 750,000 additional Units (the “Over-allotment Units”), generating gross proceeds of $7,500,000.

Upon the closing of the Over-allotment on September 22, 2021, the Company consummated the Private Placement sale of an additional 26,250 Private Units to the Sponsor and Chardan at a price of $10.00 per Private Unit, generating gross proceeds of $262,500.

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1 — Organization and Business Operations (cont.)

Offering costs amounted to $4,759,144 consisting of $1,437,500 of underwriting fees, $2,469,769 of deferred underwriting fees and $851,875 of other offering costs (including $320,994 of the estimated cost of Unit Purchase Option issued to the underwriter). The Company received net proceeds of $58,075,000 from the IPO (including the Over-allotment Units) and the sale of Private Units.

Trust Account

Upon the closing of the IPO and the private placement (including Over-allotment), a total of $58,075,000 was placed in a trust account (the “Trust Account”) with American Stock Transfer & Trust Company, LLC acting as trustee.

The funds held in the Trust Account can be invested in United States government treasury bills, notes or bonds having a maturity of 185 days or less or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, until the earlier of the consummation of its first business combination and the Company’s failure to consummate a business combination within applicable period of time.

Placing funds in the Trust account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements.

In addition, interest income earned on the funds in the Trust account may be released to the Company to pay its income or other tax obligations. With these exceptions, expenses incurred by the Company may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

Business Combination

Pursuant to NASDAQ listing rules, the Company’s initial business combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust account (excluding any taxes payable on the income earned on the Trust account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for its initial business combination, although the Company may structure a business combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on NASDAQ, it will not be required to satisfy the 80% test.

The Company currently anticipates structuring a business combination to acquire 100% of the equity interests or assets of the target business or businesses. The Company may, however, structure a business combination where the Company merges directly with the target business or where the Company acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but the Company will only complete such business combination if the post-transaction company owns 50% or more of the outstanding voting securities of the target or otherwise owns a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% test.

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.10 per Public

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1 — Organization and Business Operations (cont.)

Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules.

Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Sponsor and any of the Company’s officers or directors that may hold Insider Shares (as defined in Note 5) (the “Initial Stockholders”) and Chardan have agreed (a) to vote their Insider Shares, Private Shares (as defined in Note 5) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Insider Shares) in connection with a stockholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The Company will have until 15 months from the closing of the IPO to consummate a Business Combination. On April 5, 2022, the Company entered into a merger agreement with Caravelle International Group. In addition, if the Company anticipates that it may not be able to consummate initial business combination within 12 months, the Company’s insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a business combination two times by an additional three months each time (for a total of 15 or 18 months to complete a business combination) (the “Combination Period”). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliate or designees must deposit into the Trust Account $500,000, or $575,000 if the underwriters’ over-allotment option is exercised in full ($0.10 per Public Share in either case), for each such extension on or prior to the date of the applicable deadline. On September 13, 2022, pursuant to the amended Merger Agreement, Caravelle remitted a cash payment of $575,000 to the Trust Account for the cost to extend the time for Pacifico to complete the Business Combination by three months until December 16, 2022.

Liquidation

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1 — Organization and Business Operations (cont.)

The Initial Stockholders and Chardan have agreed to waive their liquidation rights with respect to the Insider Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders or Chardan acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the IPO price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.10 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims.

Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic which continues to spread throughout the United States and the world. As of the date the financial statements were issued, there was considerable uncertainty around the expected duration of this pandemic. Management continues to evaluate the impact of the COVID-19 pandemic and the Company has concluded that while it is reasonably possible that COVID-19 could have a negative effect on completing the Proposed Public Offering and subsequently identifying a target company for a Business Combination, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Going Concern

As of June 30, 2022, the Company had $41,949 of cash held outside its Trust Account for use as working capital. If the estimated costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to its Business Combination. Moreover, the Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of our Business Combination. If the Company is unable to complete its Business Combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account.

In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that if the Company is unable to complete a Business Combination within 15 months from the closing of the IPO, then the Company will cease all operations except for the purpose of liquidating. The date for liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate.

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. Dollars and in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as outlined in Note 1 (PubCo, Merger Sub 1 and Merger Sub 2) where the Company has the ability to exercise control. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the period ended December 31, 2021, as filed with the SEC on March 31, 2022. The interim results for the three and six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2 — Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30,2022.

Offering Costs Associated with the IPO

Offering costs consist of underwriting, legal, accounting, registration and other expenses incurred through the balance sheet date that are directly related to the IPO. Offering costs amounted to $4,759,144 consisting of $1,437,500 of underwriting fees, $2,469,769 of deferred underwriting fees and $851,875 of other offering costs (including $320,994 of the estimated cost of Unit Purchase Option issued to the underwriter). The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. The Company allocates offering costs between public shares and public rights based on the estimated fair values of public shares and public rights at the date of issuance. Accordingly, $4,372,914 was allocated to public shares and was charged to temporary equity, and $386,230 was allocated to public rights and was charged to stockholders’ equity.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on such account as of June 30, 2022.

Cash and Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds that invest in U.S. government securities. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying condensed statements of operations. The estimated fair value of investments held in the Trust Account are determined using available market information. Trust Account activities included interest income of $82,491 for the six months ended June 30, 2022.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The Company has made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period leading up to a Business Combination.

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2 — Summary of Significant Accounting Policies (cont.)

At June 30,2022, the amount of common stock subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$57,500,000
Less:
Proceeds allocated to public rights	(4,197,500)
Allocation of offering costs related to redeemable shares	(4,372,914)
Plus:
Accretion of carrying value to redemption value	6,754,904
Common stock subject to possible redemption	$55,684,490

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The condensed statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of June 30,2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net income (loss) per share presented in the condensed statement of operations is based on the following:

	For the three months ended June 30, 2022	For the six months ended June 30, 2022
Net Loss	$(184,160)	$(372,264)
Accretion of common stock to redemption value	(2,442,912)	(4,357,666)
Net loss including accretion of common stock to redemption value	$(2,627,072)	$(4,729,930)
	For the three months ended June 30, 2022
	Redeemable shares	Non- redeemable shares
Basic and diluted net income/(loss) per share:
Numerators:
Allocation of net loss including accretion of common stock	$(2,015,432)	$(611,640)
Accretion of common stock to redemption value	2,442,912	—
Allocation of net income (loss)	$427,480	$(611,640)

Denominators:
Weighted-average shares outstanding	5,750,000	1,745,000
Basic and diluted net income/(loss) per share	$0.07	$(0.35)

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2 — Summary of Significant Accounting Policies (cont.)

	For the six months ended June 30, 2022
	Redeemable shares	Non- redeemable shares
Basic and diluted net income/(loss) per share:
Numerators:
Allocation of net loss including accretion of common stock	$(3,628,699)	$(1,101,231)
Accretion of common stock to redemption value	4,357,666	—
Allocation of net income (loss)	$728,967	$(1,101,231)

Denominators:
Weighted-average shares outstanding	5,750,000	1,745,000
Basic and diluted net income/(loss) per share	$0.13	$(0.63)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30,2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 825, “Financial Instrument,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas.

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 2 — Summary of Significant Accounting Policies (cont.)

ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On September 16, 2021, the Company sold 5,000,000 Units at a price of $10.00 per Unit, generating gross proceeds of $50,000,000 related to its IPO. Each Unit consists of one share of common stock and one right (“Public Right”). Each Public Right will convert into one-tenth (1/10) of one share of common stock upon the consummation of a Business Combination (see Note 7). The Company granted the underwriters a 45-day option to purchase up to 750,000 Units to cover Over-allotment, if any. On September 22, 2021, the underwriters fully exercised the option and purchased 750,000 additional Units (the “Over-allotment Units”), generating gross proceeds of $7,500,000.

The Company incurred total costs of $4,759,144 consisting of $1,437,500 of underwriting fees, $2,469,769 of deferred underwriting fees (payable only upon completion of a Business Combination) and $851,875 of other offering costs (including $320,994 of the estimated cost of Unit Purchase Option issued to the underwriter).

Note 4 — Private Placement

Concurrently with the closing of the IPO, the Company’s Sponsor and Chardan (and/or their designees) purchased an aggregate of 281,250 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,812,500 in a private placement. Upon the closing of the Over-allotment on September 22, 2021, the Company consummated the Private Placement sale of an additional 26,250 Private Units to the Sponsor and Chardan at a price of $10.00 per Private Unit, generating gross proceeds of $262,500.

The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

Note 5 — Related Party Transactions

Promissory Note — Related Party

On March 15, 2021, the Sponsor loaned the Company an aggregate of up to $200,000 to cover expenses related to the IPO pursuant to a promissory note (the “Promissory Note”). The Promissory Note is unsecured, interest-free and due on the closing of the IPO. As of June 30, 2022, the Company fully repaid the Promissory Note and no amount is owed under the note.

On April 14, 2022, the Sponsor loaned the Company an additional $150,000 pursuant to a promissory note (the “Note”). The Note is unsecured, interest-free and due after the date on which the Company consummates an initial business combination. The Sponsor has the right to convert the Note into Private Units at $10.00 per unit.

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 5 — Related Party Transactions (cont.)

Insider Shares

On April 13, 2021, the Company issued 1,437,500 shares of common stock to the Initial Stockholders (the “Insider Shares”) for an aggregate of $25,000. The Insider Shares include an aggregate of up to 187,500 shares subject to forfeiture by the Initial Stockholders to the extent that the underwriters’ over-allotment is not exercised in full, so that the Initial Stockholders will collectively own 20% of the Company’s issued and outstanding shares after the IPO (assuming the Initial Stockholders do not purchase any Public Shares in the IPO and excluding the Private Units). As the over-allotment option was fully exercised on September 22, 2021, no portion of the Insider Shares are subject to forfeiture.

The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of their Insider Shares until, with respect to 50% of the Insider Shares, the earlier of six months after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Insider Shares, until the six months after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Note 6 — Commitments and contingency

Registration Rights

The holders of the Insider Shares, Private Units (and all underlying securities), and any shares that may be issued upon conversion of working capital loans (may be provided by the Company’s insiders, officers, directors, or their affiliates to finance transaction costs in connection with searching for a target business or consummating a Business Combination) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of IPO. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Insider Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Insider Shares are to be released from escrow. The holders of a majority of the Private Units and units issued in payment of working capital loans made to the Company can elect to exercise these registration rights at any time commencing on the date that the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 2.5% of the gross proceeds of the IPO, or $1,437,500 including Over-allotment. In addition, the underwriters will be entitled to a deferred fee of 3.75% of the gross proceeds of the IPO, or $2,156,250, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement. The underwriters will also be entitled to 43,125 common shares, to be issued if the Company closes a Business Combination.

Unit Purchase Option

The Company sold to Chardan (and/or its designees), for $100, an option (“UPO”) to purchase 158,125 units as the over-allotment option was fully exercised on September 22, 2021. The UPO will be exercisable at any time, in whole or in part, between the close of the IPO and fifth anniversary of the effective date of the registration at a

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 6 — Commitments and contingency (cont.)

price per Unit equal to $11.50 (or 115% of the volume weighted average trading price of the ordinary shares during the 20 trading day period starting on the trading day immediately prior to consummation of an initial Business Combination). The option and the underlying securities that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of IPO except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners.

Right of First Refusal

The Company has granted Chardan a right of first refusal, for a period of 15 months after the date of the consummation of a Business Combination, to act as lead underwriters or minimally as a co-manager, with at least 30% of the economics; or, in the case of a three-handed deal 20% of the economics, for any and all future public or private equity and debt offerings.

Professional Fees

The Company has engaged a merger and acquisition advisor and capital market advisor in connection with business combination to provide services such as introducing the Company to potential investors that are interested in purchasing the Company’s securities in connection with the initial business combination, assisting the Company in negotiating the terms and conditions with the target company. The Company will pay the advisor a cash fee or in shares in a total amount of approximately $4.625 million. In addition, the Company has committed to pay additional $50,000 professional fees upon the closing of a business combination.

Note 7 — Stockholders’ Equity

Common Stock — The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001 per share. Holders of the common stock are entitled to one vote for each share. As of June 30, 2022, there were 1,745,000 shares of common stock (excluding 5,750,000 shares subject to possible redemption).

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth (1/10) of one share of common stock upon consummation of a Business Combination, even if the holder of a Public Right converted all shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Certificate of Incorporation with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each Public Right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of Public Rights in order to receive his, her or its additional shares of common stock upon consummation of a Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Rights will not receive any of such funds with respect to their Public Rights, nor will they receive any distribution from the Company’s assets held outside

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 7 — Stockholders’ Equity (cont.)

of the Trust Account with respect to such Public Rights, and the Public Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the Public Rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	June 30, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Marketable securities held in trust account	58,151,659	58,151,659	—	—
	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Marketable securities held in trust account	58,076,305	58,076,305	—	—

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to September 22, 2022, the date that the unaudited condensed financial statements were issued. Other than described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

PACIFICO ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 9 — Subsequent Events (cont.)

On July 18, 2022, the Amendment No. 1 to the draft registration statement on Form F-4 was submitted to address the comments received from the SEC dated June 9, 2022 regarding the draft registration statement on Form F-4.

On August 8, 2022, the Company entered into a $100,000 promissory note with the Sponsor, Pacifico Capital LLC. The note is unsecured, interest-free and due after the date on which the Company consummates an initial business combination. The Sponsor has the right to convert the note into private units at $10.00 per unit.

Note 10 — Events Subsequent to the Date of the Form 10-Q Filed on August 12, 2022

On August 15, 2022, Pacifico executed the Amended and Restated Agreement and Plan of Merger which removed PIPE as a closing condition, and changed the deadline and account for Caravelle to deposit the first $575,000, among other changes.

On August 18, 2022, the Amendment No. 2 to the draft registration statement on Form F-4 was submitted to address the comments received from the SEC dated August 4, 2022 regarding the Amendment No. 1.

On September 13, 2022, pursuant to the amended Merger Agreement, Caravelle remitted a cash payment of $575,000 to the Trust Account for the cost to extend the time for Pacifico to complete the Business Combination by three months until December 16, 2022.

On September 13, 2022, the Company entered into a $575,000 promissory note with Caravelle as a result of Caravelle’s payment to the Trust Account to extend the existence of Pacifico for three months to December 16, 2022. The note is unsecured, interest-free and due after the date on which the Company consummates an initial business combination. Caravelle has the right to convert the note into private units at $10.00 per unit.

On September 15, 2022, the Company entered into a $50,000 promissory note with the Sponsor, Pacifico Capital LLC. The note is unsecured, interest-free and due after the date on which the Company consummates an initial business combination. The Sponsor has the right to convert the note into private units at $10.00 per unit.

On October 24, 2022, the Company issued a $200,000 convertible promissory note to the Sponsor. The promissory note is unsecured, interest-free and due after the date on which the Company consummates an initial business combination. The Sponsor has the right to convert the note into Private Units at $10.00 per unit. Refer to the Form 8-K filed by the Company on October 25, 2022.

On October 27, 2022, the Company received $200,000 cash from the Sponsor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Pacifico Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Pacifico Acquisition Corp. (the Company) as of December 31, 2021, and the related statements of operations, stockholders’ deficit, and cash flows for the period from March 2, 2021 (inception) to December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from March 2, 2021 (inception) to December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company’s working capital is insufficient to cover costs incurred to operate its business prior to a business acquisition and the Company is unable to complete a business combination within 15 months from the closing of the initial public offering, then the Company will likely cease all operations except for the purpose of liquidating. The date for liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in regard to this matter is also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2021.
New York, New York
March 31, 2022, except for Notes 1 and 10 to which the date is September 22, 2022

PACIFICO ACQUISITION CORP.
BALANCE SHEET
DECEMBER 31, 2021

ASSETS
Current assets
Cash	$217,818
Prepaid expense	181,160
Marketable securities held in trust account	58,076,305
Total Current Assets	58,475,283
Total Assets	$58,475,283

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Due to related party	$3,201
Accounts payable	36,530
Franchise taxes payable	25,280
Deferred underwriter commissions	2,469,769
Total Current Liabilities	2,534,780
Commitments and Contingencies
Redeemable Common Stock
Common stock subject to possible redemption, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding at redemption value	51,326,825

Stockholders’ Equity
Common stock, $0.0001 par value; 10,000,000 shares authorized; 1,745,000 shares issued and outstanding	175
Additional paid-in capital	4,834,950
Accumulated deficit	(221,447)
Total Stockholders’ Equity	4,613,678
Total Liabilities and Stockholders’ Equity	$58,475,283

The accompanying notes are an integral part of the financial statements.

PACIFICO ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 2, 2021(INCEPTION) TO DECEMBER 31, 2021

Formation and operating costs	$197,472
Franchise tax	25,280
Loss from operations	(222,752)
Other income
Interest income on marketable securities held in trust account	1,305
Net loss	$(221,447)
Weighted average shares outstanding of redeemable common stock	1,990,132
Basic and diluted net income (loss) per share, redeemable common stock	$0.44
Weighted average shares outstanding of non-redeemable common stock	1,418,380
Basic and diluted net income (loss) per share, non-redeemable common stock	$(0.77)

The accompanying notes are an integral part of the financial statements.

PACIFICO ACQUISITION CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM MARCH 2, 2021(INCEPTION) TO DECEMBER 31, 2021

	Common stock		Additional paid-in capital	Accumulated deficit	Total Stockholders’ equity
	Shares	Amount
Balance – March 2, 2021 (Inception)	—	$—	$—	$—	$—
Common stock issued to initial stockholders	1,437,500	144	24,856	—	25,000
Sale of public units in initial public offering	5,750,000	575	57,499,425	—	57,500,000
Sale of private units	307,500	31	3,074,969	—	3,075,000
Sale of unit purchase option to underwriter	—	—	100	—	100
Underwriter commissions	—	—	(3,907,269)	—	(3,907,269)
Offering costs	—	—	(530,881)	—	(530,881)
Initial measurement of common stock subject to redemption under ASC 480-10-S99 against additional paid-in capital	(5,750,000)	(575)	(48,929,011)	—	(48,929,586)
Accretion of initial measurement of common stock subject to redemption value	—	—	(2,397,239)	—	(2,397,239)
Net loss for the year	—	—	—	(221,447)	(221,447)
Balance, December 31, 2021	1,745,000	$175	$4,834,950	$(221,447)	$4,613,678

The accompanying notes are an integral part of the financial statements

PACIFICO ACQUISITION CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MARCH 2, 2021(INCEPTION) TO DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(221,447)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest income earned in trust account	(1,305)
Change in operating assets and liabilities:
Prepaid expenses	(181,160)
Due to related party	3.201
Accounts payable	36,530
Franchise taxes payable	25,280
Net cash flows used in operating activities	(338,901)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash invested in marketable securities held in trust account	(58,075,000)
Net cash flows used investing activities	(58,075,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of public units in Initial Public Offering	57,500,000
Proceeds from sale of private units	3,075,000
Proceeds from issuance of common stock to initial stockholders	25,000
Payment of underwriter commissions	(1,437,500)
Payment of offering costs	(530,881)
Proceeds from issuance of promissory note to related party	200,000
Repayment of promissory note to related party	(200,000)
Net cash flows provided by financing activities	58,631,719

NET INCREASE (DECREASE) IN CASH	217,818

CASH, BEGINNING OF PERIOD	—
CASH, END OF PERIOD	$217,818

Supplemental disclosure of noncash activities:
Deferred underwriter commission	$2,469,769
Accretion of carrying value to redemption value	$2,397,239
Initial measurement of common stock subject to redemption	$48,929,586

The accompanying notes are an integral part of the financial statements.

PACIFICO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Pacifico Acquisition Corp. (the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on March 2, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2021, the Company had not yet commenced any operations and had not generated revenue. All activities through December 31, 2021 relate to the Company’s formation and the initial public offering (the “IPO”) described below. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Pacifico Capital LLC, a Delaware limited liability company (the “Sponsor”).

Financing

The registration statement for the Company’s IPO (as described in Note 3) was declared effective on September 13, 2021. On September 16, 2021, the Company consummated the IPO of 5,000,000 units at $10.00 per unit (the “Public Units’), generating gross proceeds of $50,000,000. Simultaneously with the IPO, the Company sold to its Sponsor and Chardan Capital Markets LLC (“Chardan”) (and/or their designees) 281,250 units at $10.00 per unit (the “Private Units”) in a private placement generating total gross proceeds of $2,812,500, which is described in Note 4.

The Company granted the underwriters a 45-day option to purchase up to 750,000 Units to cover Over-allotment, if any. As of September 22, 2021, the underwriters had fully exercised the option and purchased 750,000 additional Units (the “Over-allotment Units”), generating gross proceeds of $7,500,000.

Upon the closing of the Over-allotment on September 22, 2021, the Company consummated the Private Placement sale of an additional 26,250 Private Units to the Sponsor and Chardan at a price of $10.00 per Private Unit, generating gross proceeds of $262,500.

Offering costs amounted to $4,759,144 consisting of $1,437,500 of underwriting fees, $2,469,769 of deferred underwriting fees and $851,875 of other offering costs (including $320,994 of the estimated cost of Unit Purchase Option issued to the underwriter). The Company received net proceeds of $58,075,000 from the IPO (including the Over-allotment Units) and the sale of Private Units.

Trust Account

Upon the closing of the IPO and the private placement (including Over-allotment), a total of $58,075,000 was placed in a trust account (the “Trust Account”) with American Stock Transfer & Trust Company, LLC acting as trustee.

The funds held in the Trust Account can be invested in United States government treasury bills, notes or bonds having a maturity of 185 days or less or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, until the earlier of the consummation of its first business combination and the Company’s failure to consummate a business combination within applicable period of time.

Placing funds in the Trust account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements.

In addition, interest income earned on the funds in the Trust account may be released to the Company to pay its income or other tax obligations. With these exceptions, expenses incurred by the Company may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

PACIFICO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

Business Combination

Pursuant to NASDAQ listing rules, the Company’s initial business combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust account (excluding any taxes payable on the income earned on the Trust account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for its initial business combination, although the Company may structure a business combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on NASDAQ, it will not be required to satisfy the 80% test.

The Company currently anticipates structuring a business combination to acquire 100% of the equity interests or assets of the target business or businesses. The Company may, however, structure a business combination where the Company merges directly with the target business or where the Company acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but the Company will only complete such business combination if the post-transaction company owns 50% or more of the outstanding voting securities of the target or otherwise owns a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% test.

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.10 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules.

Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Sponsor and any of the Company’s officers or directors that may hold Insider Shares (as defined in Note 5) (the “Initial Stockholders”) and Chardan have agreed (a) to vote their Insider Shares, Private Shares (as defined in Note 4) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Insider Shares) in connection with a stockholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

PACIFICO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

The Company will have until 15 months from the closing of the IPO to consummate a Business Combination. On March 1, 2022, Caravelle International Group issued a press release announcing it signed a letter of intent with the Company on December 31, 2021. In addition, if the Company anticipates that it may not be able to consummate initial business combination within 12 months, the Company’s insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a business combination two times by an additional three months each time (for a total of 15 or 18 months to complete a business combination) (the “Combination Period”). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliate or designees must deposit into the Trust Account $500,000, or $575,000 if the underwriters’ over-allotment option is exercised in full ($0.10 per Public Share in either case), for each such extension on or prior to the date of the applicable deadline. On September 13, 2022, pursuant to the amended Merger Agreement, Caravelle remitted a cash payment of $575,000 to the Trust Account for the cost to extend the time for Pacifico to complete the Business Combination by three months until December 16, 2022.

Liquidation

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders and Chardan have agreed to waive their liquidation rights with respect to the Insider Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders or Chardan acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the IPO price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.10 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims.

Going Concern

As of December 31, 2021, the Company had $217,818 of cash held outside its Trust Account for use as working capital. If the estimated costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate our business prior to our Business Combination. Moreover, the Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance

PACIFICO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

with applicable securities laws, the Company would only complete such financing simultaneously with the completion of our Business Combination. If the Company is unable to complete its Business Combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account.

In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that if the Company is unable to complete a Business Combination within 15 months from the closing of the IPO, then the Company will cease all operations except for the purpose of liquidating. The date for liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed financial statements are presented in U.S. Dollars and in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

PACIFICO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

Offering Costs Associated with the IPO

Offering costs consist of underwriting, legal, accounting, registration and other expenses incurred through the balance sheet date that are directly related to the IPO. As of December 31, 2021, offering costs amounted to $4,759,144 consisting of $1,437,500 of underwriting fees, $2,469,769 of deferred underwriting fees and $851,875 of other offering costs (including $320,994 of the estimated cost of Unit Purchase Option issued to the underwriter). The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A–“Expenses of Offering”. The Company allocates offering costs between public shares and public rights based on the estimated fair values of public shares and public rights at the date of issuance. Accordingly, $4,372,914 was allocated to public shares and was charged to temporary equity, and $386,230 was allocated to public rights and was charged to stockholders’ equity.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on such account as of December 31, 2021.

Cash and Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds that invest in U.S. government securities. The estimated fair value of investments held in the Trust Account are determined using available market information.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The Company has made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period leading up to a Business Combination.

At December 31, 2021, the common stock reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$57,500,000
Less:
Proceeds allocated to public rights	(4,197,500)
Allocation of offering costs related to redeemable shares	(4,372,914)
Plus:
Accretion of carrying value to redemption value	2,397,239
Common stock subject to possible redemption	$51,326,825

PACIFICO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The condensed statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of December 31, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net income (loss) per share presented in the condensed statement of operations is based on the following:

For the period from March 2, 2021 (inception) through December 31, 2021
Net Loss	$(221,447)
Accretion of temporary equity to redemption value	(2,397,239)
Net loss including accretion of temporary equity to redemption value	$(2,618,686)
	For the period from March 2, 2021 (inception) through December 31, 2021
	Redeemable shares	Non-redeemable shares
Basic and diluted net income/(loss) per share:
Numerators:
Allocation of net loss including accretion of temporary equity	$(1,528,975)	$(1,089,711)
Accretion of temporary equity to redemption value	2,397,239	—
Allocation of net income (loss)	$868,264	$(1,089,711)

Denominators:
Weighted-average shares outstanding	1,990,132	1,418,380
Basic and diluted net income/(loss) per share	$0.44	$(0.77)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

PACIFICO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 825, “Financial Instrument,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On September 16, 2021, the Company sold 5,000,000 Units at a price of $10.00 per Unit, generating gross proceeds of $50,000,000 related to its IPO. Each Unit consists of one share of common stock and one right (“Public Right”). Each Public Right will convert into one-tenth (1/10) of one share of common stock upon the consummation of a Business Combination (see Note 7). The Company granted the underwriters a 45-day option to purchase up to 750,000 Units to cover Over-allotment, if any. On September 22, 2021, the underwriters fully exercised the option and purchased 750,000 additional Units (the “Over-allotment Units”), generating gross proceeds of $7,500,000.

As of December 31, 2021, the Company incurred $4,759,144 consisting of $1,437,500 of underwriting fees, $2,469,769 of deferred underwriting fees (payable only upon completion of a Business Combination) and $851,875 of other offering costs (including $320,994 of the estimated cost of Unit Purchase Option issued to the underwriter).

Note 4 — Private Placement

Concurrently with the closing of the IPO, the Company’s Sponsor and Chardan (and/or their designees) purchased an aggregate of 281,250 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,812,500 in a private placement. Upon the closing of the Over-allotment on September 22, 2021, the Company consummated the Private Placement sale of an additional 26,250 Private Units to the Sponsor and Chardan at a price of $10.00 per Private Unit, generating gross proceeds of $262,500.

The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

PACIFICO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions

Promissory Note — Related Party

On March 15, 2021, the Sponsor loaned the Company an aggregate of up to $200,000 to cover expenses related to the IPO pursuant to a promissory note (the “Promissory Note”). The Promissory Note is unsecured, interest-free and due on the closing of the IPO. As of December 31, 2021, the Company fully repaid the Promissory Note and no amount is owed under the note.

Insider Shares

On April 13, 2021, the Company issued 1,437,500 shares of common stock to the Initial Stockholders (the “Insider Shares”) for an aggregate of $25,000. The Insider Shares include an aggregate of up to 187,500 shares subject to forfeiture by the Initial Stockholders to the extent that the underwriters’ over-allotment is not exercised in full, so that the Initial Stockholders will collectively own 20% of the Company’s issued and outstanding shares after the IPO (assuming the Initial Stockholders do not purchase any Public Shares in the IPO and excluding the Private Units). As the over-allotment option was fully exercised on September 22, 2021, no portion of the Insider Shares are subject to forfeiture.

The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of their Insider Shares until, with respect to 50% of the Insider Shares, the earlier of six months after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Insider Shares, until the six months after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Note 6 — Commitments and contingency

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s future financial position, results of its operations and/or search for a target company, there has been no significant impact as of the date of these financial statements. The financial statements do not include any adjustments that might result from the future outcome of this uncertainty.

Registration Rights

The holders of the Insider Shares, Private Units (and all underlying securities), and any shares that may be issued upon conversion of working capital loans (may be provided by the Company’s insiders, officers, directors, or their affiliates to finance transaction costs in connection with searching for a target business or consummating a Business Combination) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of IPO. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Insider Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Insider Shares are to be released from escrow. The holders of a majority of the Private Units and units issued in payment of working capital loans made to the Company can elect to exercise these registration rights at any time commencing on the date that the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

PACIFICO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and contingency (cont.)

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 2.5% of the gross proceeds of the IPO, or $1,437,500 including Over-allotment. In addition, the underwriters will be entitled to a deferred fee of 3.75% of the gross proceeds of the IPO, or $2,156,250, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement. The underwriters will also be entitled to 43,125 common shares, to be issued if the Company closes a Business Combination.

Unit Purchase Option

The Company sold to Chardan (and/or its designees), for $100, an option (“UPO”) to purchase 158,125 units as the over-allotment option was fully exercised on September 22, 2021. The UPO will be exercisable at any time, in whole or in part, between the close of the IPO and fifth anniversary of the effective date of the registration at a price per Unit equal to $11.50 (or 115% of the volume weighted average trading price of the ordinary shares during the 20 trading day period starting on the trading day immediately prior to consummation of an initial Business Combination). The option and the underlying securities that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of IPO except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners.

Right of First Refusal

The Company has granted Chardan a right of first refusal, for a period of 15 months after the date of the consummation of a Business Combination, to act as lead underwriters or minimally as a co-manager, with at least 30% of the economics; or, in the case of a three-handed deal 20% of the economics, for any and all future public or private equity and debt offerings.

Professional Fees

The Company has engaged a merger and acquisition advisor and capital market advisor in connection with business combination to provide services such as introducing the Company to potential investors that are interested in purchasing the Company’s securities in connection with the initial business combination, assisting the Company in negotiating the terms and conditions with the target company. The Company will pay the advisor a cash fee or in shares. In addition, the Company has committed to pay additional $150,000 professional fees upon the closing of a business combination.

Leases

The Company entered into a short-term agreement for temporary office space through its Sponsor expiring on March 31, 2022. The rent of $1,762 was prepaid.

Note 7 — Stockholders’ Equity

Common Stock — The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001 per share. Holders of the common stock are entitled to one vote for each share. At December 31, 2021, there were 1,745,000 shares of common stock (excluding 5,750,000 shares subject to possible redemption).

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth (1/10) of one share of common stock upon consummation of a Business Combination, even if the holder of a Public Right converted all shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Certificate of Incorporation with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each Public Right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of Public Rights in order to receive his, her or its additional shares of common stock upon consummation of a Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

PACIFICO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Rights will not receive any of such funds with respect to their Public Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Rights, and the Public Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the Public Rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Marketable securities held in trust account	58,076,305	58,076,305	—	—

Note 9 — Income Taxes

The Company’s net deferred tax assets are as follows:

December 31, 2021
Deferred tax asset
Net operating loss carryforward	$6,085
Startup/Organization Expenses	18,229
Total deferred tax asset	24,314
Valuation allowance	(24,314)
Deferred tax asset, net of allowance	$—

PACIFICO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 9 — Income Taxes (cont.)

The income tax provision consists of the following:

For the period from March 2, 2021 (inception) through December 31, 2021
Federal
Current	$—
Deferred	(24,314)
State
Current	$—
Deferred	—
Change in valuation allowance	24,314
Income tax provision	$—

As of December 31, 2021, the Company has $28,975 of U.S. federal net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from March 2, 2021 (inception) through December 31, 2021, the change in the valuation allowance was $46,504.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2021 is as follows:

For the period from March 2, 2021 (inception) through December 31, 2021
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Facilities acquisition costs	(10)%
Change in valuation allowance	(11)%
Income tax provision	0.0%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to September 22, 2022, the date that the financial statements were issued. Other than described below, the Company did not identify any material subsequent event that is required disclosure in the financial statements.

PACIFICO ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 10 — Subsequent Events (cont.)

On April 5, 2022, Pacifico entered into a Merger Agreement (the “Merger Agreement”), by and among Caravelle International Group, a Cayman Islands exempted company (“PubCo”) and a wholly-owned subsidiary of the Company, Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2” and, together with PubCo and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Caravelle Group Co., Ltd, a Cayman Islands exempted company (“Caravelle”), pursuant to which (a) Merger Sub 1 will merge with and into Caravelle (the “Initial Merger”), and Caravelle will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and (b) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 will merge with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo (collectively, the “Business Combination”). Following the Business Combination, PubCo will be a publicly traded holding company listed on a national stock exchange in the United States.

On April 14, 2022, the Sponsor loaned the Company an additional $150,000 pursuant to a promissory note. The Note is unsecured, interest-free and due after the date on which the Company consummates an initial business combination. The Sponsor has the right to convert the note into Private Units at $10.00 per unit.

On May 13, 2022, the draft registration statement on Form F-4 was submitted with the SEC regarding the proposed Merger between Pacifico and Caravelle.

On July 18, 2022, the Amendment No. 1 to the draft registration statement on Form F-4 was submitted to address the comments received from the SEC dated June 9, 2022 regarding the draft registration statement on Form F-4.

On August 8, 2022, the Company entered into a $100,000 promissory note with the Sponsor, Pacifico Capital LLC. The note is unsecured, interest-free and due after the date on which the Company consummates an initial business combination. The Sponsor has the right to convert the note into Private Units at $10.00 per unit.

On August 15, 2022, Pacifico executed the Amended and Restated Agreement and Plan of Merger which removed PIPE as a closing condition and changed the deadline and account for Caravelle to deposit the first $575,000, among other changes.

On August 18, 2022, the Amendment No. 2 to the draft registration statement on Form F-4 was submitted to address the comments received from the SEC dated August 4, 2022 regarding the Amendment No. 1.

On September 13, 2022, pursuant to the amended Merger Agreement, Caravelle remitted a cash payment of $575,000 to the Trust Account for the cost to extend the time for Pacifico to complete the Business Combination by three months until December 16, 2022.

On September 13, 2022, the Company entered into a $575,000 promissory note with Caravelle as a result of Caravelle’s payment to the Trust Account to extend the existence of Pacifico for three months to December 16, 2022. The note is unsecured, interest-free and due after the date on which the Company consummates an initial business combination. Caravelle has the right to convert the note into Private Units at $10.00 per unit.

On September 15, 2022, the Company entered into a $50,000 promissory note with the Sponsor, Pacifico Capital LLC. The note is unsecured, interest-free and due after the date on which the Company consummates an initial business combination. The Sponsor has the right to convert the note into Private Units at $10.00 per unit.

Note 11 — Events (Unaudited) Subsequent to the Date of the Independent Auditor’s Report

On October 24, 2022, the Company issued a $200,000 convertible promissory note to the Sponsor. The promissory note is unsecured, interest-free and due after the date on which the Company consummates an initial business combination. The Sponsor has the right to convert the note into Private Units at $10.00 per unit. Refer to the Form 8-K filed by the Company on October 25, 2022.

On October 27, 2022, the Company received $200,000 cash from the Sponsor.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30 2022	October 31 2021
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$22,317,157	$10,354,441
Accounts receivable	14,425,019	7,826,711
Prepayments and other current assets	9,293,117	7,918,253
Due from related parties	340,902	16,246
Total Current Assets	46,376,195	26,115,651

Property and equipment, net	102,385	123,780
Prepayment and other non-current assets	871,490	946,272
Total Assets	$47,350,070	$27,185,703

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Current maturity of long-term bank loan	$888,407	$899,581
Accounts payable	2,805,657	488,442
Advance from customers	17,218,980	6,182,479
Accrued expenses and other liabilities	3,377,450	5,945,110
Taxes payable	—	1,905
Due to related parties	1,820,326	6,924,224
Total Current Liabilities	26,110,820	20,441,741

Long-term bank loan	2,855,797	3,369,806
Deferred tax liability	1,634	1,634
Total Liabilities	28,968,251	23,813,181

COMMITMENTS AND CONTINGENCIES

Total Equity:
Ordinary shares, $1 par value, 50,000 shares authorized, 50,000 share issued and outstanding at April 30, 2022 and October 31,2021*	50,000	50,000
Additional paid-in capital	107,605	100,131
Retained earnings	9,257,145	433,784
Total Shareholders’ Equity	9,414,750	583,915
Non-controlling interest	8,967,069	2,788,607
Total Equity	18,381,819	3,372,522
Total Liabilities and Equity	$47,350,070	$27,185,703

____________

*        Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME AND
COMPREHENSIVE INCOME

	For the six months ended April 30,
	2022	2021
Revenue
Ocean freight revenue	$88,960,921	$57,253,171
Vessel service revenue	7,711,755	3,406,225
Total revenue	96,672,676	60,659,396

Cost of revenues	74,882,496	58,645,588
Gross profit	21,790,180	2,013,808

Operating expenses:
Selling expenses	16,341	—
General and administrative expenses	1,639,146	922,571
Total operating expenses	1,655,487	922,571

Income from operations	20,134,693	1,091,237

Other income (expense):
Interest expense	(51,370)	(64,230)
Other income (expense), net	71,645	(150,118)
Total other income (expense), net	20,275	(214,348)

Income before income taxes	20,154,968	876,889

Provision for income taxes	645	1,905

Net income	20,154,323	874,984
Less: Net income attributable to non-controlling interests	9,519,262	532,914
Net income attributable to the Company	10,635,061	342,070

Comprehensive income
Less: Comprehensive income attributable to non-controlling interests	9,519,262	532,914
Comprehensive income attributable to the Company	$10,635,061	$342,070

Earnings Per share – Basic and diluted	$213	$7
Dividend declared per share	36.2	—
Weighted Average Shares Outstanding – Basic and diluted*	50,000	50,000

____________

*        Shares and per share data are presented on a retroactive basis to reflect the reorganization

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE SIX MONTHS ENDED APRIL 30, 2022 AND 2021

	Ordinary Shares		Additional Paid in Capital	Retained Earnings (Accumulated Deficits)	Non-controlling interest	Total
	Shares*	Amount
Balance at November 1, 2020	50,000	$50,000	$90	$(4,883,458)	$(1,822,925)	$(6,656,293)
Net income for the period	—	—	—	342,070	532,914	874,984
Balance at April 30, 2021	50,000	$50,000	$90	$(4,541,388)	$(1,290,011)	$(5,781,309)

Balance at November 1, 2021	50,000	$50,000	$100,131	$433,784	$2,788,607	$3,372,522
Capital contribution made by shareholders	—	—	7,474	—	—	7,474
Net income for the period	—	—	—	10,635,061	9,519,262	20,154,323
Dividends declared	—	—	—	(1,811,700)	(3,340,800)	(5,152,500)
Balance at April 30, 2022	50,000	$50,000	$107,605	$9,257,145	$8,967,069	$18,381,819

____________

*        Shares and per share data are presented on a retroactive basis to reflect the reorganization

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended April 30,
	2022	2021
Cash flows from operating activities:
Net income	$20,154,323	$874,984
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	21,395	20,037
Deferred tax expense	—	208
Changes in operating assets and liabilities:
Accounts receivable	(6,598,308)	(4,305,476)
Prepayments and other assets	(1,300,082)	(2,259,946)
Accounts payables	2,317,215	2,299,285
Advance from customers	11,036,501	2,710,327
Accrued expenses and other liabilities	(2,567,661)	(2,728,242)
Taxes payable	(1,905)	356
Net cash provided by (used in) operating activities	23,061,478	(3,388,467)

Cash flows from investing activities:
Net cash provided by investing activities	—	—

Cash flows from financing activities:
Payment to related parties	(6,429,536)	(991,108)
Loans from related parties	1,000,983	224,603
Proceeds from long-term bank loans	—	242,057
Repayment of long-term bank loans	(525,183)	—
Capital contributed by shareholders	7,474	—
Dividends to shareholders	(5,152,500)	—
Net cash used in financing activities	(11,098,762)	(524,448)

Net increase (decrease) in cash and cash equivalent	11,962,716	(3,912,915)
Cash and cash equivalent, beginning of period	10,354,441	8,115,886
Cash and cash equivalent, end of period	$22,317,157	$4,502,971

Supplemental disclosure information:
Cash paid for income tax	$1,905	$—
Cash paid for interest	$51,370	$64,141

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Caravelle Group Co., Ltd (“Caravelle” or the “Company”), is a company that was established under the laws of the Cayman Islands on April 1, 2021 as a holding company. The Company and its subsidiaries (together the “Group”) is an international operator of ocean transportation service. It is engaged in the seaborne transportation service under voyage contracts as well as vessels service for and on behalf of ship owners. The Company’s Ocean Transportation business is conducted through its subsidiaries — Topsheen Shipping Singapore Pte. Ltd. and Topsheen Bulk Singapore Pte. Ltd.

Mr. Guohua Zhang (“Mr. Zhang”), the Chairman of the Board of Directors and Chief Executive Officer (“CEO’) is the ultimate controlling shareholder (“the controlling shareholder”) of the Group.

As of April 30, 2022, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
SGEX Group Co., Ltd (“SGEX”)	April 19, 2021	British Virgin Islands (“BVI”)	100%	Investment Holding
Topsheen Shipping Group Corporation (“Topsheen Samoa”)	July 23, 2012	Samoa	90%	Transportation service
Topsheen Shipping Singapore Pte. Ltd (“Topsheen Shipping”)	October 30, 2015	Singapore	61% owned subsidiary of Topsheen Samoa	Transportation service
Topsheen Bulk Singapore Pte. Ltd (“Topsheen Bulk”)	March 16, 2019	Singapore	100% owned subsidiary of Topsheen Shipping*	Transportation service
Singapore Garden Technology Pte. Ltd. (“Garden Technology”)	December 6, 2020	Singapore	100%	Transportation and heating business

____________

*        The ownership changed on October 19, 2021 from 60% to 100%.

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries. Mr. Zhang, The Chairman of the Board of Directors and CEO of the Company is the ultimate controlling shareholder of the Company.

Reorganization

A Reorganization of the legal structure was completed in October 8, 2021. The Reorganization involved:

(i)     the formation of the Company’s wholly owned subsidiary-SGEX and SGEX’s wholly owned subsidiary — Garden Technology;

(ii)    the transfer of 90% of the shareholders’ equity interest in Topsheen Samoa to SGEX on October 8, 2021

Before and after the Reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholder, and therefore the Reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended April 30, 2022 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2022. Accordingly, these unaudited condensed financial statements should be read in conjunction with the Group’s audited financial statements and note thereto as of and for the years ended October 31, 2021 and 2020.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of operations and comprehensive income (loss) as an allocation of the total income for the period between non-controlling shareholders and the shareholders of the Company.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the period between non-controlling shareholders and the shareholders of the Company. As of April 30, 2022 and October 31, 2021, non-controlling interests represent non-controlling shareholders’ proportionate share of equity interests in Topsheen Samoa and Topsheen Shipping.

Foreign currency translation

The Group follows U.S. GAAP for both the translation and remeasurement of balance sheet and income statement items into U.S. Dollars. For those business units that operate in a local currency functional environment, all assets and liabilities are translated into U.S. Dollars using the exchange rates in effect at the end of the period; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive income (loss) in shareholders’ equity. For those business units that operate in a U.S. Dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. Dollars using the exchange rates in effect at the end of the period except for nonmonetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are generally translated at monthly exchange rates which approximate average exchange rates in effect during each period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. For the six months ended April 30, 2022 and 2021, all the Group’s functional currency are U.S. Dollars.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to useful lives of property and equipment, the recoverability of long-lived assets, allowance for doubtful accounts, revenue recognition, uncertain tax position, realization of deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalent

Cash and cash equivalent comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks. Deposit with maturities of more than twelve months was classified as non-current assets.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. Most accounts receivable are collected within one month. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was recorded as of April 30, 2022 and October 31, 2021, respectively.

Prepayments and other assets

Prepayment and other assets primarily consist of prepayment for fuel and other costs, prepayment for keyman insurance and advances to employees, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful. The Group uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was recorded as of April 30, 2022 and October 31, 2021, respectively.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method, as follows:

Useful life
Machinery equipment	10 years
Office and electronic equipment	3 – 5 years
Transportation equipment	5 years
Leasehold improvement	Over the shorter of the lease term or estimated useful lives

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation and amortization of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and other comprehensive income in other income or expenses.

Impairment of Long-lived Assets

The Group reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of April 30, 2022 and October 31, 2021.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, other receivables included in prepaid expenses and other current assets, accounts payables, balances with related parties, and other current liabilities, approximate their fair values because of the short-term maturity of these instruments.

Revenue recognition

The Group is an international operator of comprehensive ocean transportation service. On November 1, 2019, the Group has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group primarily derives its freight revenue from voyage contracts and provides vessel service.

In accordance with ASC 606, the Group evaluates whether our businesses themselves promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Based on the evaluation of the control model, the Group determined that the Group is the principal to the transaction for voyage contracts and the related revenue from voyage contracts is recognized on a gross basis based on the transfer of control to the customer. The Group’s vessel service contracts engage in certain transactions wherein the Group act as an agent of ship owners. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions and taxes and duties.

Revenue from voyage contracts

Under a voyage contract, the Group is engaged to provide the transportation of cargo between specific ports in return for ocean freight payment of an agreed upon freight per ton of cargo. The Group’s voyage contracts generally do not contain cancellable provisions. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. For the voyage contracts, the customer simultaneously receives and consumes the benefits provided by the Group’s performance over the voyage period because of the continuous transfer of control to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If the Group was unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, the Group recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expense and other ocean transportation operating costs are charged to operating costs as incurred.

Revenue from vessel services

The Group contracts with various customers to carry out vessel services for vessels as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners and commercial management. As the operator of the vessels, the Group undertakes to use its best endeavors to provide the agreed vessel services as agents for and on behalf of the ship owners and to protect and promote the interest of the ship owners in all matters relating to the provision of services. Most of the vessel service agreements span within one year and are typically billed on a monthly basis. The Vessel service revenue is recorded on a net basis. Net revenue includes billings to customers less voyage operating charges, including transportation or handling costs, fees, commissions, and taxes. The Group transfers control of the service to the customer and satisfies its performance obligation over the term of the contract, and therefore recognized revenue over the term of the contract.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable were $14,425,019 and $7,826,711 as of April 30, 2022 and October 31, 2021, respectively. Contract liabilities are reflected as advance from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfilment of performance obligations. As of April 30, 2022 and October 31, 2021, the advances from customer amounted to $17,218,980 and $6,182,479, respectively, which were expected to be recognized as revenue within 12 months.

For the six months ended April 30, 2022 and 2021, the disaggregation of revenue is as follows:

	For the six months ended April 30,
	2022	2021
Ocean freight revenue	$88,960,921	$57,253,171
Vessel service revenue	7,711,755	3,406,225
Total	$96,672,676	$60,659,396

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses and others costs directly associated with voyages. These amounts are recognized as cost of revenues over the voyage period.

Government Subsidies

The Group received government subsidies according to related policy from local government. The Group receives government subsidies that the Singaporean government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The unspecific purpose subsidies are recognized as other income upon receipt as further performance by the Group is not required. For the six months ended April 30, 2022 and 2021, the government subsidies amounted to $5,751 and $103,821, respectively.

Employee benefits

The full-time employees of the Company’s subsidiary are entitled to staff welfare benefits including medical care, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were $1,168,767 and $775,659 for the six months ended April 30, 2022 and 2021, respectively.

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended April 30, 2022 and 2021.

Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended April 30, 2022 and 2021, there were no dilutive shares.

Risks and Uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. As a result of the pandemic of COVID-19 in Asia countries, the United States and the world, the Group’s operations have been, and may continue to be, adversely impacted by disruptions in business activities, commercial transactions and general uncertainties surrounding the duration of the outbreaks and the various governments’ business, travel and other restrictions. The COVID-19 virus has led many ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production and closure of businesses and facilities and reduced consumer demand. The duration and severity of this global health emergency and related disruptions remains uncertain. Moreover, because the Group’s vessels travel to ports in countries in which cases of COVID-19 have been reported, the Group face risks to personnel and operations. Such risks include delays in the loading and discharging of cargo on or from the Group’s vessels, difficulties in carrying out crew changes, off time due to quarantine regulations, delays and expenses in finding substitute crew members if any of the Group’s vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions. The COVID-19 pandemic did not have a material net impact on the Group’s financial positions and operating results due to the increase in ocean freight price for the six months ended April 30, 2022 and 2021. The extent of the impact on the Group’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Group is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Related parties

Related parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group has two operating segments: (i) ocean transportation; (ii) heating business. The Group’s CODM, who has been identified as the Chief Executive Officer (“CEO”), evaluates performance based on the operating segment’s revenue and their operating results. As the Group’s long-lived assets are all located in Singapore and substantially all of the Group’s revenues are derived from Singapore. Therefore, no geographical segments are presented.

Concentrations of risks

a.      Significant customers

For the six months ended April 30, 2022 and 2021, no customer accounted for more than 10% of the Group’s total revenues. As of April 30, 2022, one customer accounted for approximately 11% of the Group’s accounts receivable. As of October 31, 2021, two customers accounted for approximately 16% and 12% of the Group’s accounts receivable, respectively.

b.      Significant suppliers

For the six months ended April 30, 2022, one related party supplier accounted for approximately 45% of the Group’s total purchases. For the six months ended April 30, 2021, one related party supplier accounted for approximately 38% of the Group’s total purchases. As of April 30, 2022, no supplier accounted for more than 10% of the Group’s total accounts payable. As of October 31, 2021, one supplier accounted for approximately 98% of the Group’s total accounts payable, respectively.

c.      Cash and cash Equivalents

The Group maintains cash and cash equivalents with various financial institutions in Singapore and management believes these financial institutions are high credit quality.

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the Group’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842).

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Group will adopt this guidance effective November 1, 2022. The Group is evaluating the impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Credit Losses — Measurement of Credit Losses on Financial Instruments (“ASC 326”). The standard significantly changes how entities will measure credit losses for most financial assets, including accounts and notes receivables. The standard will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The standard is effective for interim and annual reporting periods beginning after December 15, 2022. The adoption of ASU 2016-13 is not expected to have a material impact on the Group’s financial position, results of operations, and cash flows.

In October 2021, the FASB issued ASU No. 2021-08, “’Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s unaudited condensed consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

Note 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	April 30, 2022	October 31, 2021
Accounts receivable	$14,425,019	$7,826,711

Approximately $14,425,019 or 100% of the accounts receivable balance as of April 30, 2022 has been collected as of June 30, 2022.

Note 4 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consisted of the following:

	April 30, 2022	October 31, 2021
Prepayment for fuel and other costs	$9,256,404	$7,873,165
Prepayment for keyman insurance	871,490	896,272
Others	36,713	95,088
Total	10,164,607	8,864,525
Including:
Prepayments and other current assets	$9,293,117	$7,918,253
Prepayments and other non-current assets	$871,490	$946,272

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	April 30, 2022	October 31, 2021
Machinery and equipment	$56,759	$56,759
Transportation equipment	98,860	98,860
Office and electronic equipment	11,711	11,710
Leasehold improvement	54,387	54,387
Subtotal	221,716	221,716
Less: accumulated depreciation and amortization	(119,331)	(97,936)
Property and equipment, net	$102,385	$123,780

Depreciation and amortization expense for the six months ended April 30, 2022 and 2021 amounted to $21,395 and $20,037, respectively.

Note 6 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	April 30, 2022	October 31, 2021
Accrued expenses(1)	$3,143,105	$5,719,287
Payroll payable	110,833	102,482
Other payable	123,512	123,341
Accrued expenses and other liabilities	$3,377,450	$5,945,110

____________

(1)      The balance as of April 30, 2022 represented accrued contract expenses of approximately $3.0 million and accrued contract loss of $0.1 million. The balance as of October 31, 2021 represented accrued contract expenses of approximately $3.8 million and accrued contract loss of $1.9 million.

Note 7 — BANK LOAN

Bank loan consist of the following loans:

	April 30, 2022	October 31, 2021
Loan from DBS Bank (due on May 13, 2025)(1)	$2,827,281	$3,352,464
Revolving credit for keyman insurance(2)	916,923	916,923
Total	$3,744,204	$4,269,387
Less: current maturity of long-term loan	(888,407)	(899,581)
Long term portion	$2,855,797	$3,369,806

____________

(1)      On April 9, 2020, the Group signed a loan agreement with DBS Bank Ltd. to obtain a five-year loan of $3,517,906 (or SGD 5,000,000). The loan bears a fixed interest rate of 3% per annum. The bank loan was secured by Mr. Dong Zhang. The Group is required to pay interest for the first twelve months and repay monthly instalments comprising principal and interest thereafter. As of April 30, 2022 and October 31, 2021 the balance was $2,827,281 and $3,352,464, respectively.

(2)      On February 14, 2020, the Group obtained a revolving credit facility I (RCF I) from DBS Bank Ltd. of $916,923 and used to settle the premium of Insurance Policy. The weighted average effective interest rate was 0.84% and 0.90% for the six months ended April 30, 2022 and 2021, respectively. The revolving credit facility is secured by way of first legal assignment of Insurance Policy of all rights, title, interests and benefits under and arising out of the Insurance Policy including all proceeds payable under the Insurance Policy and all proceeds of any repayment or refund of premium by the Insurer, with notification of the assignment to be served and acknowledged by the Insurer.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — BANK LOAN (cont.)

Interest expense for the above-mentioned loans amount to $51,370 and $64,141 for the six months ended April 30, 2022 and 2021, respectively.

The repayment schedule for the bank loans are as follows:

Twelve months ending April 30,	Repayment
2023	$888,407
2024	915,359
2025	943,314
Thereafter	997,124
Total	$3,744,204

Note 8 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of April 30, 2022 and October 31, 2021 and transactions for the six months ended April 30, 2022 and 2021 are identified as follows:

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Topsheen Shipping Limited	Controlled by Mr. Dong Zhang
Shanghai Weisheng International Logistics Co., Ltd	Controlled by Mr. Shoucheng Lei
Keen Best Shipping Co., Limited	Controlled by Mr. Dong Zhang
Nanjing Derun Shipping Co., Ltd.	Controlled by Mr. Dong Zhang
Welly Focus Shipping Co. Limited	Controlled by Mr. Dong Zhang
Top Wisdom Shipping Management Co. Limited	Controlled by Mr. Dong Zhang
Mr. Shoucheng Lei	Director of the Group
Mr. Guohua Zhang	Chief Executive Officer and Chairman of the Board
Mr. Dong Zhang	Director of the Group
Mr. Qing Xu	General manager of Topsheen Shipping
Topsheen Shipping Group Limited*	Controlled by Mr. Dong Zhang
Beijing Hanpu Technology Co., Ltd.	Controlled by Mr. Guohua Zhang
Max Bright Marine Service Co. Ltd.	Controlled by Mr. Dong Zhang
Top Legend Shipping Co. Limited	Controlled by Mr. Dong Zhang
New Galion-Group Limited	Controlled by Mr. Guohua Zhang

____________

*        This entity was previously known as Deyun Shipping Group Co., Ltd.

(a) Due from related parties

Due from related parties consisted of the following:

	April 30, 2022	October 31, 2021
Nanjing Derun Shipping Co., Ltd.(1)	$340,902	$—
Welly Focus Shipping Co. Limited(2)	—	10,000
Top Wisdom Shipping Management Co. Limited(3)	—	6,246
Total	$340,902	$16,246

____________

(1)      The balances mainly represented working capital loan to Nanjing Derun Shipping Co., Ltd. The loan was interest-free and due on demand. As of May 31, 2022, the balance was collected.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — RELATED PARTY TRANSACTIONS (cont.)

(2)      The balances mainly represented non-interest bearing loans to related parties and due on demand. As of April 30, 2022, the balance was fully collected.

(3)      The balances mainly represented accounts receivables from Top Wisdom Shipping Management Co. Limited. As of April 30, 2022, the balance was fully collected .

(b) Due to related parties

Due to related parties consisted of the following:

	April 30, 2021	October 31, 2021
Topsheen Shipping Limited(1)	$379,052	$3,040,099
Shanghai Weisheng International Logistics Co., Ltd.	75,687	11,160
Keen Best Shipping Co., Limited(2)	—	317,848
Mr. Dong Zhang(1)	—	799,000
Mr. Shoucheng Lei(1)	—	1,546,000
Mr. Qing Xu(1)	—	752,000
Topsheen Shipping Group Limited(1)	—	12,739
Beijing Hanpu Technology Co., Ltd.(3)	56,759	56,759
Mr. Guohua Zhang(1)	1,015,790	388,619
New Galion-Group Limited(1)	293,038	—
Total	$1,820,326	$6,924,224

____________

(1)      The balances represented working capital loan from related parties. As of April 30, 2022 and October 31, 2021, Topsheen Shipping Limited paid salaries of $379,052 and $3,040,099 for the Company, respectively. As of April 30, 2022 and October 31, 2021, Mr. Guohua Zhang paid salaries on behalf of the Company of $1,015,790 and $388,619. As of April 30, 2022, New Galion-Group Limited paid salaries on behalf of the Company of $293,038. The loans are non-interest bearing and due on demand.

(2)      On October 19, 2021, Keen Best Shipping Co., Ltd, a non-controlling shareholder, transferred 400,000 shares of Topsheen Bulk to Topsheen Shipping for consideration of $317,848. The unpaid balance of $317,848 as of October 31, 2021 was fully settled as of April 30, 2022.

(3)      The Group purchased some fixed assets from Beijing Hanpu Technology Co., Ltd. The balance represents unpaid balance.

(c) Services provided by related parties*

	For the six months ended April 30,
	2022	2021
Topsheen Shipping Limited	$34,044,621	$22,171,809
Max Bright Marine Service Co. Ltd.	4,280,436	1,571,565
Top Legend Shipping Co. Limited	3,501,607	2,264,404
Nanjing Derun Shipping Co., Ltd.	—	31,922
Top Wisdom Shipping Management Co. Limited	20,000	—
Total	$41,846,664	$26,039,700

____________

*        The Group generally leased vessels or incurred the related freight costs with the above related parties.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — RELATED PARTY TRANSACTIONS (cont.)

(d) Services provided to related parties**

	For the six months ended April 30,
	2022	2021
Shanghai Weisheng International Logistics Co., Ltd.	$141,924	$869,242
Topsheen Shipping Limited	67,791	96
Total	$209,715	$869,338

____________

**      The Group generally provided transportation service to the above related parties.

(e) Loan secure provided by related parties

One related party provided guarantee for the repayment of the Group’s long-term loans. (See Note 7)

Note 9 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Caravelle was incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Singapore

Under Singapore tax laws, subsidiaries in Singapore are subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

Topsheen Shipping is eligible and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity in Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval. The MSI-AIS approval was in November 2015 for a period of ten years. The impact of the tax exemption noted above decreased taxes by $3,316,678 and $123,586 for the six months ended April 30, 2022 and 2021, respectively. The benefit of the tax exemption on net income per share (basic and diluted) were $66 per share and $2 per share for the six months ended April 30, 2022 and 2021, respectively.

i)       The components of the income tax provision are as follows:

	For the six months ended April 30, 2022	For the six months ended April 30, 2021
Current	$645	$1,905
Deferred	—	—
Total provision for income taxes	$645	$1,905

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — TAXES (cont.)

ii)      The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of April 30, 2022	As of October 31, 2021
Deferred tax liability:
Temporary difference*	$1,634	$1,634
Total	$1,634	$1,634

____________

*        Temporary difference caused by different depreciation between financial accounting basis and tax basis.

The following table reconciles the Singapore statutory rates to the Group’s effective tax rate for the six months ended April 30, 2022 and 2021:

	For the six months ended April 30, 2022	For the six months ended April 30, 2021
Singapore Statutory income tax rate	17.0%	17.0%
Effect of preferential tax rate	(17.0)%	(17.0)%
Non-deductible items and others*	0.0%	0.2%
Effective tax rate	0.0%	0.2%

____________

*        Non-deductible items and others represent excess expenses and losses not deductible for Singapore tax purposes.

(b) Taxes payable

Taxes payable consist of the following:

	April 30, 2022	October 31, 2021
Income tax payable	$—	$1,905
Total taxes payable	$—	$1,905

Note 10 — SHAREHOLDERS’ EQUITY

Common stock

As of April 30, 2022 and October 31, 2021, the Company is authorized to issue 50,000 Ordinary shares with $1.00 par value per share. As of April 30, 2022 and October 31, 2021, 50,000 ordinary shares were issued and outstanding.

During the six months ended April 30, 2022 and 2021, the Group received $7,474 and $nil capital contributions from shareholders, respectively.

During the six months ended April 30, 2022, Topsheen Shipping declared and paid dividends of $8,050,000, of which Topsheen Samoa received $4,910,500 and non-controlling shareholder received $3,139,500. Topsheen Samoa declared and paid dividends of $2,013,000, of which SGEX received $1,811,700 and non-controlling shareholder received $201,300. SGEX declared and paid dividends of $1,811,700 to Caravelle, which in turn declared and paid $1,811,700 to shareholders.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — SHAREHOLDERS’ EQUITY (cont.)

Purchase of a non-controlling shareholder’s interest

On October 19, 2021, Keen Best Shipping Co., Ltd, a non-controlling shareholder, transferred 400,000 shares of Topsheen Bulk to Topsheen Shipping for consideration of $327,848. As the result of the transaction, Topsheen Bulk became a 100% owned subsidiary of Topsheen Shipping.

Note 11 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s consolidated financial position or results of operations or liquidity.

Operating lease commitments

The Group signed various lease agreements to rent office space. The lease agreements will expire on September 30, 2023. Rent expense for the six months ended April 30, 2022 and 2021 was $60,405 and $31,658, respectively. As of April 30, 2022, the Group was obligated under operating leases for minimum rentals as follows:

Twelve months ending April 30,	Minimum lease payment
2023	$77,508
2024	10,132
Total	$87,640

Note 12 — SEGMENTS

The Group identified two operating segments, including ocean transportation and heating business segments. The revenue by the two reportable segments were as follows:

	For the six months ended April 30,
	2022	2021
Ocean transportation	$96,672,676	$60,659,396
Heating business	—	—
Total	$96,672,676	$60,659,396

The Group’s CODM does not review the financial position by operating segments, thus no total assets or liabilities of each operating segment are presented.

Note 13 — SUBSEQUENT EVENTS

On May 25, 2022, Topsheen Shipping declared and paid dividends of $11,800,000, of which Topsheen Samoa received $7,198,000 and non-controlling shareholder received $4,602,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Caravelle Group Co., Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Caravelle Group Co., Ltd (the “Company”) as of October 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for each of the years in the two-year period ended October 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended October 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2021

New York, New York
May 13, 2022

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of October 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalent	$10,354,441	$8,115,886
Accounts receivable	7,826,711	2,417,594
Prepayments and other current assets	7,918,253	4,249,693
Due from related parties	16,246	123,013
Total Current Assets	26,115,651	14,906,186

Certificate of deposit	—	300,000
Property and equipment, net	123,780	106,908
Prepayment and other non-current assets	946,272	916,923
Total Assets	$27,185,703	$16,230,017

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current Liabilities:
Current maturity of long-term bank loan	$899,581	$361,478
Accounts payable	488,442	305,077
Advance from customers	6,182,479	5,788,258
Accrued expenses and other liabilities	5,945,110	7,120,260
Taxes payable	1,905	1,549
Due to related parties	6,924,224	5,234,911
Total Current Liabilities	20,441,741	18,811,533

Long-term bank loan	3,369,806	4,073,351
Deferred tax liability	1,634	1,426
Total Liabilities	23,813,181	22,886,310

COMMITMENTS AND CONTINGENCIES

Total Equity (deficit):
Ordinary shares, $1 par value, 50,000 shares authorized, 1 share issued and outstanding at October 31, 2021 and 2020, respectively*	50,000	50,000
Additional paid-in capital	100,131	90
Retained earnings (accumulated deficit)	433,784	(4,883,458)
Total Shareholders’ Equity (deficit)	583,915	(4,833,368)
Non-controlling interest	2,788,607	(1,822,925)
Total Equity (deficit)	3,372,522	(6,656,293)
Total Liabilities and Equity (deficit)	$27,185,703	$16,230,017

____________

*        Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the year ended October 31,
	2021	2020
Revenue
Ocean freight revenue	$110,113,752	$77,301,897
Vessel service revenue	11,847,305	1,049,551
Total revenue	121,961,057	78,351,448

Cost of revenues	109,008,853	82,290,135
Gross profit (loss)	12,952,204	(3,938,687)

Operating expenses:
Selling expenses	27,452	—
General and administrative expenses	2,443,537	1,792,779
Total operating expenses	2,470,989	1,792,779

Income (loss) from operations	10,481,215	(5,731,466)

Other income (expense):
Interest income	5	7,607
Interest expense	(122,392)	(60,256)
Other income (expense), net	(100,093)	25,486
Total other expense, net	(222,480)	(27,163)

Income (loss) before income taxes	10,258,735	(5,758,629)

Provision for income taxes	2,113	2,357

Net income (loss)	10,256,622	(5,760,986)
Less: Net income (loss) attributable to non-controlling interests	4,946,114	(2,592,023)
Net income (loss) attributable to the Company	5,310,508	(3,168,963)

Comprehensive income (loss)	10,256,622	(5,760,986)
Less: Comprehensive income (loss) attributable to non-controlling interests	4,946,114	(2,592,023)
Comprehensive income (loss) attributable to the Company	$5,310,508	$(3,168,963)

Earnings (losses) Per share – Basic and diluted	$106	$(63)
Weighted Average Shares Outstanding – Basic and diluted*	50,000	50,000

____________

*        Shares and per share data are presented on a retroactive basis to reflect the reorganization

The accompanying notes are an integral part of these consolidated financial statements.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED OCTOBER 31, 2021 AND 2020

	Common Stock		Additional Paid in Capital	Retained Earnings (Accumulated Deficits)	Non-controlling interest	Total
	Shares*	Amount
Balance at October 31, 2019	50,000	$50,000	$90	$(1,714,495)	$769,098	$(895,307)
Net loss for the year	—	—	—	(3,168,963)	(2,592,023)	(5,760,986)
Balance at October 31, 2020	50,000	$50,000	$90	$(4,883,458)	$(1,822,925)	$(6,656,293)
Capital contribution made by shareholders	—	—	100,041	—	—	100,041
Net income for the year	—	—	—	5,310,508	4,946,114	10,256,622
Acquisition of noncontrolling interest	—	—	—	6,734	(334,582)	(327,848)
Balance at October 31, 2021	50,000	$50,000	$100,131	$433,784	$2,788,607	$3,372,522

____________

*        Shares and per share data are presented on a retroactive basis to reflect the reorganization

The accompanying notes are an integral part of these consolidated financial statements.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended October 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$10,256,622	$(5,760,986)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	40,085	39,594
Deferred tax expense	208	789
Changes in operating assets and liabilities:
Accounts receivable	(5,409,117)	425,860
Prepayments and other assets	(3,697,909)	(645,336)
Due from related parties	96,767	—
Accounts payables	183,365	283,799
Advance from customers	394,221	4,138,345
Accrued expenses and other liabilities	(1,232,108)	2,620,933
Taxes payable	356	1,433
Net cash provided by operating activities	632,490	1,104,431

Cash flows from investing activities:
Additions to property and equipment	—	(1,563)
Proceeds from (purchase of) certificate of deposit	300,000	(300,000)
Net cash provided by ( used in ) investing activities	300,000	(301,563)

Cash flows from financing activities:
Payment to related parties	(50,000)	(61,340)
Loans from related parties	1,421,466	513,920
Proceeds from long-term bank loans	—	4,434,829
Repayment of long-term bank loans	(165,442)	—
Capital contributed by shareholders	100,041	—
Net cash provided by financing activities	1,306,065	4,887,409

Effect of exchange rate changes on cash and cash equivalent	—	—
Net increase in cash and cash equivalent	2,238,555	5,690,277
Cash and cash equivalent, beginning of year	8,115,886	2,425,609
Cash and cash equivalent, end of year	$10,354,441	$8,115,886

Supplemental disclosure information:
Cash paid for income tax	$1,549	$77
Cash paid for interest	$122,295	$60,061
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Acquisition of noncontrolling interest	$327,848	$—
Addition to fixed assets through due to related party	$56,957	$—

The accompanying notes are an integral part of these consolidated financial statements.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Caravelle Group Co., Ltd (“Caravelle” or the “Company”), is a company that was established under the laws of the Cayman Islands on April 1, 2021 as a holding company. The Company and its subsidiaries (together the “Group”) is an international operator of ocean transportation service. It is engaged in the seaborne transportation service under voyage contracts as well as vessels service for and on behalf of ship owners. The Company’s Ocean Transportation business is conducted through its subsidiaries — Topsheen Shipping Singapore Pte. Ltd. and Topsheen Bulk Singapore Pte. Ltd.

Mr. Guohua Zhang (“Mr. Zhang”), the Chairman of the Board of Directors and Chief Executive Officer (“CEO’) is the ultimate controlling shareholder (“the controlling shareholder”) of the Group.

As of October 31, 2021, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
SGEX Group Co., Ltd (“SGEX”)	April 19, 2021	British Virgin Islands (“BVI”)	100%	Investment Holding
Topsheen Shipping Group Corporation (“Topsheen Samoa”)	July 23, 2012	Samoa	90%	Transportation service
Topsheen Shipping Singapore Pte. Ltd (“Topsheen Shipping”)	October 30, 2015	Singapore	61% owned subsidiary of Topsheen Samoa	Transportation service
Topsheen Bulk Singapore Pte. Ltd (“Topsheen Bulk”)	March 16, 2019	Singapore	100% owned subsidiary of Topsheen Shipping	Transportation service
Singapore Garden Technology Pte. Ltd. (“Garden Technology”)	December 6, 2020	Singapore	100%	Transportation and heating business

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries. Mr. Zhang, The Chairman of the Board of Directors and CEO of the Company is the ultimate controlling shareholder of the Company.

Reorganization

A Reorganization of the legal structure was completed in October 8, 2021. The Reorganization involved:

(i)     the formation of the Company’s wholly owned subsidiary-SGEX and SGEX’s wholly owned subsidiary — Garden Technology;

(ii)    the transfer of 90% of the shareholders’ equity interest in Topsheen Samoa to SGEX on October 8, 2021

Before and after the Reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholder, and therefore the Reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of operations and comprehensive income (loss) as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of October 31, 2021 and 2020, non-controlling interests represent non-controlling shareholders’ proportionate share of equity interests in Topsheen Samoa and Topsheen Shipping.

Foreign currency translation

The Group follows U.S. GAAP for both the translation and remeasurement of balance sheet and income statement items into U.S. Dollars. For those business units that operate in a local currency functional environment, all assets and liabilities are translated into U.S. Dollars using the exchange rates in effect at the end of the period; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive income (loss) in shareholders’ equity. For those business units that operate in a U.S. Dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. Dollars using the exchange rates in effect at the end of the period except for nonmonetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are generally translated at monthly exchange rates which approximate average exchange rates in effect during each year, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. For the years ended October 30, 2021 and 2020, all the Group’s functional currency are U.S. Dollars.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

useful lives of property and equipment, the recoverability of long-lived assets, allowance for doubtful accounts, revenue recognition, uncertain tax position, realization of deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalent

Cash and cash equivalent comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks. Deposit with maturities of more than twelve months was classified as non-current assets.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. Most accounts receivable is collected within one month. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was recorded as of October 31, 2021 and 2020, respectively.

Prepayments and other assets

Prepayment and other assets primarily consist of prepayment for fuel and other costs, prepayment for key man insurance and advances to employees, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful. The Group uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was recorded as of October 31, 2021 and 2020, respectively.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method, as follows:

Useful life
Machinery equipment	10 years
Office and electronic equipment	3 – 5 years
Transportation equipment	5 years
Leasehold improvement	Over the shorter of the lease term or estimated useful lives

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation and amortization of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and other comprehensive income (loss) in other income or expenses.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of Long-lived Assets

The Group reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of October 31, 2021 and 2020.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, other receivables included in prepaid expenses and other current assets, accounts payables, balances with related parties, and other current liabilities, approximate their fair values because of the short-term maturity of these instruments.

Revenue recognition

The Group is an international operator of comprehensive ocean transportation service. On November 1, 2019, the Group has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group primarily derives its freight revenue from voyage contracts and provides vessel service.

In accordance with ASC 606, the Group evaluates whether our businesses themselves promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Based on the evaluation of the control model, the Group determined that the Group is the principal to the transaction for voyage contracts and the related revenue from voyage contracts is recognized on a gross basis based on the transfer of control to the customer. The Group’s vessel service contracts engage in certain

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

transactions wherein the Group act as an agent of ship owners. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions and taxes and duties.

Revenue recognition (continued)

Revenue from voyage contracts

Under a voyage contract, the Group is engaged to provide the transportation of cargo between specific ports in return for ocean freight payment of an agreed upon freight per ton of cargo. The Group’s voyage contracts generally do not contain cancelable provisions. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. For the voyage contracts, the customer simultaneously receives and consumes the benefits provided by the Group performance over the voyage period because of the continuous transfer of control to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If the Group was unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, the Group recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expense and other ocean transportation operating costs are charged to operating costs as incurred.

Revenue from vessel services

The Group contracts with various customers to carry out vessel services for vessels as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners and commercial management. As the operator of the vessels, the Group undertakes to use its best endeavors to provide the agreed vessel services as agents for and on behalf of the ship owners and to protect and promote the interest of the ship owners in all matters relating to the provision of services. Most of the vessel service agreements span within one year and are typically billed on a monthly basis. The Vessel service revenue is recorded on a net basis. Net revenue includes billings to customers less voyage operating charges, including transportation or handling costs, fees, commissions, and taxes. The Group transfers control of the service to the customer and satisfies its performance obligation over the term of the contract, and therefore recognized revenue over the term of the contract.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable net of allowance for doubtful accounts were $7,826,711 and $2,417,594 as of October 31, 2021 and 2020, respectively. Contract liabilities are reflected as advance from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfillment of performance obligations. As of October 31, 2021 and 2020, the advances from customer amounted to $6,182,479 and $5,788,258, respectively, which were expected to be recognized as revenue within 12 months.

For the years ended October 31, 2021 and 2020, the disaggregation of revenue is as follows:

	For the years ended October 31,
	2021	2020
Ocean freight revenue	$110,113,752	$77,301,897
Vessel service revenue	11,847,305	1,049,551
Total	$121,961,057	$78,351,448

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses and others costs directly associated with voyages. These amounts are recognized as cost of revenues over the voyage period.

Government Subsidies

The Group received government subsidies according to related policy from local government. The Group receives government subsidies that the Singaporean government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The unspecific purpose subsidies are recognized as other income upon receipt as further performance by the Group is not required. For the years ended October 31, 2021 and 2020, the government subsidies amounted to $5,922 and $17,779, respectively.

Employee benefits

The full-time employees of the Company’s subsidiary are entitled to staff welfare benefits including medical care, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were $133,173 and $77,398 for the years ended October 31, 2021 and 2020, respectively.

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended October 31, 2021 and 2020.

Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of October 31, 2021 and 2020., there were no dilutive shares.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and Uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. As a result of the pandemic of COVID-19 in Asia countries, the United States and the world, the Group’s operations have been, and may continue to be, adversely impacted by disruptions in business activities, commercial transactions and general uncertainties surrounding the duration of the outbreaks and the various governments’ business, travel and other restrictions. The COVID-19 virus has led many ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production and closure of businesses and facilities and reduced consumer demand. The duration and severity of this global health emergency and related disruptions remains uncertain. Moreover, because the Group’s vessels travel to ports in countries in which cases of COVID-19 have been reported, the Group face risks to personnel and operations. Such risks include delays in the loading and discharging of cargo on or from the Group’s vessels, difficulties in carrying out crew changes, off time due to quarantine regulations, delays and expenses in finding substitute crew members if any of the Group’s vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions. In fiscal year 2020, the COVID-19 pandemic had a material net impact on the Group’s financial positions and operating results. the Group incurred a gross loss in fiscal year 2020 due to low ocean freight price and shorter voyage days under the impact of COVID-19. The quarantines and travel restriction also caused congestions in ports, which caused higher port fees and longer idle time. The COVID-19 pandemic did not have a material net impact on the Group’s financial positions and operating results for the year ended October 31, 2021. The extent of the impact on the Group’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Group is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Related parties

Related parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group has two operating segments: (i) ocean transportation; (ii) heating business. The Group’s CODM, who has been identified as the Chief Executive Officer (“CEO”), evaluates performance based on the operating segment’s revenue and their operating results. As the Group’s long-lived assets are all located in Singapore and substantially all of the Group’s revenues are derived from Singapore. Therefore, no geographical segments are presented.

Concentrations of risks

a.      Significant customers

For the years ended October 31, 2021 and 2020, no customer accounted for more than 10% of the Group’s total revenues. As of October 31, 2021, two customers accounted for approximately 16% and 12% of the Group’s accounts receivable, respectively. As of October 31, 2020, one customer accounted for approximately 27% of the Group’s accounts receivable, respectively.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.      Significant suppliers

For the year ended October 31, 2021, one related party supplier accounted for approximately 44% of the Group’s total purchases. For the year ended October 31, 2020, one related party supplier accounted for approximately 36% of the Group’s total purchases. As of October 31, 2021, one supplier accounted for approximately 98% of the Group’s total accounts payable. As of October 31, 2020, three suppliers accounted for approximately 42%, 41% and 11% of the Group’s total accounts payable, respectively.

c.      Cash and cash Equivalents

The Group maintains cash and cash equivalents with various financial institutions in Singapore and management believes these financial institutions are high credit quality.

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the Group’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Group will adopt this guidance effective November 1, 2022. The Group is evaluating the impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Credit Losses — Measurement of Credit Losses on Financial Instruments (“ASC 326”). The standard significantly changes how entities will measure credit losses for most financial assets, including accounts and notes receivables. The standard will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The standard is effective for interim and annual reporting periods beginning after December 15, 2022. The adoption of ASU 2016-13 is not expected to have a material impact on the Group’s financial position, results of operations, and cash flows.

The FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”. These amendments refine and expand hedge accounting for both financial (e.g., interest rate) and commodity risks. Its provisions create more transparency around how economic results are presented, both on the face of the financial statements and in the footnotes. It also makes certain targeted improvements to simplify the application of hedge accounting guidance. The amendments were adopted for the year ended October 31, 2020; the adoption did not have a material impact on the financial statements and disclosures.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

Note 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	October 31, 2021	October 31, 2020
Accounts receivable	$7,826,711	$2,417,594

Approximately $7,184,898 or 91.8% of the accounts receivable balance as of October 31, 2021 has been collected as of December 31, 2021.

Note 4 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consisted of the following:

	October 31, 2021	October 31, 2020
Prepayment for fuel and other costs	$7,873,165	$4,174,417
Prepayment for keyman insurance	896,272	916,923
Others	95,088	75,276
Total	8,864,525	5,166,616
Including:
Prepayments and other current assets, net	$7,918,253	$4,249,693
Prepayments and other non-current assets	$946,272	$916,923

Note 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	October 31, 2021	October 31, 2020
Machinery and equipment	$56,759	$—
Transportation equipment	98,860	98,860
Office and electronic equipment	11,710	11,512
Leasehold improvement	54,387	54,387
Subtotal	221,716	164,759
Less: accumulated depreciation and amortization	(97,936)	(57,851)
Property and equipment, net	$123,780	$106,908

Depreciation and amortization expense for the years ended October 31, 2021 and 2020 amounted to $40,085 and $39,594, respectively.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	October 31, 2021	October 31, 2020
Accrued expenses(1)	$5,719,287	$7,067,574
Payroll payable	102,482	—
Other payable	123,341	52,686
Accrued expenses and other liabilities	$5,945,110	$7,120,260

____________

(1)      The balance as of October 31, 2021 represented accrued contract expenses of approximately $3.8 million and accrued contract loss of $1.9 million. The balance as of October 31, 2020 represented accrued contract expenses of approximately $4.7 million and accrued contract loss of $2.3 million.

Note 7 — BANK LOAN

Bank loan consist of the following loans:

	October 31, 2021	October 31, 2020
Loan from DBS Bank (due on May 13, 2025)(1)	$3,352,464	$3,517,906
Revolving credit for keyman insurance(2)	916,923	916,923
Total	$4,269,387	$4,434,829
Less: current maturity of long-term loan	899,581	361,478
Long term portion	$3,369,806	$4,073,351

____________

(1)      On April 9, 2020, the Group signed a loan agreement with DBS Bank Ltd. to obtain a five-year loan of $3,517,906 (or SGD 5,000,000). The loan bears a fixed interest rate of 3% per annum. The bank loan was secured by Mr. Dong Zhang. The Group is required to pay interest for the first twelve months and repay monthly instalments comprising principal and interest thereafter. As of October 31, 2021 and 2020 the balance was $3,352,464 and $3,517,906, respectively. The Group entered into an USD/SGD Cross Currency Swap Agreement with DBS Bank Ltd. on May 26, 2020 to mitigate the USD/SGD exchange rate fluctuation. Pursuant to the agreement, the Group will make principal and interest payment in USD instead of SGD based on a fixed USD/SGD foreign exchange conversion rate of 1.4213. The above Swap arrangement was in a short term nature and was terminated by consent of both parties on January 26, 2021. For the year ended October 31, 2021 and 2020, the Group incurred hedging loss of $4,154 and $6,469, respectively.

(2)      On February 14, 2020, the Group obtained a revolving credit facility I (RCF I) from DBS Bank Ltd. of $916,923 and used to settle the premium of Insurance Policy. The weighted average effective interest rate is 1.22% per annum. The revolving credit facility is secured by way of first legal assignment of Insurance Policy of all rights, title, interests and benefits under and arising out of the Insurance Policy including all proceeds payable under the Insurance Policy and all proceeds of any repayment or refund of premium by the Insurer, with notification of the assignment to be served and acknowledged by the Insurer.

Interest expense for the above-mentioned loans amount to $114,204 and $52,045 for the years ended October 31, 2021 and 2020, respectively.

The repayment schedule for the bank loans are as follows:

Twelve months ending October 31,	Repayment
2022	$899,581
2023	926,942
2024	955,099
2025	570,842
Thereafter	916,923
Total	$4,269,387

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of October 31, 2021 and 2020 and transactions for the years ended October 31, 2021 and 2020 are identified as follows:

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Topsheen Shipping Limited	Controlled by Mr. Dong Zhang
Shanghai Weisheng International Logistics Co., Ltd	Controlled by Mr. Shoucheng Lei
Keen Best Shipping Co., Limited	Controlled by Mr. Dong Zhang
Nanjing Derun Shipping Co., Ltd.	Controlled by Mr. Dong Zhang
Welly Focus Shipping Co. Limited	Controlled by Mr. Dong Zhang
Top Wisdom Shipping Management Co. Limited	Controlled by Mr. Dong Zhang
Mr. Shoucheng Lei	Director of the Group
Mr. Guohua Zhang	Chief Executive Officer and Chairman of the Board
Mr. Dong Zhang	Director of the Group
Mr. Qing Xu	General manager of Topsheen Shipping
Deyun Shipping Group Co., Ltd.	Controlled by Mr. Dong Zhang
Beijing Hanpu Technology Co., Ltd.	Controlled by Mr. Guohua Zhang
Max Bright Marine Service Co. Ltd.	Controlled by Mr. Dong Zhang
Top Legend Shipping Co. Limited	Controlled by Mr. Dong Zhang

(a) Due from related parties

Due from related parties consisted of the following:

	October 31, 2021	October 31, 2020
Shanghai Weisheng International Logistics Co., Ltd(1)	$—	$103,013
Keen Best Shipping Co., Limited(2)	—	10,000
Welly Focus Shipping Co. Limited(2)	10,000	10,000
Top Wisdom Shipping Management Co. Limited(3)	6,246	—
Total	$16,246	$123,013

____________

(1)      The balances mainly represented accounts receivables from Shanghai Weisheng International Logistics Co., Ltd. The balance was fully collected in fiscal year 2021.

(2)      The balances mainly represented non-interest bearing loans to related parties and due on demand. As of October 31, 2021, the balance of Keen Best Shipping Co., Limited was fully collected.

(3)      The balances mainly represented accounts receivables from Top Wisdom Shipping Management Co. Limited. The balance was collected subsequently.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — RELATED PARTY TRANSACTIONS (cont.)

(b) Due to related parties

Due to related parties consisted of the following:

	October 31, 2021	October 31, 2020
Topsheen Shipping Limited(1)	$3,040,099	$2,125,172
Shanghai Weisheng International Logistics Co., Ltd.	11,160	—
Keen Best Shipping Co., Limited(2)	317,848	—
Mr. Dong Zhang(1)	799,000	749,000
Mr. Shoucheng Lei(1)	1,546,000	1,596,000
Mr. Qing Xu(1)	752,000	752,000
Deyun Shipping Group Co., Ltd.(1)	12,739	12,739
Beijing Hanpu Technology Co., Ltd.(3)	56,759	—
Mr. Guohua Zhang(1)	388,619	—
Total	6,924,224	5,234,911

____________

(1)      The balances represented working capital loan from related parties. As of October 31, 2021 and 2020, Topsheen Shipping Limited paid salaries of $3,040,099 and $2,112,717 for the Company, respectively. As of October 31, 2021, Mr. Guohua Zhang paid salaries on behalf of the Company of $388,619. The loans are non-interest bearing and due on demand. The Company repaid Mr. Shoucheng Lei $230,000 subsequently.

(2)      On October 19, 2021, Keen Best Shipping Co., Ltd, a non-controlling shareholder, transferred 400,000 shares of Topsheen Bulk to Topsheen Shipping for consideration of $327,848. The unpaid balance of $317,848 as of October 31, 2021 was fully settled subsequently.

(3)      The Group purchased some fixed assets from Beijing Hanpu Technology Co., Ltd. The balance represents unpaid balance.

(c) Services provided by related parties*

	For the year ended October 31, 2021	For the year ended October 31, 2020
Topsheen Shipping Limited	$46,757,016	$28,308,612
Max Bright Marine Service Co. Ltd	1,961,665	3,011,397
Nanjing Derun Shipping Co., Ltd	31,325	171,013
Top Legend Shipping Co. Limited	1,647,921	4,679,148
Total	$50,397,927	$36,170,170

____________

*        The Group generally leased vessels or incurred the related freight costs with the above related parties.

(d) Services provided to related parties**

	For the year ended October 31, 2021	For the year ended October 31, 2020
Shanghai Weisheng International Logistics Co., Ltd	$1,065,779	$737,798

____________

**      The Group generally provided transportation service to the above related party.

(e) Loan secure provided by related parties

One related party provided guarantee for the repayment of the Group’s long-term loans. (See Note 7)

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Caravelle was incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Singapore

Under Singapore tax laws, subsidiaries in Singapore are subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

Topsheen Shipping is eligible and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity in Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval. The MSI-AIS approval was in November 2015 for a period of ten years. The impact of the tax exemption noted above decreased taxes by $1,741,872 and $Nil for the years ended October 31, 2021 and 2020, respectively. The benefit of the tax exemption on net income per share (basic and diluted) were $35 per share and $Nil per share for years ended October 31, 2021 and 2020, respectively.

i)       The components of the income tax provision are as follows:

	For the year ended October 31, 2021	For the year ended October 31, 2020
Current	$1,905	$1,568
Deferred	208	789
Total provision for income taxes	$2,113	$2,357

ii)      The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	October 31, 2021	October 31, 2020
Deferred tax liability:
Temporary difference*	$1,634	$1,426
Total	$1,634	$1,426

____________

*        Temporary difference caused by different depreciation between financial accounting basis and tax basis.

The following table reconciles the Singapore statutory rates to the Group’s effective tax rate for the years ended October 31, 2021 and 2020:

	For the year ended October 31, 2021	For the year ended October 31, 2020
Singapore Statutory income tax rate	17.0%	17.0%
Effect of preferential tax rate	(17.0)%	(17.0)%
Non-deductible items and others*	0.02%	(0.04)%
Effective tax rate	0.02%	(0.04)%

____________

*      Non-deductible items and others represent excess expenses and losses not deductible for Singapore tax purpose.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — TAXES (cont.)

(b) Taxes payable

Taxes payable consist of the following:

	October 31, 2021	October 31, 2020
Income tax payable	$1,905	$1,549
Total taxes payable	$1,905	$1,549

Note 10 — SHAREHOLDERS’ EQUITY

Common stock

As of October 31, 2021 and 2020, the Company is authorized to issue 50,000 Ordinary shares with $1.00 par value per share. As of October 31, 2021 and 2020, 50,000 ordinary shares were issued and outstanding.

For the years ended October 31, 2021 and 2020, the Group received $100,041 and $90 capital contributions from shareholders, respectively.

Purchase of a non-controlling shareholder’s interest

On October 19, 2021, Keen Best Shipping Co., Ltd, a non-controlling shareholder, transferred 400,000 shares of Topsheen Bulk to Topsheen Shipping for consideration of $327,848. As the result of the transaction, Topsheen Bulk became a 100% owned subsidiary of Topsheen Shipping.

Note 11 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s consolidated financial position or results of operations or liquidity.

Operating lease commitments

The Group signed various lease agreements to rent office space. The lease agreements will expire on September 30, 2023. Rent expense for the years ended October 31, 2021 and 2020 was $64,894 and $61,930, respectively. As of October 31, 2021, the Group was obligated under operating leases for minimum rentals as follows:

Twelve months ending October 31	Minimum lease payment
2022	$87,474
2023	46,340
Total	$133,814

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — SEGMENTS

The Group identified two operating segments, including ocean transportation and heating business segments. The revenue by the two reportable segments were as follows:

	For the years ended October 31, 2021	For the years ended October 31, 2020
Ocean transportation	$121,961,057	$78,351,448
Heating business	—	—
Total	$121,961,057	$78,351,448

The Group’s CODM does not review the financial position by operating segments, thus no total assets or liabilities of each operating segment are presented.

Note 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

CARAVELLE GROUP CO., LTD
PARENT COMPANY BALANCE SHEETS

	As of October 31,
	2021	2020
ASSETS
Cash	$3,661	$—
Prepayments and other current assets	644	—
TOTAL CURRENT ASSETS	4,305	—

Prepayment and other non-current assets	50,000	—
Investment in subsidiaries, net	1,151,693	(4,833,368)
TOTAL ASSETS	$1,205,998	$(4,833,368)

LIABILITIES
Accrued liabilities and other payable	79,166	—
Due to subsidiaries**	150,000
Due to a related party	392,917	—
TOTAL LIABILITIES	622,083	—

EQUITY (DEFICIT):
Ordinary shares, $1 par value, 50,000 shares authorized, 1 share issued and outstanding at October 31, 2021 and 2020, respectively*
Ordinary shares	50,000	50,000
Additional paid-in capital	100,131	90
Retained earnings (accumulated deficit)	433,784	(4,883,458)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	583,915	(4,833,368)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$1,205,998	$(4,833,368)

____________

*        Shares and per share data are presented on a retroactive basis to reflect the reorganization.

**      The amount represented working capital loans from subsidiaries and was eliminated in the consolidated financial statements.

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

CARAVELLE GROUP CO., LTD
PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended October 31,
	2021	2020
Equity in earnings (loss) of subsidiaries	$5,882,595	$(3,168,963)
General and administrative expenses	(572,087)	—
NET INCOME (LOSS)	5,310,508	(3,168,963)

COMPREHENSIVE INCOME (LOSS)	$5,310,508	$(3,168,963)

CARAVELLE GROUP CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

CARAVELLE GROUP CO., LTD
PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended October 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$5,310,508	$(3,168,963)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in (earnings) losses of subsidiaries	(5,882,595)	3,168,963
Prepayments and other assets	(50,644)	—
Accrued liabilities and other payable	79,166	—
NET CASH USED IN OPERATING ACTIVITIES	(543,565)	—

Cash flows from financing activities:
Contribution by shareholders	4,309	—
Due to subsidiaries *	150,000	—
Loan from a related party	392,917	—
NET CASH PROVIEDED BY FINANCING ACTIVITIES	547,226	—

CHANGES IN CASH	3,661	—
CASH, BEGINNING OF YEAR	—	—
CASH, END OF YEAR	$3,661	$—

____________

*        The amount represented working capital loans from subsidiaries and was eliminated in the consolidated financial statements.

Annex A

Annex A-1

Annex B

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM AND ARTICLES

OF

ASSOCIATION

OF

________________________________________________

CARAVELLE INTERNATIONAL GROUP

________________________________________________

(Adopted pursuant to a special resolution passed on [    ] 2022 and effective on [    ] 2022)

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

CARAVELLE INTERNATIONAL GROUP

(Adopted pursuant to a special resolution passed on [    ] 2022 and effective on [    ] 2022)

1.           The name of the Company is Caravelle International Group.

2.           The registered office of the Company shall be at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may determine.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.           The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.           The authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each. Subject to the Statute and these Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

6.           The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.           Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

Annex B-1

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

CARAVELLE INTERNATIONAL GROUP

(Adopted pursuant to a special resolution passed on [    ] 2022 and effective on [    ] 2022)

INTERPRETATION

1.           In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

means, with respect to any specified Person, any other Person who directly or indirectly Controls, is Controlled by, or is under common Control with such specified Person, provided. With respect to any Person who is a natural Person, such Person’s Affiliates shall also include his or her Immediate Family Members and their respective Affiliates;

“Articles”	means these articles of association of the Company, as amended and altered from time to time by Special Resolutions;
“Audit Committee”	means the audit committee of the Company formed by the Board pursuant to Article 139 hereof, or any successor audit committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any);
“Board” and “Board of Directors”	means the board of directors of the Company;
“Business Day”

means any day other than a Saturday, Sunday or other day on which commercial banking institutions in Hong Kong, New York, the Cayman Islands or the PRC are authorized or required by Law or executive order to close;

“Chairman”	means the chairman of the Board of Directors;
“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;
“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
“Company”	means Caravelle International Group, a Cayman Islands exempted company;
“Company’s Website”

means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company in connection or which has otherwise been notified to Members;

Annex B-2

“Control”

means, as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; the terms “Controlled by” and “under common Control with” shall have correlative meanings;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares are listed for trading;
“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;
“Directors”	means the directors for the time being of the Company;
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“Government Authority”

means any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization or national or international stock exchange on which the securities of the applicable Party or its Affiliates are listed;

“Immediate Family Members”

means, with respect to any natural Person, (a) such Person’s spouse, parents, parents-in-law, grandparents, children, grandchildren, siblings and siblings-in-law (in each case whether adoptive or biological), (b) spouses of such Person’s children, grandchildren and siblings (in each case whether adoptive or biological), and (c) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing;

“Law”

means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or order of any Government Authority, including any rules promulgated by a stock exchange or regulatory body;

“Lien”

means any encumbrance, right, interest or restriction, including any mortgage, judgment lien, materialman’s lien, mechanic’s lien, other lien (statutory or otherwise), charge, security interest, pledge, hypothecation, encroachment, easement, title defect, title retention agreement, voting trust agreement, right of pre-emption, right of first refusal, claim, option, limitation, forfeiture, penalty, equity, adverse interest or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Member”	has the same meaning as in the Statute;
“Memorandum”	means the memorandum of association of the Company or as amended and altered from time to time by Special Resolutions;

Annex B-3

“Ordinary Resolution”

means a resolution passed by a simple majority of the votes cast by the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by these Articles;

“Ordinary Shares”	means the ordinary shares of a par value of US$0.0001 each in the share capital of the Company having the rights set out in these Articles;
“Person”	means any individual or any partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity;
“PRC”	means the People’s Republic of China, excluding, for purposes of these Articles, Hong Kong, Macau and Taiwan;
“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members;
“Registered Office”	means the registered office for the time being of the Company;
“Seal”	means the common seal of the Company and includes every duplicate seal;
“Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Secretary”	means any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary;
“Share” and “Shares”	means a share in the capital of the Company, and includes an Ordinary Share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Statute;
“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution;
“Statute”	means the Companies Act (As Revised) of the Cayman Islands, as amended;
“US$”	means the lawful money of the United States of America; and
“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

2.           In these Articles:

2.1.        words importing the singular number include the plural number and vice versa;

2.2.        words importing the masculine gender include the feminine gender;

2.3.        words importing persons include corporations;

Annex B-4

2.4.        references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.5.        the word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

2.6.        when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to these Articles, the date that is the reference date in calculating such period shall be excluded;

2.7.        “fully-diluted” or any variation thereof means all of the issued and outstanding Shares, treating the maximum number of Shares issuable under any issued and outstanding Convertible Securities and all Shares reserved for issuance under the ESOP as issued and outstanding;

2.8.        references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party;

2.9.        references to “writing,” “written” and comparable expressions include any mode of reproducing words in a legible and nontransitory form including emails and faxes, provided the sender complies with the provision of Article 165;

2.10.      if any payment hereunder would have been, but for this Article, due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date;

2.11.      headings are inserted for reference only and shall be ignored in construing these Articles; and

2.12.      Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

SHARE CAPITAL

3.           (1)         The authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each.

(2)         Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

SHARES

4.           Subject to the Law, these Articles and, where applicable, the Designated Stock Exchange Rules (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may in their absolute discretion and without the approval of the Members, cause the Company to:

(a).        allot, issue, grant options over or otherwise dispose of Shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such Persons, at such times and on such other terms as they think proper;

(b).        grant rights over Shares or other securities to be issued in one or more Classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

Annex B-5

(c).        issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

5.           The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue from time to time, out of the authorized share capital of the Company, preferred shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a).            the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b).            whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c).            the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other Class or any other series of shares;

(d).            whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e).            whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other Class or any other series of shares;

(f).             whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g).            whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h).            the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other Class of shares or any other series of preferred shares;

(i).             the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other Class of shares or any other series of preferred shares; and

(j).             any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

Annex B-6

6.           Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any Class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any shares of any Class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and these Articles.

7.           The Company shall not issue Shares to bearer.

8.           The Company may in connection with the issue of any shares exercise all powers of paying commissions and brokerage conferred or permitted by the Law. Such commissions and brokerage may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other.

9.           The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

FRACTIONAL SHARES

10.         The Company shall not issue fractional Shares or register the transfer of fractions of a Share.

REGISTER OF MEMBERS

11.         The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

12.         For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) calendar days. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members, the Register of Members shall be closed for at least ten (10) calendar days immediately preceding the meeting and the record date for such determination shall be the date of closure of the Register of Members.

13.         In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or in order to make a determination of Members for any other purpose.

14.         If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

Annex B-7

SHARE CERTIFICATES

15.         A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorized by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

16.         No certificate shall be issued representing shares of more than one Class.

17.         The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

18.         Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

19.         Share certificates shall be issued within the relevant time limit as prescribed by the Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

20.         (1) Upon every transfer of Shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the Shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the Shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

21.         If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

REDEMPTION

22.         Subject to the provisions of the Statute and these Articles, the Company may:

(a).        issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board or by a special resolution of the Members;

(b).        purchase its own Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board, or are otherwise authorized by these Articles; and

(c).        make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

23.         The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

Annex B-8

24.         The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

25.         The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

26.         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share. The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

NON RECOGNITION OF TRUSTS

27.         The Company shall not be bound by or compelled to recognize in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

28.         The Company shall have a first and paramount Lien on all Shares (whether fully paid- up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s Lien thereon. The Company’s Lien on a Share shall also extend to any amount payable in respect of that Share.

29.         The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a Lien, if a sum in respect of which the Lien exists is presently payable, and is not paid within fourteen (14) calendar days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

30.         To give effect to any such sale, the Directors may authorize any Person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

31.         The net proceeds of such sale after deduction of expenses, fees and commission incurred by the Company shall be applied in payment of such part of the amount in respect of which the Lien exists as is presently payable and any residue shall (subject to a like Lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALLS ON SHARES

32.         Subject to these Articles and the terms of the allotment and issue of any Shares, the Directors may from time to time make calls upon the Members in respect of any monies due and payable but unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by installments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

33.         A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

Annex B-9

34.         The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

35.         If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest in whole or in part.

36.         An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and, if it is not paid, all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

37.         The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

38.         The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance. No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

39.         If a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen (14) calendar days’ notice requiring payment of the amount unpaid together with any interest, which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with, the Shares in respect of which the call was made will be liable to be forfeited.

40.         If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

41.         A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person, the Directors may authorize some person to execute an instrument of transfer of the Share in favor of that person.

42.         A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

43.         A certificate in writing under the hand of one Director of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

44.         The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

Annex B-10

TRANSFER OF SHARES

45.         Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

46.         The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Member until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

47.         The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share under which a restriction on transfer imposed by its terms of issue still subsists.

48.         The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any Share unless:

(a).        the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b).        the instrument of transfer is in respect of only one Class of Shares;

(c).        the instrument of transfer is properly stamped, if required;

(d).        in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(e).        a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

49.         The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfers shall not be suspended nor the Register of Members closed for more than thirty (30) calendar days in any calendar year.

50.         All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

51.         If a Member dies, the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder, shall be the only persons recognized by the Company as having any title to his interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share, which had been jointly held by him. Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some person nominated by him as the transferee. If he elects to

Annex B-11

become the holder, he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before the death or bankruptcy or liquidation or dissolution of that Member, as the case may be.

52.         If the person so becoming entitled shall elect to be registered himself as holder, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

53.         A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some other person nominated by him become the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before the death or bankruptcy or liquidation or dissolution of such Member or in any other case than by transfer, as the case may be). If the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL

54.         Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Ordinary Resolution:

(a).        increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b).        consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c).        divide its Shares into several Classes and without prejudice to any special rights previously conferred on the holders of existing Shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a Class of Shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes shares with different voting rights, the designation of each Class of Shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d).        subdivide its Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the Shares resulting from such sub-division, one or more of the Shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares; and

(e).        cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

Annex B-12

55.         All new Shares created in accordance with Article 54 shall be subject to the same provisions of the Articles with reference to the payment of calls, Liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under Article 54 and in particular but without prejudice to the generality of the foregoing may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

56.         Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Special Resolution:

(a).        change its name;

(b).        alter, amend or add to these Articles;

(c).        alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d).        reduce its share capital and any capital redemption reserve fund in any manner authorized by Law.

SHARE RIGHTS

57.         Subject to the provisions of applicable Law, Designated Stock Exchange Rules, the Memorandum and these Articles and to any special rights conferred on the holders of any Shares or Class of Shares, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

58.         Subject to the provisions of applicable Law and these Articles, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorized by the Memorandum, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by Special Resolution of the Members determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable Law.

59.         The rights and restrictions attaching to the Ordinary Shares are as follows:

(a).     Income.

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b).     Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of Shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

Annex B-13

(c).     Attendance at General Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Each Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company.

VARIATION OF RIGHTS OF SHARES

60.         Subject to the provisions of these Articles, if at any time the share capital of the Company is divided into different Classes, the rights attached to any Class (unless otherwise provided by the terms of issue of the Shares of that Class) may, whether or not the Company is being wound up, be varied, modified or abrogated with the consent in writing of the holders of a majority of the issued Shares of that Class, or with the sanction of an Ordinary Resolution passed at a general meeting of the holders of the Shares of that Class.

61.         The provisions of these Articles relating to general meetings shall apply to every class meeting of the holders of one Class of Shares except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the Class and that any holder of Shares of the Class present in person or by proxy may demand a poll.

62.         Subject to the provisions of the Articles, the rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by the creation or issue of further Shares ranking pari passu with or subsequent to the Shares of that Class or the redemption or purchase of any Shares of any Class by the Company, and the rights of the holders of Shares shall not be deemed to be varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

REGISTERED OFFICE

63.         Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

64.         All general meetings other than annual general meetings shall be called extraordinary general meetings.

65.         The Company may, but shall not (unless required by the Statute) be obliged to hold a general meeting in each calendar year as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

66.         The Chairman or a majority of the Directors may call general meetings, and they shall on a Member’s requisition forthwith proceed to convene an extraordinary general meeting of the Company.

67.         A Members’ requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares entitled to vote at general meetings of the Company.

68.         The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

69.         If there are no Directors as at the date of the deposit of a Members’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of such requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

Annex B-14

70.         A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

71.         At least fifteen (15) calendar days’ notice shall be given of any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a).        in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

(b).        in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than seventy-five percent (75%) in voting rights of the Shares giving that right.

72.         The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any Person entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

73.         No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Two or more holders of Shares which carry not less than one-half of all votes attaching to Shares in issue and entitled to vote at such genral meeting, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorised representative, shall constitute a quorum; unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative or proxy.

74.         A person may participate at a general meeting by telephone or other similar communications equipment by means of which all the persons participating in such meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

75.         A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

76.         If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members constituting a majority of the outstanding share capital of the Company (calculated on an as- converted basis) shall be a quorum and may transact the business for which the meeting was called, provided, that, such present Members shall only discuss and/or approve the matters as described in the meeting notice delivered in accordance with these Articles.

77.         The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen (15) minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

Annex B-15

78.         If no Director is willing to act as chairman or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

79.         The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

80.         A resolution put to the vote of the meeting shall be decided on the vote of the requisite majority pursuant to a poll of the Members. Unless otherwise required by the Statute or these Articles, such requisite majority shall be a simple majority of votes that are able to be cast.

81.         The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Members in accordance with these Articles, for any reason or for no reason, upon notice in writing to Members. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. Notice of the business to be transacted at such postponed general meeting shall not be required. If a general meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is received as required by the Articles not less than 48 hours before the time appointed for holding the postponed meeting.

VOTES OF MEMBERS

82.         Subject to any rights and restrictions for the time being attached to any Share, every Member present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of the Company, have one (1) vote for each Ordinary Share of which he is the holder.

83.         In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

84.         Shares carrying the right to vote that are held by a Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may be voted by his committee, receiver, curator bonis, or other Person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

85.         No Person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a Class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

86.         No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

87.         Votes may be cast either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. All resolutions shall be determined by poll and not on a show of hands. An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

88.         A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

Annex B-16

PROXIES

89.         The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, under the hand of an officer or attorney duly authorized for that purpose. A proxy need not be a Member of the Company.

90.         The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a).        not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b).        in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for the taking of the poll; or

(c).        where the poll is not taken forthwith but is taken not more than forty-eight (48) hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

91.         The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to confer authority to demand or join or concur in demanding a poll.

92.         Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES

93.         Any corporation or other non-natural person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

SHARES THAT MAY NOT BE VOTED

94.         Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

CLEARING HOUSES

95.         If a recognised clearing house (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of Members provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be

Annex B-17

entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization.

DIRECTORS

96.         Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, and there shall be no maximum number of Directors.

97.         The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors, save and except that if the Chairman is not present at a meeting of the Board of Directors within fifteen (15) minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board of Directors, the attending Directors may choose one of their number to be the chairman of the meeting.

98.         The Company may by Ordinary Resolution appoint any person to be a Director.

99.         The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

100.       A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated.

101.       A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

102.       A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

103.       The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

104.       The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

105.       Subject to applicable Law, Designated Stock Exchange Rules and the Articles, the Board may establish any committee of the Board as the Board shall deem appropriate from time to time, and committees of the Board shall have the rights, powers and privileges granted to such committees by the Board from time to time.

POWERS AND DUTIES OF DIRECTORS

106.       Subject to the provisions of the Statute, the Memorandum and these Articles and to any directions given by Special Resolution, the business and affairs of the Company shall be conducted as directed by the Board of Directors of the Company. The Board shall have all such powers and authorities, and may do all such acts and things, to the maximum extent permitted by applicable Law, the Memorandum and these Articles. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

Annex B-18

107.       The Board may, from time to time, and except as required by applicable Law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

108.       Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

109.       The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

110.       The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

111.       The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

112.       The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and Articles 113 to 115 shall not limit the general powers conferred by this Article.

113.       The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

114.       The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

115.       Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

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BORROWING POWERS OF DIRECTORS

116.       The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

117.       The office of a Director shall be vacated if:

(a).        he gives notice in writing to the Company that he resigns the office of Director;

(b).        he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c).        is prohibited by any applicable Law or Designated Stock Exchange Rules from being a Director;

(d).        he is found to be or becomes of unsound mind; or

(e).        is removed from office pursuant to any other provision of these Articles.

MEETINGS OF THE BOARD OF DIRECTORS

118.       The Board shall meet at such times and in such places as the Board shall designate from time to time. A meeting of the Board may be called by any Director on no less than five (5) calendar days’ prior written notice of the time, place and agenda of the meeting. Subject to these Articles, questions arising at any meeting shall be decided by a majority of votes of the Directors present at a meeting at which there is a quorum, with each having one (1) vote and in case of an equality of votes, the Chairman shall have a second or casting vote.

119.       A Director may participate in any meeting of the Board or of any committee of the Board by means of video conference, teleconference or other similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute such Director’s presence in person at the meeting.

120.       The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the presence of three (3) Directors then in office shall constitute a quorum. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

121.       If a quorum is not present at any duly called meeting, such meeting may be adjourned to a time no earlier than forty-eight (48) hours after written notice of such adjournment has been given to the Directors. The Directors present at such adjourned meeting shall constitute a quorum, provided that the Directors present at such adjourned meeting may only discuss and/or approve the matters as described in the meeting notice delivered to the Directors in accordance with Article 118.

122.       A resolution in writing (in one or more counterparts), signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee of Directors, as the case may be, duly convened and held. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

123.       Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

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124.       A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

125.       All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

126.       The Company shall pay all fees, charges and expenses (including travel and related expenses) incurred by each Director in connection with: (i) attending the meetings of the Board and all committees thereof (if any) and (ii) conducting any other Company business requested by the Company.

PRESUMPTION OF ASSENT

127.       A Director who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIRECTORS’ INTERESTS

128.       A Director may:

(a).        hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b).        act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c).        continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable Law or the Company’s

Annex B-21

listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

129.       Subject to applicable Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 130 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7 of Form 20F promulgated by the Comission, shall require the approval of the Audit Committee.

130.       A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a).        he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b).        he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

131.       Following a declaration being made pursuant to Articles 129 and 130, subject to any separate requirement for Audit Committee approval under applicable Law or the Designated Stock Exchange Rules, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

132.       The Directors shall cause minutes to be made for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any Class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

133.       When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

ALTERNATE DIRECTORS

134.       Any Director (other than an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

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135.       An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

136.       An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

137.       Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

138.       An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

AUDIT COMMITTEE

139.       Without prejudice to the freedom of the Directors to establish any other committees, for so long as the Shares are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the charter of the Audit Committee, the Designated Stock Exchange Rules and the rules and regulations of the Commission.

NO MINIMUM SHAREHOLDING

140.       The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed, a Director is not required to hold Shares.

SEAL

141.       The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

142.       The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

143.       A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

144.       Subject to the Statute and these Articles any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

145.       Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

146.       The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

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147.       The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

148.       Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of three or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

149.       If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

150.       No dividend or distribution shall bear interest against the Company.

151.       Any dividend which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date of declaration of such dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend shall remain as a debt due to the Member. Any dividend which remains unclaimed after a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALIZATION

152.       Subject to applicable Law, the Directors may:

(a).        resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

(b).        appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)          paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)         paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c).        make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

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(d).        authorise a Person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for either:

(i)          the allotment to the Members respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)         the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Members; and

(e).        generally do all acts and things required to give effect to the resolution.

153.       Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a).        employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b).        any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c).        the holders of warrants issued by the Company upon the cashless exercise of such warrant in accordance with the terms thereof.

BOOKS OF ACCOUNT

154.       The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

155.       The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Statute or authorized by the Directors or by the Company in general meeting.

156.       The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by the Law.

AUDIT

157.       Subject to applicable Law and Designated Stock Exchange Rules, the Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors.

158.       The remuneration of the Auditor shall be determined by the Audit Committee or, in the absence of such Audit Committee, by the Board.

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159.       If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

160.       Auditors of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditors.

161.       Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment and at any time during their term of office upon request of the Directors or any general meeting of the Members.

162.       The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

SHARE PREMIUM ACCOUNT

163.       The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

164.       There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

NOTICES

165.       Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally, or by posting it by airmail or by a recognized courier service in a prepaid letter addressed to such Member at his address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Member may have specified in writing for the purpose of such service of notices, or, to the extent permitted by applicable Law, by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

166.       Any notice or other document, if served by:

(a).        post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b).        facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c).        recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

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(d).        electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e).        placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

167.       Any Members present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

168.       A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

169.       Notice of every general meeting shall be given in any manner hereinbefore authorized to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

INFORMATION

170.       No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public, except information required to be disclosed by the Company to the Members as required under the Designated Stock Exchange Rules and the rules and regulations of the Commission.

171.       The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register of Members and transfer books of the Company.

WINDING UP

172.       If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

173.       If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

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INDEMNITY

174.       Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s Auditors) and the personal representatives of the same (each, an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

FISCAL YEAR

175.       Unless the Board otherwise prescribes, the financial year of the Company shall end on 31st October in each year.

DISCLOSURE

176.       The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register of Members and books of the Company.

TRANSFER BY WAY OF CONTINUATION

177.       The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATIONS

178.       The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

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Annex C

Caravelle International Group

2022 SHARE INCENTIVE PLAN

Section 1. Purpose.

The purpose of the Caravelle International Group 2022 Share Incentive Plan (as amended from time to time, “2022 Plan”) is to enhance the ability of Caravelle International Group (the “Company”) to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of the Company.

This 2022 Plan is adopted by the Company in connection with the anticipated consummation of the Business Combination. From and after the time of the Business Combination, the Company intends to use this 2022 Plan to grant new Awards to eligible Participants from time to time, subject to and in accordance with the terms and conditions described herein.

Section 2. Structure.

Each Award (as defined below) granted by the Company pursuant to the terms of this 2022 Plan, shall be granted to each participant, and the corresponding Shares issuable upon the exercise of such Award (the “Award Shares”) shall be issued to the participants or an entity designated by the participants.

Section 3. Definitions.

As used in this 2022 Plan and any Award Agreement (as defined below), the following terms shall have the meanings set forth below:

(a)     “2022 Plan” shall have the meaning set forth in Section 1.

(b)    “Administrator” shall have the meaning set forth in Section 5.

(c)     “Affiliate” shall mean (i) any entity that, directly or indirectly, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Administrator.

(d)    “Applicable Laws” shall mean all laws, statutes, regulations, ordinances, rules or governmental requirements that are applicable to this 2022 Plan or any Award granted pursuant to this 2022 Plan, including but not limited to applicable laws of the Singapore, the United States and the Cayman Islands, and the rules and requirements of any applicable securities exchange.

(e)     “Award” shall mean any Option, award of Restricted Share, Restricted Share Unit or Other Share-Based Award granted under this 2022 Plan.

(f)     “Award Agreement” shall mean any written agreement, contract or other instrument or document evidencing any Award granted under this 2022 Plan.

(g)    “Board” shall mean the board of directors of the Company.

(h)    “Business Combination” shall mean the transactions contemplated by that certain Agreement and Plan of Merger (“Merger Agreement”) which was amended by the Amended and Restated Agreement and Plan of Merger dated August 15, 2022, by and among the Company, Pacifico International Group, Caravelle Group Co., Ltd, and certain other parties thereto.

(i)     “Committee” shall mean a compensation committee of the Board or another board committee designated by the Board to administer this 2022 Plan.

(j)     “Company” shall mean Caravelle International Group, a company incorporated under the laws of the Cayman Islands, together with any successor thereto.

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(k)    “Consultant” means any individual, including an advisor, who is engaged by the Company or an Affiliate to render services and is compensated for such services, and any director of the Company whether or not compensated for such services.

(l)     [Reserved]

(m)   “Fair Market Value” shall mean, with respect to any property (including, without limitation, any Shares or other securities) the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Administrator.

(n)    “Option” shall mean an option granted under Section 7 hereof.

(o)    “Other Share-Based Award” shall mean a right granted under Section 9 hereof.

(p)    “Participant” shall mean an individual granted an Award under this 2022 Plan.

(q)    [Reserved]

(r)     “Restricted Share” shall mean any Share granted under Section 8 hereof.

(s)     “Restricted Share Unit” shall mean a contractual right granted under Section 8 hereof that is denominated in Shares, each of which represents a right to receive the value of a Share (or a percentage of such value, which percentage may be higher than 100%) upon the terms and conditions set forth in this 2022 Plan and the applicable Award Agreement.

(t)     “Shares” shall mean Ordinary Shares of the Company, par value US$0.0001 per share.

(u)    “Substitute Awards” shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by, or held by the employees of, a company or other entity or business acquired (directly or indirectly) by the Company or with which the Company combines.

Section 4. Eligibility.

(a)     Employees (each, an “Employee”) and Consultants of the Company or an Affiliate are eligible to participate in this 2022 Plan. An Employee or Consultant who has been granted an Award may, if he or she is otherwise eligible, be granted additional Awards.

(b)    An individual who has agreed to accept employment by, or to provide services to, the Company or an Affiliate shall be deemed to be eligible for Awards hereunder.

Section 5. Administration.

(a)     This 2022 Plan shall be administered by the Administrator formed in accordance with applicable laws and stock exchange rules, unless otherwise determined by the Board. The term “Administrator” shall refer to the Board or the Committee, as applicable. The Administrator may delegate its duties and powers under this 2022 Plan in whole or in part to a person or a board committee designated by it.

(b)    Subject to the terms of this 2022 Plan and Applicable Laws, the Administrator shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under this 2022 Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award including, but not limited to, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards, or other property, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award under this 2022 Plan shall be deferred either automatically or at the election of the holder thereof or of the Administrator;

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(vii) interpret and administer this 2022 Plan and any instrument or agreement relating to, or Award made under, this 2022 Plan; (viii) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of this 2022 Plan; (ix) determine whether and to what extent Awards should comply or continue to comply with any requirement of statute or regulation; (x) determine whether and to what extent Awards should continue being effective in the event of a change of control of the Company including, but not limited to, canceling Awards and causing to be paid to the holders of vested Awards the value of such Awards, if any, as determined by the Administrator, in its sole discretion, it being understood that in the case of any Option with an exercise price that equals or exceeds the price paid for a Share in connection with a change of control of the Company, the Administrator may cancel the Option without the payment of consideration therefor; and (xi) make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of this 2022 Plan.

(c)     All decisions of the Administrator shall be final, conclusive and binding upon all persons, including the Company, the shareholders of the Company and the Participants and their beneficiaries.

(d)    The Administrator may impose restrictions on any Award with respect to non-competition, confidentiality, lock-up and any other events that it considers to be detrimental to the Company, and impose other restrictive covenants as it deems necessary or appropriate in its sole discretion. In the event that these restrictions are breached, the Administrator may request the Participants to return all benefits made available to them under this 2022 Plan and such Participants shall cease to be entitled to potential benefits intended to be made available to them under this 2022 Plan.

Section 6. Shares Available for Awards.

(a)     Subject to adjustment as provided below, the maximum aggregate number of Shares that may be issued pursuant to all Awards shall initially not exceed 3,349,520 Shares.

(b)    If, after the effective date of this 2022 Plan, any Shares covered by an Award, or to which such an Award relates, are forfeited, cancelled or if such an Award otherwise terminates without the delivery of Shares or of other consideration, then the Shares covered by such Award, or to which such Award relates, to the extent of any such forfeiture or termination, shall again be, or shall become, available for issuance under this 2022 Plan.

(c)     In the event that any Option or other Award granted hereunder (other than a Substitute Award) is exercised through the delivery of Shares, or in the event that withholding tax liabilities arising from such Option or Award are satisfied by the withholding of Shares by the Company, the number of Shares available for Awards under this 2022 Plan shall be increased by the number of Shares so surrendered or withheld.

(d)    Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury Shares or Shares purchased on the open market.

(e)     In the event that the Administrator shall determine that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined, in its absolute discretion, by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this 2022 Plan, then the Administrator shall, in such manner as it may deem appropriate, adjust any or all of (i) the number and type of Shares (or other securities or property) which thereafter may be made the subject of Awards, including the aggregate limit specified in Section 6(a) hereof, (ii) the number and type of Shares (or other securities or property) subject to outstanding Awards, (iii) the grant price, purchase price, or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award, and (iv) the minimum number of Shares which may be acquired by the holder of an outstanding Award at any one time; provided, however, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(f)     Shares underlying Substitute Awards shall not reduce the number of Shares remaining available for issuance under this 2022 Plan.

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(g)    Except as expressly provided in this 2022 Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in this 2022 Plan or pursuant to action of the Administrator under this 2022 Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares subject to an Award or the grant or exercise price of any Award.

Section 7. Options.

The Administrator is hereby authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of this 2022 Plan, as the Administrator shall determine and set forth in the Award Agreement:

(a)     The purchase price per Share under an Option shall be determined by the Administrator.

(b)    The term of each Option shall be fixed by the Administrator.

(c)     The Administrator shall determine the time or times at which an Option may be exercised in whole or in part, and the method or methods by which, and the form or forms, including, without limitation, cash, Shares, other Awards, or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price, in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

Section 8. Restricted Shares and Restricted Share Units.

(a)     The Administrator is hereby authorized to grant Awards of Restricted Shares and Restricted Share Units to Participants.

(b)    Restricted Shares and Restricted Share Units shall be subject to such restrictions as the Administrator may impose (including, without limitation, any limitation on the right to vote a Restricted Share or the right to receive any dividend or other right or property), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Administrator may deem appropriate.

(c)     Any Restricted Share granted under this 2022 Plan may be evidenced in such manner as the Administrator may deem appropriate including, without limitation, book-entry registration or issuance of a share certificate or certificates, creation of a new class of shares or amendment of the Memorandum and/or Articles of Association of the Company. In the event any share certificate is issued in respect of Restricted Shares granted under this 2022 Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Share.

Section 9. Other Share-Based Awards.

The Administrator is hereby authorized to grant to Participants such other Awards (including, without limitation, share appreciation rights and rights to dividends and dividend equivalents) that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares) as are deemed by the Administrator to be consistent with the purposes of this 2022 Plan. Subject to the terms of this 2022 Plan, the Administrator shall determine the terms and conditions of such Awards. Shares or other securities delivered pursuant to a purchase right granted under this Section 9 shall be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof, as the Administrator shall determine.

Section 10. General Provisions Applicable to Awards.

(a)     All Awards shall be evidenced by an Award Agreement between the Company and each Participant.

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(b)    Awards shall be granted for no cash consideration or for such minimal cash consideration as may be required by Applicable Laws.

(c)     Awards may, in the discretion of the Administrator, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(d)    Subject to the terms of this 2022 Plan, payments or transfers to be made by the Company upon the grant, exercise or payment of an Award may be made in such form or forms as the Administrator shall determine including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Administrator. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(e)     Unless the Board or the Administrator shall otherwise determine, no Award and no right under any such Award, shall be assignable, alienable, saleable or transferable by a Participant otherwise than by will or by the laws of descent and distribution; provided, however, that, if so determined by the Administrator or the Board, a Participant may, in the manner established by the Administrator, designate a beneficiary or beneficiaries to exercise the rights of the Participant, and to receive any property distributable, with respect to any Award upon the death of the Participant. Each Award, and each right under any Award, shall be exercisable during the Participant’s lifetime only by the Participant or, if permissible under Applicable Laws and the applicable Award Agreement, by the Participant’s guardian or legal representative. No Award and no right under any such Award, may be pledged, charged, mortgaged, alienated, attached, or otherwise encumbered, and any purported pledge, charge, mortgage, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company. The provisions of this paragraph shall not apply to any Award which has been fully exercised, earned or paid, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms hereof and of the applicable Award Agreement.

(f)     All certificates for Shares or other securities delivered under this 2022 Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under this 2022 Plan or the rules, regulations, and other requirements of the United States Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed, and any Applicable Laws, and the Administrator may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g)    No Shares shall be delivered under the 2022 Plan to any Participant until such Participant has made arrangements acceptable to the Administrator for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any of its subsidiaries shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company or its subsidiaries, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by Applicable Laws to be withheld with respect to any taxable event concerning a Participant arising as a result of the 2022 Plan. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sum required to be withheld. Notwithstanding any other provision of the 2022 Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy any income and payroll tax liabilities applicable to the Participant with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Administrator, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for the applicable income and payroll tax purposes that are applicable to such supplemental taxable income.

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Section 11. Amendment and Termination.

(a)     Except to the extent prohibited by Applicable Laws and unless otherwise expressly provided in an Award Agreement or in this 2022 Plan, the Administrator may amend, alter, suspend, discontinue or terminate this 2022 Plan, or any Award Agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders of the Company, if such approval is necessary to comply with any tax or regulatory requirement for which or with which the Administrator deems it necessary or desirable to qualify or comply, (ii) shareholder approval with such threshold for a resolution of the shareholders of the Company in respect of such amendment, alteration, suspension, discontinuation or termination as provided in the Company’s Memorandum and Articles of Association for any amendment to this 2022 Plan that increases the total number of Shares reserved for the purposes of this 2022 Plan, and (iii) with respect to any Award Agreement, the consent of the affected Participant, if such action would materially and adversely affect the rights of such Participant under any outstanding Award.

(b)    The Administrator may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retroactively, without the consent of any relevant Participant or holder or beneficiary of an Award; provided, however, that no such action shall materially and adversely affect the rights of any affected Participant or holder or beneficiary under any Award theretofore granted under this 2022 Plan; and provided further that, except as provided in Section 6(e) hereof, no such action shall reduce the exercise price of any Option established at the time of grant thereof.

(c)     The Administrator shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 6(e) hereof affecting the Company, or the financial statements of the Company, or of changes in Applicable Laws or accounting principles); whenever the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this 2022 Plan.

(d)    Any provision of this 2022 Plan or any Award Agreement to the contrary notwithstanding, with the affected Participant’s consent, the Administrator may cause any Award granted hereunder to be canceled in consideration of a cash payment or alternative Award made to the holder of such canceled Award equal in value to the Fair Market Value of such canceled Award as of the time of the cancellation.

(e)     The Administrator may correct any defect, supply any omission, or reconcile any inconsistency in this 2022 Plan or any Award in the manner and to the extent it shall deem desirable to carry this 2022 Plan into effect.

Section 12. Withholding Taxes.    The exercise of each Award granted under this 2022 Plan shall be subject to the condition that, if at any time, the Administrator shall determine that the satisfaction of withholding tax is necessary or desirable in respect of such exercise, such exercise shall not be effective unless such withholding has been effected to the satisfaction of the Administrator. In such circumstances, the Administrator may require the exercising Participant to pay to the Company, in addition to and in the same manner as the exercise price for the Award Shares, such amount as the Company or any Affiliate is obliged to remit to the relevant taxing authority in respect of the exercise of the Awards. Alternatively, the Administrator may direct the Company or an Affiliate thereof to withhold the appropriate amount of tax from the applicable Participant’s salary in connection with a requested exercise. Any such additional payment shall be due no later than the date as of which any amount with respect to the Award exercised first becomes includable in the gross income of the exercising Participant for tax purposes.

Section 13. Miscellaneous.

(a)     No employee, independent contractor, Participant or other person shall have any claim to be granted any Award under this 2022 Plan, and there is no obligation for uniformity of treatment of employees, independent contractors, Participants, or holders or beneficiaries of Awards under this 2022 Plan. The terms and conditions of Awards need not be the same with respect to each recipient.
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(b)    Nothing contained in this 2022 Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(c)     The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ or service of the Company or any Affiliate. Further, the Company or the applicable Affiliate may at any time dismiss a Participant from employment or terminate the services of an independent contractor, free from any liability, or any claim under this 2022 Plan, unless otherwise expressly provided in this 2022 Plan or in any Award Agreement or in any other agreement binding upon the parties.

(d)    If any provision of this 2022 Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any person or Award, or would disqualify this 2022 Plan or any Award under any Applicable Laws, such provision shall (to the fullest extent permitted by Applicable Laws) be construed or deemed amended to conform to Applicable Laws, or if it cannot be so construed or deemed amended without, in the determination of the Administrator, materially altering the intent of this 2022 Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of this 2022 Plan and any such Award shall remain in full force and effect.

(e)     Awards payable under this 2022 Plan shall be payable in Shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No Participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Shares, except as expressly otherwise provided) of the Company or one of its subsidiaries by reason of any award hereunder.

(f)     Neither this 2022 Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant. To the extent that any person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(g)    No fractional Shares shall be issued or delivered pursuant to this 2022 Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(h)    [Reserved]

(i)     In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Administrator may, in its sole discretion, provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides or is employed. Moreover, the Administrator may approve such supplements to, amendments, restatements or alternative versions of this 2022 Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of this 2022 Plan as in effect for any other purpose; provided, however, that no such supplements, restatements or alternative versions shall increase the share limitations contained in Section 6 hereof. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

(j)     The Company shall not be obligated to grant any Awards, permit the exercise of any Awards, issue any Award Shares upon the exercise of any Awards, make any payments or take any other action pursuant to this 2022 Plan if, in the opinion of the Administrator, such action would conflict or be inconsistent with any Applicable Law or the Company’s trading policies, and the Administrator reserves the right to refuse to take such action for so long as such conflict or inconsistency or issue remains outstanding.

(k)    The Company shall maintain a register of Awards granted to the Participants and Award Shares issued to the Participants or an entity designated by the Participants, including the dates of grant of such Awards and the exercise of such Awards and any other details as the Administrator may deem appropriate.

(l)     The 2022 Plan and all Award Agreements shall be governed by and construed in accordance with the laws of the Cayman Islands.

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Section 14. Effective Date of 2022 Plan.

The 2022 Plan shall be effective after the closing the Business Combination, its approval by the Board of the Company and its approval by the shareholders of the Company (the “Effective Date”).

Section 15. Term of 2022 Plan.

No Award shall be granted under this 2022 Plan after the tenth anniversary of the Effective Date. However, unless otherwise expressly provided in this 2022 Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Administrator to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend this 2022 Plan, shall extend beyond such date.

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PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

PubCo’s Amended and Restated Memorandum and Articles of Association provide that, subject to the provisions of the Cayman Islands laws, directors and officers, past and present, will be entitled to indemnification from PubCo against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of his or her own dishonesty, willful default or fraud, in or about the conduct of the PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning the PubCo or its affairs in any court whether in the Cayman Islands or elsewhere. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.     Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.1*#

Amended and Restated Agreement and Plan of Merger, dated as of August 15, 2022, by and among Pacifico Acquisition Corp., Caravelle International Group, Pacifico International Group, Pacifico Merger Sub 2 Inc. and Caravelle Group Co., Ltd (included as Annex A to the proxy statement/prospectus) (incorporated by reference to Exhibit 2.1 of Form 8-K filed with the SEC on August 17, 2022).

3.1*	Memorandum and Articles of Association of Caravelle International Group, dated February 28, 2022.
3.2*	Form of Amended and Restated Memorandum and Articles of Association of Caravelle International Group, as they shall be in effect upon Closing (included as Annex B to the proxy statement/prospectus).
4.1*	Specimen Unit Certificate of Pacifico Acquisition Corp. (incorporated by reference to Exhibit 4.1 of registration statement on Form S-1 filed with the SEC on July 20, 2021).
4.2*	Specimen Ordinary Share Certificate of Caravelle International Group.
4.3*	Form of Unit Purchase Option, between Caravelle International Group and Chardan.
5.1*	Opinion of Maples and Calder (Hong Kong) LLP as to validity of Caravelle International Group Ordinary Shares.
5.2*	Opinion of Loeb & Loeb LLP as to the validity of Caravelle International Group’s UPO.
8.1*	Opinion of Pryor Cashman LLP regarding material U.S. federal income tax matters.
10.1*	Form of Shareholder Support Agreement (incorporated by reference to Exhibit 10.1 of Form 8-K filed with the SEC on April 6, 2022).
10.2*	Form of Amended and Restated Sponsor Support Agreement.
10.3*	Form of Lock-Up Agreement.
10.4*	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of Form 8-K filed with the SEC on April 6, 2022).
10.5*	English Translation of Strategic Sales Contract, dated April 20, 2022, between Singapore Garden Technology PTE. LTD. and New Gallon Group (HK) Co LTD.
10.6*	Loan Agreement, dated April 9, 2020, between Topsheen Shipping Singapore PTE. LTD. and DBS Bank Ltd.
10.7*	Ship Chartering Mandate Agreements between Topsheen Shipping Limited and Topsheen Shipping Singapore Pte. Ltd.
10.8*	Caravelle International Group 2022 Share Incentive Plan (included as Annex C to this proxy statement/prospectus).
21.1*	List of subsidiaries of Caravelle International Group.
23.1**	Consent of UHY LLP.
23.2**	Consent of Friedman LLP.
23.3*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1).
23.4*	Consent of Loeb & Loeb LLP (included in Exhibit 5.2).

Exhibit Number	Description
23.5*	Consent of Pryor Cashman LLP (included in Exhibit 8.1).
24.1*	Powers of Attorney.
99.1*	Form of Proxy Card for Pacifico Acquisition Corp.’s Special Meeting of Stockholders.
99.2*	Consent of Xiangjin Cao to be named as a director.
99.3*	Consent of Alon Rozen to be named as a director.
107*	Filing Fee Table.

____________

*        Previously filed

**      Filed herewith

#        Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

Item 22.     Undertakings

A.     PubCo hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.      PubCo hereby undertakes:

(1)    that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.     The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Libreville, Gabon, on the 4th day of November, 2022.

Caravelle International Group
By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Director (Principal executive officer, principal financial and principal accounting officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person on November 4, 2022 in the capacities indicated.

Name	Title	Date
/s/ Guohua Zhang	Director (Principal executive officer, principal financial and principal accounting officer)	November 4, 2022
Guohua Zhang
*	Director	November 4, 2022
Dong Zhang
*	Director	November 4, 2022
Edward Cong Wang
*By:	Guohua Zhang
Attorney-in-Fact

AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Caravelle International Group, has signed this registration statement in New York, New York, on November 4, 2022.

Authorized U.S. Representative
Cogency Global Inc.
By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.